Form 20-F
period 2021-12-31
SIMILARWEB LTD.
filed 2022-03-25
CIK 1842731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-40394
Similarweb Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
State of Israel
(Jurisdiction of incorporation or organization)

121 Menachem Begin Rd.
Tel Aviv-Yafo 6701203, Israel
(Address of principal executive offices)
Or Offer
Chief Executive Officer
Telephone: +972-3-544-7782
Similarweb Ltd.
121 Menachem Begin Rd.
Tel Aviv-Yafo 6701203, Israel
Email: ir@similarweb.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value 0.01 NIS	SMWB	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 74,845,441 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

SIGNATURES	127
Index to Consolidated Financial Statements	F-1

ABOUT THIS ANNUAL REPORT
Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F, the terms “Similarweb,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Similarweb Ltd. and its subsidiaries.
All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.
Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.”
Market and Industry Data
This Annual Report contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this Annual Report are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Special note regarding forward-looking statements.” Among other items, certain of the market research included in this Annual Report was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.
The sources of certain statistical data, estimates and forecasts contained in this Annual Report are the following independent industry publications or reports:
•Digital Commerce 360: An analysis of U.S. online retail data in 2020, published January 2021.
•Insider Intelligence, US adults added 1 hour of digital time in 2020, published January 2021.
•International Data Corporation, or IDC, Data Age 2025, sponsored by Seagate with data from IDC Global DataSphere, April 2020 and IDC FutureScape: Worldwide Digital Transformation 2021 Predictions, Oct 2020 | Doc #US46880818.
•SAP Center for Business Insight and Oxford Economics, or SAP, Digital Transformation: 4 Ways Leaders Set Themselves Apart, published August 2017.
•Verint Systems, Engagement in the Always-on Era: how humans and technology work hand-in-hand to meet rising expectations, published June 2019.
Unless otherwise noted, in this Annual Report we cite a source the first time a statement relying upon that source is made, and do not include citations subsequently when that statement is repeated.

Trademarks
“Similarweb”, the Similarweb logo and our other registered and common law trade names, trademarks and service marks are the property of Similarweb Ltd. or our subsidiaries. We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains estimates and forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on management’s expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.
These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report, regarding, among other things:
•our expectations regarding our revenue, expenses and other operating results;
•our ability to acquire new customers and successfully retain existing customers;
•our ability to increase usage of our solutions and upsell and cross-sell additional solutions;
•our ability to achieve or sustain profitability;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;
•the costs and success of our sales and marketing efforts and our ability to promote our brand;
•our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;
•our ability to effectively manage our growth, including continued international expansion;
•our reliance on certain third party platforms and sources for the collection of data necessary for our solutions;
•our ability to protect our intellectual property rights and any costs associated therewith;
•our ability to identify and complete acquisitions that complement and expand our reach and platform;
•our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in Israel, the United States and other jurisdictions where we elect to do business;
•the effect of COVID-19 or other public health crises on our business and the global economy;
•our ability to compete effectively with existing competitors and new market entrants; and
•the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 3.D “Key information - Risk Factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A.[Reserved.]

B.Capitalization and Indebtedness

Not applicable.
C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors
Our business faces significant risks. You should carefully consider the risks described below and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors that we face and that are faced by our industry, before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties, see “Cautionary Statement Regarding Forward-Looking Statements” above. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us as described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry
Our recent growth and rapid technological development make it difficult to forecast our revenue and evaluate our business and future prospects.
While we were founded in 2009 and we launched our platform in 2013, many of the key features of our platform and solutions have only launched in the past few years, and, accordingly, much of our growth has occurred in recent periods. Our recent and rapid growth makes it difficult to evaluate our business, including our ability to forecast our sales and future results of operations, plan our operating expenses and model future growth. If the assumptions that we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs and frequent introductions of new products, technologies and services. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks and uncertainties successfully, our operating and financial results could differ materially from our expectations and our business could suffer.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.
We have incurred net losses of $17.7 million, $22.0 million, and $69.0 million in the years ended December 31, 2019, 2020 and 2021, respectively. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. Because the market for the solutions, features and capabilities we offer is rapidly evolving and, we believe, under-penetrated, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase significantly over the next several years as we hire additional personnel, expand our operations and infrastructure, both in existing geographies in which we operate as well as new geographical markets, continue to enhance the Similarweb brand and develop and expand our solution offerings, features and capabilities. We also expect our general and administrative expenses to increase as we grow and operate as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow, or revenue may decline for a number of possible reasons, including slowing demand for our solutions or increasing competition. If we fail to increase our revenue as we grow our business, we may not achieve profitability, which would cause our business, financial condition, results of operations and cash flows to suffer.
If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have recently experienced, and anticipate that we will continue to experience, a period of rapid growth in our operations and headcount. Our growth has placed, and future growth will place, a significant strain on our management, technical, administrative, operational and financial infrastructure. For example, our headcount has grown by 124% from 413 employees at the end of 2019 to 926 employees as of December 31, 2021. In addition, we continue to expand internationally, successfully opening our Sydney, Australia office in 2020 and our offices in

Munich, Germany and Kyiv, Ukraine in 2021. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth thus far. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform or solutions, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties.
As we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our paid customer base continues to grow, we will need to expand our account management, customer service and other personnel, our partners and our features. Failure to take appropriate measures to support our customer, user and data growth, may result in declines in quality or user satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely affect our business, financial condition, results of operations and cash flows.
We may experience quarterly fluctuations in our operating results due to a number of factors, which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this Annual Report, factors that may affect our quarterly operating results include the following:
•our ability to attract and retain customers and grow subscriptions of existing customers;
•our ability to price and package our platform and solutions effectively;
•pricing pressure as a result of competition or otherwise;
•unforeseen costs and expenses, including those related to the expansion of our business and operations;
•changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;
•changes in the competitive dynamics of our market, including consolidation among competitors or organizations using our solutions and the introduction of new solutions or solution enhancements;
•the amount and timing of payment for operating expenses, particularly research and development, sales and marketing expenses and employee benefit expenses;
•the timing of revenue and expenses related to the development or acquisition of technologies, solutions or businesses;
•potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;
•potential restructuring and transaction-related expenses;
•the amount and timing of costs associated with recruiting, training and integrating new employees while maintaining our company culture as well as the amount and timing of costs associated with retention of employees;
•seasonal buying patterns for purchasing or renewing subscriptions for digital intelligence solutions;
•our ability to manage our existing business and future growth, including increases in the number of users on our platform and the introduction and adoption of our platform in new markets outside of the United States;
•foreign currency exchange rate fluctuations; and
•general economic and political conditions in our domestic and international markets.
We may not be able to accurately forecast the amount and mix of future subscriptions, revenue and expenses and, as a result, our operating results may fall below our estimates or the expectations of securities analysts and investors. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our ordinary shares could decline.
The market and services categories in which we participate are competitive, new and rapidly changing.
Our platform falls within a new category of business technology in a rapidly evolving market for services, programs and tools used by companies with an online presence and their knowledge workers. This market is intensely competitive, fragmented and subject to rapidly changing technology, shifting customer and organizational needs, new market entrants and frequent introductions of new solutions and services.
With respect to our solutions, we compete with market research companies such as GfK Group and Kantar Group, traditional media measurement solutions such as The Nielsen Corporation and comScore, Inc., manual project-based approaches to specific business challenges provided by management consulting companies such as McKinsey & Company, Bain & Company and Accenture plc and media buying and advertising agencies such as WPP plc, Omnicom Group and Interpublic Group. With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own communication and collaboration solutions, platforms for software integration and secure repositories of information and data, but also acquire or establish solution integration, distribution or other cooperative relationships with our current competitors. For example, while we currently provide our services and solutions to Google Inc., Amazon.com, Inc., and Microsoft Corporation, among others, they may develop and introduce products that directly or indirectly compete with our solutions.
Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies who have not previously entered the market.  New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing customer base, superior solution offerings, a larger or more effective sales organization and significantly greater financial, technical, marketing and other resources and experience. We also compete with companies that offer specific point solutions in the communication, collaboration and data use markets, normally focused on specific industries, geographies, specific media or specific use cases, which attempt to address certain of the problems that our solutions address. In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from such consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively. If we fail to introduce new solutions, develop existing solutions or otherwise fail to meet and address the evolving needs of our market, this could harm our business, financial condition, revenues, results of operations or cash flows.
If we do not compete effectively with established companies as well as new market entrants our business, financial condition, revenues, results of operations or cash flows could be harmed.
Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:
•greater brand name recognition and longer operating histories;
•larger sales and marketing budgets and resources;
•greater and/or more diverse data sources and/or access to unique, proprietary data sources;
•broader distribution and established relationships with independent software vendors, partners and customers;
•access to larger customer bases;
•greater customer experience resources and support;
•greater resources to make acquisitions;
•lower labor and development costs;
•larger and more mature intellectual property portfolios; and
•substantially greater financial, technical and other resources.
As a result, they may be able to adapt more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements.
In addition, some of our larger competitors have substantially broader offerings and can leverage their relationships based on other products or solutions or incorporate functionality into existing products or solutions to gain business in a manner that discourages customers from purchasing our solutions, including through selling at zero or negative margins, solution bundling or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of solution performance or features. As a result, even if the features of our platform are superior, potential customers may not purchase our offerings. Larger competitors may have broader solution lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, services, programs and tools used by knowledge workers with subscription models. Further, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own software, services, programs and tools used by knowledge workers that would reduce or eliminate the demand for our platform and solutions.
Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior solutions and technologies that compete with Similarweb. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, financial condition, revenues, results of operations or cash flows.
A reduction or decline in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our direct measurement dataset, could lead to a deterioration in the depth, breadth or accuracy of our data and have an adverse effect on our business, financial condition, revenues, results of operations or cash flows.
We have a number of sources contributing to the depth, breadth and accuracy of the data on our platform. These include our contributory network consisting of end users who use our business-to-customer, or B2C, products or B2C products of our partners through which we collect anonymized user data, and our “direct measurement data”, consisting of website and app owners who give us access to their Google Analytics or other direct measurement metrics. If we are not able to attract new participants or maintain existing participants in our contributory network or direct measurement dataset, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Additionally, data privacy regulatory changes as well as the introduction of app- and device-level opt-out settings by certain mobile device and operating system providers are making it easier for individuals to opt-out of having their data collected or avoid such collection altogether, which could result in lower rates of B2C product end user adoption and higher rates of opting out, thereby reducing the size and depth of our contributory network. Third-party intermediaries have emerged, and we expect that others will emerge that offer the ability for users to opt out of their personal and other data being collected at scale (i.e., from all platforms and products, including ours and the third-party products with whom we partner for data collection). Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
If we are unable to attract new customers and expand subscriptions of current customers, our business, financial condition, revenues, results of operations or cash flows will be adversely affected. Any decline in our dollar-based net retention rate would harm our future operating results.
To increase our revenue and achieve and maintain profitability, we must continue to attract new customers and maintain and grow the subscriptions of existing customers. Our go-to-market efforts are intended to identify and attract prospective customers and convert them into paying customers, including the conversion of paying customers of solutions on our basic plan to higher tier services. In addition, we seek to expand existing customer subscriptions by adding new customers or additional solutions or services, including through expanding the adoption of our platform into other departments within organizations. We do not know whether we will continue to achieve similar client acquisition and subscription growth rates in the future as we have in the past. Numerous factors may impede our ability to add new customers and grow existing customer subscriptions, including our failure to attract and effectively train new marketing, sales and account management personnel despite increasing our sales efforts, to retain and motivate our current marketing, sales and account management personnel, to develop or expand relationships with partners, to successfully deploy new features and capabilities of our solutions and services, to provide quality customer experience or to ensure the effectiveness of our go-to-market programs. Additionally, increasing our sales to large organizations (both existing and prospective users) requires increasingly sophisticated and costly sales and account management efforts targeted at senior management and other personnel. If our efforts to sell to organizations are not successful or do not generate additional revenue, our business will suffer.
Our success will depend to a substantial extent on the widespread adoption of our platform and solutions as an alternative to existing or newly emerging solutions. The adoption of software as a service, or SaaS, business software may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, as our market matures, our solutions evolve, and competitors introduce lower cost or differentiated solutions that are perceived to compete with our platform and solutions, our ability to sell subscriptions for our solutions could be impaired. Similarly, our subscription sales could be adversely affected if organizations or users within these organizations perceive that features incorporated into competitive solutions reduce the need for our solutions or if they prefer to purchase other solutions that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our solutions. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition, revenues, results of operations or cash flows.
Moreover, our business is subscription-based, and therefore our customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire or may renew at a lower price, which may occur if customers choose to reduce their data access rights under their subscription, reduce the solutions to which they have access, or reduce their number of users. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. While many of our subscriptions provide for automatic renewal, our customers may opt-out of automatic renewal and customers have no obligation to renew a subscription after the expiration of the term.
In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. We cannot accurately predict our renewals and dollar-based net retention rate given the diversity of our customer base, in terms of size, industry and geography. Our renewals and dollar-based net retention rate may decline or fluctuate as a result of a number of factors, many of which are outside our control, including the business strength or weakness of our customers, customer usage, including the ability of our customers to quickly integrate our products into their businesses and continually find new uses for our solutions within their businesses, customer satisfaction with our solutions and platform capabilities and customer support, the utility of our platform to cost-effectively integrate with third-party software products, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates’ multiple paid business accounts into a single paid business account or loss of business accounts in their entirety, the effects of global economic conditions, or reductions in our customers’ spending on information technology, or IT, solutions or their spending levels generally, perceived security or data privacy risks from the use of our solutions or changes in regulatory regimes that effect our customers or our ability to sell our solutions. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. If our customers do not purchase additional subscriptions and solutions from us or our customers fail to renew their subscriptions, our revenue may decline and our business, financial condition, revenues, results of operations or cash flows may be harmed.
Our customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions (including as a result of general economic downturns, including those resulting from global pandemics such as COVID-19 or from geopolitical tensions such as the current conflict in Ukraine) or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our solutions and services. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market and small business customers across many different industries and that are located worldwide. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our solutions, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or if we fail to add more customers, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, financial condition, revenues, results of operations or cash flows.
If we are not able to introduce new features or solutions successfully and to make enhancements to our solutions, our business and results of operations could be adversely affected.
Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our solutions and to introduce new features and services. To grow our business and remain competitive, we must continue to enhance our solutions and develop features that reflect the constantly evolving nature of technology and our customers' needs. The success of any solutions, enhancements or developments depends on several factors: our anticipation of market changes and demands for solution features, including timely solution introduction, sufficient customer demand, cost-effectiveness in our solution development efforts and the proliferation of new technologies that are able to deliver competitive products and solutions at lower prices, more efficiently, more conveniently or more securely. In addition, because our solutions are designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our solutions to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our platform will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features. In addition, the COVID-19 pandemic could have an impact on our plans to offer certain new features, capabilities and enhancements in a timely manner, particularly if we experience impacts to productivity due to our employees or their family members experiencing health issues, if our employees continue to work remotely for extended periods, or if there are increasing delays in the hiring and onboarding of new employees. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our software or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.
The recent global coronavirus outbreak could harm our business and results of operations.
In December 2019, a novel coronavirus disease, or COVID-19, was reported in China, in January 2020, the World Health Organization, or WHO, declared it a Public Health Emergency of International Concern, and in March 2020 the WHO declared it a pandemic. This contagious disease outbreak has continued to spread across the globe and is impacting worldwide economic activity and financial markets. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate, which could negatively impact our business. In response to the pandemic we temporarily closed all of our offices and enabled our entire work force to work remotely. We also suspended all travel worldwide for our employees for non-essential business. In the second quarter of 2020 we reopened select offices, however most of our employees continued to work remotely. By mid-2021, we had reopened the majority of our offices, however certain variants of COVID-19 caused renewed closures in the fourth quarter of 2021 and the first quarter of 2022. As of the date of this Annual Report, the majority of our offices remain open, however we cannot estimate whether additional variants of the COVID-19 disease will reverse these re-openings.
Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, temporarily suspending travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business and results of operations. Currently, as a result of certain work and travel restrictions related to the COVID-19 pandemic, and the precautionary measures that we have adopted, many of our field sales and professional services activities are still being conducted remotely, which has resulted in a decrease in our travel and office expenditures. However, we expect our travel expenditures to increase in the future as we resume such travel, which could negatively impact our financial condition and results of operations.
In addition, COVID-19 has disrupted and may continue to disrupt the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business and results of operations. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, which could lead to further economic downturns and could decrease technology spending and adversely affect demand for our products and harm our business and results of operations. For example, the COVID-19 pandemic operational disruptions could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We cannot guarantee that any impact of the ongoing COVID-19 pandemic will not be materially negative. Additionally, it is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments.
It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.
Real or perceived errors, failures, vulnerabilities or bugs in our platform could result in a decline in the accuracy of the intelligence we produce and/or cause other problems and harm our business, financial condition, revenues, results of operations or cash flows.
The software underlying our platform and solutions is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. In addition, errors, failures, bugs and vulnerabilities may be contained in the open source software we use to build and operate our solutions or may result from errors in the deployment or configuration of open source software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, failures, bugs or vulnerabilities discovered in our software after it has been deployed, or never generally discovered, could result in a decline in the accuracy of the intelligence we produce for customers, interruptions in platform availability, solution malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon customers, loss of customers and relationships with third parties, loss of revenue or liability for damages. In some instances, we may not be able to identify the cause or causes of these problems or risks within an acceptable period of time.
If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or proprietary information, our platform or our solutions may be perceived as not being secure, our reputation may be harmed, demand for our platform and solutions may be reduced and we may incur significant liabilities.
Our platform and solutions involve the storage and transmission of anonymized user data, direct measurement data, and confidential data about our customers such as their e-mail address and other information they use to register to use our platform, and security breaches or unauthorized access to our platform and solutions could result in the loss of our or our customers’ confidential data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. Any security breach or perceived security breach could also result in media attention and reputational harm to our business. We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services.
While we have taken steps to put in place a mature security program, a recent independent cybersecurity maturity assessment report graded our security measures and program risky and not mature in certain material respects that we have been in the process of remediating but have not completed such remediation. If not remedied, the gaps identified in the report create a greater risk that our security measures could be breached.
While we have taken steps to protect the confidential information to which we have access (including our own valuable, proprietary, and trade secret information), as well as measures to ensure we do not become privy to confidential data beyond the scope of what is required to develop our insights and provide our solutions, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ confidential data on our behalf could be breached or we could suffer a loss of our or our customers’ confidential data. Our ability to monitor our third-party service providers’ data security may be limited. Cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks) and general hacking have become more prevalent in our industry, particularly against cloud services. In addition, intentional or accidental actions or inactions by employees or other third parties with authorized access to our networks may result in the exposure of vulnerabilities that may be exploited or expose us to liability. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information it could disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition, revenues, results of operations or cash flows, and we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, financial account information or other confidential information, even if unfounded, could damage our reputation and adversely affect our results of operations.
Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny users access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of user confidence in the security of our platform and damage to our brand, reduce the demand for our solutions, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.
We also process, store and transmit our own data as part of our business and operations. This data may include confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we have developed systems and processes to protect the integrity, confidentiality and security of our and our customers’ data, our security measures or those of our third-party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.
We use third-party technology and systems in a variety of contexts, including, without limitation, employee email, content delivery to customers, back-office support, credit card processing and other functions. Although we have developed systems and processes that are designed to protect customer data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security.
Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, revenues, results of operations or cash flows.
If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization and cleansing, competing products and services could surpass ours in depth, breadth or accuracy of our insights or in other respects.
Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us or that creates or maintains databases to produce insights at a lower cost than we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data analysis tools and other technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our future success will depend, in part, upon our ability to:
•internally develop and implement new and competitive technologies;
•use leading third-party technologies effectively; and
•respond to advances in data collection and cataloging and creating insights.
If we fail to respond to changes in data technology and analysis to create insights, competitors may be able to develop solutions that will take market share from us, and the demand for our solutions, the delivery of our solutions or our market reputation could be adversely affected.

If we are not able to obtain and maintain comprehensive and reliable data to generate our insights, we could experience reduced demand for our solutions.
Our success depends on our customers’ confidence in the depth, breadth and reliability of our insights, which are based on our data. The task of establishing and maintaining reliable data is challenging and expensive. The depth, breadth and reliability of our data differentiates us from our competitors. If our data, including the data we obtain from third parties and our data extraction, cleaning and insights, are not current, sufficiently accurate, comprehensive or reliable, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. In addition, if we are no longer able to maintain a high level of reliability for our insights, we may face legal claims by our customers which could have an adverse effect on our business, financial condition, revenues, results of operations or cash flows.
Our business may be harmed if we change our methodologies or the scope of information we collect.
We have in the past and may in the future change our data collection and aggregation methodologies, the algorithms we use to generate our estimated insights, or the scope and volume of information we collect. Such changes may result from identified deficiencies in current methodologies, development of more advanced methodologies, changes in our business plans or in industry standards or regulatory requirements, changes in technology used by websites, browsers, mobile applications, servers or media for which we generate estimated insights, integration of acquired companies or expressed or perceived needs of our customers, potential customers or partners. Any such changes or perceived changes, or our inability to accurately or adequately communicate to our customers and the media such changes and the potential implications of such changes on the data we have published or will publish in the future, may result in customer dissatisfaction, particularly if certain information is no longer collected or information collected in future periods is not comparable with information collected in prior periods, or if our estimated insights for future periods become incompatible or otherwise differ from the estimated insights we provided for prior periods. As a result of future methodology changes, some of our customers may decide not to continue buying our products or services which would negatively affect our revenues and financial results, and/or to publicly air their dissatisfaction with the methodological changes made by us, which may damage our brand and harm our reputation.
Failure to effectively develop and expand our direct sales capabilities could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance of our solutions.
Our ability to increase our customer base and achieve broader market acceptance of our solutions and platform capabilities will depend to a significant extent on our ability to expand our sales and marketing organizations. We plan to continue expanding our direct sales force, both in existing geographies in which we operate and new international markets. We also plan to dedicate significant resources to our sales and marketing programs and to training our sales force. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited or no experience to date. Our business and results of operations will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth.
We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.
We have experienced rapid growth in recent periods. Our revenue was $70.6 million, $93.5 million and $137.7 million for the years ended December 31, 2019, 2020, and 2021, respectively, representing annual growth of 32% and 47%, respectively. Our historical revenue growth should not be considered indicative of our future performance. In future periods, we may not be able to sustain revenue growth consistent with recent periods, or at all. Further, as we operate in a new and rapidly changing category of services, widespread acceptance and use of our digital intelligence generally and our solutions is critical to our future growth and success. We believe our revenue growth depends on several factors, including, but not limited to, our ability to:

•attract new users and customers;
•provide excellent service to our users and customers;
•grow or maintain our net dollar-based retention rate, or NRR, and expand the usage of our solutions within the organizations already using our solutions;
•minimize the cancellation of paid subscriptions for our solutions or the reduction in the scope or price for our solutions by our customers;
•maintain and grow our available data sources in order to adequately meet the needs of our solution development;
•introduce and grow the adoption of our solutions in new markets outside of the markets in which we currently operate;
•improve the performance and capabilities of our platform and solutions through research and development;
•drive traffic to our online platform, convert traffic to free offerings and convert users of our free offerings to paid subscriptions;
•convert customers and organizations utilizing our offerings to higher tier services;
•deal with concerns related to actual or perceived security breaches, reliability, outages or other defects related to our platform;
•adequately expand our sales force and research and development organization and otherwise scale our operations as a business;
•comply with existing and new applicable laws and regulations, primarily in the area of data privacy and protection;
•effectively price our solutions to attract and retain users while achieving and maintaining profitability;
•successfully compete against new and existing market players; and
•increase global awareness of our brand.
If we are unable to accomplish these tasks, our revenue growth would be harmed. In addition, we expect to continue to expend substantial financial and other resources on:
•our sources of data;
•our technology infrastructure, including systems architecture, scalability, availability, performance and security;
•our sales and marketing organization to engage our existing and prospective customers, increase brand awareness and drive adoption of our solutions;
•solution development, including investments in our solution development team and the development of new solutions and new functionalities for our platform as well as investments in further optimizing our existing solutions, research, algorithms and infrastructure;
•acquisitions or strategic investments;
•international expansion; and
•general administration, including legal and accounting expenses associated with being a public company, such as insurance for our directors and officers.
These investments may not result in increased revenue growth in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition, revenues, results of operations or cash flows will be harmed, and we may not be able to achieve or maintain profitability over the long term.
We rely upon third-party providers of cloud-based infrastructure to host our solutions. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition, revenues, results of operations or cash flows.
We outsource substantially all of the infrastructure relating to our cloud solution to third-party hosting services, such as Amazon Web Services, or AWS. Customers of our cloud-based solutions need to be able to access our platform at any time, without interruption or degradation of performance, and in some cases we need to provide them with service-level commitments with respect to uptime. Our cloud-based solutions depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, revenues, results of operations or cash flows. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, regional epidemics or global pandemics such as COVID-19 and other similar events beyond our control could negatively affect our cloud-based solutions. A prolonged service disruption affecting our cloud-based solution for any of the foregoing reasons could negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
AWS provides the cloud computing infrastructure that we use to host our platform, manage data, mobile application, and many of the internal tools we use to operate our business. We have a long-term commitment with AWS through June 30, 2023 and our agreement with AWS is not terminable for convenience by either party. Our platform, mobile application and internal tools use computing, storage capabilities, bandwidth and other services provided by AWS. Any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our customers, and we may lose customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers’ satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us, our business, financial condition, revenues, results of operations or cash flows may be harmed.
In addition, we rely on hardware and infrastructure purchased or leased from third parties and software licensed from third parties to operate critical business functions. Our business would be disrupted if any of this third-party hardware, software and infrastructure becomes unavailable on commercially reasonable terms, or at all. Furthermore, delays or complications with respect to the transition of critical business functions from one third-party product to another, or any errors or defects in third-party hardware, software or infrastructure could result in errors in our solutions or a failure of our platform, which could harm our business and results of operations.
In the event that our service agreements with our third-party hosting services or providers are terminated, or there is a lapse of service, delay in service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition, revenues, results of operations or cash flows.
Our data collection methodology depends in part on the ability to distribute products used for data collection through third-party platforms and stores, and if we lose access to those platforms or stores or if we or our partners are otherwise restricted from distributing products through those platforms or stores, our business could suffer.
Our platform and solutions depend in part on the ability to obtain data for our contributory network through browser extensions, mobile apps and other products distributed through third-party online platforms and stores such as Chrome Web Store, Google Play and the Apple App Store. These include our own browser extension and mobile app products, and products distributed by third parties with whom we collaborate and into which products we integrate our data collection tools. We continuously look to seek out and enter into relationships with new partners for the integration of our data collection tools into their products, and the availability and quality of this data is important to the continued functioning and development of our products and the performance of our obligations to customers. We may have difficulty finding and entering into agreements with new partners, and/or maintaining current relationships with existing partners. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future product requirements.
The third-party platforms and stores through which our products and partner products are distributed issue rules and guidelines governing their use, which include provisions that are often more restrictive than the requirements of applicable data privacy laws. These platforms and stores frequently modify these rules, and often enforce them in an inconsistent manner. Accordingly, there is an ongoing risk that these third-party platforms may remove our browser extension and mobile app products or our partners’ products from their stores, issue warnings necessitating modifications to the products or prevent a specific product owner or developer from distributing any of its products through their stores. These warnings and removals can result in interruptions and delays in the collection of data for our contributory network, in the need to allocate resources and incur costs for the modification of our products, in the suspension or termination of our partnerships with third parties and the cessation of integration of our data collection tools with those third parties' products, and in harm to our reputation. Any of these effects could negatively impact the functionality of, or require us to make changes to, our products and solutions, which would need to occur quickly to avoid interruptions in service for our customers.
Furthermore, our business, cash flows or results of operations may be harmed if any platform or store through which we or our partners distribute products we use for data collection changes, limits or discontinues our access to its platform or store; modifies its terms of service or other policies, including fees charged or restrictions on us or our partners; changes or limits how customer information is accessed by us or our partners; changes or limits how we can use customer information and other data collected through the platforms or stores; or experiences disruptions of its technology, services or business generally.

    We depend on third parties for data that is critical to our business, and our business could suffer if we cannot continue to obtain reliable data from these suppliers or if third parties place additional restrictions on our use of such data.
We rely on third-party data sources for traffic and engagement information related to the websites and apps for which we generate estimated insights and metrics, demographics about the people that use such platforms, and related information about digital trends. We continuously look to seek out and enter into relationships with new suppliers for data in order to enrich our data sources, and the availability and quality of this data is important to the continued functioning and development of our solutions and the fulfillment of our obligations to customers. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future solution requirements. Our data suppliers may increase restrictions on our use of such data, fail to adhere to our quality control, privacy or security standards, or otherwise satisfactorily perform services, increase the price they charge us for the data or refuse to license the data to us. Additional restrictions on third-party data could limit our ability to include that data in certain solutions, which could lead to decreased commercial opportunities for certain solutions as well as loss of customers, obligations to provide refunds, or liability to our customers. To comply with any additional restrictions, we may be required to implement certain additional technological and manual controls that could put pressure on our cost structure and could affect our pricing. If our partners do not apply rigorous standards to their data collection methodology and actions, notwithstanding our best efforts, we may receive third-party data that is inaccurate, defective, or delayed, or which does not meet our compliance standards or the requirements of applicable data privacy laws and regulations. If third-party information is not available to us on commercially reasonable terms, or is found to be inaccurate or otherwise unsuitable for our needs, it could lead to costly and time-consuming contractual disputes or harm our solutions, our reputation and our business and financial performance.
If we fail to maintain and enhance our brand, our ability to expand the number of organizations using our solutions will be impaired, our reputation may be harmed, and our business, financial condition, revenues, results of operations or cash flows may suffer.
Our future success depends upon our ability to create and maintain brand recognition and a reputation for delivering easy and efficient solution. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain consumers, which could adversely affect our business. We also believe that developing and maintaining awareness of our brand is critical to achieving widespread acceptance of our platform and solutions and is an important element in attracting new customers and users to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our platform remains high-quality, reliable and useful at competitive prices, as well as with respect to our free offering.
As our market becomes increasingly competitive, increasing awareness of our platform may become more difficult and expensive. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and users or grow or maintain our retention rates to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, financial condition, revenues, results of operations or cash flows could suffer.
In addition, independent industry analysts often provide reviews of our solutions, as well as the solutions offered by our competitors, and perception of the relative value of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ solutions, our brand may be harmed.
We offer free trials and a free offering of our platform to drive awareness of our solutions and encourage usage and adoption. If these marketing strategies fail to lead to users purchasing paid subscriptions, our ability to grow our revenue will be adversely affected.
To encourage awareness, usage, familiarity and adoption of our platform and solutions, we offer free trials and a free offering of our platform. Our marketing strategy depends in part on users of our free trial and free tier versions of our platform convincing others within their organizations to use our solutions and to become paying customers. These strategies may not be successful in leading users to purchase our solutions. Many customers of our free tier may not lead to others within their organization purchasing and deploying our platform and solutions. To the extent that users do not become, or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.
Because our success depends, in part, on our ability to expand sales internationally, our business will be susceptible to risks associated with international operations.
We currently maintain offices and have sales and development personnel outside of Israel in the United States, the United Kingdom, France, Japan, Australia, Ukraine, and Germany and we intend to expand our international operations by developing a sales presence in other international markets. In the years ended December 31, 2019, 2020, and 2021 our non-U.S. revenue was 57.8%, 55.7%, and 55.6% of our total revenue, respectively. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our solutions in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in Israel, the United States or other countries where we currently operate. These risks include, among other things:
•unexpected costs and errors in the localization of our platform and solutions, including translation into foreign languages and adaptation for local culture, practices and regulatory requirements;
•lack of familiarity and burdens of complying with foreign laws, legal standards, privacy and cybersecurity standards, regulatory requirements, tariffs and other barriers, and the risk of penalties to our customers and individual members of management or employees if our practices are deemed to not be in compliance;
•practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;
•an evolving legal framework and additional legal or regulatory requirements for data privacy and cybersecurity, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally-compliant data privacy notice and policies), all of which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business;
•unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
•difficulties in managing systems integrators and technology partners;
•differing technology standards;
•different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
•increased financial accounting and reporting burdens and complexities;
•difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships and local employment laws;
•recruiting and retaining contractors in the Ukraine, in light of its current war with Russia and any aftermath thereof;

•increased costs involved with recruiting and retaining an expanded employee population outside Israel and the United States through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our shares to employees outside the United States;
•global political and regulatory changes, as well as the COVID-19 pandemic, may lead to restrictions on immigration and travel for our employees outside Israel, the United States and our other office locations;
•fluctuations in exchange rates that may decrease the value of our foreign-based revenue;
•potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and
•permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.
Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability. In addition, political, economic and security conditions in countries in which we operate or have users, including Russia and Ukraine, may limit our ability to provide our services in those and in neighboring countries.
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. We have limited experience in marketing, selling and supporting our platform outside of Israel and the United States. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition, revenues, results of operations or cash flows will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our solutions and could harm our business, financial condition, revenues, results of operations or cash flows.
Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenues, results of operations or cash flows.
We derive a significant portion of revenue from our customers in Israel and the United States. We are continuing to expand our international operations as part of our growth strategy. However, there are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the proven adoption of our solutions, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our platform and solutions will be accepted in international markets by potential customers. We currently have sales and/or customer support personnel outside Israel and the United States in the United Kingdom, France, Japan, Australia, Ukraine, and Germany; however, our sales organization outside Israel and the United States is substantially smaller than our Israeli and U.S. sales organization. We believe our ability to attract new customers to subscribe to our platform or to attract existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with non-Israeli and non-U.S. customers due to our limited sales force capacity, we may be unable to effectively grow in international markets.
As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars and Euros, and with vendors in NIS and U.S dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. However, a significant portion of our operating expenses, consisting principally of personnel-related costs, office and occupancy related costs and certain other operating expenses, are denominated in NIS. At the year-end of December 31, 2020 and 2021, respectively, approximately 40% of our expenses were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. Additionally, fluctuations in the value of the U.S. dollar, Euros, Great Britain Pounds and/or NIS and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-Israeli and non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar, Euros, Great Britain Pounds and/or NIS and other currencies could result in an increase to the U.S. dollar, Euros and/or NIS equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
We currently maintain a program to hedge transactional exposures in certain foreign currencies. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
We have limited experience with respect to determining the optimal prices for our solutions.
We have limited experience in determining the optimal pricing and packaging of our solutions, and we may need to change our pricing model from time to time. Demand for our platform and solutions is sensitive to price, and current or prospective customers may choose not to subscribe or renew or upgrade their subscriptions due to costs. Further, certain of our competitors offer, or may in the future offer, lower-priced or free solutions or services that compete with our solutions and services or may bundle functionality compatible with our solutions and services and offer a broader range of solutions and services. Similarly, certain competitors may use marketing strategies that enable them to acquire customers more rapidly or at a lower cost than us, or both. As we expand to additional international markets, we may find that pricing and packaging appropriate in our current market is not acceptable to prospective customers in certain new markets. In addition, if our mix of features and capabilities on our solutions changes, we develop additional versions for specific use cases or additional premium versions, then we may need or choose to revise our pricing.
If we fail to offer a high-quality customer experience, our business and reputation will suffer.
While we have designed our platform to be easy to adopt and use, once organizations and customers begin using our platform, those organizations and customers rely on our support services to resolve any technical, administrative or other issues. High-quality customer education and experience has been key to the adoption of our platform, for the conversion of individuals, teams and organizations on our trial version into paying customers, expansion of accounts, and for growth or maintenance of our retention rates. The importance of a high-quality customer experience will increase as we expand our business and pursue new customers. For example, if we do not help customers on our platform quickly resolve issues and provide effective ongoing customer experience at the individual, team and organizational levels, our ability to convert organizations and customers on our free offering into paying customers will suffer and our reputation with existing or potential customers will be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing individuals, teams and organizations using our platform and solutions. Any failure to maintain a high-quality customer experience, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our solutions to existing and prospective customers, and our business, financial condition, revenues, results of operations or cash flows.
In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient customer support that meets the needs of organizations using our solutions globally at scale, which puts additional pressure on our support organization. If we are unable to provide efficient solution support globally at scale, including through the use of third-party contractors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our business, financial condition, revenues, results of operations or cash flows.
Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.
We rely on internet search engines and digital distribution channels, including through the purchase of keywords and the indexing of our public-facing directory pages and other web pages, to generate a significant portion of the traffic to our website. Search engines frequently update and change the logic that determines the placement and display of results of a customer’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, which could cause a website to place lower in search query results or inhibit participation in the search query results. If a major search engine changes its algorithms or results in a manner that negatively affects the search engine ranking, paid or unpaid, of our website, if competitive dynamics impact the costs or effectiveness of search engine optimization, or if search engine marketing or other traffic-generating arrangements in a negative manner, our business and financial performance would be adversely affected.
Our financial results may fluctuate due to increasing variability in our sales cycles as a substantial portion of our sales efforts are targeted at large organizations.
We sell and our strategy is to continue to sell subscriptions of our platform to our varied customer base of enterprise, mid-market and small business customers, as well as governments, non-profits, educational institutions and individuals with our Investor Intelligence solutions. Selling to individuals and small-to-medium businesses may involve greater credit risk and uncertainty, as well as lower retention rates and limited interaction with our sales and other personnel. Conversely, sales to enterprise customers may entail longer sales cycles and more significant selling efforts. The average length of our sales cycle is approximately a month for small-to-medium businesses and approximately three months for enterprise customers. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing customers. If we are successful in expanding our customer base to include more enterprise customers, our sales cycles may lengthen and become less predictable, which, in turn, may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:
•the need to educate prospective customers about the uses and benefits of our platform and solutions;
•the discretionary nature of purchase and budget cycles and decisions;
•the competitive nature of evaluation and purchasing processes;
•evolving functionality demands;
•announcements of planned introductions of new solutions, features or functionality by us or our competitors; and
•lengthy and multi-faceted purchasing approval processes.
If there are changes in the mix of customers and organizations that purchase our platform and solutions, our gross margins and operating results could be adversely affected, and fluctuations increasing the variability in our sales cycles could negatively affect our financial results. In addition, our yearly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and comparing our operating results on a period-to-period basis may not be meaningful.
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals or changes to pricing are not immediately reflected in full in our results of operations.
We recognize revenue from subscriptions to our platform on a straight-line basis over the term of the contract subscription period beginning on the date access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have contractual terms requiring advance payment for annual or quarterly periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. Similarly, an increase in the pricing of our subscription contracts would not be reflected in full in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is typically recognized over the applicable subscription term. By contrast, a majority of our costs are expensed as incurred, which could result in our recognition of more costs than revenue in the earlier portion of the subscription term, and we may not attain profitability in any given period.
Seasonality may cause fluctuations in our sales and results of operations.

Historically, we have experienced seasonality in new customer bookings, as we typically enter into a higher percentage of subscription agreements with new customers and renewals with existing customers in the fourth quarter of the year. We believe that this results from the procurement, budgeting and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our bookings and our results of operations in the future and might become more pronounced as we continue to target larger enterprise customers.
Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.
We intend to continue to seek to acquire or invest in, businesses, solutions, or technologies that we believe could complement our platform or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. In 2021, in furtherance of this strategy, we acquired two businesses to add complimentary services to our platform and to optimize our products. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition, revenues, results of operations or cash flows may suffer.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity and teamwork fostered by our culture and our business could be harmed.
We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on the development of our employees. As we continue to grow, including across multiple geographies or following acquisitions, and develop the infrastructure of a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate, create and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, financial condition, revenues, results of operations or cash flows by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.
If we fail to retain and motivate members of our management team or other key employees or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.
Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions and platform capabilities.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially data scientists and for engineers experienced in designing and developing SaaS applications and experienced sales professionals, and such competition often results in increasing wages, especially in Israel, where most of our research and development positions are located, and in the United States, where we have a significant presence. We also engage a team of developers in the Ukraine in order to benefit from the significant pool of talent that is more readily available in such market (see General Risk Factor titled “Catastrophic events may disrupt our business” for a further discussion of the impact of conflict in Ukraine on our business). If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Competition for highly skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our sales and marketing and general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development and sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have a credit facility secured by substantially all of our assets under which we have borrowed and may in the future borrow additional amount; any indebtedness thereunder could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our obligations.
On December 30, 2020, we entered into a Loan and Security Agreement, or the LSA, with Silicon Valley Bank, or SVB. The credit facility has an available borrowing capacity of the (a) lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of a (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA. As of December 31, 2021, we had no outstanding indebtedness. Any future indebtedness incurred under the LSA may:
•limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;
•require us to use a portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions, or other general business purposes;
•expose us to the risk of increased interest rates as borrowings under the LSA are subject to interest at the greater of (i) a floating per annum rate equal to 0.25% above the prime rate, or (ii) a fixed per annum rate equal to 3.50%, also paid on a monthly basis;
•limit our flexibility to plan for, or react to, changes in our business and industry;
•increase our vulnerability to the impact of adverse economic, competitive and industry conditions; and
•increase our cost of borrowing.
The credit facility is secured by substantially all of our assets. In addition, the LSA contains, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt. Under the LSA, we are also required to maintain liquidity of at least $35 million.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, borrowings under our credit facilities and cash payments from our customers. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop new features, capabilities and enhancements;
•continue to expand our solution development, sales and marketing organizations;
•expand internationally;
•hire, train and retain employees;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.
Risks Relating to Our Intellectual Property and Technology

Any failure to obtain, maintain, protect or enforce our intellectual property rights could impair our competitive position and ability to generate revenues and cause us to lose valuable assets.
Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including those in our proprietary technology, know-how and brand. We rely on a combination of trademark, trade secret, patent, copyright and other intellectual property laws, as well as contractual restrictions, and confidentiality procedures to establish and protect our intellectual property rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate to prevent infringement, misappropriation, dilution or other violation of our intellectual property rights.
We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and platform capabilities and use information that we regard as proprietary to create solutions that compete with ours. If we fail to protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology and develop and commercialize substantially identical solutions, services or technologies, which can harm our business, financial condition, results of operations or prospects. In addition, defending our intellectual property rights might entail significant expense. Any patents, registered trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including opposition, cancellation, re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions or litigation.
Circumstances outside our control could also pose a threat to our intellectual property rights. For example, patent, trademark, copyright, trade secret and other intellectual property protection may not be available to us in every country in which our solutions are available. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand, our international activities, our exposure to unauthorized copying and use of our solutions and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties with whom we share our confidential information, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our proprietary information, know-how and trade secrets. These agreements may not effectively grant all necessary rights to any inventions that may have been developed by the employees or consultants party thereto. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how, trade secrets and our confidential information or provide an adequate remedy in the event of unauthorized use of our proprietary information, know-how or trade secrets or unauthorized access, use or disclosure of our confidential information. Some of the provisions of our agreements that protect us against unauthorized use, copying, transfer, and disclosure of our platform, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions and platform capabilities. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions. Additionally, these agreements may be breached, and we may not have adequate remedies for any such breach. Any unauthorized disclosure or use of our trade secrets or other confidential proprietary information could make it more expensive to do business, thereby harming our operating results.
The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. We may also be required to spend significant resources to monitor, protect and enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions and platform capabilities, impair the functionality of our solutions and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.
We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our solutions and services without infringing, misappropriating, diluting or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our solutions or services are infringing, misappropriating, diluting or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation, dilution or violation. Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation, dilution or other violations of intellectual property rights. Third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand or redesign our solutions and/or prevented from selling some of our solutions if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. There also may be pending patent applications, of which we are not aware, that may result in issued patents, which could be alleged to be infringed by our current or future technologies or solutions. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and therefore, our patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our solutions and platform capabilities or cease business activities related to such intellectual property.
Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that our operations, platforms and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defenses, may require us to do one or more of the following:
•cease selling or using solutions or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate, dilute or violate;
•make payment of substantial royalty or license fees, lost profits or other damages;
•make substantial payments for legal fees, settlement payments or other costs or damages;
•indemnify our platform users or third-party service providers;
•obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
•redesign or rebrand our allegedly infringing solutions to avoid infringement, misappropriation, dilution or violation of third-party intellectual property rights, which could be costly, time-consuming or impossible.
Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our platform and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and would adversely affect our business.
A significant portion of our intellectual property is developed in Israel and has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Royalties Committee, a body constituted under the Patents Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, applying interpretation rules of the general Israeli contract laws. Further, the Royalties Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.
We use open source software, which could negatively affect our ability to offer our solutions and subject us to litigation or other actions.
We use software licensed to us by third-party authors under “open source” licenses in connection with the development or deployment of our proprietary platform and solutions and expect to continue to use open source software in the future. Some open source licenses contain express requirements, which may be triggered under certain circumstances, that licensees make available source code for modifications or derivative works created, or prohibit such modifications or derivative works from being licensed for a fee. Although we monitor our use of open source software to avoid subjecting our platform to such requirements, there are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to develop, provide or distribute our proprietary platform and solutions. We may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using or that is distributed with such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to re-engineer our platform, seek costly licenses from third parties or otherwise incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results.
In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Further, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties or controls on the origin or quality of the software or indemnification for third-party infringement claims. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Additionally, although use of open source software has historically been free, recently several open source providers have begun to charge license fees for use of their software. If our current open source providers were to begin to charge for these licenses or increase their license fees significantly, this would increase our research and development costs and have a negative impact on our results of operations and financial condition. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and operating results.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with our platform customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, solutions or other acts or omissions. For some of our larger customers, we sometimes negotiate additional indemnification for breaches of our obligations, representations or warranties in the subscription agreement, gross negligence or willful misconduct, breaches of confidentiality, losses related to security incidents, breach of the data processing addendum or violations of applicable law. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, financial condition, revenues, results of operations or cash flows.
From time to time, third parties may assert intellectual property infringement claims against our platform customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain costly licenses from third parties for the platform or solutions they use or modify our platform or solutions to be non-infringing or resolve a claim of infringement. If we cannot obtain all necessary licenses on commercially reasonable terms or make such modifications to avoid a claim, our customers may be forced to stop using our platform or solutions. Further, our customers may require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our employees, platform or solutions. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform or solutions and harm our revenue, business and operating results.

Risks Relating to Regulatory Compliance and Legal Matters
Changes in laws, regulations and public perception concerning data privacy and cybersecurity, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to gather, process, update the data that we use to generate our solutions and/or provide some or all of our solutions. Furthermore, our actual or perceived failure to comply with such obligations could harm our business.
Our ability to operate our business and provide our services relies heavily on the collection and use of information. In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe. We are subject to a variety of laws, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personal data, such as the European Union’s General Data Protection Regulation, or GDPR, the EU e-Privacy Directive, and new state privacy laws such as the California Privacy Rights Act, or CPRA, California Consumer Privacy Act, or CCPA, the Virginia Consumer Data Protection Act, or VCDPA, and the Colorado Privacy Act, or CPA, the latter of which are expected to take effect in 2023. Other data privacy or data protection laws or regulations are under consideration in other jurisdictions, including in Israel, where we are incorporated. Laws such as these give rise to an increasingly complex set of compliance obligations on us. These laws impose restrictions on our ability to gather data we require in order to provide our products to our customers.
These laws set out extensive compliance requirements, including providing detailed disclosures about how personal data is collected and processed; demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including rights to consent, limit or opt-out of certain processing of personal data, the right to access, correct or delete personal data, and the right to data portability); notifying affected individuals, data protection regulators or supervisory authorities of data incidents or security breaches; defining requirements in connection with deidentified, aggregated or pseudonymized (i.e., key-coded) data; imposing limitations on retention, use and sale or sharing of personal data; restricting the collection of data via cookies or other online tracking tools; maintaining a record of data processing and/or conducting data risk assessments; and complying with various privacy principles and the obligation to demonstrate compliance through written policies, procedures, trainings and audits.
Concern regarding our use of the personal data we collect could keep prospective customers from subscribing to our services or could limit our ability to maintain and grow our contributory network. Industry-wide incidents or incidents with respect to our practices, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations, or laws, together with more active regulatory enforcement from privacy authorities could deter people from using the B2C products that we rely upon to grow and maintain our contributory network, or from using the internet, our solutions and/or our B2C products, which could harm our business.
In addition, the processes we use to deidentify, aggregate or pseudonymize data or to clean data such as by identifying and removing potentially personal data from URLs may prove to be insufficient under applicable data protection laws.
We also receive data from third-party sources (e.g., other data providers). We must rely on our data providers to ensure that personal data was collected and is being shared with us for our use in compliance with all applicable data privacy laws and contractual obligations and with appropriate notices and consents in place. Furthermore, we use third-party service providers some of which process personal data on our behalf.
We maintain policies concerning the collection, processing, use and retention of information, including personal data and, where appropriate, we publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of personal data. Although we endeavor to comply with our policies, we may at times fail to do so or be subject to a claim alleging our failure to do so. Any such non-compliance can subject us to potential governmental action, class action lawsuits, private rights of action or third-party claims.
Given the nature of our business and the fact that we do not always have a direct relationship with the relevant data subject, it can be difficult for us to ensure that individuals are aware of such policies or our processing of the personal data at the point of data collection. As such, we may be subject to complaints from individuals, third-parties or regulators for failing to meet the necessary transparency obligations under applicable data privacy laws. The publication of our privacy policy and other documentation that provide information about our privacy and security practices can subject us to potential state and federal action in the United States and elsewhere if they are found to be deceptive, unfair, or a misrepresentation of our actual practices. Any failure by us, our suppliers or other parties with whom we do business to comply with this documentation or with federal, state, or local laws in the United States or international regulations, could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these standards even if no user information is compromised, we may incur significant fines, adverse publicity, or experience a significant increase in costs.
Certain of our activities could be found by a government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. For example, we process some personal data collected in the EU pursuant to the legitimate interest provision under the GDPR. However, regulators may disagree with our application of this basis for data collection and processing and find that our data collection and processing has violated the GDPR or find that we have not sufficiently justified use of the provision.

Certain data privacy laws impose sanctions for violations. For example, GDPR imposes a reprimand, a temporary or definitive ban on processing and/or a fine of up to €20 million or 4% of the business’s total annual worldwide turnover. Furthermore, new interpretations of existing data protection laws or regulations could be inconsistent with our interpretations, increase our compliance burden, make it more difficult to comply and/or increase our risk of regulatory investigations and fines. For example, we are subject to complex and evolving regulatory requirements regarding the collection, sharing and use of personal data, including recently enacted and upcoming state laws such as the CCPA, the CPRA, VCDPA, and CPA and pending bills that may pass in other jurisdictions, related to collection and selling of personal data. We may also be subject to laws and regulations, including the Directive on Privacy and Electronic Communications (in the EU), or the Telephone Consumer Protection Act (in the US), applying to the processing of personal data in the context of marketing, advertising, and other communications with individuals.
Complying with applicable data protection laws may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with these laws, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, users, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national users due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these users pursuant to the terms set forth in our engagements with them.
Additionally, many U.S. state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches, and data brokers. Laws in all 50 states require businesses to provide notice to users whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.Penalties for the failure to adequately protect personal information, notify as required or provide timely notice vary by jurisdiction. In the U.S., most state data breach notification laws consider violations to be unfair or deceptive trade practices and give the applicable state attorney general authority to levy fines or bring enforcement actions. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, additional states have passed or introduced pending legislation, which marks the beginning of a trend toward more stringent United States privacy legislation, which could increase our potential liability and adversely affect our business.
Because the interpretation and application of privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data processing practices or the features of our solutions and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our solutions and platform capabilities, any of which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other requirements imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the internet, our business may be harmed. Future legal requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process personal and other data or, in some cases, impact our ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally.
Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the European Economic Area (“EEA”) to the United States. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. There are few viable alternatives to the standard contractual clauses, and the law in this area remains dynamic. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers from EEA and UK to the United States and other countries outside Europe. As supervisory authorities issue further guidance on personal data export mechanisms, including supplementary measures for standard contractual clauses to remain a valid data transfer mechanism , and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our solutions, the geographical location or segregation of our relevant systems and operations, may reduce demand for our solutions from companies subject to European data protection laws and could adversely affect our financial results.
Compliance with any of the foregoing laws and regulations (including as subsequently interpreted) can be costly and can delay or impede the development of new products or services. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. Such penalties may be in addition to any civil litigation claims by users and data subjects. Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in legal actions by private actors, enforcement actions by governmental entities and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our solutions and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal or state governments in the United States, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the supply of data upon which our business model relies, which would increase our cost of doing business and harm our results of operations. Changes in these laws or regulations could require us to modify our platform and solutions, or certain aspects of our solutions, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications or result in reductions in the demand for Internet-based solutions such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. Further, we depend on the quality of our customers’ access to the Internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of customer access to our platform, which would negatively impact our business. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our platform and solutions could decline.
Changes in regulation or enhanced enforcement of existing laws and regulation regarding the practice of automated data collection could increase our exposure to legal action such as financial penalties. Furthermore, website proprietors could assert claims for breach of their terms and conditions and/or increase their use of technological barriers to protect against automated data collection, which may impact our ability to gather data from a range of sources.
Our business relies in large part on the practice of automated data collection to gather data from third-party websites, and any limitation on our ability to collect data this way could significantly diminish the value of our services and cause us to lose clients and revenue. Such automated data collection creates various legal risks including intellectual property right infringement, breach of contract and infringement of certain laws directed to protect against unauthorized access to computer material such as the United Kingdom Computer Misuse Act 1990 and the Computer Fraud and Abuse Act, or CFAA. Shifts in the legal enforcement and public perception of automated data collection could significantly impact our ability to gather data this way.
Our collection via this method is limited to publicly available information. However, many third-party websites may seek to restrict our ability to utilize these data collection methods to collect information from their websites both through operational or technological measures as well as through legal action. Any such restriction on our use, whether due to operational or technological measures deployed by third parties or to legal actions, would reduce the amount of data we acquire and could therefore negatively affect our products and therefore our business. In addition, we would likely need to invest considerable resources and suffer potential business interruption in identifying and acquiring the same or similar data through alternate means.

We may also automatically collect and gather data from third-party websites that upon discovering our practice will send us a letter demanding that we stop such practice. If we continue to collect data, we may face claims of breach of the website’s terms or violations of other laws. Specifically, the CFAA and the Computer Misuse Act 1990 impose liability on individuals or entities that intentionally access a computer without authorization or exceed authorized access. In some jurisdictions, the CFAA has been successfully used to hold companies liable for exceeding their authorized access where the company continues to collect data from another company’s website despite the company demanding they stop or terminating the governing terms of service. If a Court holds that a company can rely on the CFAA to enforce violations of a demand letter or its terms and conditions, our ability to obtain data could be significantly impacted.
The classification of the actionable insights we provide to customers or the data we acquire and process as material non-public information, or MNPI, could result in a significant increase in the cancellation or non-renewal of customer agreements and could therefore adversely impact our business.
Information may be considered MNPI for securities law purposes due to various factors including whether that information is obtained in an unlawful manner. The SEC is increasingly focusing on the use of alternative data, or data sets comprised of information about a particular company that is published by sources outside of the company, which can provide unique and timely insights into investment opportunities such as the data we provide as part of our investor intelligence solution. Specifically, the SEC is focusing on whether investment funds have received MNPI from an alternative data vendor and on whether the fund has and enforces policies and procedures designed to address the MNPI and other risks posed by the use of alternative data. To date, there is little case law or regulatory guidance with respect to the classification of alternative data as MNPI. In light of this heightened regulatory focus and legal uncertainty, current and potential investment fund and other customers are conducting rigorous due diligence reviews of our data acquisition processes and regulatory compliance both at the on-boarding stage and subsequently on an ongoing basis. We cannot guaranty that our data acquisition processes and regulatory compliance efforts will be sufficient to meet the requirements of existing or potential customers or regulatory standards. Failure to meet those requirements or standards could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenues.
Furthermore, if the actionable insights we provide to customers, especially to purchasers of our investor intelligence solutions, or the data we acquire and process were to be classified as MNPI by securities regulators, including the SEC, many of those customers would most likely cease to purchase that solution. In that event we would likely need to invest considerable resources and suffer potential business interruption in making changes to our solutions to remove the relevant information deemed to be MNPI.
We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies, their officers, directors, employees and business partners, including agents from promising, authorizing, making, offering, or providing anything of value to recipients in the public or private sector for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. The FCPA further requires us to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The UK Bribery Act 2010 also prohibits “commercial” bribery not involving government officials, and accepting bribes, and requires companies to implement adequate procedures to prevent bribery. Our efforts to comply with these laws, including with respect to the screening of customers and vendors, are ongoing. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, financial condition, revenues, results of operations or cash flows.
In addition, we currently use third parties to sell access to our platform and conduct business on our behalf abroad. We and such third-party intermediaries, have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. While we have policies, internal controls and procedures to address compliance with anti-corruption laws, there is a risk that our employees, agents, or business partners may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, revenues, results of operations or cash flows.
Any violation of the FCPA or other applicable anti-corruption laws or anti-money laundering laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations and prospects.
Our international operations require us to comply with trade restrictions, such as economic sanctions laws and regulations of the United States and applicable international jurisdictions.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the Israeli Ministry of Finance, and other relevant authorities. Such laws and regulations restrict or prohibit the export or provision of certain products and services to certain countries, regions, governments, and persons targeted by sanctions.
Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
We believe that we operate within the structures of applicable trade restrictions. However, we cannot predict the nature, scope or effect of future regulatory requirements to which our operations might become subject. We also cannot predict the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which some of our products may be developed, exported or sold, or could restrict our access to, or increase the cost of obtaining, products from foreign sources. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Action by governments to restrict access to our solutions in their countries or to require us to disclose or provide access to information in our possession could harm our business, financial condition, revenues, results of operations or cash flows.
We depend on the ability of our customers to access the Internet and our platform could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to or certain features of ours in their countries, or impose other restrictions that may affect the availability of our platform, or certain features of our platform, in their countries for an extended period of time or indefinitely. In addition, governments in certain countries may seek to restrict or prohibit access to our websiteif they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our website could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our website is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we are restricted from accessing, our ability to grow or maintain our NRR may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, financial condition, revenues, results of operations or cash flows could be adversely affected.
Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell, and may sell in the future, to U.S. federal, state and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the required certification. Government demand and payment for our solutions are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions.
Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations.

Risks Relating to Being a Public Company
The requirements of being a U.S. public company may strain our resources and divert management’s attention.
We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Exchange Act, and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board (the “PCAOB”). Further, compliance with various regulatory reporting requirements requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities and may also require us to incur significant expenses. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares.
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and stakeholders require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The rapid growth of our operations and our initial public offering created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.
We expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. In addition, if we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our ordinary shares to decline and make it more difficult for us to finance our operations and growth.
We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we incur significant legal, accounting and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform and the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board.
We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are not currently required to comply with the rules of the SEC implementing Section 404 of SOX and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. However, now that we are a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we are required to disclose material changes in internal control over financial reporting on an annual basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we are not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to penalties or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Changes in existing financial accounting standards or practices may harm our results of operations.
Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.
GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. In particular, in February 2016, the FASB issued Accounting Standards Codification, or ASC 842, which supersedes the lease accounting guidance in ASC 840, Leases. The core principle of ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act with respect to ASC 842, which resulted in ASC 842 becoming effective for us beginning on January 1, 2022. Any difficulties in implementing these pronouncements or other new pronouncements promulgated by the FASB, the SEC or similar bodies could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
We are evaluating the impact that the adoption of ASC 842 will have on our consolidated financial statements and related disclosures.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, provision for income taxes, uncertain tax positions, share-based compensation including the estimation of fair value of our ordinary shares, internal-use software costs, purchase price allocation on acquisitions including the determination of useful lives and contingent liabilities. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

Risks Relating to Taxes
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. The determination of whether we are classified as a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, this determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which for purposes of the PFIC determination may fluctuate with our market capitalization). The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, there can be no assurance that we were not a PFIC for our 2021 taxable year or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material income tax considerations—Material U.S. federal income tax considerations for U.S. holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder (defined below) holds our ordinary shares, including (1) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements.
If a United States person is treated as owning at least 10% of the value or voting power of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
Depending upon the aggregate value and voting power of our ordinary shares that United States persons are treated as owning (directly, indirectly or constructively), we could be treated as a controlled foreign corporation. If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments of earnings in “United States property” by controlled foreign corporations, regardless of whether we make any distributions of profits or income of a controlled foreign corporation to such United States shareholder. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled controlled foreign corporations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paid customers could increase the costs of our solutions and harm our business.
New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business, results of operations and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paid customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paid customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paid customers may elect not to purchase our solutions in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paid customers’ and our compliance, operating and other costs, as well as the costs of our solutions. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, financial condition, revenues, results of operations or cash flows.

Additionally, the application of U.S. federal, state, local and non-U.S. tax laws to services provided electronically is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paid customers to pay additional tax amounts, as well as require us or our paid customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paid customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. In addition and in accordance with the domestic statute of limitation provisions, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm us and our financial condition, results of operations and cash flows.
The tax benefits that may be available to us will require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
We may be eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. However, we have not yet examined our eligibility due to the irrelevance of the Investment Law to us in light of our current loss-making status. In order to be eligible for the tax benefits for a “Preferred Technological Enterprise” we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See the section 10.E titled “Taxation—Israeli tax considerations.”
Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our solutions in jurisdictions where we have not historically done so.
The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. We continue to analyze our exposure for such taxes and liabilities including the need to provide to loss contingencies resulting from these potential taxes and liabilities. The application of existing, new, or future laws, whether in the U.S. or internationally, could harm our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.
It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paid customers and remit those taxes to those authorities. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our solutions, or otherwise harm our business, financial condition, revenues, results of operations or cash flows.
Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.
Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.
In 2015, the Organization for Economic Co-operation and Development, or OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD's BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or MLI, which currently has been signed by over 95 jurisdictions, including Israel who signed and ratified the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

Risks Relating to Our Ordinary Shares
Our share price may be volatile, which may cause you to lose all or part of your investment.
Prior to our initial public offering, which we completed on May 12, 2021, or IPO, there was no public market for our ordinary shares. The market prices of the securities of other newly public companies have historically been highly volatile. The public trading price of our ordinary shares could be subject to fluctuations in response to various factors, including those listed in this Annual Report, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the public trading price of our ordinary shares include the following:
•The number of our ordinary shares publicly owned and available for trading;
•price and volume fluctuations in the overall stock market from time to time;

•volatility in the trading prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•sales or expected sales of our ordinary shares of stock by us or our shareholders;
•short-selling of our ordinary shares or related derivative securities;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
•any financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated fluctuations in our revenue growth or results of operations;
•changes in our net retention rates;
•variance in our financial performance from the expectations of market analysts;
•announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
•our involvement in litigation;
•developments or disputes concerning our intellectual property or other proprietary rights;
•our sale of ordinary shares or other securities in the future;
•market conditions in our industry;
•changes in key personnel;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic, geopolitical, political, and market conditions or events (such as the current conflict in Ukraine);
•new laws or regulations, public expectations regarding new laws or regulations or new interpretations of existing laws or regulations applicable to our business; and
•changes in accounting standards, policies, guidelines, interpretations, or principles;
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
The concentration of our share ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval.
Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 65.3% of our ordinary shares outstanding as of December 31, 2021. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as, the appointment and dismissal of directors, approval of certain related party transactions, including the terms of compensation of our directors and chief executive officer, capital increases, amendments to our articles of associations, approval of significant corporate transactions and declarations of dividends. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership could also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.
Future sales of our ordinary shares in the public market could cause the market price of our ordinary shares to decline.

Sales of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our shareholders who held our share capital prior to completion of our IPO have substantial unrecognized gains on the value of the equity they hold based upon the price at which shares were sold in our IPO, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our ordinary shares.

Additionally, our ordinary shares that are subject to outstanding options and restricted stock unit awards under our equity incentive plans, and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to compliance with applicable securities laws. Further, certain holders of our ordinary shares have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders.
As of December 31, 2021, there were 74,845,441 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Additionally, as of December 31, 2021, we had 979,607 shares available for future grants under our 2021 Plan (which amount increased to 4,721,879 shares as of January 1, 2022 pursuant to the evergreen feature of our 2021 Plan) and 10,949,191 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 6,150,329 were vested and exercisable as of December 31, 2021. We filed a registration statement on Form S-8 under the Securities Act on May 20, 2021 registering the shares under our equity incentive plans. Shares included in such registration statement are available for sale in the public market following that filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. See “Shares eligible for future sale.”
If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.
The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to “emerging growth companies” may make our ordinary shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, including (i) presenting only limited selected financial data, (ii) not being required to comply with the auditor attestation requirements of Section 404 of SOX, (iii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iv) reduced disclosure obligations regarding executive compensation and (v) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide shareholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our "foreign private issuer" status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE rules for shareholder meeting quorums, NYSE rules requiring shareholder approval and NYSE rules regarding the composition of the nominating/corporate governance committee. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase our shares may be unable to realize a gain on their investment except by selling sell such shares after price appreciation, which may never occur.
Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law, imposes restrictions on our ability to declare and pay dividends. See “Description of share capital and articles of association—Dividend and liquidation rights” for additional information. In addition, we are subject to a restriction on paying dividends pursuant to our LSA with SVB.
Payment of dividends may also be subject to Israeli withholding taxes. See “Material income tax considerations—Israeli tax considerations” for additional information.
Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act, which may impose additional litigation costs on our shareholders.
Our amended and restated articles of association provide that, unless we consent otherwise, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (for the sake of clarification, this provision does not apply to causes of action arising under the Exchange Act). While this provision of our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders' ability to bring a claim in a judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Risks relating to Our Incorporation and Location in Israel
Conditions in Israel could materially and adversely affect our business.
Our principal executive offices and research and development facilities are located in Israel (Middle East) and therefore may be influenced by regional instability and extreme military tension. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.
It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.
Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.
Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.
Provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:
•Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
•Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;
•our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority); however, the amendment of a limited number of provisions, such as (i) the provision empowering our board of directors to determine the size of the board, (ii) the provision setting forth the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of our shareholders, (iii) the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, and (iv) the provision dividing our directors into three classes, requires a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;
•our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders; and
•our amended and restated articles of association provide that director vacancies may be filled by our board of directors.
Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.
Our amended and restated articles of association provide that unless the Company consents otherwise, the Tel Aviv District Court (Economic Division) shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders' ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.
Unless we consent otherwise, the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relive the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees. However, there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

General Risk Factors

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this Annual Report, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers or companies covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this Annual Report should not be taken as indicative of our future growth.
We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with organizations using our solutions. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all.
We may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, financial condition, revenues, results of operations or cash flows.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, financial condition, revenues, results of operations or cash flows. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
In addition, we may be required to spend significant resources to monitor and protect our contractual, property and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, financial condition, revenues, results of operations or cash flows or injure our reputation.
Catastrophic events may disrupt our business.
In addition to and as evidenced by the COVID-19 global pandemic, natural disasters, geopolitical conditions or events (such as the current armed conflict between Russian and Ukraine), and other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in Tel Aviv, Israel, which is located in a considerably volatile area of the world, as further described above in the section “Risks relating to our incorporation and location in Israel.” In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions to our platform, breaches of data security and loss of critical data, all of which could harm our business, financial condition, revenues, results of operations or cash flows. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Unrest in certain countries may pose security risks to our people, our facilities, our systems, our operations and local infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our operations and/or financial results. In particular, we engage approximately 70 persons in our Kyiv, Ukraine office, primarily in software development and quality assurance roles. Russian military troops launched significant military action in Ukraine on February 24, 2022, and this military conflict could materially disrupt our development efforts targeted at customer interface and experience, including by forcing our personnel there to evacuate. This may increase our costs, disrupt or delay current or future planned development activities in Ukraine or force us to shift development efforts to resources in other geographies that may not afford the same level of cost efficiencies. Whether in these countries or in others in which we operate, civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate, could require us to re-balance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, restrictions on our ability to sell into specific regions, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions and adverse impacts to the operations and financial condition of our suppliers, partners and customers.
In addition, the current invasion of Ukraine by Russia has escalated tensions among the U.S., the North Atlantic Treaty Organization, and Russia. The U.S., other North Atlantic Treaty Organization member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the U.S. and other countries could have an adverse impact on our operations in Ukraine, create global security concerns, increase the risk of cyber-attacks and have a lasting impact on regional and global economies. Any such sanctions and resulting conflict could also negatively impact or even restrict our ability to market and sell our products in Russia and other countries, which would adversely affect our revenues.
The information contained in this section is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.

Item 4. Information on the Company
A.History and Development of the Company
The legal and commercial name of our company is Similarweb Ltd. We were incorporated in February 2009 under the Israel Companies Law, 5759-1999, or the Companies Law, of the State of Israel and commenced operations on that date. Our principal executive offices are located at 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel. Our agent for service of process in the United States is Similarweb, Inc., 16 East 34st Street, 15th Floor, New York, NY 10016. Our website address is www.similarweb.com, and our telephone number is +972-3-544-7782. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.Business Overview
Overview
Similarweb provides a leading platform for digital intelligence, delivering a trusted, comprehensive and detailed view of the digital world that empowers our customers to accelerate their growth and become more competitive in their markets. Our proprietary technology analyzes billions of digital interactions and transactions every day from millions of websites and apps, and turns these digital signals into actionable insights. With our platform, everyone from business leaders, strategy teams, analysts, marketers, category managers, salespeople and investors can quickly and efficiently discover their best growth opportunities, identify potential competitive threats and make critical decisions to capture market share and grow revenues.
Digital is an important driver for businesses today. It is quickly becoming the preferred means to find information, communicate, transact, and deliver services. At the same time, digital has lowered the barriers to entry, accelerated the pace of business and increased competition in every market. Digital has created massive growth potential:

•In marketing, where online advertising, search, and other tactics enable businesses to reach a larger, more qualified audience, more cost-effectively than ever before;
•In sales, where digitization enables traditional prospecting and selling to be more relevant, more targeted, and more efficient;
•In commerce, where brick and mortar has given way to more efficient digital storefronts and experiences, enabling any business to start selling to a global market in a matter of days, and scale with little marginal cost; and
•For investors, where digital activity generates a new dimension of empirical data to measure, analyze, and leverage to drive alpha.
In this dynamic environment, businesses now have access to unprecedented amounts of digital data. However, the data generally available to them only relates to the performance of digital properties such as web sites, apps and social media channels, that they own. Businesses have almost no visibility into the broader behaviors of consumers, or the digital performance of competitors, partners and other players. As a result, companies operate with a lack of external visibility, impairing their ability to execute on everything from corporate strategy to day-to-day operations. Digital intelligence cuts through this lack of visibility and gives organizations the means to understand and gain insight from all relevant digital activity, creating significant competitive advantages.
Digital intelligence has become critical for business, but is complex and technically challenging. Online behavior consists of interactions and transactions across many different platforms and channels and happens on a global basis. These digital interactions and transactions generate massive quantities of data, and because of the high velocity of the digital economy, this information quickly becomes out-of-date. As a result of the diversity and scale of data, as well as the need to keep the data current, it is extremely difficult to build and maintain a comprehensive view of all digital activity.
Our digital intelligence solutions collect billions of digital signals in the form of interactions and transactions and transform them into powerful actionable insights. Our platform enables businesses to understand market trends, optimize traffic acquisition, understand the customer-buying journey, grow pipeline and make better investment decisions. Our platform provides critical insights on digital behavior that allows businesses to analyze competition, recognize and defend against emerging threats and monitor competitive strategy and tactics. To win in the digital world, including to defend existing market share and proactively drive future growth, it has become a business imperative to embrace digital intelligence throughout the organization, from senior executives to individual contributors.
Our platform is comprehensive, reliable and timely. Our intuitive, self-service solutions empower people at all levels and functions in an organization, from entry-level employees up to the C-suite, to make critical decisions to run and grow their businesses. We provide all users with a single unified view of digital activity, allowing everyone to immediately access information, digest insights and make data-driven decisions, without the need for technical specialists such as data scientists, or expensive and time-consuming market research. This ease of use enables adoption of our platform and various solutions across organizations and accelerates the pace of data-driven decision-making within companies.
We believe we are recognized as a standard of measure of the digital world. Our solutions create a shared understanding of the digital world and are used as fundamental components of the decision-making process for thousands of businesses worldwide. Our insights are frequently referenced publicly by chief executive officers, major publications and accredited research firms to describe trends they are seeing. Our platform has become a prerequisite experience for job opportunities and a notable skill that users highlight on LinkedIn.

We have over a decade of experience collecting and analyzing vast amounts of data. We have committed substantial resources to developing and improving our algorithms to transform the data we ingest into actionable insights for our customers. We analyze a diverse universe of digital signals, and leverage proprietary machine learning and predictive models, built by our dedicated team of researchers, to process the billions of data points we collect. We do not just provide basic data; we also help answer relevant and essential questions such as:
•“Which digital banking platform is gaining the most market share in my core geographic markets?”
•“Which marketing channels drive the most traffic for travel businesses like mine?”
•“Which of my competitor’s products are selling the most on Amazon? What other marketplaces is my competitor using to sell their product?”
•“What is the most important factor in my prospect’s buying decision?”
•“What does daily digital traffic suggest about the performance of companies in my portfolio against stock market expectations?”
We generate revenue through paid subscription solutions across various pricing tiers based on feature set, geographic coverage and number of users. In addition, we have a free offering that offers access to a wide range of basic services, providing customers with a subset of the robust insights and analytics offered by our feature-rich paid subscriptions. Our free offering drives awareness and enables potential customers to realize the value they can drive from our paid offerings.
We have a highly efficient dual-pronged sales approach with both inbound and outbound sales motions, which includes a global sales force supported by a team of technical and data experts. Our direct sales team engages with our largest customers while our inside sales team engages with our smaller customers. Post-sale, we continually engage with our customers through support services and proactive account management team check-ins, and often upsell customers to new solutions as they see the value in the platform and want to add additional feature sets, geographic coverage, users and categories of digital intelligence solutions. Once a customer starts to realize the value of our platform by deploying one of our solutions in their business, they often significantly increase their usage of our platform.
We sell to companies across a wide range of industries such as retail, consumer packaged goods, travel, consumer finance, consultancies, marketing and advertising agencies, media and publishers, business-to-business software, logistics, payment processors and institutional investors. As of December 31, 2021, we had 3,487 paying customers.
Our business has grown rapidly and is capital efficient. For the year ended December 31, 2021, we grew our revenue by 47% compared to the year ended December 31, 2020, while consuming $30.4 million of free cash flow. For the year ended December 31, 2020, we grew our revenue by 32% compared to the year ended December 31, 2019, while consuming $4.9 million of free cash flow. Since inception, we have raised $286.6 million of capital, including $150.7 million of primary capital in our initial public offering, and we had $55.4 million and $140.4 million of cash, cash equivalents, short-term investments and restricted deposits as of December 31, 2020 and December 31, 2021, respectively. We generated revenue of $93.5 million and $137.7 million in the years ended December 31, 2020 and 2021, respectively. We had negative operating cash flow of $3.8 million and $27.6 million and had negative free cash flow of $4.9 million and $30.4 million in years ended December 31, 2020 and 2021, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2020 and 2021, our net loss was $22.0 million and $69.0 million, respectively. These results reflect our investments in employee hiring to drive our future growth, especially in our solutions development and customer acquisition areas, which support acceleration of ARR, customer growth, and higher NRR.

Our Market Opportunity
We believe that our platform provides mission critical insights to operate in a digital-first world and will be used by companies of all sizes across most industries. We estimate that the total addressable market, or TAM, for our platform is approximately $34 billion. We calculate our market opportunity by using the total number of global companies with 100 or more employees, which we determined by referencing independent industry data from the S&P Capital IQ database. We then segment those companies in three cohorts across strategic accounts with 5,000 or more employees, enterprises with 1,000 to 5,000 employees and small and medium sized businesses with 100 to 1,000 employees. We then multiply the number of companies within each cohort by the respective average contract value per customer. The average contract value per customer is calculated by leveraging internal company data on the top two quartiles of spend per customer by employee size and customer vertical. We believe that using the top two quartiles of customer spend within each cohort represents the expansion opportunity available to us within new and existing accounts.
We believe we have the opportunity to increase our penetration within our potential customer base and are addressing a very small portion of our market opportunity today. We expect our market opportunity to continue to expand as multiple secular trends shift towards digitization, including the exponential increase in data, shift to digital commerce and broader acceleration of the digital transformation.
The Similarweb Platform
Our solutions help businesses accelerate their growth, empowering our users to discover and capture the best business opportunities and proactively respond to emerging threats to the business. These solutions are powered by our proprietary technology that analyzes billions of digital interactions and transactions every day, from millions of websites and apps, and turns these digital signals into actionable insights. Our digital intelligence solutions address the needs of users across entire organizations, from entry-level employees to the C-suite. Our solutions are easy to use and integrated into our users’ workflows for seamless adoption and maximum business impact. They provide a unified view of the digital world to power data-driven decision-making. These solutions include:
•Digital Research Intelligence. Allows senior leaders, strategy, business intelligence, and consumer insights teams to benchmark performance against competitors and market leaders, analyze trends in the market, conduct deeper research into specific companies and analyze audience behavior.
•Digital Marketing. Allows marketing leaders, search engine optimization, or SEO, and content managers, pay-per-click, or PPC, and performance marketers, affiliate marketers and media buyers to understand their competitors’ online acquisition strategies in each marketing channel, including search keyword optimization, affiliate optimization and advertising and media buying strategies, and optimize their own strategies in response.
•Shopper Intelligence. Allows digital commerce leadership and category and product managers to analyze a complete view of their customers’ digital journeys, monitor consumer demand, increase brand visibility in the search process and optimize category and product level conversion in the purchase process.
•Sales Intelligence. Allows sales management and operations, sales representatives and account management teams to access relevant buying signals and digital insights of their customers in order to generate more leads more quickly, enrich leads automatically and collaboratively engage with prospects and customers.
•Investor Intelligence. Allows portfolio managers, investment professionals, data scientists and research analysts to access an end-to-end view of market, sector or company performance in order to ideate and monitor investment opportunities, forecast market performance and perform due diligence.
We have aggregated data for over ten years and have amassed a quality and quantity of data that is nearly impossible to replicate. Similarweb collects real-time digital signals on virtually every website and app, and analyzes billions of search terms, digital ads, eCommerce product SKUs, articles and content pages across digital platforms, channels, industries and geographies. Through synthesis, modeling and analysis, we transform these digital signals into timely actionable insights.
Our Competitive Strengths

•Timely. We capture digital signals as they occur and provide our customers with timely insights into the digital world that allow them to take action. Within 72 hours of a transaction or interaction, our platform analyzes relevant data and provides actionable insights to our users. In order to be able to make mission critical decisions, our customers rely on the insights they derive from our platform to be timely and relevant. Fresh data enables companies to be flexible and proactive in responding to developing trends and see the impact of their decisions as they occur. These timely insights make us essential in decision-making processes and drive increased usage by our customers.
•Comprehensive. Our insights are powered by a comprehensive set of data that is:

◦Multi-industry. Our data set covers virtually every industry and includes additional granularity on sub-industries and companies, providing our customers with a comprehensive understanding of their market and adjacent competitive landscapes.
◦Global. Our data set provides global and country-specific views of digital activity helping our customers create strategies across any geography.
◦Multi-platform. We are able to generate a robust data set by aggregating data from all of the various sources that people use to interact and transact digitally. We collect data across desktop, mobile web, iOS and Android, allowing us to provide our customers with a complete picture of digital activity.
◦Multi-channel. We analyze data across a variety of channels, including direct traffic, organic and paid search, referrals, display banners, video, e-mail and social media. By measuring engagement across digital channels, we are able to deliver deeper and more valuable insights than point solutions that focus on a single channel or subset of channels.
•Intuitive. We deliver powerful insights that customers can access through our easy-to-use platform. Our platform does not require a complex analytical skill set or technical expertise to derive value; rather we offer a consumer-oriented user interface that is delightful to use and easy to understand. This ease of use means that anyone in an organization can easily leverage our platform to power data-driven decision making.
•Proactive. Our platform proactively highlights insights and takeaways in a way that any business user can understand. Our dynamic interface provides all relevant information in a digestible manner, allowing users to have all of the information they need to understand performance and make decisions. Through our machine learning capabilities, we proactively anticipate and deliver relevant data, preventing users from needing to run multiple data queries or know all of the potential questions they need to ask ahead of time. For example, our platform will alert a sales lead to engage a prospective customer based on observation of the right buying signals.
•Unified. Our platform provides a unified view of digital intelligence. All members of an organization using our platform can see the same output from the same data set, allowing decision-making processes to become easier as everyone has access to the same data. The democratization of access to the digital insights that our platform provides fosters collaboration across hierarchies and teams within an organization and enables us to be the single source of truth.
•Actionable. Our platform not only collects data, but also provides insights that answer relevant questions to help drive critical business decisions. Customers can easily use our API to integrate our data and insights into their own bespoke analytical models. Our platform is built to provide granular data including brand, product or page level engagement critical to creation of actionable insights. Additionally, our platform’s up-to-date data enables businesses to take action on information while it is still relevant. In today’s fast-moving world, our timely, comprehensive data collection and dynamic insight creation enables organizations to optimize decision making without compromising on speed.
Our Growth Strategy
We intend to drive the growth of our business through the following strategies:

•Acquire new customers. We believe there is substantial opportunity to continue to grow our customer base. Leveraging our efficient go-to-market function, we plan to bring new customers across all geographies and industries to our platform. Our platform is broadly applicable, tracking digital activity across approximately 210 industries and 190 countries. As digital intelligence becomes an even greater point of emphasis for companies and investors, we believe we are well positioned to grow our share within our current market, as well as add new customers who previously had not been in the market for digital intelligence solutions.
•Expand spend from existing customers. Our large base of customers represents a significant opportunity for future sales expansion. We plan to increase spend from existing customers as they add more solutions to get even more value from our platform. We have seen a consistent land-and-expand trend with our customers as they generate value from using our platform, and subsequently add additional users and use cases to their subscriptions. We strategically deploy our sales team to offer support and manage our largest accounts, often helping them identify additional opportunities to derive benefits from our solution.
•Continue innovation and technology leadership. Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. While we have the most comprehensive offering in the market today, we plan to add new features and functionality to continue to drive deeper insights for our customers. We intend to continue to invest in expanding our product and engineering staff to innovate and develop additional solutions that expand our capabilities and facilitate the extension of our platform to new use cases.
•Further democratize access. We plan to expand the functionality and accessibility of our platform, enabling even further adoption among existing and new customers. We plan to continually add new types of insights and features to our platform, expanding potential use cases. We believe that by democratizing access to info and insights even further, our platform will become an even more critical component of the decision-making process for businesses worldwide.
•Pursue M&A opportunities. We intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive solution and market expansion.

Our Solutions
Our solutions help businesses by enabling them to see their growth opportunities, giving them the visibility that they do not have, and the insight that tells them what to do next in order to grow. We empower our users to answer their most strategic growth questions, such as:

•“How do I grow demand for my products?”
•“How do I grow market share for my products?”
•“How do I grow my audience?”
•“How do I grow sales of my products?”
•“How should I prioritize investments to grow my product portfolio?”
Our solutions are powered by our proprietary technology that analyzes billions of digital interactions and transactions every day, from millions of websites and apps, and turns these digital signals into actionable insights. Our digital intelligence solutions address the needs of users across entire organizations, from entry-level employees to the C-suite. Our solutions are easy to use and integrated into our users’ workflows for seamless adoption and maximum business impact. They provide a unified view of the digital world to power data-driven making. These solutions include:

Digital research intelligence allows senior leaders, strategy, business intelligence, and consumer insights teams to efficiently and quickly optimize business performance, capture market share, mitigate overall business risk and identify opportunities for growth. This solution enables users to benchmark digital performance and conversion rates, evaluate market size and trends, reveal a competitor’s digital strategy, optimize product launch strategies, conduct deeper research into specific companies and analyze audience behavior across devices, channels and geographies.
Examples of business objectives and questions that can be addressed by our Digital Research Intelligence solution include:

Strategy formation	•“What is the size and growth rate of the online banking industry in the US?” •“Which online marketplace is gaining the most market share?"
Revenue maximization	•“What is a good conversion rate in the apparel industry?” •“What news topics are drawing the highest engagement with audiences?”
Risk mitigation	•“In which geographies and marketing channels are my competitors outpacing my online growth?” •“To which competitors and topics am I losing audience engagement?”
Digital Marketing Intelligence allows marketing leaders, SEO and content managers, PPC and performance marketers, affiliate marketers and media buyers to grow traffic across marketing channels, increase traffic acquisition and optimize funnel conversion. This solution helps users to uncover competitors’ online marketing strategies, benchmark relative marketing spend efficiency against competitors, and assess each specific marketing channel to better understand which keywords, partners, affiliates, creatives, ad networks, landing pages, and other channels are performing best.
Examples of business objectives and questions that can be addressed by our Digital Marketing Intelligence solution include:

Marketing spend planning	•“Are my competitors generating more efficient acquisition gains from paid or organic channels?” •“From which marketing channel do travel businesses get the most traffic?”
User acquisition optimization	•“Which keywords drive the most traffic share for shoe companies?” •“Which digital ad types perform the best for luxury brands?”
Traffic loss mitigation	•“Which of my top keywords are competitors stealing traffic share from?” •“Which of my affiliate partners are shifting traffic to competitors?”
Shopper Intelligence allows digital commerce leadership and category and product managers to improve product and brand level conversion, boost customer loyalty and retention and increase search optimization efficiency across marketplaces. This solution helps users to monitor customer demand and purchase behavior across the digital journey, understand competitive demand and sales across various marketplaces and first party websites and optimize customer selling strategies down to the brand, category and product level.

Examples of business objectives and questions that can be addressed by our Shopper Intelligence solution include:

Strategy formation	•“How can I get more visibility in online marketplaces like Amazon, Walmart, or Target?” •“On which marketplaces or first-party websites do personal care products convert better?”
Revenue maximization	•“How much money are consumers willing to spend on my products?” •“What is the average purchase frequency in my category?”
Risk mitigation
•“Which of my customers are cross-shopping? Which brands are they evaluating?”
•“Which of my competitor’s products are selling the most on Amazon? What other marketplaces is my competitor using to sell their product?”

Sales Intelligence allows sales management and operations, sales representatives and account management teams to efficiently grow and convert pipeline, increase win rates and improve customer retention. This solution helps users generate new leads based on their ideal customer profile, automate lead qualification, and enhance customer outreach and engagement with relevant buying signals and digital insights about their target customers.
Examples of business objectives and questions that can be addressed by our Sales Intelligence solution include:

Pipeline generation	•“How can I identify the fastest growing eCommerce companies, so that I can target them?” •“Which companies outside my CRM fit my ideal customer profile?”
Win rate optimization	•“How can I create the most powerful pitch to win my prospect's business?” •“What is the most important factor for my prospect’s buying decision?”
Relationship building & Retention maximization	•“When should I engage my customers to ensure the best conversion?” •“What additional offerings would my customer be interested in?”
Investor Intelligence allows portfolio managers, investment professionals, data scientists and research analysts to make more informed and ultimately better investment decisions. Our solution provides an end-to-end view of a company’s digital performance from a single platform and highlights a company’s key performance indicators with digital traffic, activity and signals. For example, by providing insights into industry growth dynamics and market share developments as they happen and validates the accuracy of digital key performance indicators.
Examples of business objectives and questions that can be addressed by our Investor Intelligence solution include:

Investment ideation	•“Within the food and grocery sector, which company offers the best opportunity?” •“Is the apparel re-sale sector on track to grow this year?”
Investment monitoring & Risk mitigation	•“In which geographies is this company experiencing the fastest growth?” •“How can I improve my portfolio company’s brand health and traffic?”
Hypothesis validation	•“What does daily digital traffic suggest about company performance against market expectations?” •“What does travel website activity predict for hotel occupancy rates next summer?”
Our Approach and Technology to Measuring the Digital World
In order to empower businesses with the insights they need to accelerate growth, we have created a comprehensive view into the digital landscape. Over the last 10 years, we have spent substantial resources to establish our data sets, methodology and leading technology. We believe our robust data repository and our unique prediction models powered by machine learning represents a significant competitive advantage and is making us the de facto standard of measure for the digital world. Our unique, multi-dimensional approach to measuring the digital world leverages the experience of a team of PhDs and data scientists to cleanse and model vast amounts of data collected into reliable and actionable insights.

1 Collection

We collect hundreds of diverse data sources, types and non-intrusive digital signals.

2 Synthesis

We process the data to clean, match, consolidate, classify and verify it so that it is ready for modeling.

3 Modeling

Data is calibrated with machine learning and enhanced by predictive models to create a reliable view of the digital world across all web sites and mobile apps.

4 Data Delivery

Actionable insights for a wide variety of use cases are delivered through our platform, enabling users to make better business decisions and drive growth.

Partnerships
Direct Measurement
Contributory Network
Public Data
Desktop
Mobile Web
iOS
Android
Cleaning
Matching
Synthesizing
Processing
Blending
Machine Learning Calibration
Predictive Models
Search
Content
Display
Audience
Traffic / Engagement
Purchase
Referrals
Stock Datasets

Our unique approach to digital measurement involves a proprietary mix of data sources and complex data science, operating continuously at massive scale

Data Collection
We design our system to collect a diversified data universe of digital signals, constructed of statistically representative datasets that accurately draw from sources across countries, industries, user groups and devices. We have been proactive in diversifying our data inputs such that every measure we present in our solutions is derived from multiple sources and is self-adjusting to changes in the market. We do not acquire a significant portion of our data from a single data partner or group of data partners, and routinely enter into agreements with additional data partners. Our sources represent over 3 billion digital interactions and transactions per day and 2 million events per minute.
We collect our data across platforms that we classify in four distinct categories:
•First-party direct measurement data and analytics that millions of websites and mobile app owners choose to share with Similarweb directly, giving us visibility into specific websites and mobile apps:
Millions of website and app owners choose to share their aggregated first-party analytics directly with us. These direct measurement tools feed our machine learning algorithms and enrich our intelligence solutions. Our solutions provide users with critical insights that empower their respective companies. These insights help those respective users benchmark their performance relative to competitors and the market and leverage our advanced analytics to make business decisions. In addition, given our high brand awareness and popular free offering, companies that monetize traffic often choose to publicly share first-party analytics of website traffic and engagement data with us. As part of the process in which website and app owners register as Similarweb users, they indicate whether they are willing to share their first party direct measurement data (such as data provided by Google Analytics) with us; the data in this category comes from those that opt to allow such access.
•Contributory network of a collection of consumer products that aggregate anonymous device behavioral data:
We aggregate anonymous traffic data from a collection of proprietary and third-party consumer-oriented desktop and mobile apps. These consumer apps are provided in exchange for the ability to gather anonymous users digital activity. The data collected is used to understand website and app usage and traffic sources. This data is sourced from diverse audiences to maintain an accurate and consistent view of the digital world over time. The data in this category is collected pursuant to the terms of use of the respective apps, which enable the use of anonymous data subject to the terms of the privacy policies.
•Public data capture where we use advanced algorithmic and proprietary technology that captures and indexes public data from hundreds of millions of websites and apps:
Our public data sources represent an aggregation of online information available to the public. We employ algorithmic and proprietary automated techniques to capture and index publicly-available data from billions of web pages and apps every month. These data sources help us to further refine our best-in-class predictive models.
•Partnerships with a global network of companies that collect digital signals:
We partner with a global network of companies that capture digital signals and provide us with additional data from three data types (first-party direct measurement data, contributory network data and public data) to supplement our own direct data collection, and to provide us with additional types of data to help us understand behavior across the digital world. These partners include consumer apps, internet operators, measurement companies and demand-side platforms that aggregate behavioral data across websites and apps. We partner with these companies pursuant to data license or similar agreements. As part of the process of contracting with such companies, we conduct due diligence on their data collection processes and privacy practices and require representations and warranties with respect to those matters in the agreements we enter into with them.
Data synthesis
In addition to creating robust data collection methodologies, we have built sophisticated machine learning algorithms that synthesize data inputs collected for further modeling.

•Cleaning the inputs to remove abnormal data points, behavior anomalies and to confirm the anonymization of any personal data.
•Matching the data points in a sequential order to identify meaningful behavioral sequences or transactional streams of events.
•Pre-Processing the billions of data points for estimation with our proprietary URL classification system to measure website traffic by acquisition channel.
•Blending of multiple sources and historical digital signals to attain a comprehensive learning set of digital signals.
This process aggregates these mixed data sources and types into a single data set at the website or mobile app level, removing irregularities.
Data modeling
After data has been normalized and synthesized it is then run through our specialized machine learning training to generate predictive models that provide an accurate and consistent view of the digital world over time. This process includes:
•Training machine learning models continuously refining for irregularities and estimation of biases in the digital signals.
•Blending models for refined accuracy and consistency of our industry-leading estimations.
•Reporting key insights across countries, industries, user groups and devices for an accurate view of the digital world
Data delivery
Our intelligence engine generates powerful, ready-to-use insights delivered through our platform, API or subscription-based reports to help companies and investors make better decisions and grow intelligently. We deliver insights across a variety of digital performance indicators, including traffic and engagement, audience, search, display, content, referrals, purchase and stock datasets.
Our Commitment to Privacy

We take pride in our dedication to data privacy compliance. Our data collection strategy and practice is built on the fundamental principle of collecting information about use – not users. We are guided in all of our activities by the doctrine of “privacy by design” – we strive to avoid or minimize the collection of personal data, and to collect only the minimal data needed for the development and maintenance of our solutions and the operation of our business. We devote substantial efforts and resources to ensure the data we collect and how we use and share it is compliant with GDPR, CCPA and other privacy laws and regulations.
•Multi-step verification process is employed to ensure data collected and used does not contain any personally identifiable information (“PII”), or that any PII collected is collected and processed in accordance with applicable privacy laws.
•Anonymous and/or de-identified behavioral data is aggregated and analyzed at the site- and app-level.
•The data we collect to power our solutions is never used for individual ad retargeting.
Our Research and Development Operations
Since our founding, we have invested significantly in building a best-in-class tech platform. Leveraging a team of PhDs, data scientists and big data engineers, we have built a proprietary foundation upon which our platform operates.
Our technology platform is predicated on:
•Innovation. We foster an innovative, fast-paced engineering culture, since our founding over 10 years ago. We have consistently developed and delivered cutting-edge capabilities for our users. Our team of PhDs, data scientists and big data engineers first focused on disrupting competitive intelligence across desktop, then added cross-platform capabilities across mobile web and apps, and has since evolved the platform so it integrates into user workflows, with use case-specific products. We release products quickly and constantly refine and improve upon our leading platform.
•Scalability. Our data is load-balanced across two Amazon Web Services regions, and each instance is able to auto-scale to accommodate the full usage of our platform at any time. This processing power allows us to analyze the billions of digital signals that come through our platform daily and analyze them to provide real-time insights to our users.
•Reliability. We fully synchronize data across all regions and employ automatic failover and recovery to ensure that users do not lose their data. As a result, we have had no downtime in the past three years.
•Security. We have a dedicated data security team that employs the leading data security solutions and technologies to keep our operation and digital assets secured at the highest standards. We encrypt all traffic and use authentication services to keep our platform secure. In addition to our first-party platform, Similarweb’s API integrates with customers’ existing workflows so that they can build their own custom outputs and analyses using our data.
Our Customers
We serve a broad range of customers of all sizes across a variety of industries including agencies & consulting, consumer goods, financial services, media, pharmaceuticals, retail, technology and travel, among others. As of December 31, 2021, we had 3,487 customers globally.
As of December 31, 2021, 271 of our customers generated ARR of $100,000 or more, representing 51% of our total ARR. Most of these larger customers initially began as smaller customers and increased their spending over time as they saw the value of our platform. We see a significant opportunity to continue expanding our existing customer spending with a growing number of customers generating ARR of $1 million or more.
For the years ended December 31, 2019, 2020 and 2021, approximately 58%, 56% and 56% of our revenue, respectively, was generated from customers outside of the United States and no single customer generated more than 5% of our revenue.

Sales and Marketing
We deploy a highly efficient approach to sales and marketing in order to grow our business. Our sales and marketing teams collaborate to create brand awareness and demand, build a robust sales pipeline and ensure customer success, driving revenue growth. We believe that our sales and marketing model provides us with a competitive advantage because we attract and engage new businesses efficiently and at scale, and we have established a successful upsell motion to grow existing customer accounts.
We have a highly efficient sales organization, which includes a global sales force, technical, and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately three quarters of our new sales opportunities, where prospective customers display initial interest in our platform by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform and solutions. We continually engage with our customers post-purchase through support services and proactive account management team check-ins, and often upsell customers to new services as they see the value in the platform and want to add additional feature functionality, geographic coverage, users, and digital intelligence solutions.
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver ranking and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2021, we attracted over 25 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates evangelists within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
Our marketing efforts focus on establishing our brand, generating awareness, positioning our products in the market, creating demand, and nurturing the Similarweb community. We focus on promoting our free products, which are integral parts of our customer acquisition process, as well as our paid solutions and the functionality they offer. Our marketing team consists primarily of product marketing, demand generation, field and event marketing, communications and solution campaign management. Marketing leverages both online and offline marketing activities such as events and trade shows, seminars and webinars, paid digital advertising, content marketing, search engine optimization, and email marketing. Our content marketing efforts include publication of educational content, white papers, case studies, and blogs. Our marketing team also creates and publishes digital research, backed by insights derived from our platform that effectively capture media attention through our public relation efforts. As Similarweb is increasingly recognized by media and analysts as the measure of the digital world, our earned media coverage has risen significantly. In 2021, Similarweb data was featured in over 6,000 print and digital articles, including dozens of features in leading publications such as the New York Times, Wall Street Journal, and Financial Times, driving significant brand awareness in our target markets.
Our Competition

As the world shifts to digital we are disrupting manual legacy approaches with our cloud-based digital intelligence platform. The approaches we are disrupting include market research companies such as Gfk Group and Kantar Group, traditional media measurement solutions such as Nielsen Corporation and Comscore, Inc., project-based approaches to specific business challenges provided by management consulting companies (e.g. McKinsey & Company, Bain & Company and Accenture plc) and marketing and media buying advertising agencies (e.g. WPP plc, Omnicom Group and Interpublic Group).
While we do not believe there are companies that offer the breadth and depth of digital intelligence we offer, there are companies addressing narrow market segments such as digital marketing (e.g. SEMrush), or mobile application data (e.g. Data.ai).
We believe we compete favorably, and customers select us based on a number of factors, including:
•market vision and pace of product innovation;
•ability to deliver reliable, timely insights;
•breadth and depth of data and insights;
•ease of use;
•digital market expertise;
•adaptability to a broad range of use cases;
•brand awareness and reputation;
•scalability and availability;
•pricing and total cost of ownership;
•security and data privacy; and
•quality of customer support.
Intellectual Property
Our intellectual property and our rights to use and protect it are important to the success of our business. We rely on a combination of copyright, trademark, trade secret and patent laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, algorithms, digital insight data, software, know-how and brand. We utilize open source products in various parts of our software and applications in accordance with the respective licenses of those products.
Generally, we do not use patents to protect our intellectual property. As of December 31, 2021, we own four patents and have four pending patent applications: we acquired one patent in the United States and one in Finland from a third party in 2015; and we acquired two patents in the United States and four pending patent applications in various additional jurisdictions from another third party in 2021. As of December 31, 2021, we owned one registered trademark in the United States and 19 registered trademarks in various additional jurisdictions. As we continue to expand, we may face challenges registering for or obtaining trademarks in other jurisdictions.
Although we rely on intellectual property rights, including copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary digital insights data, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. For additional information about the risks relating to our intellectual property, see the Item 3.D “Risk factors—Risks relating to our intellectual property and technology.”

C.Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report. All ownership is 100%.

D.Property, Plants and Equipment
Our current headquarters is located in Tel-Aviv, Israel, where we lease approximately 51,000 square feet, which lease is set to expire in May 2022. We signed a lease for our new Israel headquarters in August 2021, which will commence during June 2022. We have other offices including New York, Burlington, San Francisco, London, Sydney, Paris, Munich, Kyiv and Tokyo. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Item 4A.  Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D entitled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
The following section generally discusses our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020. A discussion regarding our financial condition and results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 can be found in section “Management’s discussion and analysis of financial condition and results of operations” of our final prospectus pursuant to Rule 424(b)(4), filed with the SEC on May 11, 2021.
Overview
Similarweb provides a leading platform for digital intelligence, delivering a trusted, comprehensive and detailed view of the digital world that empowers our customers to be competitive in their markets. Our proprietary technology analyzes billions of digital interactions and transactions every day from millions of websites and apps and turns these digital signals into actionable insights. With our platform, everyone from business leaders, strategy teams, analysts, marketers, category managers, salespeople and investors can quickly and efficiently discover the best business opportunities, identify potential competitive threats, and make critical decisions to capture market share and grow revenues.
Digital is an important growth driver for businesses today. It is quickly becoming the preferred means to find information, communicate, transact, and deliver services. At the same time, digital has lowered the barriers to entry, accelerated the pace of business and increased competition in every market.
In this dynamic environment, businesses now have access to unprecedented amounts of digital data. However, the data generally available to them only relates to the performance of digital properties such as web sites, apps and social media channels, that they own. Businesses have almost no visibility into the broader behaviors of consumers, or the digital performance of competitors, partners, and other players. As a result, companies operate with a lack of external visibility, impairing their ability to execute on everything from corporate strategy to day-to-day operations. Digital intelligence cuts through this lack of visibility and gives organizations the means to understand and gain insight from all relevant digital activity, creating significant competitive advantages.
Digital intelligence has become critical for business, but is complex and technically challenging. Online behavior consists of interactions and transactions across many different platforms and channels and happens on a global basis. These digital interactions and transactions generate massive quantities of data, and because of the high velocity of the digital economy, this information quickly becomes out-of-date. As a result of the diversity and scale of data, as well as the need to keep the data current, it is extremely difficult to build and maintain a comprehensive view of all digital activity.
Our digital intelligence solutions collect billions of digital signals in the form of interactions and transactions and transform them into powerful actionable insights. Our platform enables businesses to understand market trends, optimize traffic acquisition, understand the customer-buying journey, grow pipeline, and make better investment decisions. Our platform provides critical insights on digital behavior that allows businesses to analyze competition, recognize and defend against emerging threats, and monitor competitive strategy and tactics. To win in the digital world, including to defend existing market share and proactively drive future growth, it has become a business imperative to embrace digital intelligence throughout the organization, from senior executives to individual contributors.
Since our founding, we have consistently focused on innovating our platform, allowing us to achieve significant product and financial milestones.
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud-based digital intelligence solutions and other subscription-based solutions, such as application programming interface, or API, access, all of which include routine customer support.
Paid subscriptions to our platform are available in five categories of solutions:
•Digital Research Intelligence. Provides web traffic research insights, which help companies research markets, companies, and audiences, as well as benchmark their performance against other companies.
•Digital Marketing Intelligence. Provides competitive analysis, keyword optimization, affiliate optimization and advertising and media optimization.
•Shopper Intelligence. Provides insights to analyze and optimize the purchase funnel and acquisition strategy, monitor consumer demand and leverage on-site search volume and conversion.
•Sales Intelligence. Provides insights to drive sales acceleration through lead generation, lead enrichment, sales engagement and fraud detection.
•Investor Intelligence. Provides data-driven investing insights for hedge funds, asset managers, banks, venture capital and private equity firms.
We sell subscriptions to these solutions with pricing tiers based on feature set, geographic coverage and the number of users who have access to them. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. As of December 31, 2021, 33% of our Annual Recurring Revenue, or ARR, is generated from customer contracts with multi-year terms. Certain customers contract for subscription agreements with multi-year terms. We typically invoice customers in advance for annual increments.
We deploy a highly efficient approach to sales and marketing in order to grow our business. Our sales and marketing teams collaborate to create brand awareness and demand, build a robust sales pipeline and ensure customer success, driving revenue growth. We believe that our sales and marketing model provides us with a competitive advantage because we attract and engage new businesses efficiently and at scale, and we have established a successful upsell motion to grow existing customer accounts.
Our efficient sales organization includes a global sales force, technical, and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately three quarters of our new sales opportunities, where prospective customers display initial interest in our platform by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform and solutions. We continually engage with our customers through support services and proactive account management team check-ins, and often upsell customers to new solutions as they see the value in the platform and want to add additional feature functionality, geographic coverage, users and digital intelligence solutions.
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension which we own, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver rankings and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2021, we attracted over 25 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates champions within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
We sell to companies across a wide range of industries such as technology, financial services, retail, household products, apparel and institutional investors. For the years ended December 31, 2020 and 2021, no single customer generated more than 5% of our revenue. As of December 31, 2021 we had 3,487 customers. Once a customer starts to realize the value of our platform by deploying one of our solutions in their business, they often significantly increase their usage of our platform.
We have achieved significant growth since our inception and are capital efficient. For the year ended December 31, 2021, we grew our revenue by 47% compared to the year ended December 31, 2020 and 32% for the year ended December 31, 2020 compared to the year ended December 31, 2019, Additionally, we have $55.4 million and $140.4 million in cash, cash equivalents, short-term investments and restricted deposits as of December 31, 2020 and December 31, 2021, respectively. We generated revenue of $70.6 million, $93.5 million and $137.7 million in the years ended December 31, 2019, 2020 and 2021, respectively. We had negative operating cash flow of $9.7 million, $3.8 million and $27.6 million and had negative free cash flow of $11.5 million, $4.9 million and $30.4 million in years ended December 31, 2019, 2020 and 2021, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2019, 2020 and 2021, our net loss was $17.7 million, $22.0 million and $69.0 million, respectively. These results reflect our investments in employee hiring to drive our future growth, especially in our solutions development and customer acquisition areas, which support acceleration of NRR, customer growth, and higher NRR.

COVID-19
In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic, impacting many countries around the world, including where our end users and customers are located and where we have larger business operations, including the United States, Israel, the United Kingdom and France. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and encouraged people to remain at home while instilling significant limitations on traveling and social gatherings.
In response to the pandemic, in the first quarter of 2020, we temporarily closed all of our offices, enabled our entire work force to work remotely and implemented travel restrictions for non-essential business. In the second quarter of 2020 we reopened select offices, however most of our employees continued to work remotely. By mid-2021, we had reopened the majority of our offices and as of the date of this Annual Report, the majority of our offices remain open. The temporary closing of our offices resulted in a decrease of our office-related expenses of $0.3 million in second quarter of 2020. These expenses returned to historical pre-pandemic levels, reflecting a smaller decrease of $0.1 million in each of the third and fourth quarters of 2020. The suspension of non-essential business travel resulted in a decrease of $0.4 million in operating expenses in each of the second, third and fourth quarters of 2020.
The changes we have implemented to enable a hybrid model for remote work have not materially affected, and are not expected to materially affect, our ability to operate our business. As a result of the global travel restrictions and stay-at-home or similar orders in effect due to the COVID-19 pandemic, our sales and marketing, research and development, and general and administrative expenses declined as a percentage of revenue in the second quarter of 2020. These percentages returned to historical levels beginning in the third quarter of 2020 as demand for our solutions accelerated in the second half of the year and as part of the implementation of the hybrid work model on a regular basis.

Prior to the pandemic, the market demand for our solutions was growing at a robust rate, with numerous opportunities for long-term growth. While at the end of the first quarter of 2020, we experienced delays in closing of new business as global shelter in place orders were enacted, the pace of our business growth resumed during the second quarter of 2020 and we do not believe that the pandemic has adversely affected the growth of our business since then.
For additional information, see “Risk Factors—Risks relating to our business and industry—The recent global coronavirus outbreak could harm our business and results of operations.”
Key Factors Affecting Our Performance
Acquire new customers
We believe there is substantial opportunity to continue to grow our customer base. We had 3,487 customers as of December 31, 2021, increasing from 2,718 as of December 31, 2020. We plan to increase our investment in sales and marketing in order to drive new customer acquisition.na . We intend to grow our base of both inside and field sales representatives and open additional sales offices, which we believe will drive both geographic and vertical expansion. We believe there is a significant opportunity to expand usage of our platform in the geographies in which we operate. We have made and plan to continue to make significant investments to expand our global operations across North America, EMEA and APAC, including in the United States, the United Kingdom, France, Japan and Australia. In addition, in 2021, we established a presence in Germany and Ukraine. We are also investing in self-serve offerings and distribution channels.  Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, and the effectiveness of our marketing efforts.
We define a customer as a separate legal entity that has an active annual or multi-year subscription with us in the period indicated. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. Users of our free offerings are not included in our customer count.
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at increase in spend from our customers as an indication of the value we provide them over time. As an example,as of December 31, 2021, 271 of our customers generated ARR of $100,000 or more, up from 187 and 121 customers as of December 31, 2020 and 2019, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 2021, customers who generate more than $100,000 in ARR represented 51% of our total ARR, as compared to 36% of our total ARR as of December 31, 2017. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions.

A further indication of the propensity of our customer relationships to expand over time is our net dollar-based retention rate, or NRR, which compares our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months, but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRR to arrive at the NRR. The chart below illustrates the changes to our NRR over the last five fiscal quarters.
We intend to grow our base of account managers to continue to drive adoption and expansion of additional use cases within our customer base. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solutions, competition, pricing and overall changes in our customers’ spending levels.
Continued innovation and technology leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built highly differentiated solutions on a platform that will position us to further expand adoption. We intend to continue to invest in expanding our product and engineering staff to innovate and develop additional solutions that increase our capabilities and facilitate the extension of our platform to new use cases. Our future success is dependent on our ability to successfully develop, market and sell existing and new solutions to both new and existing customers.
Continued investment in growth
We believe that we have a significant market opportunity ahead of us. We intend to continue to investment to support the organic growth and expansion of our business, to increase revenue and to further scale our operations. We plan to open additional international offices, hire sales and marketing employees in additional countries, and expand our presence in countries where we already operate. We expect to incur additional expenses as we expand to support this growth. Our research and development spend will continue to increase as we hire more research and development employees and continue to invest in innovation. Further, we expect to incur additional general and administrative expenses in connection with our transition to a public company. We expect that our cost of revenue and operating expenses will fluctuate over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive solution and market expansion.
Components of Our Results of Operations
Revenue
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud-based digital intelligence solutions and other subscription-based solutions, such as API, all of which include routine customer support. Our subscription contracts typically have a term of 12 months and are generally non-cancellable. Customers enter into subscription contracts to gain access to one or more of our five solutions. Subscription revenue is recognized on a ratable basis over the contractual term of the subscription beginning on the date that our services are made available to the customer assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets.
Cost of revenue
Cost of revenue primarily consists of costs related to supporting our cloud-based platform and solutions. These costs include personnel related costs, such as salaries, bonuses and benefits, and share-based compensation, which we collectively refer to as personnel related costs, for employees principally responsible for data acquisition, production engineering, advisory and technical customer support. In addition to these expenses, we incur third-party service provider costs such as payments to our third-party cloud infrastructure provider for hosting our platform, third-party data providers and amortization of internal use software and intangible assets. We also incur costs related to payments made with respect to our metered panel following our acquisition of Embee Mobile, Inc. We allocate overhead costs such as rent, utilities, depreciation and supplies to all departments based on relative headcount. As such, general overhead expenses are reflected in the cost of revenue in addition to each operating expense category. In recent years, we have experienced significant cost of revenue leverage of our data acquisition costs, which has enabled gross margin expansion. We will continue to invest additional resources in our cloud infrastructure and our data acquisition and customer support organizations to expand the capabilities of our solutions. The level and timing of investment in these areas could affect our cost of revenue in the future.
Gross profit and gross margin
Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by a variety of factors, including the average sales price of our solutions, volume growth and our ability to leverage our investment in data costs to more customers.
Operating expenses
Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and sales commissions. Operating expenses also include allocated overhead costs.

Research and development
Our research and development expenses consist primarily of personnel related costs for our engineering, data science, product and design teams. Additional expenses include consulting and professional fees for third-party development resources and third-party licenses for software development tools. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand our solutions. We also anticipate that research and development expenses will increase as a percentage of revenue in the near-term and then stay consistent or modestly decrease thereafter, as we expect to realize operating leverage in our business.
Sales and marketing
Our sales and marketing expenses consist primarily of personnel related costs for our marketing, sales, account management. Additional expenses include marketing program costs. We expect our sales and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth such as our expanded branding efforts and increase in our inside and field sales and account management teams. We also anticipate that sales and marketing expenses will increase as a percentage of revenue in the near and medium-term.
General and administrative
Our general and administrative expense consists primarily of personnel related costs for our executive, finance, human resources, information technology and legal functions. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company. We expect general and administrative expenses as a percentage of revenue to increase in the near-term and then stay consistent or modestly decrease thereafter, as we expect to realize operating leverage in our business.
Finance income (expense)
Finance income (expense) consists of interest expense accrued on our indebtedness, net of interest income earned on our cash balances. Finance income (expense) also includes gains and losses incurred from non-designated hedge transactions as well as the impact of currency exchange rate fluctuations resulting from our global operations. We expect finance income (expense) to vary each reporting period depending on the amount of outstanding indebtedness, non-designated hedging transactions, currency exchange rate fluctuations and prevailing interest rates.
We expect interest income will vary in each reporting period depending on our average cash balances during the period and applicable interest rates.
Provision for income taxes
We are subject to taxes in Israel, the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax. We recognize deferred tax assets and liabilities to reflect the net tax effects of temporary differences between the carrying amounts of our assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes in each jurisdiction. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our net deferred tax assets. Realization of our net deferred tax assets depends upon future earnings, the timing and amount of which are uncertain and, as a result, and due to our history of cumulative losses, we maintain a full valuation allowance on our net deferred tax assets in Israel and certain other jurisdictions. Our effective tax rate is affected by tax rates in Israel, the United States and foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

A.Operating Results
The following tables summarize key components of our results of operations data and such data as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

Comparison of the years ended December 31, 2020 and 2021

	December 31,
	2020	2021

Revenue	$93,486	$137,668
Cost of revenue(1)	21,417	31,752
Gross profit	72,069	105,916
Operating expenses:
Research and development(1)	22,086	44,378
Sales and marketing(1)	53,690	93,844
General and administrative(1)	15,967	33,801
Total operating expenses	91,743	172,023
Loss from operations	(19,674)	(66,107)
Finance expenses, net	(1,682)	(1,891)
Loss before income taxes	(21,356)	(67,998)
Provision for income taxes	640	981
Net loss	$(21,996)	$(68,979)

(1)Includes share-based compensation expense as follows:

	Year Ended December 31,
	2020	2021
	(in thousands)
Cost of revenue	$40	$211
Research and development	1,107	4058
Sales and marketing	821	3,450
General and administrative	2,832	3,452
Total share-based compensation expense	$4,800	$11,171

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the period indicated:

	December 31,
	2020	2021

Revenue	100.0%	100.0%
Cost of revenue	22.9	23.1
Gross profit	77.1	76.9
Operating expenses:
Research and development	23.6	32.2
Sales and marketing	57.4	68.2
General and administrative	17.1	24.6
Total operating expenses	98.1	125.0
Loss from operations	(21.0)	(48.0)
Finance expenses, net	(1.8)	(1.4)
Loss before income taxes	(22.8)	(49.4)
Provision for income taxes	0.7	0.7
Net loss	(23.5)%	(50.1)%

Revenue

	Year Ended December 31,			Period-over-Period Change
	2020	2021		$ Change	% Change
	(in thousands)
Revenue	$93,486	$137,668	44,182	$44,182	47.3%

Total revenue increased by $44.2 million, or 47%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to an increase in our subscription revenue. $19.7 million of that increase was generated from customers in the United States, which increased by 47% from $41.4 million in 2020 to $61.1 million in 2021, and an additional $15.6 million of the increase in total revenue was generated from customers in Europe and the United Kingdom, which increased 54 % from $28.8 million in 2020 to $44.4 million in 2021. We increased the number of paying customers by 28% to 3,487 as of December 31, 2021 from 2,718 as of December 31, 2020. The number of customers in the United States increased from 820 as of December 31, 2020 to 1,085 as of December 31, 2021. The number of customers in Europe and the United Kingdom increased from 918 as of December 31, 2020 to 1,194 as of December 31, 2021.

Costs of revenue

	Year Ended December 31,		Period-over-Period Change
	2020	2021	$ Change	% Change
	(in thousands)
Cost of revenue	$21,417	$31,752	$10,335	48.3%

Total cost of revenue increased by $10.3 million, or 48.3%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Our cost of revenue increased primarily due to an increase of $3.6 million in compensation related to an increase in employee headcount, an increase of $0.2 million related to share-based compensation expenses, an increase of $3.9 million related to third-party data providers and an increase of $1.3 million related to our third-party hosting services
Operating expenses
Research and development

	Year Ended December 31,		Period-over-Period Change
	2020	2021	$ Change	% Change
	(in thousands)
Research and development	$22,086	$44,378	$22,292	101%

Research and development expenses increased by $22.3 million, or 101%, to $44.4 million for the year ended December 31, 2021, from $22.1 million in the year ended December 31, 2020. The increase was primarily due to an increase of $14.4 million in compensation related to an increase in employee headcount, an increase of $3.0 million in share-based compensation and an increase of $3.3 million related to product development infrastructure and tools.
Sales and marketing

	Year Ended December 31,		Period-over-Period Change
	2020	2021	$ Change	% Change
	(in thousands)
Sales and marketing	$53,690	$93,844	$40,154	74.8%

Sales and marketing expenses increased by $40.2 million, or 74.8%, to $93.8 million for the year ended December 31, 2021, from $53.7 million in the year ended December 31, 2020. The increase was primarily due to an increase of $20.4 million in compensation related to an increased headcount, an increase of $4.4 million in commission expense, an increase of $2.6 million in share-based compensation and an increase of $9.5 million in marketing expenses.
General and administrative

	Year Ended December 31,		Period-over-Period Change
	2020	2021	$ Change	% Change
	(in thousands)
General and administrative	$15,967	$33,801	$17,834	111.7%

General and administrative expenses increased by $17.8 million, or 111.7%, to $33.8 million for the year ended December 31, 2021, from $16.0 million for the year ended December 31, 2020. The increase was primarily due to an increase of $8.1 million in compensation related to an increase in headcount, an increase of $0.6 million in share-based compensation, an increase of $2.9 million in directors and officers insurance expenses following our initial public offering, an increase of $3.2 million in professional fees mainly related to various legal, accounting and auditing fees and an increase of $1.0 million related to information systems.

Finance expenses, net

	Year Ended December 31,		Period-over-Period Change
	2020	2021	$ Change	% Change
	(in thousands)
Finance expenses, net	$(1,682)	$(1,891)	$209	12.4%

Finance expenses, net increased by $0.2 million, or 12%, to $1.9 million for the year ended December 31, 2021, from $1.7 million in 2020. The increase was primarily due to an increase of $0.3 million loss resulting from revaluation of various balance sheet items. The increase was partially offset by a decrease of $0.2 million in loan fees and related bank net interest expense.

Provision for income taxes

	Year Ended December 31,			Period-over-Period Change
	2020	2021		$ Change	% Change
	(in thousands)
Provision for income taxes	$640	$981	$341	$341	53.3%

Provision for income taxes increased by $0.4 million, to $1.0 million for the year ended December 31, 2021, from $0.6 million for the year ended December 31, 2020 reflecting an effective tax rate of (2)% and (3)% for each of the years, respectively.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating loss and free cash flow, which are non-GAAP financial measures, are useful in evaluating the performance of our business.
Non-GAAP operating loss
Non-GAAP operating loss is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to operating loss, as determined in accordance with GAAP. We define non-GAAP operating loss as operating loss, adjusted for share-based compensation, retention payments related to business combinations, amortization of intangible assets, non-recurring expenses in relation to our initial public offering and certain other non-recurring items.
We use non-GAAP operating loss to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that non-GAAP operating loss facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, help provide a broader picture of factors and trends affecting our results of operations.
Non-GAAP operating loss has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Our definition of Non-GAAP operating loss may differ from the definitions used by other companies and therefore comparability may be limited. Because of these limitations, non-GAAP operating loss should not be considered as a replacement for operating loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

A reconciliation of non-GAAP operating loss to our GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,

	2020	2021

Loss from operations	$(19,674)	$(66,107)
Add: share-based compensation expenses	4,800	11,171
Non-recurring fees related to initial public offering	—	1,214
Retention payments related to business combinations	—	1,103
Amortization of intangible assets related to business combinations	—	608
Non-recurring expenses related to termination of lease agreements and others	—	315
Non-GAAP operating loss	$(14,874)	$(51,696)

Free cash flow
Free cash flow represents net cash used in or provided by operating activities, reduced by capital expenditures and capitalized software development costs, if any. Free cash flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures and amounts capitalized for software development facilitates comparisons of our liquidity on a period-to-period basis and includes items that we consider to be indicative of our liquidity on an operating basis. We believe that free cash flow is a measure of liquidity that provides useful information to our management, investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Further, our definition of free cash flow may differ from the definitions used by other companies and therefore comparability may be limited. You should consider free cash flow alongside our other GAAP-based financial performance measures, such as net cash used in or provided by operating activities, and our other GAAP financial results. The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP measure, for each of the periods indicated.
The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year ended December 31,
	2020	2021

Net cash used in operating activities	$(3,760)	$(27,625)
Purchases of property and equipment, net	(748)	(2,311)
Capitalized internal use software costs	(387)	(502)
Free cash flow	$(4,895)	$(30,438)

B.Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash payments from our customers, equity issuances and borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity are our cash and borrowings available under the credit facility with Silicon Valley Bank, or the SVB Credit Facility.
We believe that our net cash provided by operating activities, cash on hand and availability under our SVB Credit Facility will be adequate to meet our operating, investing and financing needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk factors” and “—Key factors affecting our performance.”
Credit facilities
Credit facility with Silicon Valley Bank
On December 30, 2020, we entered into a Loan and Security Agreement, or the SVB LSA, with Silicon Valley Bank, or SVB. The credit facility has an available borrowing capacity of the (a) lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of a (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA.
Under the SVB LSA, which is currently in effect through December 30, 2022, we paid an initial administrative fee of $175,000, a one-year anniversary fee of $175,000, unused facility fee in an amount equal to 0.3% per annum of the average unused portion of the credit facility (if applicable) and additional fees triggered upon the consummation of an initial public offering, However, there are no additional fees or penalties payable by us in the event we elect to repay the principal amount outstanding under the SVB LSA prior to its maturity date.
Subject to certain exceptions, borrowings under the SVB LSA accrue interest at a rate equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate or (ii) a fixed per annum rate equal to 3.50%, also paid on a monthly basis.
The SVB LSA is subject to certain financial covenants, including that we maintain liquidity of at least $35 million. Liquidity for this purpose is the sum of (i) the aggregate amount of our unrestricted and unencumbered cash and cash equivalents and (b) the Availability Amount (as such term is defined in the SVB LSA).
The SVB LSA is secured by substantially all of our assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. As of December 31, 2021, we were in compliance with all of our financial covenants under the SVB LSA.
As of December 31, 2021, we did not have any outstanding borrowings under the SVB LSA.

Credit facility with Bank Leumi Le-Israel B.M.
In July 2016, we entered into a Loan and Security Agreement, or the Leumi Credit Facility, with Bank Leumi le-Israel B.M., or the Lender, which, as amended, consisted of a revolving credit facility in the aggregate amount of up to $35 million. During the years ended December 31, 2019 and 2020, the borrowing base of the Leumi Credit Facility was computed based on an advance multiplier of 300% and 400%, respectively, multiplied by our aggregate minimum monthly revenue. Outstanding borrowings under the Leumi Credit Facility bore interest, payable on a monthly basis, at a rate of LIBOR plus 4% per annum.
We were charged a fee of 0.5% per annum on amounts available for draw that were undrawn under the Leumi Credit Facility. Substantially all of our assets were pledged as collateral under the Credit Facility. As of December 31, 2020, we were in compliance with all of our financial covenants under the Leumi Credit Facility.
We terminated and repaid all of outstanding borrowings under the Leumi Credit Facility on January 4, 2021 with proceeds from the SVB Credit Facility.
Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2021
Net cash used in by operating activities	$(3,760)	$(26,725)
Net cash provided by (used in) investing activities	(30,760)	7,360
Net cash provided by financing activities	51,227	125,246
Effect of exchange rates on cash and cash equivalents	202	(45)
Net increase in cash and cash equivalents	16,909	104,936
Cash and cash equivalents at beginning of period	7,034	23,943
Cash and cash equivalents at end of period	$23,943	$128,879

Operating activities
Our largest source of operating cash is cash collected from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting expenses, data acquisition expenses and allocated overhead expenses. In periods in which we generated negative operating cash flows, we have supplemented working capital requirements through net proceeds from the sale of equity securities and borrowings under our credit facilities.
Net cash flows used in operating activities increased for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to $39.6 million in incremental net loss after reconciling adjustments and certain changes in working capital accounts of $15.7 million, primarily reflecting an increase in customer subscription agreements for our solutions.
Investing activities
Net cash provided by investing activities during the year ended December 31, 2021 was $7.4 million as compared to net cash used in investment activities of $30.8 million during the year ended on December 31, 2020, primarily as a result of a $30.0 million decrease in short-term investments. The increase was partially offset by an increase in restricted deposit of $10.0 million and payments for business combinations of $9.5 million.
Financing activities
Net cash flows provided by financing activities increased for the year ending on December 31, 2021 as compared to the year ended December 31, 2020 from $51.2 million to $125.2 million, respectively, primarily as a result of the proceeds from our initial public offering The increase was partially offset by the repayment of the SVB LSA and the Leumi LSA.
Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2021:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Purchase obligations	$13,143	$10,502	$2,641	$—	$—
Obligations related to our investments in the new headquarters, net of landlord’s participation in leasehold improvements	11,070	11,070	—	—	—
Operating lease commitments	67,406	8,401	15,354	11,972	31,679
Total	$91,619	$29,973	$17,995	$11,972	$31,679

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Purchase obligations
We contract with various service providers for systems and services to perform certain day-to-day activities of our business. The use of these service providers allows us to provide consistent services and products across our platform and meet other business objectives. Our contracts with these service providers may be structured in a manner where the services are provided on a continuous basis for a set fee. Other engagements are established with a defined period for the contract.
Obligations related to our investment in the new headquarters
In connection with the lease of our new headquarters in Israel, we contracted with various service providers for the design and construction of the leasehold improvements. The financial obligations related to these activities will be partially offset by a tenant’s improvement allowance provided by the landlord pursuant to our lease agreement.
Operating leases
We lease offices in various locations in which we conduct our business. These lease agreements are typically for a term of one year or greater. The aggregate future financial obligations under these lease agreements are reflected above as operating lease obligations.
Our current principal offices consist of a 3,589 square meter facility located in Tel Aviv, Israel. This lease will expire on May 31, 2022 in accordance with a mutual termination agreement with the landlord dated November 30, 2021.

C.Research and Development, Patents and Licenses
Our research and development expenses consist primarily of personnel related costs for our engineering, data science, product and design teams. Additional expenses include consulting and professional fees for third-party development resources and third-party licenses for software development tools. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand our solutions. We also anticipate that research and development expenses will increase as a percentage of revenue in the near-term and then stay consistent or modestly decrease thereafter, as we expect to realize operating leverage in our business.

Since our founding, we have invested significantly in building a best-in-class tech platform. Leveraging a team of PhDs, data scientists and big data engineers, we have built a proprietary foundation upon which our platform operates.
Our technology platform is predicated on:
•Innovation. We foster an innovative, fast-paced engineering culture, since our founding over 10 years ago. We have consistently developed and delivered cutting-edge capabilities for our users. Our team of PhDs, data scientists and big data engineers first focused on disrupting competitive intelligence across desktop, then added cross-platform capabilities across mobile web and apps, and has since evolved the platform so it integrates into user workflows, with use case-specific products. We release products quickly and constantly refine and improve upon our leading platform.
•Scalability. Our data is load-balanced across two Amazon Web Services regions, and each instance is able to auto-scale to accommodate the full usage of our platform at any time. This processing power allows us to analyze the billions of digital signals that come through our platform daily and analyze them to provide real-time insights to our users.
•Reliability. We fully synchronize data across all regions and employ automatic failover and recovery to ensure that users do not lose their data. As a result, we have had no downtime in the past three years.
•Security. We have a dedicated data security team that employs the leading data security solutions and technologies to keep our operation and digital assets secured at the highest standards. We encrypt all traffic and use authentication services to keep our platform secure. In addition to our first-party platform, Similarweb’s API integrates with customers’ existing workflows so that they can build their own custom outputs and analyses using our data.
•

D.Trend Information
In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic, impacting many countries around the world, including where our end users and customers are located and where we have larger business operations, including the United States, Israel, the United Kingdom and France. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and encouraged people to remain at home while instilling significant limitations on traveling and social gatherings.

In response to the pandemic, in the first quarter of 2020, we temporarily closed all of our offices, enabled our entire work force to work remotely and implemented travel restrictions for non-essential business. In the second quarter of 2020 we reopened select offices, however most of our employees continue to work remotely. The temporary closing of our offices resulted in a decrease of our office-related expenses of $0.3 million in second quarter of 2020. These expenses returned to historical pre-pandemic levels, reflecting a smaller decrease of $0.1 million in each of the third and fourth quarters of 2020. The suspension of non-essential business travel resulted in a decrease of $0.4 million in operating expenses in each of the second, third and fourth quarters of 2020.

The changes we have implemented to date to enable remote working have not materially affected, and are not expected to materially affect, our ability to operate our business. As a result of the global travel restrictions and stay-at-home or similar orders in effect due to the COVID-19 pandemic, our sales and marketing, research and development, and general and administrative expenses declined as a percentage of revenue in the second quarter of 2020. These percentages returned to historical levels beginning in the third quarter of 2020 as demand for our solutions accelerated in the second half of the year.

Prior to the pandemic, the market demand for our solutions was growing at a robust rate, with numerous opportunities for long-term growth. While at the end of the first quarter of 2020, we experienced delays in closing of new business as global shelter in place orders were enacted, the pace of our business growth resumed during the second quarter of 2020. For additional information, see “Risk Factors—Risks relating to our business and industry—The recent global coronavirus outbreak could harm our business and results of operations.”

E.Critical Accounting Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.
We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Revenue recognition
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud based digital intelligence solutions and other subscription based solutions, such as API access, all of which include routine customer support. We sell our products directly to our customers utilizing our website, direct sales force and distribution partners.
Subscription service arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations or any other right of return. We record revenue net of sales or excise taxes.
We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, and determine revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the performance obligations are satisfied.
Subscription revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that our service is made available to the customer, assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets.
We typically invoice customers in advance for annual increments. Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. The unbilled accounts receivable balance is due within one year.
Deferred contract costs
We account for costs capitalized to obtain revenue contracts in accordance with ASC topic 340-40, Other assets and deferred costs (“ASC 340”).
Sales commissions earned by our sales force are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. We determined the period of benefit by taking into consideration the length of its customer contracts, its technology lifecycle, and other factors. Amounts expected to be recognized in excess of one year of the balance sheet date are recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is recorded in sales and marketing expense within the accompanying consolidated statement of operations. We have elected to apply the practical expedient allowed by ASC 606 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

Deferred revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription agreements and is recognized as the revenue recognition criteria are met. We generally invoice customers in annual or quarterly installments. Deferred revenue are influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the quarter.
Deferred revenue that will be recognized during the succeeding twelve-month period are recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue.
Share-based compensation
We account for share-based compensation in accordance with ASC Topic 718, “Compensation-Stock Compensation.” Share based awards are mainly granted to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options on the date of grant using the Black-Scholes option-pricing model. The fair value of each restricted stock unit, or RSU, based on the fair value of the underlying ordinary shares as of the grant date.The expense is recognized over the requisite service period using the straight-line method. The requisite service period for share options is generally four years. We recognize forfeitures as they occur. We calculate the fair value of Employee Share Purchase Plan, or ESPP, on the date of grant using the Monte-Carlo simulation, and the expense is recognized over the requisite service period using a straight-line method.
The Black-Scholes option-pricing model requires us to make a number of assumptions.Prior to the IPO, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the IPO, the fair value of each ordinary share was based on the closing price of our publicly traded ordinary shares as reported on the date of the grant. Additional assumptions include the expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value share options and ESPP upon each grant of share options.
Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. Expected volatility for ESPP was calculated based upon the Company’s share prices. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.
Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Ordinary share valuations
Prior to May 12, 2021 (the date of our NYSE listing), Similarweb’s ordinary shares were not publicly listed. As there was no public market for our ordinary shares prior to our IPO, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors: contemporaneous third-party valuations of our company and our securities;
•our results of operations and other financial metrics;
•our stage of development and business strategy;
•the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;
•the prices of shares of our preferred shares sold to investors by us in arm’s length transactions, and the rights, preferences and privileges of our preferred shares relative to our ordinary shares;

•the prices of our ordinary shares and preferred shares sold to investors in arm’s length secondary transactions;
•external market conditions, both in the United States and globally, that could affect companies in the technology sector;
•the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company; and
•the current lack of marketability of our ordinary shares as a private company.
The per share estimated fair value of our ordinary shares represents the determination by our board of directors of the fair value of our ordinary shares as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of valuations of our ordinary shares. There are significant judgments and estimates inherent in these valuations. If we had made different assumptions than those described below, the fair value of the underlying ordinary shares and amount of our share-based compensation expense could have differed.
Following the completion of our initial public offering, the fair value per share of our ordinary shares for purposes of determining share-based compensation is the closing price of our ordinary shares on the NYSE, as reported on the applicable grant date.
Internal use software development costs
We capitalize certain development costs incurred in connection with the development of our platform and software used in operations. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Maintenance and training costs are expensed as incurred.
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is 3 years as of December 31, 2020. We evaluate the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2019, 2020 and 2021, we capitalized software development costs of $1.5 million, $0.4 million and $0.5 million, respectively. Amortization expense for the related capitalized internally developed software for the years ended December 31, 2020 and 2021 totaled $0.9 million, $1.0 million and $0.9 million, respectively, and is included in cost of revenue in the consolidated statements of comprehensive loss.
We did not recognize any impairments to internal-use software during the years ended December 31, 2019, 2020 and 2021.
Goodwill and acquired intangible assets
Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. In accordance with ASC Topic 350, Intangible—Goodwill and other, goodwill is not amortized, but rather is subject to an impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit.
We did not recognize any impairment charges to goodwill during the years ended December 31, 2019, 2020 and 2021.
Business Combinations

When we acquire a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. This requires us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from our estimates. During the measurement period, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments will be recorded to other income, net in the consolidated statement of operations.
Recent accounting pronouncements
Please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting pronouncements.
Quantitative and qualitative disclosures about market risk
We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.
Foreign currency and exchange risk
Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds, Euros and Japanese Yen. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenues, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our results of $7.4 million and $9.5 million, for the years ended December 31, 2020 and 2021, respectively.

Interest rate risk
As of December 31, 2020 and 2021, we had cash and cash equivalents and restricted deposits of $25.4 million and $140.4 million, and short-term investments of $30.0 million and $0, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits and certificates of deposit. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We did not have any outstanding borrowings under the SVB LSA as of December 31, 2021. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.50% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.25%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Impact of inflation
While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.
Our status as an emerging growth company
Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an “emerging growth company” and have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

Item 6.  Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name and position of each of our executive officers and directors as of December 31, 2021:

Name	Age	Position
Executive Officers
Or Offer	38	Co-Founder, Chief Executive Officer and Director
Benjamin Seror	42	Co-Founder and Chief Product Officer
Jason Schwartz	50	Chief Financial Officer
Directors
Joshua Alliance	32	Director
Harel Beit-On	62	Director
Russell Dreisenstock	53	Director
Gili Iohan	46	Director
Sanju Bansal	56	Director
Tzipi Ozer-Armon	56	Director
Joe Del Preto	46	Director

Executive Officers
Or Offer founded our Company in 2009 and has served as our Chief Executive Officer and as a member of our board of directors since that time. Mr. Offer was also a founding partner at AfterDownload (acquired by IronSource) and is an active investor in a number of startups. Mr. Offer holds a B.A. in Information Technology and Marketing from The Interdisciplinary Center in Herzliya, Israel. We believe that Mr. Offer is qualified to serve on our board of directors because of the perspective and experience he brings as our Co-Founder and Chief Executive Officer.
Benjamin Seror is one of our co-founders and has served as our Chief Product Officer since September 2012. Prior to co-founding Similarweb, Mr. Seror led the design and development of several multi-screen ad networks, including Red Loop Media from December 2011 to October 2012 and Amdocs from June 2007 to January 2009.

Prior to Red Loop Media, Mr. Seror led the design and development of Causebee Ltd, a company focused on helping non-profit organizations raise money through digital means from January 2009 to December 2011. Mr. Seror holds a B.S. and M.S. in Applied Mathematics from University Paris IX (Dauphine) and ENSAE (Ecole Nationale de La Statistiques appliquee a l’economie).
Jason Schwartz has served as our Chief Financial Officer since October 2015. Prior to joining Similarweb, Mr. Schwartz served as the Chief Financial Officer at several technology companies, including Clarizen from April 2012 to October 2015, ActivePath from August 2010 to April 2012, Actimize (acquired by NICE Systems) from June 2006 to June 2010 and Cyota (acquired by RSA) from January 2005 to May 2006. Prior to those positions, Mr. Schwartz served as Vice President of Finance and Chief Financial Officer at Shopping.com beginning in March 2000 and through the company’s initial public offering in 2004. Earlier in his career, Mr. Schwartz worked at PricewaterhouseCoopers LLP from 1993 to 2000. Mr. Schwartz is a Certified Public Accountant and holds a B.S. in accounting from Yeshiva University.
Directors
Joshua Alliance has served as a member of our board of directors since October 2011. Mr. Alliance also serves as a Non-Executive director of N Brown Group plc as well as a member of the board of directors of a number of private companies, including SparkBeyond, PetsPyjamas, Woo.io and Moon Active. He has previously served as a board member of Spot.IM, where he served from June 2012 to June 2018, and WorkAngel Technology, where he served from November 2012 to its sale in July 2017. He served as Head of Innovation of N Brown Group plc from May 2015 through November 2020. Mr. Alliance received his bachelors at The University of Manchester.
Harel Beit-On has served as a member of our board of directors since June 2017. Mr. Beit-On is one of the co-founders of the Viola Group, which he co-founded in 2000, and is one of the original co-founders of Viola Ventures and the Founder of Viola Growth, where he serves as General Partner. Mr. Beit-On previously served as the Chief Executive Officer, President & Chairman of Tecnomatix, a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company from 1994 to 2005. In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million. Mr. Beit-On serves as the Chairman of the Board of Gaon Group and Gaon Holdings and has served in this role since 2013. He also serves as a board member of Playbuzz (ex.co), which he joined in October 2017, Behalf, which he joined in September 2016, and Cyberint, which he joined in June 2018. Mr. Beit-On previously served as Chairman of the Board of ECtel from 2004 to 2006, Chairman of the Board of Matomy from January 2017 to June 2018 and Chairman of the Board of Lumenis, Israel’s largest medical device company from 2007 to 2015, where he led a $150 million investment and led the company’s turnaround eventually resulting in its sale to XIO Group for $510 million in 2015. Mr. Beit-On received his B.A. in Economics from The Hebrew University of Jerusalem, where he presently serves as Chairman of the Board, and an MBA from the MIT Sloan School of Management. Mr. Beit-On is a seasoned executive with over 30 years of management leadership in the IT industry and an extensive investment and exit record.
Russell Dreisenstock has served as a member of our board of directors since March 2017. Since July 2016, Mr. Dreisenstock has served as the Head of International Investments at Naspers Ventures, partnering with entrepreneurs to build leading technology companies in high-growth markets. Mr. Dreisenstock has also served as a member of the board of directors of Movile Mobile Commerce Holdings, a platform for development of mobile content and commerce in Latin America, from September 2016 to September 2017. Mr. Dreisenstock received his CA (SA) in B.Compt. with Honors from the University of South Africa.
Gili Iohan has served as a member of our board of directors since October 2020. Ms. Iohan is currently a general partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan has served on the board of directors of Fiverr International Ltd., an Israeli online marketplace for freelancers since April 2019, and Varonis Systems, Inc., a company producing data security and insider threat detection software since April 2017. Ms. Iohan previously served as chief financial officer of Varonis Systems from 2005 to 2017. Prior to that, she was a partner at Nextage Ltd., a financial services advisory firm, and served as chief financial officer in several hi-tech companies, including SolarEdge Technologies, Inc. Ms. Iohan holds a B.A. and M.B.A. from Tel Aviv University in Israel.
Sanju Bansal joined our board of directors on June 21, 2021. Mr. Bansal is currently the CEO of Hunch Analytics, a company dedicated to harvesting newly available data sources in healthcare and education to improve provider efficiency and consumer outcomes. He also serves as a member of the board of directors of several companies, including Everquote (NASDAQ: EVER), a leading online insurance marketplace, Cvent, a cloud-based event management software provider, and Clarabridge, a customer experience technology company. Mr. Bansal formerly co-founded MicroStrategy (NASDAQ: MSTR), a worldwide provider of enterprise software platforms for business intelligence, mobile software, big data and cloud-based services. He served as MicroStrategy’s vice chairman and executive vice president until 2013, having been chief operating officer the previous 19 years. Mr. Bansal holds a B.S. in electrical engineering from MIT and an M.S. in computer science from Johns Hopkins University.
Tzipi Ozer-Armon joined our board on October 7, 2021. Ms. Ozer-Armon has served as the CEO of Lumenis, a global leader in the field of minimally-invasive clinical solutions for the surgical, ophthalmologic, and aesthetic markets. During her tenure, she has led Lumenis through a comprehensive growth and profitability turnaround, including an IPO on the Nasdaq in 2014 and successful acquisitions in 2015 and in 2020. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. Prior to that, Ms. Ozer-Armon served as Senior Vice President of Sales and Marketing at SanDisk, holding multi-billion dollars sales responsibility. She also served as VP & General Manager of MSystems, and as VP of Corporate Development at Comverse. Her career also includes four years at ATKearney, a Global Management Consulting company based in London. Ms. Ozer-Armon holds a BA magna cum laude in Economics from Tel Aviv University, an MBA majoring in Finance and Marketing, and is an AMP graduate of the Harvard Business School.
Joe Del Preto joined our board on January 13, 2022. Mr. Del Preto serves as Chief Financial Officer and Treasurer of publicly traded Sprout Social (NASDAQ: SPT) since July 2017. Prior to Sprout Social, Mr. Del Preto was the Global Controller for Groupon, Inc. and served as Vice President of Finance of Echo Global Logistics Inc. Mr. Del Preto began his career at PricewaterhouseCoopers LLP. He holds a Bachelor’s degree in Accounting from the University of Indiana, Bloomington, and is a Certified Public Accountant.

B.Compensation

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval by a simple majority will also be required, provided that:
•at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (1) the compensation committee, (2) the company’s board of directors, and (3) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with such executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer will not require the approval of the compensation committee, if (1) the amendment is approved by the chief executive officer, (2) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (3) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (1) the company’s compensation committee; (2) the company’s board of directors, and (3) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2021, was approximately $11.2 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2020 and paid during the year ended December 31, 2021). This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2021, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2021. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
•Mr. Or Offer, Co-Founder, Chief Executive Officer and Director. Compensation expenses recorded in 2021 of $387 in salary expenses and $100 in social benefits costs.
•Mr. Benjamin Seror, Co-Founder and Chief Product Officer. Compensation expenses recorded in 2021 of $329 in salary expenses and $85 in social benefits costs.
•Mr. Jason Schwartz, Chief Financial Officer. Compensation expenses recorded in 2021 of $387 in salary expenses and $98 in social benefits costs.
•Mr. Kevin Spurway, Chief Marketing Officer. Compensation expenses recorded in 2021 of $325 in salary expenses and $41 in social benefits costs.
•Mr. Ron Asher, Chief Technology Officer. Compensation expenses recorded in 2021 of $329 in salary expenses and $85 in social benefits costs.
During the year ended December 31, 2021, the Covered Executives were granted an aggregate of 65,948 restricted share units under our 2021 Share Incentive Plan, or the 2021 Plan. Additionally, the Covered Executives were granted options to purchase an aggregate of 728,500 ordinary shares, at a weighted average exercise price of $3.04 per share, under our 2012 Share Incentive Plan, or the 2012 Plan.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2021 cash bonus expenses for Mr. Or Offer, Mr. Benjamin Seror, Mr. Jason Schwartz, Mr. Kevin Spurway, and Mr. Ron Asher, as provided for in our 2021 financial statements (but due during 2022), were $467, $210, $322, $154 and $218, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for options and restricted share units granted to Mr. Or Offer, Mr. Benjamin Seror, Mr. Jason Schwartz, Mr. Kevin Spurway, and Mr. Ron Asher of $2,261, $1,698, $293, $556 and $428, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2021, will continue to be expensed in our financial statements over a four-year period during the years 2021-2024 on account of the 2021 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 per membership of the audit committee, $10,000 per membership of the compensation committee and $10,000 per membership of the nominating and governance committee, or a general committee membership fee of $10,000 for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $300,000 which shall vest annually over a period of three years (the “Initial Grant”), and on any following anniversary of their appointment or election (provided the director is still in office) with annual equity awards at a value of $200,000, or $300,000 to the chairperson of the board of directors. which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee director, who serves on a board committee, shall be granted with the Initial Grant and the Annual Grant as detailed above. The awards shall be accelerated in certain change of control events.
Employment and consulting agreements with executive officers and directors
We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days’ advance written notice to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined the applicable employment agreement) or in the event of a merger or acquisition transaction.
Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In November 2020, we began granting restricted share units, or RSUs, to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions.
Exculpation, Indemnification and Insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions (including with respect to our IPO) to the extent that these liabilities are not covered by insurance.
Equity incentive plans
2012 Incentive Option Plan
In July 2012, we adopted our incentive option plan, or the 2012 Plan, under which we have granted and may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.
Authorized Shares. The maximum number of ordinary shares available for issuance under the 2012 Plan is 10,163,019 ordinary shares.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2012 Plan. Under the 2012 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2012 Plan, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the time and vesting schedule applicable to an award, the nature and duration of restrictions as to transferability, accelerate the right to exercise an award, altering any resolution or act previously taken by the committee, and take all other actions and make all other determinations necessary for the administration of the 2012 Plan. The administrator also has the authority to terminate the 2012 Plan at any time before the date of expiration of its ten-year term.
Eligibility. The 2012 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of options and RSUs. Our non-employee service providers and controlling shareholders may only be granted options or RSUs under section 3(i) of the Ordinance, which does not provide for similar tax benefits.
Grant. All awards granted pursuant to the 2012 Plan are evidenced by an award agreement (option grant letter agreement or RSU agreement), in a form approved, from time to time, by our board of directors. The award agreement sets forth the terms and conditions of the award, including the number of shares subject to such award, vesting schedule and the exercise price, if applicable and other terms and conditions that are consistent with the 2012 Plan. A grantee shall not be required to pay any consideration for an award granted to him or her, unless determined otherwise by the administrator. Certain awards under the 2012 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. Each award will expire ten years from the date of the grant thereof.
Awards.  The 2012 Plan provides for the grant of options to purchases our ordinary shares and restricted share units, or RSUs.
Options granted under the 2012 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified share options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders).
Exercise. An award under the 2012 Plan may be exercised by providing us with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. All options will be exercised by cash or by check, or other form satisfactory to the administrator. An award may not be exercised for a fraction of a share; if any fractional shares would be deliverable upon exercise, such fraction shall be rounded up or down, to the nearest whole share.
Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2012 Plan or determined by the administrator, neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment. In the event of termination of a grantee’s employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within ninety (90) days after such date of termination, unless otherwise determined by the administrator, following which period all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2012 Plan.
In the event of termination of a grantee’s employment due to such grantee’s death or disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within six (6) months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the six-month period, following such date, will expire.

Notwithstanding any of the foregoing, if a grantee’s employment is terminated due to such grantee’s breach of his/her employment agreement (whether written or oral) including without limitation, a breach of non-compete obligations, or breach of his/her fiduciary duties towards our company as determined by the administrator, in its sole discretion, or any other termination by us for “cause” (if such term is defined otherwise in the employment agreement with the employee) or in the case that competent court or other authority resolves that such employee is not entitled to discharge compensation, all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2012 Plan.
Transactions. The 2012 Plan provides that in the event of a share split, reverse share split, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us (but not including the conversion of any convertible securities of the company or distribution of subscription rights on outstanding shares), then the number, class and kind of shares related to each outstanding award and to the number of shares reserved for issuance under the 2012 Plan, as well as the exercise price per ordinary share of each outstanding award, as applicable, shall be appropriately and equitably adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price of the options.
In the event of a distribution of dividend to shareholders on shares, the administrator may determine that RSUs grantees will receive dividend equivalent payments on outstanding RSUs, which may be paid in cash or shares at a time to be determined at the discretion of the administrator and they may either be paid at the same time as dividend payments are made to shareholders or delayed until Shares are issued pursuant to the RSU grants and may be subject to the same vesting or performance requirements as the RSUs.
The 2012 Plan provides that in the event of a merger of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on our company, then the following actions shall apply, as will be determined by the board of directors, at its sole discretion: (1) cause any outstanding award to be assumed or substituted by such successor corporation; (2) in the event the successor corporation does not assume option awards or substitute them with equivalent option awards, the administrator may instead provide the grantee the right to exercise the option awards as to all, or part of the shares underlying the option awards, including those which would not otherwise be exercisable; or (3) in the event that the successor corporation does not assume or substitute RSUs (a) provide the grantee with the full or partial vesting and accelerated expiration of RSUs or (b) cancel the RSUs to the extend remaining unvested, which cancellation may be without consideration, as determined by the administrator.
2021 Share Incentive Plan
The 2021 Share Incentive Plan, or the 2021 Plan, was adopted by our board of directors on April 6, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 1,300,000 shares plus (ii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of: (a) 5% of the total number of shares outstanding as of the end of the last day of the immediately preceding calendar year, and (b) such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur. No more than 7,000,000 ordinary shares may be issued upon the exercise of incentive stock options, or ISOs. In addition, any ordinary shares (i) underlying an award granted under the 2021 Plan or the 2012 Plan that has expired, or was canceled, terminated, forfeited, or settled in cash in lieu of issuance of ordinary shares, without having been exercised; (ii) which were part of the pool reserved for awards under the 2012 Plan but not granted as of the effective date of the 2021 Plan, or (iii) if permitted by our board of directors, tendered to pay the exercise price or withholding obligation with respect to an award under the 2021 Plan or 2012 Plan, shall automatically be available for grant of awards under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.
The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten year term.
Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.
2021 Employee Share Purchase Plan
We adopted a new 2021 Employee Share Purchase Plan, or the ESPP, effective as of May 10, 2021. We believe that the ESPP will help to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Authorized Shares. A total of 2,000,000 of our ordinary shares are available for sale under our ESPP. The number of our ordinary shares that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of (a) 1% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of Shares as may be determined by the Board and (c) 3,000,000 ordinary shares.
ESPP Administration. We expect that the compensation committee of our board of directors will administer our ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States or Israel. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.
Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase our ordinary shares under our ESPP if such employee:
•immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of ours or of any parent or subsidiary of ours; or
•holds rights to purchase ordinary shares under all employee share purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of our ordinary shares for each calendar year in which such rights are outstanding at any time.
Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our ordinary shares to our employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.
Contributions. Our ESPP will permit participants to purchase our ordinary shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.
Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our ordinary shares at the end of each offering. A participant may purchase a maximum of 700 of our ordinary shares during an offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our ordinary shares on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our ordinary shares. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, with respect to which the administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares that may be issued under the ESPP; (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights. In addition, in any such situation, the administrator may make other adjustments, including:
a. providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property;
b. providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, with appropriate adjustments as to the number and kind of shares and prices;
c. making adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
d. providing that participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and
e. providing that all outstanding rights shall terminate without being exercised.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2031, unless we terminate it sooner.

C.Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (1) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (2) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (3) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable NYSE rules) applicable to U.S. domestic issuers.

Additionally, we are a “foreign private issuer” (as such term is defined in the Securities Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NYSE corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to the nominating/corporate governance committee composition requirements. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). In addition, whereas the NYSE rules require the nominating/corporate governance committee to be composed entirely of independent directors, it is not required under the Companies Law, and as such, our board of directors will appoint the members of our nominating and corporate governance committee. As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under the NYSE rules. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to his employment agreement. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than three and no more than 11 directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:
•the Class I directors will be Joshua Alliance and Russell Dreisenstock and their terms will expire at the annual general meeting of shareholders to be held in 2022;
•the Class II directors will be Harel Beit-On, Gili Iohan, and Joe Del Preto and their terms will expire at our annual meeting of shareholders to be held in 2023; and
•the Class III directors will be Or Offer, Sanju Bansal, and Tzipi Ozer-Armon and their terms will expire at our annual meeting of shareholders to be held in 2024.

Our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. However, in the event of a contested election, the following rules will apply instead:

•the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting will be determined by our board of directors in its discretion, and
•in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors (which shall mean that the top “for” votes receiving nominees up to the number of board seats being filled in such election will be elected to the board of directors).

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association to, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number stated in our articles of association) may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors

Chairperson of the Board of Directors

Our amended and restated articles of association provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to opt out from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit and compensation committees of the board of directors. Our election to exempt our company from compliance with the external director requirements can be reversed at any time by our board of directors or in the event that a shareholder becomes a “controlling shareholder.”
Audit Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.
Listing Requirements
Under NYSE corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
Our audit committee consists of Harel Beit-On, Russell Dreisenstock, Gili Iohan, and Joe Del Preto. Harel Beit-On serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Our board of directors has determined that Harel Beit-On is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE corporate governance rules.
Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of NYSE and include:
•retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;
•pre-approval of audit and non-audit services to be provided by the independent auditors and related fees and terms;
•overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
•reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
•recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;
•reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•identifying irregularities in our business administration, by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
•reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
•establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.
Compensation Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.
Listing Requirements
Under NYSE corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.
Our compensation committee consists of Russell Dreisenstock, Gili Iohan, Tzipi Ozer-Armon, Sanju Bansal, and Joe Del Preto. Gili Iohan serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the NYSE rules, including the additional independence requirements applicable to the members of a compensation committee.
Compensation Committee Role
In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
•making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;
•reviewing the implementation of the compensation policy and periodically recommending to the board of directors any amendments or updates of the compensation policy;
•resolving whether or not to approve arrangements with respect to the compensation and terms of service of office holders; and
•exempting, under certain circumstances, transactions with our chief executive officer from the approval of the general meeting of our shareholders.
An office holder is defined in the Companies Law as a director and also a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management—Executive officers and directors” is an office holder under the Companies Law.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Companies Law and NYSE rules, which include among others:
•recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications to the committee deems appropriate, including as required under the Companies Law;

•reviewing and approving the granting of options and other incentive awards to the chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
•administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.
Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
•such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed two percent (2%) of the aggregate voting rights in the Company.
Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that, despite the objection of shareholders, approval of the compensation policy is for the benefit of the company.
If a company that initially offers its securities to the public adopts a compensation policy in advance of its initial public offering, and describes it in its Annual Report for such offering, like us, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is so adopted, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations, include provisions and matters specifically set forth in the Companies Law.
The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
•the education, skills, experience, expertise and accomplishments of the relevant office holder;
•the office holder’s position and responsibilities;
•prior compensation agreements with the office holder;
•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;
•if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and
•if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company’s goals and the maximization of its profits and the circumstances under which he or she is leaving the company.
The compensation policy must also include, among other things:
•with regard to variable components:
◦with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and
◦the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;
•a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
•the minimum holding or vesting period of variable equity-based components, while taking into consideration long-term incentives; and
•a limit to retirement grants.
Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as the person’s position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided for in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.
The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors in accordance with the amounts determined in our compensation policy.
Our compensation policy was approved by our board of directors and shareholders and became effective upon the closing of our IPO.
Nominating and Governance Committee
Our nominating and governance committee consists of Or Offer, Harel Beit-On, Sanju Bansal and Tzipi Ozer-Armon. Or Offer serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:
•overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board of directors; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our business.
As permitted by the listing requirements of NYSE, we have opted out of the requirement that the nominating/corporate governance committee be composed entirely of independent directors. The nominating and corporate governance committee is governed by a charter that is posted on our website.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (1) a holder of 5% or more of the issued share capital or voting power in a company, (2) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (3) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2021, Mrs. Sharon Cohen, CPA from Deloitte Israel & Co. is acting as our internal auditor.

Approval of Related Party Transactions under Israeli Law
Fiduciary duties of directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
•information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•all other important information pertaining to such action. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:
•refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•refrain from any activity that is competitive with the business of the company;
•refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.
Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such person has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of directors and executive officers.”
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
•an amendment to the company’s articles of association;
•an increase of the company’s authorized share capital;
•a merger; or
•interested party transactions that require shareholder approval.
In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, Insurance and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the aforementioned events and amount or criteria;
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding; and (b) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction; and
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968, or the Israeli Securities Law.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•a financial liability imposed on the office holder in favor of a third party;
•a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine, monetary sanction or forfeit levied against the office holder.
Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under the Companies Law, the insurance of office holders will not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of (i) $35 million, (ii) 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and (iii) 10% of our total market capitalization calculated based on the average closing price of our ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by one or more shareholders in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or the selling shareholders in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.Employees
Our employees are critical to our success. We aim to create an environment that is equitable and inclusive in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support and grow our business.
As of December 31, 2021, we had 926 employees, including 584 in Israel, 194 in the United States, 110 in Europe and 38 in Asia Pacific. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
Inclusion and Diversity. We aspire to be a diverse, equitable, and inclusive company where employees are empowered to bring their whole, authentic selves to work every day. At Similarweb, we believe in the people who work for us. As part of our investment in our people, we make diversity, equity, and inclusion a priority. By recognizing and celebrating our differences, we cultivate an environment that’s the right fit for every person inside of it. We have expanded our recruiting efforts at schools and job fairs focused on minorities and other diversity dimensions to create and sustain a more inclusive and diverse environment. We launched, support and are expanding our employee resource groups, which are groups of our employees that voluntarily join together based on shared characteristics, life experiences or interest around particular activities.
Corporate Social and Environmental Responsibility. Our values, rooted in trust, integrity, and collaboration, lay the foundation for our commitment to corporate social and environmental responsibility. Beyond creating exciting technologies that assist our customers in effectively competing and succeeding in their respective industries, we believe that to be truly successful, it is crucial that we do our part to improve the world for current and future generations. For us, that means we are committed to protecting our planet by minimizing our environmental impact, striving to contribute our time, talent and resources to strengthen the communities where we do business, and engaging in ethical practices.
Growth and development. We support ongoing development of our workforce with multiple learning solutions within Similarweb, providing opportunities for our employees to improve their technical and professional knowledge, better understand our business and products, and strengthen management and leadership. We provide our employees with continuous learning opportunities that allow them to evolve their career at Similarweb and grow together with us, ensuring we remain the cutting edge of digital intelligence. We leverage the knowledge and experience that exists within our employee base to build communities and enhance peer relationships through mentorship, coaching and other knowledge sharing platforms, all of which are customized to meet the needs of our business, culture, and people.
Workforce planning and retention. We provide competitive compensation and benefit packages worldwide to attract, recruit and retain a diverse and passionate workforce. We encourage open dialogue and empower our employees to share honest feedback to allow us to constantly grow and improve our business. This is an essential part of our culture. We conduct regular employee surveys to solicit feedback and assess employee satisfaction. The views expressed in the employee surveys influence our people strategy and policies. We also use employee survey information, headcount data and cost analyses to gain insights into how and where we work.

In addition to the traditional employee benefits, we offer many advantages that support the well-being and overall experience of our employee base. Acting as a global company is one of the most important pillars that our organization stands on and is the foundation of who we are and how we work together. We make sure to stay competitive in every market in which we operate and adopt local employee practices as needed. In addition, we offer our people a global and holistic employee experience through their entire life cycle: from global onboarding training to new employees, to celebration of international holidays and participation in all global events, accommodating the different cultures and perspectives. Our employees are exposed to a wide range of perspectives, opinions, and cultures, which strengthens our global community as well as helps us better support our customers from around the world.

E.Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation— Equity incentive plans.”

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this Annual Report by:
•each person or entity, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding shares;
•each of our directors and executive officers, including Or Offer, our Chief Executive Officer and the selling shareholder, individually; and
•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2021, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 74,845,441 ordinary shares outstanding as of December 31, 2021.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of share capital and articles of association—Voting rights.” Unless otherwise noted below, each shareholder’s address is 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain relationships and related party transactions.”

Name of Beneficial Owner	Number	%
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	12,908,950	17.2%
Viola Group (2)	11,926,516	15.9%
NNV Holdings B.V.(3)	11,173,265	14.9%
ICP S1, L.P. (4)	5,772,183	7.7%
Directors and Executive Officers
Joshua Alliance (5)	12,908,950	17.2%
Harel Beit-On (6)	11,926,516	15.9%
Russell Dreisenstock (7)	11,173,265	14.9%
Gili Iohan (8)	5,772,183	7.7%
Or Offer (9)	6,059,927	8.1%
Jason Schwartz (10)	770,183	1.0%
Benjamin Seror (11)	[*]	[*]
Sanju Bansal (12)	[*]
Tzipi Ozer-Armon (13)	[*]	[*]
Joe Del Preto (14)	[*]
All directors and executive officers as a group (9 persons)	48,887,293	62.4%
*Indicates ownership of less than 1%.

(1) Consists of 12,908,950 shares, which converted from preferred shares pre-IPO to ordinary shares post-IPO, held by Anglo-Peacock Nominees Limited, as nominee for Joshua Jacob Moshe Alliance. Mr. Alliance has sole voting and dispositive power over the shares. The principal business address of Anglo-Peacock Nominees Limited is Suite 1B Maclaren House, Lancastrian Office Centre, Talbot Road, Manchester, M32 0FP, United Kingdom, Attention Allan Pye.
(2) Based on information reported on a Schedule 13G filed February 14, 2022 and information available to us, represents (a) 2,217,075 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,931,736 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c ) 6,601,027 ordinary shares held by VG SW L.P. (“VG LP”); (d) 176,678 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is 12 c/o Viola Growth Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
(3) Based on information reported on a Schedule 13G filed February 14, 2022 and information available to us, represents 11,173,265 ordinary shares held by Naspers Ltd. and Prosus N.V. Prosus Ventures is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., which in turn is a wholly-owned subsidiary of MIH Internet Holdings B.V., which is a wholly-owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus Venutres is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Prosus Venutres. Naspers owns 73.4% of the voting rights of Prosus. As a result, ordinary shares of Similarweb Ltd. owned by Naspers Ltd. and Prosus N.V. may be deemed to be beneficially owned by Prosus and Naspers. Prosus is a publicly-traded limited liability company incorporated under the laws of the Netherlands. Naspers is a publicly-traded limited liability company incorporated under the laws of the Republic of South Africa. The address of Prosus N.V. is Gustav Mahlerplein 5, 1082 MS, Amsterdam, The Netherlands and the address for Naspers Ltd. is Media24 Centre 40 Heerengracht, Cape Town 8001, South Africa.
(4) Based on information reported on a Schedule 13G filed February 14, 2022 and information available to us, represents 5,772,183 ordinary shares held by ION Crossover Partners Ltd. The address is 13th Floor, Building E, 89 Medinat Hayehudim Street, Hertzliyah, Israel.
(5) Consists of shares held by Anglo-Peacock Nominees Limited. See footnote (1) above.
(6) Consists of shares held by entities affiliated with Viola Growth. See footnote (2) above.
(7) Consists of shares held by NNV Holdings B.V. Mr. Dreisenstock disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. See footnote (3) above.
(8) Consists of shares held by ICP S1, L.P. See footnote (4) above.
(9) Based on information reported on a Schedule 13G filed February 14, 2022 and information available to us, represents 3,796,106 ordinary shares held by Mr. Offer and 2,263,821 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2021.
(10) Consists of 770,183 ordinary shares issuable upon the exercise of options held by Mr. Schwartz that vest within 60 days of December 31, 2021.
(11) Consists of 276,269 ordinary shares issuable upon the exercise of options held by Mr. Seror that vest within 60 days of December 31, 2021.
(12) Consists of 0 ordinary shares issuable upon the exercise of options held by Mr. Bansal that vest within 60 days of December 31, 2021.

(13) Consists of 0 ordinary shares issuable upon the exercise of options held by Ms. Ozer-Armon that vest within 60 days of December 31, 2021.
(14) Consists of 0 ordinary shares issuable upon the exercise of options held by Mr. Del Preto that vest within 60 days of December 31, 2021.

Record Holders.

As of December 31, 2021, 74,845,441 of our ordinary shares were issued and outstanding. Based on the information provided to us by our transfer agent, approximately 36.9% of our total outstanding ordinary shares were held by 43 record holders in the United States, including Cede & Co., the nominee of The Depository Trust Company.

B.Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2021 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of Appointment

Our current board of directors consists of eight (8) directors. Pursuant to our amended and restated articles of association, which were in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors.

All rights to appoint directors and observers terminated upon the closing of the IPO; however, currently serving directors that were appointed prior to the offering are serving pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Directors and Officers

Employment Agreements. We have entered into employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.

The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days’ advance written notice to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined the applicable employment agreement) or in the event of a merger or acquisition transaction.

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In November 2020, we began granting restricted share units, or RSUs, to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our equity plans under “Management—Equity incentive plans.”

Exculpation, Indemnification and Insurance. Our amended and restated articles of association permits us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our IPO to the extent that these liabilities are not covered by insurance.

Related Party Transactions

Pursuant to the Companies Law, the audit committee has the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions. See “Board Practices—Approval of Related Party Transactions under Israeli Law.”

C.Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, restrictions under our Credit Facility and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of share capital and articles of association—Dividend and liquidation rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Israeli tax considerations—Israeli tax considerations and government programs” for additional information.

B.Significant Changes

    None.

Item 9. The Offer and Listing

A.Offer and Listing Details

Our ordinary shares commenced trading on the New York Stock Exchange on May 12, 2021 under the symbol “SMWB”. Prior to this, no public market existed for our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares commenced trading on the New York Stock Exchange on May 12, 2021

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of December 31, 2021, we had 74,845,441ordinary shares outstanding.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (1) any two or more of our directors, (2) one-quarter or more of the serving members of our board of directors or (3) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•amendments to our articles of association;
•appointment, terms of service or and termination of service of our auditors;
•appointment of directors, including external directors (if applicable);
•approval of certain related party transactions;
•increases or reductions of our authorized share capital;
•a merger; and
•the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.
The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under the law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

C.Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer (Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•2012 Incentive Option Plan (Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•2021 Share Incentive Plan (Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•2021 Employee Share Purchase Plan (Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•Compensation Policy for Officers and Directors (Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc. (Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein(Exhibit 10.8 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
•Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd. See Exhibit 14.4 for an English language summary of this lease agreement. See also Item 3.D for more information about this document.

D.Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.Taxation

Israeli Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax adviser concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to ordinary corporate tax. The current ordinary corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:
•amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
•expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion of the company; and
•the research and development is carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (or the 2011 Amendment), and as of January 1, 2017 (or the 2017 Amendment). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits under the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise as of 2017, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (1) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (2) Israeli resident individuals—20%, and (3) non-Israeli residents (individuals and corporations)—20%, subject to a reduced tax rate under the provisions of an applicable tax treaty each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

Tax Benefits under the 2017 Amendment

The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax benefits programs under the Investment Law. The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200.0 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technological Enterprise” (an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500.0 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli individual shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, and in the case of non-Israeli shareholders, 20% or such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld on dividend distributed to the company level.

Taxation of Our Shareholders

Israeli law generally imposes a capital gain tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (1) located in Israel; (2) are shares or a right to a share in an Israeli resident corporation, or (3) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company were purchased after the company was listed for trading on a stock exchange outside of Israel should generally be exempt from Israeli tax so long as the capital gains derived from the sale of shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:
(i)have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or
(ii)are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (1) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (2) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (3) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (4) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (5) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, a Treaty U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a tax treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. In the extent that the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) the withholding tax at source is at rate of 25%. However, a distribution of dividends to non-Israeli residents is subject to tax and withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable partly to income derived from a Preferred (including Preferred Technological) Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in the future in a way that will reduce shareholders’ tax liability.

However, a reduced tax rate may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred (including Preferred Technological) Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred (including Preferred Technological) Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.
Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax considerations to the U.S. Holders defined below of owning and disposing of our ordinary shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire ordinary shares. This discussion applies only to a U.S. Holder that holds our ordinary shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, any U.S. federal non-income tax considerations (such as estate or gift tax considerations), or any tax considerations relating to the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, this discussion does not address any tax considerations applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities or government organizations;
•S corporations, partnerships, or other entities or arrangements classified as partnerships or pass-throughs for U.S. federal income tax purposes (and investors therein);
•regulated investment companies or real estate investment trusts;

•persons who acquired our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons that own or are deemed to own (including by attribution) ten percent or more of our shares (by vote or value); and
•persons holding our ordinary shares in connection with a trade or business, permanent establishment, or fixed base outside the United States.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax considerations described herein - possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares who is:
(1) an individual who is a citizen or resident of the United States;
(2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
(4) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
•at least 75% of its gross income is passive income (such as interest income); or
•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).
For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the U.S. federal income tax purposes for the taxable year ending December 31, 2021. No assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the composition of our assets may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the aggregate fair market value of our assets, including goodwill and other unbooked intangibles for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including transactions we enter into in the future. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (2) the U.S. Holder (A) makes a “QEF Election” (defined below) or (B) is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the shares of, any of the foreign entities in which we may hold equity interests that also are PFICs, or lower-tier PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares by making a mark-to-market election with respect to the ordinary shares, provided that the ordinary shares are “marketable stock.” Ordinary shares will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges (such as NYSE) or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should consult its tax adviser as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares over the fair market value of the ordinary shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable stock.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower- tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder would likely continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISER REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES.

Taxation of Distributions

Subject to the discussion above under “—Passive foreign investment company rules,” distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, distributions, may be reported to U.S. Holders as dividends. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ordinary shares if we are a “qualified foreign corporation,” provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisers regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion above under “—Passive foreign investment company rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deduction for capital losses is subject to limitations. Because gains for the sale or other taxable disposition of ordinary shares will generally be treated as U.S.-source income, and subject to certain exceptions, Treasury Regulations generally preclude U.S taxpayers from claiming a foreign tax credit with respect to any non-U.S tax imposed on any on gains from dispositions of shares held as capital assets unless the tax is creditable under an applicable income tax treaty. Accordingly, your ability to claim a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. You should consult your tax adviser as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at http://www.similarweb.com. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report on Form 20-F. We also make available on our website’s investor relations page at http://ir.similarweb.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I.Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.
Foreign Currency and Exchange Risk
Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds, Euros and Japanese Yen. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry—Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenues, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our results of, $7.4 million and $9.5 million for the years ended December 31, 2020 and 2021, respectively.
Interest Rate Risk
As of December 31, 2020 and December 31, 2021, we had cash and cash equivalents and restricted deposits of $25.4 million and $140.4 million, and short-term investments of $30.0 million and $0 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits and certificates of deposit. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We did not have any outstanding borrowings under the SVB LSA as of December 31, 2021. The SVB LSA carries a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Impact of Inflation
While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Item 12.  Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
On May 12, 2021 we completed an IPO of 8,000,000 ordinary shares, out of which 7,500,000 ordinary shares were offered by the company and additional 500,000 shares were offered as a secondary transaction by the our Chief Executive Officer, and 50,531 additional ordinary shares were subsequently sold pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares, sold at an initial public offering price of $22.00 per ordinary share. The ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-255262), which was declared effective by the SEC on May 11, 2021.
The offering did not terminate until after the sale of all 8,000,000 ordinary shares registered on the registration statement, and pursuant to the offering, a sale of additional 50,531 ordinary shares sale was completed successfully. The aggregate offering price for the shares registered and sold was approximately $177 million. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc. and Jefferies LLC acted as joint book running managers of the offering and as representatives of the underwriters.
The IPO generated proceeds to us of approximately $154.5 million and $10.2 million to our Chief Executive Officer, net of underwriting discounts and commissions of approximately $11.6 and $0.8 million, respectively. We paid out of Company proceeds all of our fees, costs and expenses in connection with the IPO.
No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.
There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on May 12, 2021 pursuant to Rule 424(b).

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. [Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Harel Beit-On is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE corporate governance rules.
Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Business Conduct and Ethics is available on our website at https://ir.similarweb.com/corporate-

governance/governance-documents. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services
The consolidated financial statements of Similarweb Ltd. at December 31, 2020 and 2021, and for each the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.
The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2020	2021
	(in thousands)
Audit Fees	$475	$917
Audit Related Fees	—	—
Tax Fees	49	169
All Other Fees	5	30
Total	$529	$1,116
Audit Fees
Audit fees for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC, including fees related to the filing of our registration statement on Form F-1.
Audit Related Fees
Audit related fees for the year ended December 31, 2020 relate to services in connection with our IPO.
Tax Fees
Tax fees for the years ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.
All Other Fees
All other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.
Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F. Change in Registrant’s Certifying Accountant
None.

Item 16G. Corporate Governance
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (1) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (2) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (3) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable NYSE rules) applicable to U.S. domestic issuers.
Additionally, we are a “foreign private issuer” (as such term is defined in the Securities Act). As a foreign private issuer, we will be permitted to comply with Israeli corporate governance practices instead of the NYSE corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to the nominating/corporate governance committee composition requirements. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). In addition, whereas the NYSE rules require the nominating/corporate governance committee to be composed entirely of independent directors, it is not required under the Companies Law, and as such, our board of directors will appoint the members of our nominating and corporate governance committee. As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under the NYSE rules. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17. Financial Statements
We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay and Kasierer, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Form of Amended and Restated Articles of Association of the Registrant	F-1/A	333-255262	3.2	5/10/2021
2.1	Specimen Share Certificate	F-1/A	333-255262	4.1	5/10/2021
2.2	Description of Securities
4.1	Form of Indemnification Agreement	F-1/A	333-255262	10.1	5/10/2021
4.2	2012 Incentive Option Plan	F-1/A	333-255262	10.2	5/10/2021
4.3	2021 Share Incentive Plan	F-1/A	333-255262	10.3	5/10/2021
4.4	2021 Employee Share Purchase Plan	F-1/A	333-255262	10.4	5/10/2021
4.5	Compensation Policy for Officers and Directors	F-1/A	333-255262	10.5	5/10/2021
4.6	Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	F-1/A	333-255262	10.6	5/10/2021
4.7	Summary in English of the Lease Agreement, dated as of March 26, 2017 by and between the Registrant and Azrieli Group Ltd.	F-1/A	333-255262	10.7	5/10/2021

4.8	Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein	F-1/A	333-255262	10.8	5/10/2021
4.9	Data Supply & License Agreement, dated as of February 14, 2014, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.9	5/10/2021
4.10	Addendum No.1 to Data Supply & License Agreement, dated as of August 16, 2015, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.10	5/10/2021
4.11	Addendum No. 2 to Data Supply & License Agreement, dated as of January 10, 2017, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.11	5/10/2021
4.12	Mutual Licenses and Services Agreement, dated as of November 24, 2016, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.12	5/10/2021
4.13	Addendum No. 1 to Mutual Licenses and Services Agreement, dated as of July 22, 2019, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.13	5/10/2021
4.14	Summary in English of the Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd. .					*
8.1	List of subsidiaries of the Registrant	F-1/A	333-255262	21.1	5/10/2021	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

	101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
	101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
	101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
	101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
	104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SIMILARWEB LTD.

Date: March 25, 2022	By:	/s/ Or Offer
	Name:	Or Offer
	Title:	Chief Executive Officer

Date: March 25, 2022	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer

Similarweb Ltd.
Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Similarweb Ltd.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Similarweb Ltd. and subsidiaries (the “Company“) as of December 31, 2021 and 2020 and the related consolidated statements of comprehensive income (loss), consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2010
Tel-Aviv, Israel
March 25, 2022

Similarweb Ltd. and Subsidiaries Consolidated balance sheets U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2021

Assets
Current assets:
Cash and cash equivalents	$23,943	$128,879
Short-term investments	30,000	—
Restricted deposits	1,454	11,474
Accounts receivable, net	25,257	31,017
Deferred contract costs	5,495	8,470
Prepaid expenses and other current assets	2,096	7,847
Total current assets	88,245	187,687
Property and equipment, net	6,090	6,356
Deferred contract costs, noncurrent	6,030	9,208
Intangible assets, net	—	11,617
Goodwill	2,868	11,318
Other non-current assets	401	813
Total assets	$103,634	$226,999
Liabilities and Shareholders' (deficit) equity
Current liabilities:
Borrowings under Credit Facility	$26,853	$—
Accounts payable	4,349	11,303
Payroll and benefit related liabilities	11,022	17,969
Deferred revenue	53,145	76,676
Other payables and accrued expenses	12,987	28,199
Total current liabilities	108,356	134,147
Deferred revenue, non-current	743	2,074
Deferred rent	3,012	2,602
Other long-term liabilities	773	3,262
Total liabilities	112,884	142,085
Commitments and contingencies (Note 16)
Convertible Preferred Shares, NIS 0.01 par value 51,877,220 and 0 shares authorized as of December 31, 2020 and 2021, respectively; 50,657,042, and 0 shares issued and outstanding as of December 31, 2020, and 2021, respectively;	135,810	—
Shareholders' (deficit) equity
Ordinary Shares, NIS 0.01 par value 79,176,826 and 500,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 15,328,449 and 74,847,609 shares issued as of December 31, 2020, and 2021, respectively; 15,326,281 and 74,845,441 outstanding as of December 31, 2020 and 2021, respectively;	42	205
Additional paid-in capital	25,908	324,614
Accumulated other comprehensive income	76	160
Accumulated deficit	(171,086)	(240,065)
Total shareholders' (deficit) equity	(145,060)	84,914
Total liabilities, convertible preferred shares and shareholders' (deficit) equity	$103,634	$226,999
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of comprehensive income (loss) U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2019	2020	2021

Revenue	$70,590	$93,486	$137,668
Cost of revenue	20,512	21,417	31,752
Gross profit	50,078	72,069	105,916
Operating expenses:
Research and development	16,212	22,086	44,378
Sales and marketing	38,934	53,690	93,844
General and administrative	11,044	15,967	33,801
Total operating expenses	66,190	91,743	172,023
Loss from operations	(16,112)	(19,674)	(66,107)
Finance expenses, net	(1,137)	(1,682)	(1,891)
Loss before income taxes	(17,249)	(21,356)	(67,998)
Provision for income taxes	458	640	981
Net loss	$(17,707)	$(21,996)	$(68,979)
Deemed dividend to ordinary and preferred shareholders	$—	$(825)	$—
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.32)	$(1.58)	$(1.30)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,427,020	14,442,172	53,201,603

Net loss	$(17,707)	$(21,996)	$(68,979)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	496	(73)	84
Total other comprehensive income (loss), net of tax	496	(73)	84
Total comprehensive loss	$(17,211)	$(22,069)	$(68,895)

The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity U.S. dollars in thousands (except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	45,786,714	$96,025	13,171,157	$36	$16,254	$(347)	$(130,558)	$(114,615)
Exercise of stock options	—	—	498,130	1	588	—	—	589
Share-based compensation	—	—	—	—	2,004	—	—	2,004
Other comprehensive income	—	—	—	—	—	496	—	496
Net loss	—	—	—	—	—	—	(17,707)	(17,707)
Balance at December 31, 2019	45,786,714	96,025	13,669,287	37	18,846	149	(148,265)	(129,233)
Issuance of Preferred C Shares, net of issuance cost	4,870,328	39,785	—	—	—	—	—	—
Exercise of stock options	—	—	1,656,994	5	1,437	—	—	1,442
Share-based compensation	—	—	—	—	4,800	—	—	4,800
Deemed dividend to ordinary and preferred shareholders	—	—	—	—	825	—	(825)	—
Other comprehensive loss	—	—	—	—	—	(73)	—	(73)
Net loss	—	—	—	—	—	—	(21,996)	(21,996)
Balance at December 31, 2020	50,657,042	135,810	15,326,281	42	25,908	76	(171,086)	(145,060)
Conversion of Convertible Preferred Shares to Ordinary Shares upon initial public offering	(50,657,042)	(135,810)	50,657,042	136	135,674	—	—	135,810
Issuance of shares in relation to initial public offering, net of issuance costs	—	—	7,550,531	23	150,643	—	—	150,666
Exercise of stock options	—	—	1,311,587	4	1,218	—	—	1,222
Share-based compensation	—	—	—	—	11,171	—	—	11,171
Other comprehensive income	—	—	—	—	—	84	—	84
Net loss	—	—	—	—	—	—	(68,979)	(68,979)
Balance at December 31, 2021	—	$—	74,845,441	$205	$324,614	$160	$(240,065)	$84,914
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

	Year Ended December 31,
	2019	2020	2021

Cash flows from operating activities:
Net loss	$(17,707)	$(21,996)	$(68,979)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,777	1,964	3,167
Finance (expense) income	(51)	(202)	45
Unrealized (gain) loss from hedging future transactions	(435)	313	(23)
Share-based compensation	2,004	4,800	11,171
Provision for accrued interest on Credit Facility	51	2	(53)
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(6,008)	(6,620)	(5,132)
Increase in deferred contract costs	(873)	(5,211)	(6,127)
Decrease (increase) in other current assets	157	(249)	(5,556)
Decrease (increase) in other non-current assets	186	(272)	(412)
(Decrease) increase in accounts payable	(189)	1,295	6,631
Increase in deferred revenue	8,950	12,895	24,384
Decrease in deferred rent	(443)	(443)	(410)
Increase in other non-current liabilities	426	327	475
Increase in other liabilities and accrued expenses	2,463	9,637	13,194
Net cash used in operating activities	(9,692)	(3,760)	(27,625)
Cash flows from investing activities:
Purchase of property and equipment, net	(284)	(748)	(2,311)
Capitalized internal-use software costs	(1,522)	(387)	(502)
Decrease (increase) in restricted deposits	706	(72)	(10,020)
Decrease (increase) in short-term investments	1,579	(29,553)	30,000
Payment for business combinations, net of cash acquired	—	—	(9,507)
Purchase of intangible assets	—	—	(300)
Net cash provided by (used in) investing activities	479	(30,760)	7,360
Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting fees, commissions and other issuance costs	—	—	150,936
Proceeds from issuance of Preferred C Shares, net	—	39,785	—
Proceeds from PPP Loan	—	1,759	—
Repayment of PPP Loan	—	(1,759)	—
Proceeds from exercise of stock options	589	1,442	1,222
Repayment of Credit Facility	—	—	(56,800)
Borrowings under Credit Facility	9,800	10,000	30,000
Repayment of borrowings assumed in business combinations	—	—	(112)
Net cash provided by financing activities	10,389	51,227	125,246
Effect of exchange rates on cash and cash equivalents	51	202	(45)
Net increase in cash and cash equivalents	1,227	16,909	104,936
Cash and cash equivalents, beginning of period	5,807	7,034	23,943
Cash and cash equivalents, end of period	$7,034	$23,943	$128,879
Supplemental disclosure of cash flow information:
Interest paid	$879	$1,148	$531

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

Taxes paid	$326	$190	$468
Supplemental disclosure of non-cash financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$—	$124	$270

Schedule A : Business combinations
Working deficit, net (excluding cash and cash equivalents)			$(8,865)
Property, plant and equipment			13
Goodwill and other intangible assets			20,374
Deferred taxes, net			(2,015)
			$9,507

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

1.Organization and operations
Similarweb Ltd. (together with its subsidiaries, the “Company”) was incorporated in February 2009 under the laws of the State of Israel and commenced operations on that date. The Company provides a platform for digital intelligence, delivering a view of the digital world that empowers its customers to be competitive in their markets. The Company’s proprietary technology analyzes billions of digital interactions and transactions every day from millions of websites and apps, and turns these digital signal into actionable insights. With the Company’s platform, everyone from business leaders, strategy teams, analysts, marketers, category managers, salespeople, and investors can quickly and efficiently discover the best business opportunities, identify potential competitive threats and make critical decisions to capture market share and grow revenues.
The Company is headquartered in Tel Aviv, Israel and has various other global office locations, including the United States, the United Kingdom, Japan, France, Germany and Australia.
2.Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP“). The significant accounting policies applied in the preparation of the consolidated financial statements, are as follows:
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. As of December 31, 2020 and 2021, all of the Company’s subsidiaries are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management’s subjective judgements include, but are not limited to, revenue recognition, valuation of deferred tax assets, uncertain tax positions, internal-use software costs, share-based compensation including the determination of the fair value of the Company’s ordinary shares prior to the Company’s initial public offering, the fair value of acquired intangible assets related to business combinations and the determination of useful lives of acquired intangible assets. The Company evaluates its estimates and judgements on an ongoing basis and revises them when necessary. Actual results may differ materially under different assumptions or conditions.
Equity-method investment
Investments in companies that are not controlled but over which the Company can exercise significant influence are presented using the equity method of accounting.
Business and Asset Acquisitions
The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition in accordance with ASC 805, Business Combinations (“ASC 805”). The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets acquired and the assumed liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. The Company accounted for deferred revenue in businesses acquired during the year ended December 31, 2021 under the provisions of ASU 2021-08, Topic 805, Business Combinations – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”).

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

The Company accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

Goodwill and acquired intangible assets
Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company has determined that it has one operating segment and one reporting unit. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The Company did not record any impairment charges to goodwill during the years ended December 31, 2019, 2020 and 2021.
The estimated useful life of the Company intangible assets is as follows:

Customer relationships	3.75 years
Database	2.75 years
User panel	3 years
Developed technology	2-3 years

Property and equipment, net
Property and equipment are stated at cost, net of accumulated depreciation and amortization and accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets at the following annual rates:

Computers, software, peripheral and electronic equipment	33%
Office furniture and equipment	6%-15%
Leasehold improvements	(*)

(*)   Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Company and intended to be exercised) and their respective expected lives.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The useful life, depreciation method and residual value of an asset are reviewed on an annual basis and any changes are accounted for prospectively as a change in accounting estimate. Maintenance, repairs and minor replacements are expensed as incurred.
Impairment of long-lived assets
The carrying amounts of the Company’s long-lived assets, including property and equipment, capitalized internal-use software, intangible assets and deferred contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows the asset is expected to generate over its remaining life. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of those assets is reduced to fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the shorter useful life. There were no such impairments for the years ended December 31, 2019, 2020 and 2021.
Financial statements in U.S. dollars
The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts most of its transactions, is determined separately for each Company subsidiary and is used to measure its financial position and operating results. The functional currency of the Company is U.S. Dollars.
Transactions denominated in foreign currencies are initially recorded by the Company at their respective functional currency exchange rates prevailing at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are re-measured at the prevailing functional currency spot rate of exchange as of the reporting date in accordance with ASC Topic 830, Foreign currency matters. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in foreign currencies are recorded in finance income (expenses), net.
Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.
Cash and cash equivalents
Cash equivalents consist of unrestricted investments in highly liquid short-term instruments with original maturities of three months or less when purchased and are presented at cost. As of December 31, 2020 and 2021, cash and cash equivalents consist primarily of cash and bank deposits. Interest is accrued as earned.
Short-term investments
Short-term investments consist of bank deposits with an original maturity of more than three months from the date of acquisition and have current maturities of less than one-year from the balance sheet date. These deposits are presented at cost including accrued interest.
Restricted deposits
Restricted deposits are primarily invested in certificates of deposit, which mature within one year and are used as security for the Company’s office leases or other financial commitments.
Accounts receivable
Accounts receivable includes billed and unbilled receivables. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.
Deferred contract costs
The Company accounts for costs to obtain revenue contracts in accordance with ASC Topic 340-40, Other assets and deferred costs (“ASC 340”).
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. The Company determined the period of benefit by taking into consideration the length of its customer contracts, its technology lifecycle, and other factors. Amounts expected to be recognized in excess of one year of the balance sheet date are recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is recorded in sales and marketing expense within the accompanying consolidated statement of operations. The Company has elected to apply the practical expedient allowed by ASC Topic 606, Revenue from contracts with customers (“ASC 606”) according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.
Capitalized internal-use software costs
The Company capitalizes certain development costs incurred in connection with the development of its platform and software used in operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Maintenance and training costs are expensed as incurred.
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is three years as of December 31, 2021. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2019, 2020 and 2021, the Company capitalized software development costs of $1,522, $387 and $502 respectively. Amortization expense for the related capitalized internal-use software for the years ended December 31, 2019, 2020 and 2021 totaled $923, $1,006 and $864, respectively, and is included in cost of revenue in the consolidated statements of comprehensive income (loss).
The Company did not recognize any impairments to internal-use software during the years ended December 31, 2019, 2020 and 2021.
Convertible preferred shares
Prior to the Company’s initial public offering, under the Company's Articles of Association, there were certain events considered as Deemed Liquidation events, that would constitute a redemption event outside of management’s control. In such events, any proceeds and assets available for distribution to the shareholders therefrom would have been distributed in accordance with the liquidation rights set forth in Note 12 below. Accordingly, the convertible preferred shares were presented in the respective period outside of permanent equity of the accompanying consolidated balance sheets.
Initial Public Offering
On May 11, 2021, the Company completed its initial public offering (“IPO”), pursuant to which it issued and sold 7,500,000 Ordinary Shares at an offering price of $22.00 per share, and an additional 50,531 Ordinary Shares upon the exercise of the underwriters’ option to purchase additional shares. The Company received aggregated proceeds of $150,666 net of underwriting discounts and commissions of $11,627 and other issuance costs of $3,819.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Immediately prior to the closing of the IPO, 2,500,000 Preferred A-1 Shares, 5,051,000 Preferred A-2 Shares, 3,929,000 Preferred A-3 Shares, 6,599,000 Preferred A-4 Shares, 1,247,000 Preferred A-5 Shares, 465,000 Preferred A-6 Shares. 4,672,000 Preferred A-7 Shares, 5,267,000 Preferred A-8 Shares, 4,601,230 Preferred A-9 Shares. 3,151,596 Preferred A-10 Shares, 8,303,888 Preferred B Shares and 4,870,328 Preferred C Shares were converted to Ordinary Shares.
Prior to the IPO, deferred offering costs, which consist primarily of accounting, legal and other fees related to our IPO, were capitalized within other assets, non-current in the consolidated balance sheets. Upon the consummation of the IPO, $3,819 of deferred offering costs were reclassified into shareholders’ equity and offset against the IPO proceeds.
Revenue recognition
The Company generates revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing its cloud-based digital intelligence solutions and other subscription-based solutions, such as application programming interface (“API”) access, all of which include routine customer support. The Company‘s subscriptions agreements are typically offered on an annual and multi-year basis and are renewable thereafter. For multi-year agreements, the Company generally invoices customers at the beginning of each annual period. The Company sells its products directly to its customers utilizing its website, direct sales force and distribution partners.
Subscription service arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations or any other right of return.
The Company recognizes revenue in accordance with ASC Topic 606 and determines revenue recognition through the following steps:
1.Identification of the contract, or contracts, with a customer;
The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.
2.Identification of the performance obligations in the contract;
Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct (i.e., the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company) and are distinct in the context of the contract (i.e., the transfer of the products and services is separately identifiable from other promises in the contract).
For SaaS subscriptions, the Company provides access to its cloud-based software, without providing the customer with the right to take possession of its software, which the Company considers to be a single performance obligation. Other subscription-based solutions provide the customer with API access or other recurring reports, which are generally contracted for the same service period as the SaaS subscription.
3.Determination of the transaction price;
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 60 days of invoice. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its products and services, not to receive financing from its customers or to provide customers with financing. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of refund in its contracts.
4.Allocation of the transaction price to the performance obligations in the contract;
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”). When a contract includes multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer, the Company accounts for those performance obligations as a single performance obligation.
5.Recognition of revenue when, or as, the performance obligations are satisfied.
Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services. SaaS subscription and other subscription revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that the service is made available to the customer. Payments received in advance of services being rendered are recorded as deferred revenue.
Unbilled accounts receivable represents revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of December 31, 2020 and 2021, the unbilled accounts receivable included within accounts receivable, net were immaterial.
Deferred revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. The Company generally invoices customers in annual installments. Deferred revenue are influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the quarter.
Deferred revenue that will be recognized during the succeeding twelve-month period are recorded as short-term deferred revenue and the remaining portion is recorded as deferred revenue, non-current.
During the years ended December 31, 2019, 2020 and 2021, the Company recognized revenue of $31,451, $40,942 and $53,145, respectively, which was included in the deferred revenue balances at the beginning of each respective period.
Remaining performance obligation
The Company’s remaining performance obligations are comprised of subscription revenue not yet delivered. As of and December 31, 2021, the aggregate amount of transaction price allocated to remaining performance obligations was $137,531, which consists of both billed consideration of $78,750, and unbilled consideration in the amount of $58,781, respectively, that the Company expects to recognize as revenue.
The Company expects to recognize 87.6% of its remaining performance obligations as of December 31, 2021, as revenue during the year ending December 31, 2022, and the remainder thereafter.
Cost of revenue
Cost of revenue primarily consists of costs related to supporting the Company’s cloud-based platform and solutions and include personnel related costs for employees principally responsible for data acquisition, production, engineering, advisory and technical customer support. In addition, cost of revenue includes third-party service provider costs to the cloud infrastructure provider for hosting the Company’s platform, third-party data providers, amortization of internal-use software and intangible assets and allocated overhead costs.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Research and development
Research and development costs include personnel-related costs associated with the Company’s engineering, data science, product and design teams as well as consulting and professional fees for third-party development resources, third-party licenses for software development tools and allocated overhead costs. Research and development are generally expensed as incurred.
Advertising expenses
Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2019, 2020 and 2021 amounted to $888, $1,093 and $8,686 , respectively.
Post-employment benefits
The Company accounts for employee related obligations in accordance with ASC Topic 715, Compensation—retirement benefits. Pursuant to Israel’s Severance Pay Law, Company employees in Israel are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, 1963. Accordingly, the Company is required to contribute, on a monthly basis, an amount equal to 8.33% of each employee’s monthly salary to individual accounts held with insurance companies for the benefit of each employee. These contributions release the Company from any future statutory severance payments. The related obligation and amounts deposited on behalf of such obligation are not recorded on the consolidated balance sheets, as they are legally released from obligation to employees once the deposit amounts have been paid. Severance pay expenses for the years ended December 31, 2019, 2020 and 2021 amounted to approximately $2,043, $2,436 and $4,096,respectively.
The Company’s subsidiary maintains a defined contribution plan covering all of its employees in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”). Employees may elect to contribute up to 50% of their pretax salaries to the 401(k) Plan, but generally not greater than $18 per year (and an additional amount of $6 for employees aged 50 and over), through salary deferrals, subject to statutory limits. The Company matches 100% of employee contributions to the 401(k) Plan up to a limit of 4% of the employees’ eligible compensation. For the years ended December 31, 2019, 2020 and 2021 , the Company recorded expense for matching contributions to the plan that amounted to $212, $395 and $656, respectively.
Leases
The Company leases office facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within other current liabilities.
Share-based compensation
The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—stock compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its share options awards granted to employees, directors, and non-employees, whereas the fair value of restricted share units (“RSU”) is based on the closing market value of the underlying shares at the date of grant and the fair value of the Employee Share Purchase Plan (“ESPP”) is based on the Monte-Carlo Simulation. The determination of the grant date fair value using an option-pricing model is affected by highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the expected term of the share option, the expected volatility of the price of the Ordinary Shares, risk-free interest rates, and the expected dividend yield of the Ordinary Shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. Share-based compensation is recognized on a straight-line basis over the requisite service period, including awards with graded vesting and no additional conditions for vesting other than service conditions which is generally four years. The Company recognizes forfeitures as they occur.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Income taxes
The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes (“ASC 740”), using the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect for the years in which those tax assets are expected to be realized or settled.
The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent the Company believes any amounts are more likely than not to be unrealized, the Company records a valuation allowance to reduce its deferred tax assets. The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company’s net deferred tax assets have been fully offset by a valuation allowance. If the Company subsequently realizes or determines it is more likely than not that it will realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.
ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company classifies interest related to unrecognized tax benefits in the provision for income taxes.
The provision for income taxes is comprised of the current tax liability and deferred taxes.
Net loss per share attributable to ordinary shareholders
The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of Ordinary Shares, on a pro-rata basis assuming conversion of all convertible preferred shares into Ordinary Shares. Those participating securities did not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.
The Company’s basic net loss per share is calculated by dividing net loss attributable to Ordinary Shareholders by the weighted-average number of Ordinary Shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive Ordinary Shares are anti-dilutive.
Provisions
The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450“). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Hedge accounting
The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks, primarily the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S Dollar that are associated with forecasted future cash flows and certain existing assets and liabilities for up to twelve months. The Company’s primary objective in entering into such contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not use derivative instruments for trading or speculative purposes. Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, Derivative and Hedging (“ASC 815”). The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of comprehensive income (loss) to which the derivative relates. Derivative instruments that hedge the exposure to variability in the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in finance income or expense in the consolidated statements of comprehensive income (loss).
Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. The changes in the fair value of these derivatives are recorded, as incurred, in finance expense, net in the consolidated statement of comprehensive income (loss).
Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.
Fair value measurement
The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, Fair Value Measurement (“ASC 820”). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.
ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
•Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
•Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.
•Level 3: Unobservable inputs are used when little or no market data is available.
Financial instruments consist of cash equivalents, restricted deposits, accounts receivables, derivative financial instruments, accounts payables, and accrued liabilities. Derivative financial instruments are stated at fair value on a recurring basis. Cash equivalents, short-term investments, restricted deposits, account receivables, account payables, and accrued liabilities are stated at their carrying value and are approximated at fair value.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted deposits, accounts receivable, and derivative instruments. For cash and cash equivalents, short-term investments and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

consolidated balance sheets exceed federally insured limits.  For derivative instruments, the Company is exposed to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. Cash and cash equivalents, short-term investments and restricted deposits are maintained, and derivative instruments are transacted, with high-credit-quality financial institutions in the United States, Australia, England, France, Israel and Japan. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
The Company’s accounts receivables are principally derived from sales to a wide range of customers. The Company does not generally require collateral from its customers and substantially all of its accounts receivables are unsecured. The Company provides an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each account. To date, the Company has not experienced any material losses on its accounts receivables. The risk of collection associated with accounts receivables is mitigated by the diversity and number of customers. The allowance of doubtful accounts was immaterial for the years presented.
No single customer accounted for more than 10% of total revenue for the years ended December 31, 2019, 2020 and 2021. No single customer accounted for more than 10% of accounts receivable as of December 31, 2020 and 2021.
Segment reporting
In accordance with ASC Topic 280, Segment Reporting, the Company determined it operates in a single operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.
Recently adopted accounting pronouncements
As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act (the "JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards. The Company have elected to use extended transition periods permissible under the JOBS Act while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (“ASU 2017-12”), which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The guidance also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The Company adopted ASU 2017-12 as of January 1, 2021 and the adoption did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The Company adopted the guidance as of January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20, Debt—Debt with Conversion and Other Options (“ASC 470”) and ASC subtopic 815- 40, Hedging—Contracts in Entity’s Own Equity (“ASC 815”). The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and convertible debt instruments issued with

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

substantial premiums for which the premiums are recorded as paid-in capital. The Company adopted the guidance as of January 1, 2021 and the adoption did not have a material impact on the Company consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The Company early adopted the standard in 2021 and applied the guidance to all business combinations occurred during the year ended December 31, 2021.
Recently issued accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which would require lessees to record all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The Company plans to early adopt the guidance starting January 1, 2022 using a modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. The Company expects to elect certain practical expedients permitted under the transition guidance within the new guidance, which allows it to carry forward the historical accounting relating to lease identification and classification for existing leases upon adoption. The Company also expects to elect not to record leases with an initial term of 12 months or less on its consolidated balance sheets. The Company expects to elect not to separate lease and non-lease components for all classes of underlying assets. While the adoption remains in progress, the Company expects that the adoption will result in the recognition of operating lease right of use assets and operating lease liabilities that were not previously recognized, which will increase total assets and liabilities on its consolidated balance sheets of approximately $37,216 and $40,070, respectively and decrease in deferred rent and deferred credit in amounts of $430 and $2,424, respectively. In addition, a material portion of the Company’s leases are denominated in currencies other than the U.S. Dollar, mainly in NIS. As a result, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The Company has elected to early adopt ASU 2016-13 on January 1, 2022 and it expects that the adoption will not have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for fiscal years beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not impact net loss, changes in the convertible preferred shares and shareholder’s (deficit) equity or cash flows.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.Business Combinations
Acquisition of Embee Mobile
In November 2021, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Embee Mobile Inc. (“Embee”), a company incorporated under the laws of the United States. Embee is a mobile insights provider and market leader in mobile audience analytics, consumer panel and mobile sampling. The purchase consideration included a cash amount of $9,060, subject to customary closing adjustments and additional contingent consideration payments to shareholders of Embee in the aggregate amount of up to $8,300, to be paid over a two-year period, subject to the achievement of certain milestones. The assets and liabilities and the results of the operations of Embee were consolidated in the Company’s consolidated financial statements commencing the date of the acquisition. The fair value of the contingent consideration as of the acquisition date was $7,079 and is measured based on estimated future cash outflows, based upon the probabilities-weighted fair values of multiple discounted cash flow analysis. The extent to which the actual contingent consideration payment differs from the probability-weighted analysis will result in adjustments to this liability in future periods. The contingent consideration was classified as a liability, and as a result was measured at fair value as of the acquisition date and will be remeasured to fair value on each subsequent reporting date until the contingency is settled (Level 3 withing fair value hierarchy). In addition, the Company shall pay an amount up to $2,500 for the retention of employees for a period of one to two years following the acquisition, these payments will be expensed over the requisite service period and are included in the purchase consideration in accordance with ASC 805.

The preliminary fair value of the assets acquired and liabilities assumed for Embee’s acquisition were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition is subject to change

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

as the Company obtains additional information during the respective measurement period up to one year from the acquisition date. The following summarizes the purchase price allocation of Embee’s acquisition:

Consideration	Fair Value
Total Consideration	$16,139
Less: Cash acquired	(53)
Total consideration, net of cash acquired	$16,086

Identifiable assets and liabilities assumed
Accounts receivables	$617
Other current assets	89
Deferred commissions	26
Property and equipment	13
Technology (1)	497
User panel (2)	11,202
Goodwill (3)	8,015
Trade payables	(323)
Deferred tax liabilities, net	(2,015)
Deferred revenues	(307)
Other liabilities assumed	(1,728)
Total identifiable assets acquired, net of liabilities assumed	$16,086
(1) In assessing the value of the technology, the Company used an income approach method. The technology’s economic useful life is estimated at approximately 2 years and will be amortized using the straight-line method.
(2) In assessing the value of the user panel, the Company used a cost approach. The user panel’s economic useful life is estimated at approximately 3 years and will be amortized using the straight-line method.
(3) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the     acquisition. The Company estimates that the goodwill is non-deductible for tax purposes in the United States.
The Company incurred approximately $197 of expenses in relation to the acquisition, which were recorded under general and administrative expenses for the year ended December 31, 2021.
Pro forma results of operations related to the Embee acquisition have not been presented because they are not material to the Company’s consolidated financial statements.
Acquisition of SimilarTech Assets
In April 2021, the Company entered into an agreement pursuant to which it acquired the business and certain assets and liabilities of SimilarTech Ltd., a related party (“SimilarTech”), which provides web technologies insights and analysis, for a total consideration of $500. In addition, the Company shall pay an amount up to $1,000 for the

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

retention of employees for a period of 9 months following the acquisition, These payments are expensed over the requisite service the acquisition is considered a business combination in accordance with ASC 805.
As a result of the acquisition, the Company recognized total intangible assets of $225 and goodwill in the amount of $435. As of the acquisition date, the Company recognized net tangible liabilities of $160 in its consolidated balance sheets.
Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two to four years.
Other asset acquisitions
During 2021, the Company acquired certain technology and data assets to strengthen its data edge. These acquisitions were not financially significant individually or in the aggregate. Each of these transactions did not meet the definition of business combinations and were therefore accounted for as asset acquisitions. The total consideration paid during the year ended December 31, 2021 for these asset acquisitions was $300.

4.Fair value measurement
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3
Financial assets:
Short-term investments	$—	$30,000	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	77	—
Foreign currency contracts not designated as hedge instruments, included in prepaid expenses and other current assets	—	(22)	—
Total financial assets	$—	$30,055	$—

	December 31, 2021
	Level 1	Level 2	Level 3
Financial assets:
Short-term investments	$—	$—	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	160	—
Foreign currency contracts not designated as hedge instruments, included in prepaid expenses and other current assets	—	1	—
Contingent consideration in relation to business combinations	—	—	$7,079
Total financial assets	$—	$161	$7,079

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.Prepaid expenses or other current assets
Prepaid expenses or other current assets consist of the following:

	December 31,
	2020	2021

Receivables from government authorities	$488	$1,029
Prepaid expenses	1,156	2,264
Fair value of future hedging transactions	55	161
Contingent consideration held in escrow	—	3,800
Other	397	593
Total prepaid expenses and other current assets	$2,096	$7,847

6.Deferred contract costs
The following table summarizes deferred contract costs activity:

	December 31,
	2020	2021

Balance at the beginning of the year	$6,314	$11,525
Capitalization of deferred contract costs	9,724	13,350
Amortization of deferred contract costs	(4,513)	(7,197)
Balance at the end of the year	$11,525	$17,678

7.Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2020	2021

Computers and peripheral equipment	$3,114	$4,922
Office furniture and equipment	1,192	1,344
Electronic equipment	226	228
Leasehold improvements	4,058	4,434
Capitalized internal-use software costs	4,868	5,370
Total property and equipment	13,458	16,298
Less: accumulated depreciation and amortization	(7,368)	(9,942)
Total property and equipment, net	$6,090	$6,356

Depreciation and amortization expenses amounted to $1,841, $1,982 and $2,567 for the years ended December 31, 2019, 2020 and 2021, respectively.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In connection with the termination of its Israel office lease (see Note 16), the Company accelerated the depreciation of certain leasehold improvements, furniture, equipment and electronic equipment until the anticipated disposal date in May 2022. The total additional depreciation expenses amounted to $455 for the year ended December 31, 2021,

8.Goodwill and Intangible assets, net
Goodwill
The following table represents the changes to goodwill:

Carrying Amount

Balance as of December 31, 2020	$2,868
Additions from acquisitions	8,450
Balance as of December 31, 2021	$11,318
Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,	Weighted- Average Remaining Useful Life
	2021
Developed technology	$797	2.21
Customer relationships	17	3.00
Database	208	1.96
User panel	11,202	2.87
Total intangible assets	12,224	2.51
Less: accumulated depreciation and amortization	(607)
Total intangible assets, net	$11,617

Depreciation and amortization expenses amounted to $607 for the year ended December 31, 2021. As of December 31, 2021, the expected future amortization expenses for the intangible assets are as follows:

Years ending December 31,
2022	$4,163
2023	4,132
2024	3,322
Total	$11,617

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

9.Other payables and accrued expenses
Other payables and accrued expenses consist of the following:

	December 31,
	2020	2021

Governmental authorities	$7,602	$13,717
Accrued expenses	4,694	5,957
Contingent consideration related to business combinations	—	7,079
Other	691	1,446
Total other payables and accrued expenses	$12,987	$28,199

10.Credit facility and loans
Leumi credit facility
The Company had a Loan and Security Agreement with Bank Leumi le-Israel B.M. (the “Leumi Credit Facility”), which, as amended, consisted of a revolving credit facility in the aggregate amount of up to $35,000. As of December 31, 2020, the borrowing base of the Leumi Credit Facility was computed based on an advance multiplier of 400% multiplied by the Company’s aggregate monthly recurring revenues (“MRR”), as defined. Outstanding borrowings under the Leumi Credit Facility bear interest, payable on a monthly basis, at a rate of LIBOR plus 4% per annum.
The Company was charged a fee of 0.5% per annum on amounts available for draw that were undrawn under the Leumi Credit Facility.
The Leumi Credit Facility contained financial covenants which required the Company to (i) maintain certain minimum cash and cash equivalents balances, (ii) achieve certain quarterly MRR growth targets, and (iii) not deviate by more than negative 20% from the actual operating profit/loss as provided to the lender. As of December 31, 2020, the Company was in compliance with all of its financial covenants under the Leumi Credit Facility.
Substantially all of the Company’s assets were pledged as collateral under the Credit Facility.
As of December 31, 2020, the Company had drawn $26,800 available under the Leumi Credit Facility. The term of the Leumi Credit Facility expired on December 31, 2020, and was fully repaid in January 2021, in accordance with the Loan and Security Agreement.
SVB credit facility
In December 2020, the Company entered into a new Loan and Security Agreement with Silicon Valley Bank (the “SVB Credit Facility”), which included a revolving credit line facility in the aggregate amount of up to $75,000 (the “Revolving Line”). The borrowing base of the SVB Credit Facility is computed based on advance multiplier of 600% multiplied by the Company’s aggregate monthly recurring revenues less the net retention rate, as defined.
Outstanding borrowings under the SVB Credit Facility bear interest, payable on a monthly basis, at a rate equal to the greater of 3.50% per annum or 0.25% over the prime rate reported in the Wall Street Journal. The Company is charged a fee of 0.3% per annum on amounts available for draw that are undrawn under the SVB Credit Facility (“Availability Amount”).
The SVB Credit Facility is subject to certain financial covenants, including that the Company maintain liquidity of at least $35,000. Liquidity for this purpose is the sum of (i) the aggregate amount of the Company’s unrestricted and unencumbered cash and cash equivalents and (b) the Availability Amount as described above.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The SVB Credit Facility is secured by substantially all of the Company’s assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates.
During 2021, the Company had drawn $30,000 under the SVB Credit Facility, which were repaid during the year. As of December 31, 2021, the Company had no outstanding debt under the SVB Credit Facility and was in compliance with all of its financial covenants under the SVB Credit Facility.
PPP loan
In May 2020, the Company entered into a loan agreement with Bank Leumi USA as part of the US government’s Paycheck Protection Program to provide economic relief as a result of the COVID-19 pandemic (the “PPP Loan”). The PPP Loan, in the principal amount of $1,759, together with the accrued interest thereon, was to be repaid in 18 equal installments beginning in December 2020. The fixed interest rate on the PPP Loan was 1% per year. The Company fully repaid the PPP Loan including all accrued interest thereon in December 2020.
11.Derivatives and hedging
During 2020 and 2021, the Company entered into forward and cylinder contracts to hedge certain forecasted NIS denominated payroll payments against exchange rate fluctuations of the U.S. dollar, for a period of up to twelve months. The fair value of future hedging transactions is included in other current assets or other payables and accrued expenses, as appropriate. The Company recorded the cash flows associated with these derivatives under operating activities.
The gross notional amounts of the Company’s foreign currency contracts are denominated in NIS and GBP. The notional amounts of outstanding foreign currency contracts in U.S. dollars are as follows:

	December 31,
	2020	2021

Derivatives designated as hedging instruments	$82	$1,817
Derivatives not designated as hedging instruments	1,978	76
Total	$2,060	$1,893

During the years ended December 31, 2019, 2020 and 2021, gains (losses) related to designated hedging instruments were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These gains (losses) were recorded in the consolidated statements of comprehensive income (loss), as follows:

	December 31,
	2019	2020	2021

Cost of revenue	$36	$81	$(10)
Research and development	143	233	(38)
Sales and marketing	105	182	(18)
General and administrative	49	82	(10)
Total	$333	$578	$(76)

During the years ended December 31, 2019, 2020 and 2021, the Company recorded gains (losses) related to non-designated hedging instruments in the amount of $387, $15 and $(6), respectively, which are classified as finance expenses, net in the consolidated statements of comprehensive income (loss).

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

12.Convertible preferred shares and shareholders’ (deficit) equity
Upon completion of the IPO, all 50,657,042 outstanding convertible preferred shares were automatically converted into an equivalent number of Ordinary Shares on a one-to-one basis and their carrying value of $135,810 was reclassified into shareholders’ equity. As of December 31, 2021, there were no convertible preferred shares issued and outstanding.
The Company’s authorized, issued and outstanding convertible Preferred Shares and Ordinary Shares capital as of December 31, 2020 and 2021 consisted of the following:

	December 31, 2020
	Number of Shares Authorized	Number of Shares Issued	Number of Shares Issued and Outstanding	Par Value	Carrying Value	Liquidation Preference
Ordinary Shares, NIS 0.01 par value	79,176,826	15,328,449	15,326,281	$42	$—	$—
Preferred A-1 Shares, NIS 0.01 par value	2,500,000	2,500,000	2,500,000	7	94	150
Preferred A-2 Shares, NIS 0.01 par value	5,051,000	5,051,000	5,051,000	13	364	545
Preferred A-3 Shares, NIS 0.01 par value	3,929,000	3,929,000	3,929,000	10	422	790
Preferred A-4 Shares, NIS 0.01 par value	6,599,000	6,599,000	6,599,000	17	1,815	2,722
Preferred A-5 Shares, NIS 0.01 par value	1,247,000	1,247,000	1,247,000	3	150	224
Preferred A-6 Shares, NIS 0.01 par value	465,000	465,000	465,000	1	93	140
Preferred A-7 Shares, NIS 0.01 par value	4,672,000	4,672,000	4,672,000	12	3,387	5,081
Preferred A-8 Shares, NIS 0.01 par value	5,267,000	5,267,000	5,267,000	14	7,990	11,985
Preferred A-9 Shares, NIS 0.01 par value	4,601,230	4,601,230	4,601,230	12	15,000	22,500
Preferred A-10 Shares, NIS 0.01 par value	3,151,596	3,151,596	3,151,596	8	20,000	30,000
Preferred B Shares, NIS 0.01 par value	8,303,888	8,303,888	8,303,888	24	46,710	62,346
Preferred C Shares, NIS 0.01 par value	6,090,506	4,870,328	4,870,328	15	39,785	66,000
Total Shares	131,054,046	65,985,491	65,983,323	$178	$135,810	$202,483

	December 31, 2021
	Number of Shares Authorized	Number of Shares Issued	Number of Shares Issued and Outstanding	Par Value	Carrying Value	Liquidation Preference
Ordinary Shares, NIS 0.01 par value	500,000,000	74,847,609	74,845,441	$205	$—	$—
Total Shares	500,000,000	74,847,609	74,845,441	$205	$—	$—

Voting rights
The Ordinary Shares carry voting rights equal to one vote per share.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Dividends
Any dividends that are declared and distributed are payable to the shareholders in proportion to the number of shares then held by them.
Under Israeli law, a company may declare dividends only out of retained earnings or earnings over the two most recent fiscal years, whichever is higher, provided that the company reasonably believes that the dividend will not render it unable to meet its current or foreseeable obligations when due.
Increase in authorized capital
In October 2020, the Company approved an increase in its authorized Ordinary Share capital of 7,866,574 shares.
In April 2021, the Company approved an increase in its authorized Ordinary Share capital to a total authorized shares of 500,000,000 Ordinary Shares.
Issuance of Preferred C Shares
In October 2020, the Company entered into a share purchase agreement pursuant to which the Company issued to the purchasers an aggregate 4,870,328 Preferred C Shares at a price of $8.213 per share for total gross consideration of $40,000, net of issuance expenses of $215 (the “Preferred C Financing”).
Secondary transactions
During the years ended December 31, 2019 and 2020, the Company facilitated several secondary transactions, in which certain employees and shareholders, sold a portion of their Ordinary Shares and Preferred Shares to other shareholders. The Company recorded share-based compensation expenses for the amount realized by the employees in excess of the estimated fair value of their respective shares. In addition, the Company recorded a deemed dividend for the amount paid to other shareholders, in excess of the estimated fair value of their respective shares. The total amount resulted in $60 and $2,109 of incremental share-based compensation expense for the year ended December 31, 2019 and 2020, respectively, and $0 and $825 of deemed dividend for the years ended December 31, 2019 and 2020, respectively. In 2021, there were no secondary transactions that were facilitated by the Company.
13.Share equity incentive plans
In 2010, the Company's Board of Directors approved a Share Option Plan (“the 2010 Plan“), pursuant to which incentive and nonqualified stock options were able to be granted to employees, officers, directors, consultants and other service providers of the Company. In 2012, the Company's Board of Directors approved an Equity Incentive Plan (“the 2012 Plan“), pursuant to which, as amended, incentive and nonqualified stock options and restricted share units (“RSUs”) may be granted to employees, officers, directors, consultants and other service providers of the Company or its subsidiaries. The Company reserved an aggregate amount of 17,339,974 shares for issuance under the 2010 Plan and the 2012 Plan, as amended.
In April 2021, the Company’s board of directors approved the 2021 Share Incentive Plan (the “2021 Plan”) which became effective, following shareholder approval, in connection with the Company’s IPO. The Company reserved an aggregate amount of 1,300,000 shares for issuance under the 2021 Plan. The 2021 Plan provides for an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, and (ii) such smaller amount of shares as is determined by the board of directors, if so determined prior to the January 1st of the calendar year in which the increase will occur.
In addition, any ordinary shares (i) underlying an award granted under the 2021 Plan or the 2012 Plan that has expired, or was canceled, terminated, forfeited, or settled in cash in lieu of issuance of ordinary shares, without having been exercised; (ii) which were part of the pool reserved for awards under the 2012 Plan but not granted as of the effective date of the 2021 Plan, or (iii) if permitted by the board of directors, tendered to pay the exercise price or withholding obligation with respect to an award under the 2021 Plan or 2012 Plan, shall automatically be available for grant of awards under the 2021 Plan.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The 2010 Plan, 2012 Plan and 2021 Plan are administered by the Company’s board of directors (the “Plan Administrator”). The Plan Administrator determines the exercise price and vesting schedules for share options and RSUs granted under the plans on the date of grant. Share options and RSU grants generally vest over a four-year period and generally have contractual terms of ten years.
The following table summarizes share option activity for the years ended December 31, 2020 and 2021 :

	December 31,
	2020			2021

	Number of Options	Weighted-Average Exercise Price	Weighted- Average remaining Contractual Term (in years)	Number of Options	Weighted-Average Exercise Price	Weighted- Average remaining Contractual Term (in years)

Outstanding at the beginning of the year	9,887,125	$1.77	6.40	9,874,165	$1.99	6.83
Granted	2,581,893	2.56	—	1,708,500	3.71	—
Exercised	(1,656,994)	0.87	—	(1,301,233)	0.94	—
Forfeited	(937,859)	3.22	—	(300,038)	3.71	—
Outstanding at the end of the year	9,874,165	$1.99	6.83	9,981,394	$2.37	6.65
Exercisable at the end of the year	5,624,558	$1.58	5.30	6,150,329	$1.99	5.54

The weighted-average grant-date fair value of options granted was $4.39 and $10.34 per share for the years ended December 31, 2020 and 2021, respectively.
The fair value of these options was estimated on the grant date based on the following assumptions:

	December 31,
	2019	2020	2021

Volatility	50%	50%	60%
Expected term in years	6.25	6.25	6.25
Risk-free interest rate	1.55%-2.54%	0.12% - 1.47%	0.55% -0.92%
Estimated fair value of underlying ordinary shares	2.17-3.44	3.34 - 7.6	12.92- 24.08
Dividend yield	0%	0%	0%

Expected volatility – The Company performed an analysis of its peer companies with similar expected lives to develop an expected volatility assumption.
Expected term – The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Risk-free interest rate – Based upon market quoted market yields for the United States Treasury debt securities.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Expected dividend yield – Since the Company has never paid and has no intention to pay cash dividends on ordinary shares, the expected dividend yield is zero.
Fair value of common shares – Prior to the Company’s IPO, as the Company’s Ordinary Shares were not publicly traded, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists.
The share-based compensation expenses are classified in the consolidated statements of comprehensive income (loss) according to the activities that the employees owning the awards perform. The Company does not recognize any expense for awards that do not ultimately vest, except for awards where vesting is conditioned upon a market condition.
The following table summarizes information about share options outstanding under the 2012 Plan and 2021 Plan as of December 31, 2020 and 2021:

	Options Outstanding		Options Exercisable
	Number Outstanding at December 31, 2020	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at December 31, 2020	Weighted Average Remaining Contractual Life (Years)
$0.0003	589,000	2.58	589,000	2.58
$0.01	355,700	9.85	—	0
$0.40	1,264,241	3.18	1,264,241	3.18
$0.60	69,286	4.46	69,286	4.46
$0.652	229,521	0.16	229,521	0.16
$1.43	401,500	9.71	—	0
$1.90	738,530	4.74	738,530	4.74
$2.17	1,604,121	7.12	1,134,964	7.01
$2.25	126,224	5.70	126,224	5.70
$2.388	566,900	9.81	—	0
$2.71	2,761,792	7.99	1,353,667	7.94
$3.44	302,250	8.72	92,125	8.68
$3.57	775,500	9.60	27,000	9.34
$5.97	89,600	9.91	—	0

Total	9,874,165	6.83	5,624,558	5.30

Aggregate intrinsic value	$55,419		$33,818

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Options Outstanding		Options Exercisable
	Number Outstanding at December 31, 2021	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at December 31, 2021	Weighted Average Remaining Contractual Life (Years)

$0.0003	89,000	1.58	89,000	1.58
$0.01	355,700	8.85	155,618	8.85
$0.40	1,149,241	2.05	1,149,241	2.05
$0.60	65,286	3.45	65,286	3.45
$1.43	401,500	8.71	125,468	8.71
$1.90	594,320	3.73	594,320	3.73
$2.17	1,396,871	6.15	1,235,090	6.12
$2.25	117,224	3.24	117,224	3.24
$2.388	489,700	8.69	129,400	8.19
$2.71	2,655,489	6.85	1,936,746	6.76
$3.04	1,401,700	9.08	131,250	9.08
$3.44	248,501	7.36	140,191	6.98
$3.57	748,562	8.60	261,308	8.54
$5.97	79,500	8.91	20,187	8.91
$7.60	184,800	9.08	—	0
$24.08	4,000	9.61	—	0

Total	9,981,394	6.65	6,150,329	5.54

Aggregate intrinsic value	$155,136		$97,907
Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.
The intrinsic value of the exercised options was $6,440 and $23,122 for years ended December 31, 2020 and 2021 , respectively. The grant-date fair value of vested options was $1,762 and $6,266 for the years ended December 31, 2020 and 2021, respectively.
The total unrecognized compensation cost as of December 31, 2021 was $19,578 which will be recognized over a weighted-average period of 2.37 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes RSU activity for the years ended December 31, 2020 and 2021:

	December 31, 2020	The weighted average fair value at grant date	December 31, 2021	The weighted average fair value at grant date
	(Number of units)		(Number of units)

Outstanding at the beginning of the year	—	$—	132,500	$7.60
Granted	132,500	7.60	880,022	20.41
Vested	—	—	(10,354)	11.15
Forfeited	—	—	(34,371)	14.46
Outstanding at the end of the year	132,500	7.60	967,797	18.97
Unvested RSUs	132,500	7.60	967,797	18.97

As of December 31, 2020 and 2021, the Company had $996 and $16,542 of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 3.96 and 3.40 years, respectively.
Employee Share Purchase Plan
In April 2021, the Company’s Board of Directors approved the 2021 Employee Share Purchase Plan (the “ESPP”) which became effective, following shareholder approval, in connection with the Company’s IPO. The Company reserved an aggregate amount of 2,000,000 shares under the ESPP Plan. The number of ordinary shares that will be available for sale under the ESPP also includes an annual increase on the first day of each fiscal year beginning with the 2022 fiscal year, equal to the lesser of: (a) 1% of the ordinary shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of ordinary shares as may be determined by the board of directors and (c) 3,000,000 ordinary shares. The ESPP is administered by the Company’s board of directors.
Generally, all of the Company’s employees will be eligible to participate if they are customarily employed by the Company, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase our ordinary shares under our ESPP if such employee:
•immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of ours or of any parent or subsidiary of ours; or
•holds rights to purchase ordinary shares under all employee share purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of our ordinary shares for each calendar year in which such rights are outstanding at any time.
As of December 31, 2021, the Company has affected an ESPP for eligible employees effective as of December 1, 2021, for a duration of 6 months. As of December 31, 2021, no shares were purchased under the ESPP.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes the share-based compensation, including the share-based compensation of the secondary transactions described in Note 12, recorded in each line item in the accompanying consolidated states of comprehensive income (loss):

	Year Ended December 31,
	2019	2020	2021

Cost of revenue	$38	$40	$211
Research and development	452	1,107	4,058
Sales and marketing	427	821	3,450
General and administrative	1,087	2,832	3,452
Total	$2,004	$4,800	$11,171

14.Income taxes
Basis of taxation
The Israeli corporate tax rate was 23% for the years ended December 31, 2019, 2020 and 2021.
The Law for the Encouragement of Capital Investments, 1959, (the "Israeli Investment Law"), provides certain incentives for capital investments in production facilities (or other eligible assets).

Amendment 73 to the Israeli Investment Law provides for a preferred income tax rate of either 6% or 12% on income derived from certain intangible assets, subject to certain eligibility criteria. Amendment 73 provides that a technology company satisfying certain conditions should qualify as a “Preferred Technology Enterprises" ("PTE"), granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to certain conditions, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
The Company has received final income tax assessments in Israel through the year ended December 31, 2015 that are subject to the statute of limitations.
The Company is qualified as an “industrial company” under the Israeli Law for the Encouragement of Industry (Taxation), 1969, and is eligible for certain tax benefits including amortization of goodwill and deduction of IPO issuance costs for tax purposes over .
The components of the net loss before the provision for income taxes for the years ended December 31, 2019, 2020 and 2021 were as follows:

	December 31,
	2019	2020	2021
Domestic	$(19,014)	$(23,959)	$(69,245)
Foreign	1,765	2,603	1,247
Total net loss	$(17,249)	$(21,356)	$(67,998)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The provision for income taxes for the years ended December 31, 2019, 2020 and 2021 was as follows:

	December 31,
	2019	2020	2021
Current:
Domestic	$—	$—	$11
Foreign	272	375	569
Total current income tax expense	272	375	580
Deferred:
Domestic	—	—	—
Foreign	186	265	401
Total deferred income tax expense	186	265	401
Total provision for income taxes	$458	$640	$981

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense for the years ended December 31, 2019, 2020 and 2021 is as follows:

	December 31,
	2019		2020		2021
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(3,967)	23%	$(4,912)	23%	$(15,640)	23%
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	3,863	(23)	4,283	(20)	13,598	(20)
Effect of entities with different tax rates	11	0	68	0	125	0
Non-deductible expenses	564	(3)	1,294	(6)	2,439	(4)
Change in tax reserve for uncertain tax positions	60	0	60	0	101	0
Other	(73)	0	(153)	0	358	(1)
Total effective income taxes	$458	(3)%	$640	(3)%	$981	(2)%

The provision for income taxes recorded in the consolidated statement of comprehensive income (loss) was $272, $375 and $580 for years ended December 31, 2019, 2020 and 2021, respectively. The provision for income taxes consisted primarily of income taxes related to the United States, the United Kingdom and other foreign jurisdictions in which the Company conducts business.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2019	2020	2021
Deferred tax assets:
Net operating loss carryforwards	$25,632	$29,824	$41,699
Research and development expenses and other	4,348	4,817	7,995
Accruals and reserves	557	1,068	1,553
Share-based compensation	119	265	669
Issuance costs	—	—	2,368
Other	—	—	97
Gross deferred tax assets	30,656	35,974	54,381
Valuation allowance	(29,983)	(34,266)	(51,417)
Total deferred tax assets	$673	$1,708	$2,964
Deferred tax liabilities:
Intangible assets	—	—	(3,342)
Deferred contract acquisition costs	(736)	(2,012)	(2,269)
Property and equipment	(121)	(129)	(212)
Other	(19)	(18)	—
Gross deferred tax liabilities	(876)	(2,159)	(5,823)
Net deferred taxes	$(203)	$(451)	$(2,859)
Net operating loss carryforwards
As of December 31, 2021, the Company had generated Israeli net operating loss carryforwards (“NOLs”) of approximately $174,716, which may be carried forward and offset against taxable income in the future for an indefinite period.
As of December 31, 2021, the Company had utilized all of its net operating loss carryforwards in the United States and in other jurisdictions in which it operates. As a result of the Embee acquisition, the Company has acquired certain net operating losses of approximately $4,946, which do not expire. Section 382 of the Internal Revenue Code of 1986, as amended (“IRC Section 382”), imposes restrictions on the utilization of net operating loss carryforwards in the event of an “ownership change” of a corporation. Accordingly, the utilization of the U.S. federal and state net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by IRC Section 382 and similar state provisions.
A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2020 and 2021 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2019, 2020 and 2021 was an increase of $3,863, $4,283 and $17,151, respectively.
As of December 31, 2021, $6,523 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries as the Company intends to indefinitely reinvest those earnings.
Unrecognized tax positions
In accordance with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2019, 2020 and 2021.

Unrecognized Tax positions
Balance as of January 1, 2019	$182
Increases related to current year tax positions	60
Balance as of December 31, 2019	242
Increases related to current year tax positions	60
Balance as of December 31, 2020	302
Increases related to current year tax positions	101
Balance as of December 31, 2021	$403

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2019, 2020 and 2021, the Company has accumulated $62, $77 and $115, respectively in interest and penalties related to uncertain tax positions.
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
15.Net income (loss) per share
Basic and diluted net income (loss) per ordinary share is presented in conformity with the two-class method required for participating securities.
The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended December 31,
	2019	2020	2021

	(in thousands, except share and per share data)
Numerator:
Net loss	$(17,707)	$(21,996)	$(68,979)
Deemed dividend	—	(825)	—
Net loss attributable to ordinary shareholders	$(17,707)	$(22,821)	$(68,979)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,427,020	14,442,172	53,201,603
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.32)	$(1.58)	$(1.30)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
	2019	2020	2021

Convertible preferred shares	45,786,714	50,657,042	—
Outstanding share options	9,887,125	9,874,165	9,981,394
RSU	—	132,500	967,797
Treasury stock	2,168	2,168	2,168
Total	55,676,007	60,665,875	10,951,359

16.Commitments and contingencies
Leases
The Company has entered into various non-cancelable operating leases for its office facilities with expiration dates between March 31, 2022 through April 15, 2032. The Company signed a termination of its Israel office lease, which shall become effective May 31, 2022. The Company entered into a new lease agreement which shall commence during 2022. Certain operating leases contain provisions under which monthly rent escalates over time. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease. Lease expenses for the years ended December 31, 2019, 2020 and 2021 amounted to $3,495, $4,220 and $5,054, respectively.
Future minimum lease payments under non-cancelable leases as of December 31, 2021 are as follows:

Years ending December 31,
2022	$8,401
2023	9,194
2024	6,160
2025	5,986
2026	5,986
2027 and thereafter	31,679
Total minimum lease payments	$67,406

Non-cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties for mainly hosting services, as well as software products and services. As of December 31, 2021, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Years ending December 31,
2022	$21,572
2023	2,431
2024	210
Total purchase obligations	$24,213

Purchase obligations are presented net of landlord’s participation in leasehold improvements in an aggregate amount of $17,148.
Legal matters
From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.
Indemnification
The Company enters into various indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company typically indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with (among other things) any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s service offering. The term of these indemnification agreements is generally perpetual any time after execution of the agreement, subject to applicable statutes of limitations.
The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unspecified. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements.
The Company entered into indemnification agreements with certain officers and employees to indemnify them for certain events or occurrences, subject to certain limits, while the officer or employee is or was serving at its request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified.
The Company has no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.
17.Related party transactions
In February 2014, the Company entered into an agreement with an affiliate of a shareholder, pursuant to which, as amended, the Company granted the affiliates a SaaS subscription to the Company’s cloud-based platform with a non-exclusive license to access our cloud-based platform for a defined subscription term and agreed to employ certain employees as dedicated resources who provide services to the shareholders. All expenses related to such employees are reimbursed to the Company on actual cost and overhead expenses basis. The term of the agreement continues to December 31, 2024 and may be terminated earlier by the affiliate upon 30 days notice. During the years ended December 31, 2019, 2020 and 2021, the Company recorded revenue of $129, $128 and $153 respectively, from the affiliate, and $367, $592 and $580, respectively, as expense reimbursement for dedicated resources employed by the Company. As of December 31, 2021, the Company has no unsatisfied service obligation related to the dedicated resources and balances owed from the affiliate were immaterial.
The Company owned 47% of the shares of Similartech Ltd. (“Similartech”). In November 2016, the Company entered into an agreement with Similartech, pursuant to which the Company provides Similartech with a license to use certain intellectual property and infrastructure, while Similartech provides the Company with software maintenance services and data derived from the Company’s intellectual property. In July 2019, the Company and Similartech entered into an amended agreement pursuant to which, Similartech licensed certain additional data and deliverables to the Company. During the years ended December 31, 2019, 2020 and 2021, the Company recorded

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

$200, $331 and $85 respectively, in gross expense pursuant to these agreements, which is included in cost of revenue. As of December 31, 2021, there is no material balance owed to or from Similartech.
In April 2021, the Company acquired the business and certain assets and liabilities of Similartech (see Note 3) for cash consideration of $500. In addition, the Company agreed to pay up to $1,000 to a former shareholder of SimilarTech, subject to attainment of certain employee retention and performance targets.
18.Segment and geographic information
Revenue attributable to the Company's domicile and other geographic areas based on the location of the buyers was as follows:

	Year Ended December 31,
	2019	2020	2021

United States	$29,803	$41,439	$61,098
Europe	16,395	19,998	29,759
Asia Pacific	13,756	16,066	21,560
United Kingdom	5,244	8,802	14,639
Israel	839	1,317	2,127
Other	4,553	5,864	8,485
Total	$70,590	$93,486	$137,668

Property and equipment by geographical areas were as follows:

	December 31,
	2020	2021

Israel	$5,522	$5,389
Other	568	967
Total	$6,090	$6,356