Form 20-F
period 2022-12-31
SIMILARWEB LTD.
filed 2023-03-23
CIK 1842731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
Or Offer
Chief Executive Officer
Telephone: +972-3-544-7782
Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
Email: ir@similarweb.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value 0.01 NIS	SMWB	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 76,433,772 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

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
Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT
Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F (“Annual Report”), the terms “Similarweb,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Similarweb Ltd. and its subsidiaries.
All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

No material on our website forms any part of this Annual Report. References in this Annual Report to documents on our website are included as an aid to the location of such documents and such documents are not incorporated by reference.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.
Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects—Key Financial and Operating Metrics.”
Market and Industry Data
This Annual Report contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this Annual Report are reliable and are based on reasonable assumptions, this data involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Special note regarding forward-looking statements.” These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

The sources of certain statistical data, estimates and forecasts contained in this Annual Report are the following independent industry publications or reports:

•ReportLinker: Business Intelligence Market by Component, Solution, Business Function, Industry Vertical And Region - Global Forecast to 2025, published in September 2020
•Statista: Market research industry - statistics & facts, published July 2022
•Cision PRNews: At CAGR of 13.9% Global Marketing Analytics Software Market | 2021 - 2028 | Deployment, Application, End-User | Rapid Growth up to USD 6.74 Billion: Industry Size, Trends, Forecast Report by Zion Market Research, published March 2022
•FutureMarketInsights: Digital Marketing Analytics Market Outlook - 2021-2031, published June 2022
•ResearchandMarkets: Marketing Research and Analysis Services Global Market Opportunities and Strategies to 2031, published January 2023
Unless otherwise noted, in this Annual Report we cite a source the first time a statement relying upon that source is made, and do not include citations subsequently when that statement is repeated.

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

•anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate;
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
•our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business;
•our ability to compete effectively with existing competitors and new market entrants; and
•the growth rates of the markets in which we compete.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 3.D “Key information - Risk Factors” and elsewhere in this Annual Report and the additional information contained in “ITEM 4 Information on the Company” and “ITEM 5. Operating and Financial Review and Prospects.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
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

Summary of Risk Factors:

The following constitutes a summary of the material risks relevant to an investment in our Company:

Risks Relating to Our Business and Industry
•We may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
•We may not be able to achieve and, if achieved, maintain profitability. Quarterly fluctuations in our operating results make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

•We may be unable to attract new customers, expand subscriptions of current customers, compete effectively or introduce new features or solutions successfully.
•Competing products and services could surpass ours in depth, breadth or accuracy of our insights or in other respects.
•Real or perceived errors, failures, vulnerabilities or bugs in our platform could result in a decline in the accuracy of the intelligence we produce and/or cause other problems and harm our business, financial condition, revenue, results of operations or cash flows.
•Our data or proprietary information, our platform or our solutions may be perceived as not being secure, our reputation may be harmed, demand for our platform and solutions may be reduced and we may incur significant liabilities.
•We could experience reduced demand for our solutions and a deterioration in the depth, breadth or accuracy of our data and may no longer be able to continue to obtain reliable data from our suppliers.
•Our business may be harmed if we change our methodologies or the scope of information that we collect.
•Our ability to expand the number of organizations using our solutions may be impaired, our marketing strategies may fail to lead to users purchasing paid subscriptions and our ability to grow our revenue may be adversely affected.
•Our international sales and operations subject us to additional risks and costs and failure to develop and expand our direct sales capabilities effectively could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance of our solutions.
•We have limited experience with respect to determining the optimal prices for our solutions.
•If we fail to offer a high-quality customer experience, our business and reputation will suffer.
•Our business could be negatively affected by changes in search engine algorithms.
•Our financial results may fluctuate due to increasing variability in our sales cycles.
•Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals or changes to pricing are not immediately reflected in full in our results of operations.
•Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.
•We could lose the innovative approach, creativity and teamwork, and we may fail to retain and motivate members of our management team or other key employees, or attract, recruit, retain and develop qualified employees.
•We have a credit facility secured by substantially all of our assets under which we have borrowed and may in the future borrow additional amounts; any indebtedness thereunder could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under the credit facility. Failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Risks Relating to Our Intellectual Property and Technology
•We may fail to protect our intellectual property rights and become subject to intellectual property disputes.
•We may become subject to claims for remuneration or royalties and indemnity provisions in various agreements, potentially exposing us to substantial liability for intellectual property infringement and other losses.
•We use open source software, which could negatively affect our ability to offer our solutions and subject us to litigation or other actions.
Risks Relating to Regulatory Compliance and Legal Matters
•Changes in laws, regulations and public perception; changes in the internet infrastructure; or changes in the practice of automated data collection, could impact our ability to gather, process, or update the data that we use to generate our solutions, diminish the demand for our solutions, or increase our exposure to legal action or financial penalties.
•The classification of the actionable insights we provide to customers or the data we acquire and process as material non-public information, or MNPI, could result in a significant increase in the cancellation or non-renewal of customer agreements.
•Failure to comply with trade restrictions and sanctions imposed by laws to which we are subject could expose us to penalties, third-party legal actions and reputational harm.
•Action by governments could harm our business, financial condition, revenue, results of operations or cash flows and sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

Risks Relating to Being a Public Company

•The requirements of being a U.S. public company may strain our resources and divert management’s attention and changes in existing financial accounting standards or practices may harm our results of operations.
•We incur increased costs as a result of operating as a public company. Our estimates or judgments relating to our accounting policies may prove to be incorrect.

Risks Relating to Taxes

•We may be classified as a passive foreign investment company. If a United States person is treated as owning at least 10% of the value or voting power of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
•We are subject to changes in tax law and regulations in various jurisdictions. The tax benefits that may be available to us will require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
•Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our solutions in jurisdictions where we have not historically done so.
•Our international operations may subject us to potential adverse tax consequences and changes in taxation of international business activities, the adoption of corporate tax reform policies, or changes in tax legislation or policies could impact our financial position and results of operations.

Risks Relating to Our Ordinary Shares

•Concentration of share ownership with insiders will likely limit your ability to influence corporate matters.
•Future sales of our ordinary shares in the public market could cause the market price of our ordinary shares to decline and/or share price may be volatile and the reduced disclosure requirements applicable to “emerging growth companies” may make our ordinary shares less attractive to investors.
•We may lose our "foreign private issuer" status in the future, which could result in significant additional costs and expenses.
•We do not expect to pay any dividends in the foreseeable future.

Risks relating to Our Incorporation and Location in Israel

•Conditions in Israel could materially and adversely affect our business, including any perceived or actual hostilities and/or conflict in the Middle East or other Israeli political or economic factors (which may include economic boycotts by other countries).
•It may be difficult to enforce a U.S. judgment against us or assert U.S. securities laws claims in Israel or serve process on our officers and directors.

•Your rights and responsibilities as our shareholder will be governed by Israeli law and provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets. Our amended and restated articles of association provide that the competent courts in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

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
We have incurred net losses of $22.0 million, $69.0 million, and $83.7 million in the years ended December 31, 2020, 2021 and 2022, respectively. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. Because the market for the solutions, features and capabilities we offer is rapidly evolving and, we believe, under-penetrated, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase over the next several years as we hire additional personnel, expand our operations and infrastructure, both in existing geographies in which we operate as well as new geographical markets, continue to enhance the Similarweb brand and develop and expand our solution offerings, features and capabilities. Our operating expenses for the year ended December 31, 2022 increased by $55.8 million from $172.0 million for the year ended December 31, 2021.We also expect our general and administrative expenses to increase as we grow and operate as a public company. Achieving our goals and operating our business may prove more expensive than we anticipate and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow, or revenue may decline for a number of possible reasons, including slowing demand for our solutions or increasing competition. If we fail to increase our revenue as we grow our business, we may not achieve profitability, which would cause our business, financial condition, results of operations and cash flows to suffer.
If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced rapid growth, and anticipate that we will continue to experience further growth in our operations and headcount. Our growth has placed, and future growth will place, a significant strain on our management, technical, administrative, operational and financial infrastructure. For example, our headcount has grown by 146% from 413 employees at the end of 2019 to 1,017 employees as of December 31, 2022, notwithstanding a reduction in force of approximately 10% during the final quarter of 2022. In addition, we continued to expand internationally, including to Australia in 2020, Germany and Ukraine in 2021 and Singapore in 2022. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth thus far. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform or solutions, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties.
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
Additionally, due to market conditions over the course of 2022, we re-evaluated our organizational structure and implemented reductions in force during the year ended December 31, 2022, and may implement further reductions in force in the future. Any reduction in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.
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
•unforeseen costs and expenses, including those related to the expansion or reorganization of our business and operations;
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
•foreign currency exchange rate fluctuations; and
•general economic and political conditions in our domestic and international markets, including the impact of rising inflation and interest rates.
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
Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies who have not previously entered the market.  New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing customer base, superior solution offerings, a larger or more effective sales organization and significantly greater financial, technical, marketing and other resources and experience. We also compete with companies that offer specific point solutions in the communication, collaboration and data use markets, normally focused on specific industries, geographies, specific media or specific use cases, which attempt to address some of the problems that our solutions address. In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from such consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively. If we fail to introduce new solutions, develop existing solutions or otherwise fail to meet and address the evolving needs of our market, this could harm our business, financial condition, revenue, results of operations or cash flows.
If we do not compete effectively with established companies as well as new market entrants our business, financial condition, revenue, results of operations or cash flows could be harmed.
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
Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior solutions and technologies that compete with Similarweb. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, financial condition, revenue, results of operations or cash flows.
A reduction or decline in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our direct measurement dataset, could lead to a deterioration in the depth, breadth or accuracy of our data and have an adverse effect on our business, financial condition, revenue, results of operations or cash flows.
We have a number of sources contributing to the depth, breadth and accuracy of the data on our platform. These include our contributory network consisting of end users who use our business-to-customer, or B2C, products or B2C products of our partners through which we collect anonymized user data, and our “direct measurement data”, consisting of website and app owners who give us access to their Google Analytics or other direct measurement metrics. If we are not able to attract new participants or maintain existing participants in our contributory network or direct measurement dataset, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Additionally, data privacy regulatory changes as well as the introduction of app- and device-level opt-out settings by certain mobile device and operating system providers increase the degree to which individuals opt-out of having their data collected or avoid such collection altogether, which could result in lower rates of B2C product end user adoption and higher rates of opting out, thereby reducing the size and depth of our contributory network. Third-party intermediaries have emerged, and we expect that others will emerge that offer the ability for users to opt out of their personal and other data being collected at scale (i.e., from all platforms and products, including ours and the third-party products with whom we partner for data collection). Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
If we are unable to attract new customers and expand subscriptions of current customers, our business, financial condition, revenue, results of operations or cash flows will be adversely affected. Any decline in our dollar-based net retention rate would harm our future operating results.
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
Our success will depend to a substantial extent on the widespread adoption of our platform and solutions as an alternative to existing or newly emerging solutions. The adoption of software as a service, or SaaS, business software may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, as our market matures, our solutions evolve, and competitors introduce lower cost or differentiated solutions that are perceived to compete with our platform and solutions, our ability to sell subscriptions for our solutions could be impaired. Similarly, our subscription sales could be adversely affected if organizations or users within these organizations perceive that features incorporated into competitive solutions reduce the need for our solutions or if they prefer to purchase other solutions that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our solutions. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition, revenue, results of operations or cash flows.
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
In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. We cannot accurately predict our renewals and dollar-based net retention rate given the diversity of our customer base, in terms of size, industry and geography. Our renewals and dollar-based net retention rate may decline or fluctuate as a result of a number of factors, many of which are outside our control, including the business strength or weakness of our customers, customer usage, including the ability of our customers to quickly integrate our products into their businesses and continually find new uses for our solutions within their businesses, customer satisfaction with our solutions and platform capabilities and customer support, the utility of our platform to cost-effectively integrate with third-party software products, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates’ multiple paid business accounts into a single paid business account or loss of business accounts in their entirety, the effects of global economic conditions, or reductions in our customers’ spending on information technology, or IT, solutions or their spending levels generally, perceived security or data privacy risks from the use of our solutions or changes in regulatory regimes that effect our customers or our ability to sell our solutions. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. If our customers do not purchase additional subscriptions and solutions from us or our customers fail to renew their subscriptions, our revenue may decline and our business, financial condition, revenue, results of operations or cash flows may be harmed.
Our customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions (including as a result of general economic downturns, including those resulting from global pandemics such as COVID-19 or from geopolitical tensions such as the current conflict in Ukraine) or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our solutions and services. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market and small business customers across many different industries and that are located worldwide. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our solutions, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or if we fail to add more customers, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, financial condition, revenue, results of operations or cash flows.
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
COVID-19 has disrupted and may continue to disrupt our operations and the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business and results of operations. As of the date of this Annual Report, the majority of our offices remain open, however we cannot estimate whether additional variants of the COVID-19 disease will reverse these re-openings and/or result in travel restrictions. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, which, coupled with rising inflation and interest rates, could lead to further economic downturns and could decrease technology spending and adversely affect demand for our products and harm our business and results of operations. For example, the COVID-19 pandemic operational disruptions could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We cannot guarantee that any impact of the ongoing COVID-19 pandemic will not be materially negative. Additionally, it is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments.
It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.
Real or perceived errors, failures, vulnerabilities or bugs in our platform could result in a decline in the accuracy of the market intelligence insights we produce and/or cause other problems and harm our business, financial condition, revenue, results of operations or cash flows.
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
If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or proprietary information, then our platform or our solutions may be perceived as not being secure, our reputation may be harmed, demand for our platform and solutions may be reduced and we may incur significant liabilities.
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
While we have taken steps to protect the confidential information to which we have access (including our own valuable, proprietary, and trade secret information), as well as measures to ensure we do not become privy to confidential data beyond the scope of what is required to develop our insights and provide our solutions, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ confidential data on our behalf could be breached or we could suffer a loss of our or our customers’ confidential data. Our ability to monitor our third-party service providers’ data security may be limited. Cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks) and general hacking have become more prevalent in our industry, particularly against cloud services. In addition, intentional or accidental actions or inactions by employees or other third parties with authorized access to our networks may result in the exposure of vulnerabilities that may be exploited or expose us to liability. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information it could disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition, revenue, results of operations or cash flows, and we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, financial account information or other confidential information, even if unfounded, could damage our reputation and adversely affect our results of operations.
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

We have established and implemented an Incident Response Policy designed to protect confidential information and systems in the face of cyber-attacks, security threats and breaches. The primary goal of the policy is to contain a cyber threat while continuing normal business operations quickly and effectively. The policy is reviewed at least annually and updated, if required, to reflect our changing organization, new technologies and new compliance requirements that inform our cyber security strategy. We also conduct regular testing of this policy to achieve reasonable assurance that relevant personnel are fully trained to participate in effective incident response. The policy requires a cross-functional team of people to manage the systems, legal, and communication issues that arise and includes provisions for detecting and reporting information security events and for defining and implementing response plans and action plans for information security incidents. Our Chief Information Security Officer leads the response and handling of the security incident and coordinates and directs all related mitigation activities. The policy includes conclusion and learning plans pursuant to which, after the resolution of a security incident, the incident will be studied in order to identify and understand the flaws, breaches and faults that enabled its occurrence as well as the measures that should be taken to prevent a recurrence. The policy provides that security incidents shall be documented by our Chief Information Security Officer. Such documentation includes date of incident, detailed description of the incident, systems affected, evidence gathered, treatment plan, status and lessons learned.
Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, revenue, results of operations or cash flows.
If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization and cleansing, competing products and services could surpass ours in depth, breadth or accuracy of our insights or in other respects.
Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us or that creates or maintains databases to produce insights at a lower cost than we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data analysis tools and other technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process data. Also, the emergence and growth of artificial-intelligence powered chatbots and related tools (such as ChatGPT) could obfuscate a portion of search activity by users that would otherwise be conducted through Internet search engines and thus reduce the volume of digital activity available to us for analysis using our current data collection methodology. Our future success will depend, in part, upon our ability to:
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
Our success depends on our customers’ confidence in the depth, breadth and reliability of our insights, which are based on our data. The task of establishing and maintaining reliable data is challenging and expensive. The depth, breadth and reliability of our data differentiates us from our competitors. If our data, including the data we obtain from third parties and our data collection, extraction, cleaning and insights, are not current, sufficiently accurate, comprehensive or reliable, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. In addition, if we are not able to maintain a high level of reliability for our insights, we may face legal claims by our customers which could have an adverse effect on our business, financial condition, revenue, results of operations or cash flows.
Our business may be harmed if we change our methodologies or the scope of information we collect.
We have in the past and may in the future change our data collection and aggregation methodologies, the algorithms we use to generate our estimated insights, or the scope and volume of information we collect. Such changes may result from identified deficiencies in current methodologies, development of more advanced methodologies, changes in our business plans or in industry standards or regulatory requirements, changes in technology used by websites, browsers, mobile applications, servers or media for which we generate estimated insights, integration of acquired companies or expressed or perceived needs of our customers, potential customers or partners. Any such changes or perceived changes, or our inability to accurately or adequately communicate to our customers and the media such changes and the potential implications of such changes on the data we have published or will publish in the future, may result in customer dissatisfaction, particularly if certain information is no longer collected or information collected in future periods is not comparable with information collected in prior periods, or if our estimated insights for future periods become incompatible or otherwise differ from the estimated insights we provided for prior periods. As a result of future methodology changes, some of our customers may decide not to continue buying our products or services which would negatively affect our revenue and financial results, and/or to publicly air their dissatisfaction with the methodological changes made by us, which may damage our brand and harm our reputation.
Failure to develop and expand our direct sales capabilities effectively could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance of our solutions.
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
We have experienced rapid growth in recent periods. Our revenue was $93.5 million, $137.7 million and $193.2 million for the years ended December 31, 2020, 2021 and 2022, respectively, representing annual growth of 47% and 40%, respectively. Our historical revenue growth should not be considered indicative of our future performance. In future periods, we may not be able to sustain revenue growth consistent with recent periods, or at all. Further, as we operate in a new and rapidly changing category of services, widespread acceptance and use of our digital intelligence generally and our solutions is critical to our future growth and success. We believe our revenue growth depends on several factors, including, but not limited to, our ability to:
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
These investments may not result in increased revenue growth in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition, revenue, results of operations or cash flows will be harmed, and we may not be able to achieve or maintain profitability over the long term.
We rely upon third-party providers of cloud-based infrastructure to host our solutions. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition, revenue, results of operations or cash flows.
We outsource substantially all of the infrastructure relating to our cloud solution to third-party hosting services, such as Amazon Web Services, or AWS. Customers of our cloud-based solutions need to be able to access our platform at any time, without interruption or degradation of performance, and in some cases we need to provide them with service-level commitments with respect to uptime. Our cloud-based solutions depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, revenue, results of operations or cash flows. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, regional epidemics or global pandemics such as COVID-19 and other similar events beyond our control could negatively affect our cloud-based solutions. The cloud services we receive from AWS include design features and elements designed to prevent or minimize service disruption, including a disaster recovery service and the use of two distinct server farms in separate U.S.-based locations for hosting our platform and services, either one of which is capable of supporting our platform and services without material interruption even in the event of a failure at the other, corresponding server farm. Nevertheless, a prolonged service disruption affecting our cloud-based solution could negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
AWS provides the cloud computing infrastructure that we use to host our platform, manage data, mobile application, and many of the internal tools we use to operate our business. We have a commitment with AWS through June 30, 2023 and our agreement with AWS is not terminable for convenience by either party. Our platform, mobile application and internal tools use computing, storage capabilities, bandwidth and other services provided by AWS. Any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our customers, and we may lose customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers’ satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us or fails to agree to renew our contract or enter into a new contract on terms that are acceptable to us, our business, financial condition, revenue, results of operations or cash flows may be harmed.
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
In the event that our service agreements with our third-party hosting services or providers are terminated, or there is a lapse of service, delay in service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition, revenue, results of operations or cash flows.
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
We rely on third-party data sources for traffic and engagement information related to the websites and apps for which we generate estimated insights and metrics, demographics about the people that use such platforms, and related information about digital trends. We continuously look to seek out and enter into relationships with new suppliers for data in order to enrich our data sources, and the availability and quality of this data is important to the continued functioning and development of our solutions and the fulfillment of our obligations to customers. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future solution requirements. Our data suppliers may increase restrictions on our use of such data, fail to adhere to our quality control, privacy or security standards, or otherwise satisfactorily perform services, increase the price they charge us for the data or refuse to license the data to us. Additional restrictions on third-party data could limit our ability to include that data in certain solutions, which could lead to decreased commercial opportunities for certain solutions as well as loss of customers, obligations to provide refunds, or liability to our customers. To comply with any additional restrictions, we may be required to implement certain additional technological and manual controls that could put pressure on our cost structure and could affect our pricing. Since we rely on third-party data sources , notwithstanding our best efforts, we may receive third-party data that is inaccurate, defective, or delayed, or which does not meet our compliance standards or the requirements of applicable data privacy laws and regulations. If third-party information is not available to us on commercially reasonable terms, or is found to be inaccurate or otherwise unsuitable for our needs, it could lead to costly and time-consuming contractual disputes or harm our solutions, our reputation and our business and financial performance.
If we fail to maintain and enhance our brand, our ability to expand the number of organizations using our solutions will be impaired, our reputation may be harmed, and our business, financial condition, revenue, results of operations or cash flows may suffer.
Our future success depends upon our ability to create and maintain brand recognition and a reputation for delivering easy and efficient solutions. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain consumers, which could adversely affect our business. We also believe that developing and maintaining awareness of our brand is critical to achieving widespread acceptance of our platform and solutions and is an important element in attracting new customers and users to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our platform remains high-quality, reliable and useful at competitive prices, as well as with respect to our free offering.
As our market becomes increasingly competitive, increasing awareness of our platform may become more difficult and expensive. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and users or grow or maintain our retention rates to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, financial condition, revenue, results of operations or cash flows could suffer.
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
We currently maintain offices and/or have sales and development personnel outside of Israel in the United States, the United Kingdom, France, Japan, Australia, Ukraine, Germany and Singapore and we intend to expand our international operations by developing a sales presence in other international markets. In the years ended December 31, 2020, 2021 and 2022 our non-U.S. revenue was 55.7%, 55.6%, and 53.0% of our total revenue, respectively. We expect to continue to expand our international operations, which may include operating in new jurisdictions and providing our solutions in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in Israel, the United States or other countries where we currently operate. These risks include, among other things:
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

•economic recessions or uncertainty in financial markets, including the impact of rising global inflation and interest rates;
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
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. We have limited experience in marketing, selling and supporting our platform outside of Israel and the United States. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition, revenue, results of operations or cash flows will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our solutions and could harm our business, financial condition, revenue, results of operations or cash flows.
Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.
There are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the proven adoption of our solutions, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our platform and solutions will be accepted in international markets by potential customers. We currently have sales and/or customer support personnel outside Israel and the United States in the United Kingdom, France, Japan, Australia, Singapore and Germany; however, our sales organization outside Israel and the United States is substantially smaller than our Israeli and U.S. sales organizations. We believe our ability to attract new customers to subscribe to our platform or to attract existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with international customers due to our limited sales force capacity, we may be unable to effectively grow in international markets.
As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars and Euros, and with vendors in NIS and U.S dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. However, a significant portion of our operating expenses, consisting principally of personnel-related costs, office and occupancy related costs and certain other operating expenses, are denominated in NIS. In the years ended December 31, 2020, 2021 and 2022, respectively, approximately 40%, 40% and 45% of our expenses were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. Additionally, fluctuations in the value of the U.S. dollar, Euros, Great Britain Pounds and/or NIS and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-Israeli and non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar, Euros, Great Britain Pounds and/or NIS and other currencies could result in an increase to the U.S. dollar, Euros and/or NIS equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
As of the data of this Annual Report, we maintain a program to hedge transactional exposures in certain foreign currencies. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to (0.7%), 2.8%, and 5.3% for the years ended December 31, 2020, 2021, and 2022, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 7.0%, 3.3%, and (13.2%) for the years ended December 31, 2020, 2021, and 2022, respectively. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
For example, the United States has recently experienced historically high levels of inflation. The annual inflation rate for the United States was approximately 6.5% for the year ended December 31, 2022. Continued high inflation rates may affect our expenses, including employee compensation expenses and benefits as well as general and administrative costs. In the event inflation continues to increase, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, to the extent inflation has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.
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
While we have designed our platform to be easy to adopt and use, once organizations and customers begin using our platform, those organizations and customers rely on our support services to resolve any technical, administrative or other issues. High-quality customer education and experience has been key to the adoption of our platform, for the conversion of individuals, teams and organizations on our trial version into paying customers, expansion of accounts, and for growth or maintenance of our retention rates. The importance of a high-quality customer experience will increase as we expand our business and pursue new customers. For example, if we do not help customers on our platform quickly resolve issues and provide effective ongoing customer experience at the individual, team and organizational levels, our ability to convert organizations and customers on our free offering into paying customers will suffer and our reputation with existing or potential customers will be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing individuals, teams and organizations using our platform and solutions. Any failure to maintain a high-quality customer experience, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our solutions to existing and prospective customers, and our business, financial condition, revenue, results of operations or cash flows.
In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient customer support that meets the needs of organizations using our solutions globally at scale, which puts additional pressure on our support organization. If we are unable to provide efficient solution support globally at scale, including through the use of third-party contractors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our business, financial condition, revenue, results of operations or cash flows.
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
We sell and our strategy is to continue to sell subscriptions of our platform to our varied customer base of enterprise, mid-market and small business customers, as well as governments, non-profits, educational institutions and individuals with our Investor Intelligence solutions. Selling to individuals and small-to-medium businesses may involve greater credit risk and uncertainty, as well as lower retention rates and limited interaction with our sales and other personnel. Conversely, sales to enterprise customers may entail longer sales cycles and more significant selling efforts. The average length of our sales cycle is approximately between one and two months for small-to-medium businesses and approximately between three and six months for enterprise customers. However, sales cycles are subject to lengthening for various reasons, including macroeconomic factors. Any such lengthening of our average sales cycle may adversely affect our financial results. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing customers. If we are successful in expanding our customer base to include more enterprise customers, our sales cycles may lengthen and become less predictable, which, in turn, may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:
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
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals or changes to pricing are not reflected in full in our results of operations until future periods.
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
We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on the development of our employees. As we continue to grow, including across multiple geographies or following acquisitions, and develop the infrastructure of a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate, create and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, financial condition, revenue, results of operations or cash flows by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.
If we fail to retain and motivate members of our management team or other key employees or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.
Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions and platform capabilities. Additionally, it may become more difficult for us to hire new executive officers or other key employees in the future because such persons may have a negative view of the Company following its reduction in force during the year ended December 31, 2022 as well as any similar reductions.
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

Our principal research and development as well as significant elements of our sales and marketing and general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. The high-tech industry in Israel has experienced significant levels of employee attrition and currently faces a shortage of skilled human capital, including engineering, research and development and sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

We have a credit facility secured by substantially all of our assets under which we have borrowed and may in the future borrow additional amounts; any indebtedness thereunder could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations.
On December 30, 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022 (the “LSA”). The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA. As of December 31, 2022, the outstanding indebtedness was $25.0 million. Any future indebtedness incurred under the LSA may:

•limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;
•require us to use a portion of our cash flow from operations to make debt service payments instead of for other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions, or other general business purposes;
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

On March 10, 2023, the California Department of Financial Protection and Innovation shut down SVB, and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of SVB. On March 12, 2023, the Department of the Treasury, Board of Governors of the Federal Reserve System and the FDIC issued a joint statement noting that, among other things, the FDIC was approved to take action to complete its resolution of SVB in a manner that fully protected all depositors. The joint statement made clear that depositors would have full access to all cash balances on deposit with SVB on March 13, 2023. To effectuate this, the FDIC transferred all the deposits, both insured and uninsured, of SVB to Silicon Valley Bridge Bank, N.A. a bridge bank that will be operated by the FDIC as it markets the institution to potential bidders (the “Bridge Bank”). On March 14, 2023, the Bridge Bank published a notice that stated that it had fully stepped into the shoes of SVB and that all commitments to advance under existing credit agreements will be honored in accordance with and pursuant to the terms thereof. All obligations of the Bridge Bank are backed by the FDIC and the full faith and credit of the US government.

Based on the Bridge Bank’s published statements, we believe that our SVB credit facility has been assumed by the Bridge Bank and is therefore operational, to the extent that we wish to draw upon it in accordance with its existing terms. Therefore, we believe that the SVB closure has not currently materially impacted our deposits, liquidity, or day-to-day operations. However, in the event that our deposits with the Bridge Bank are no longer backed by the FDIC and the full faith and credit of the US government, or the Bridge Bank discontinues the LSA, and the credit facility thereunder, or the credit facility becomes unavailable following a bidder’s acquisition of SVB or its assets, or for some other reason, we may need to seek an alternative source of credit facility. In the event that we cannot secure a competitive and/or comparable credit facility to the LSA, we would need to use our current cash balances to support our day-to-day business operations, which could adversely affect certain growth strategies or potential future acquisitions. In addition, even if credit is made available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, borrowings under our credit facilities and cash payments from our customers. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations and under our credit facility (as assumed by the Bridge Bank, as further described under the risk factor beginning with “We have a credit facility secured by substantially all of our assets”) will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop new features, capabilities and enhancements;
•continue to expand our solution development, sales and marketing organizations;
•expand internationally;
•hire, train and retain employees;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.

Risks Relating to Our Intellectual Property and Technology
Any failure to obtain, maintain, protect or enforce our intellectual property rights could impair our competitive position and ability to generate revenue and cause us to lose valuable assets.
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
Our agreements with our platform customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, solutions or other acts or omissions. For some of our larger customers, we sometimes negotiate additional indemnification for breaches of our obligations, representations or warranties in the subscription agreement, gross negligence or willful misconduct, breaches of confidentiality, losses related to security incidents, breach of the data processing addendum or violations of applicable law. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, financial condition, revenue, results of operations or cash flows.
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
Additionally, many U.S. state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches, and data brokers. Laws in all 50 states require businesses to provide notice to users whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Penalties for the failure to adequately protect personal information, notify as required or provide timely notice vary by jurisdiction. In the U.S., most state data breach notification laws consider violations to be unfair or deceptive trade practices and give the applicable state attorney general authority to levy fines or bring enforcement actions. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, additional states have passed or introduced pending legislation, which marks the beginning of a trend toward more stringent United States privacy legislation, which could increase our potential liability and adversely affect our business.
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
Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the European Economic Area (“EEA”) to the United States. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy

Shield Framework under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. There are few viable alternatives to the standard contractual clauses, and the law in this area remains dynamic. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers from EEA and UK to the United States and other countries outside Europe. As supervisory authorities issue further guidance on personal data export mechanisms, including supplementary measures for standard contractual clauses to remain a valid data transfer mechanism, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our solutions, the geographical location or segregation of our relevant systems and operations, may reduce demand for our solutions from companies subject to European data protection laws and could adversely affect our financial results.
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
Information may be considered MNPI for securities law purposes due to various factors including whether that information is obtained in an unlawful manner. The SEC is increasingly focusing on the use of alternative data, or data sets comprised of information about a particular company that is published by sources outside of the company, which can provide unique and timely insights into investment opportunities such as the data we provide as part of our investor intelligence solution. Specifically, the SEC is focusing on whether investment funds have received MNPI from an alternative data vendor and on whether the fund has and enforces policies and procedures designed to address the MNPI and other risks posed by the use of alternative data. To date, there is limited case law or regulatory guidance with respect to the classification of alternative data as MNPI. In light of this heightened regulatory focus and legal uncertainty, current and potential investment fund and other customers are conducting rigorous due diligence reviews of our data acquisition processes and regulatory compliance both at the on-boarding stage and subsequently on an ongoing basis. We cannot guaranty that our data acquisition processes and regulatory compliance efforts will be sufficient to meet the requirements of existing or potential customers or regulatory standards. Failure to meet those requirements or standards could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenue.
Furthermore, if the actionable insights we provide to customers, especially to purchasers of our investor intelligence solutions, or the data we acquire and process were to be classified as MNPI by securities regulators, including the SEC, many of those customers would most likely cease to purchase that solution, and we could be exposed to direct legal actions and/or penalties from regulatory authorities. In that event we would likely need to invest considerable resources and suffer potential business interruption in making changes to our solutions to remove the relevant information deemed to be MNPI.
We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies, their officers, directors, employees and business partners, including agents from promising, authorizing, making, offering, or providing anything of value to recipients in the public or private sector for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. The FCPA further requires us to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The UK Bribery Act 2010 also prohibits “commercial” bribery not involving government officials, and accepting bribes, and requires companies to implement adequate procedures to prevent bribery. Our efforts to comply with these laws, including with respect to the screening of customers and vendors, are ongoing. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, financial condition, revenue, results of operations or cash flows.
In addition, we currently use third parties to sell access to our platform and conduct business on our behalf abroad. We and such third-party intermediaries, have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. While we have policies, internal controls and procedures to address compliance with anti-corruption laws, there is a risk that our employees, agents, or business partners may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, revenue, results of operations or cash flows.
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
Action by governments to restrict access to our solutions in their countries or to require us to disclose or provide access to information in our possession could harm our business, financial condition, revenue, results of operations or cash flows.
We depend on the ability of our customers to access the Internet and our platform could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to our solutions or certain features of ours in their countries, or impose other restrictions that may affect the availability of our platform, or certain features of our platform, in their countries for an extended period of time or indefinitely. In addition, governments in certain countries may seek to restrict or prohibit access to our website if they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our website could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our website is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we are restricted from accessing, our ability to grow or maintain our NRR may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, financial condition, revenue, results of operations or cash flows could be adversely affected.
Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.
We currently sell, and may continue to sell in the future, to U.S. federal, state and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we meet the specific requirements or certifications required for the particular project. Government demand and payment for our solutions are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions.
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
We are required to comply with various corporate governance and financial reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board (the “PCAOB”). Further, compliance with various regulatory reporting requirements requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities and may also require us to continue to incur significant expenses. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares as well as our ability to finance our operations and growth through offerings of our ordinary shares.
Our management team has limited experience managing a public company.
Our management team may not successfully or efficiently manage our responsibilities related to our being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and stakeholders require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. Ensuring that we have adequate internal disclosure, financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The rapid growth of our operations creates a need for additional resources within the accounting and finance functions due to the need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We continue to assess the sufficiency of finance personnel in response to these increasing demands and expectations.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that such system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. In addition, our current sets of controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion, new product offerings, or from strategic transactions, including acquisitions.

In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this Annual Report and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.
Additionally, we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of our annual management evaluations regarding the effectiveness of our internal control over financial reporting that we are required to include in our annual reports. In addition, if we are unable to produce accurate financial statements and other disclosures on a timely basis, based upon ineffective disclosure controls and procedures and internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements and disclosures, which could have material and adverse effects on our business, financial condition and results of operations and may cause the market price of our ordinary shares to decline, making it more difficult for us to finance our operations and growth.
We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted and we expect will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board.
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
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to continue to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Additionally, as a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302, 906, and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We currently have limited accounting personnel and we continue to evaluate the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to penalties or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
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
GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Any difficulties in implementing new pronouncements promulgated by the FASB, the SEC or similar bodies could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. The determination of whether we are classified as a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, this determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which for purposes of the PFIC determination may fluctuate with our market capitalization). The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, there can be no assurance that we were not a PFIC for our 2022 taxable year or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material income tax considerations—Material U.S. federal income tax considerations for U.S. holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder (defined below) holds our ordinary shares, including (1) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements.
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
New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business, results of operations and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paid customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paid customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paid customers may elect not to purchase our solutions in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paid customers’ and our compliance, operating and other costs, as well as the costs of our solutions. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, financial condition, revenue, results of operations or cash flows.
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
It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paid customers and remit those taxes to those authorities. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our solutions, or otherwise harm our business, financial condition, revenue, results of operations or cash flows.
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
The public trading price of our ordinary shares has been and may continue to be volatile and could be subject to fluctuations in response to various factors, including those listed in this Annual Report, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the public trading price of our ordinary shares include the following:
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
•future sales of our ordinary shares by us or our shareholders;
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
Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 60.6% of our ordinary shares outstanding as of February 14, 2023. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as, the appointment and dismissal of directors, approval of certain related party transactions, including the terms of compensation of our directors and chief executive officer, capital increases, amendments to our articles of associations, approval of significant corporate transactions and declarations of dividends. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership could also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.
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
As of December 31, 2022, there were 76,433,772 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Additionally, as of December 31, 2022, we had 3,210,337 shares available for future grants under our 2021 Plan (which amount increased to 7,032,025 shares as of January 1, 2023 pursuant to the evergreen feature of our 2021 Plan) and 11,229,910 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 7,001,928 were vested and exercisable as of December 31, 2022. We filed a registration statement on Form S-8 under the Securities Act on May 20, 2021 registering the shares under our equity incentive plans. Shares included in such registration statement are available for sale in the public market following that filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. See “Shares eligible for future sale.”
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
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts by specific countries and/or organizations. While some of these are eliminating these constraints, others may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., United Arab Emirates, Bahrain, Morocco and Sudan), an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions and therefore may have an adverse impact on our operating results, financial condition or the expansion of our business.
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

The Israeli government is currently pursuing changes to Israel’s judicial system, which has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and the price of our ordinary shares in the capital markets.
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
The variables that go into the calculation of our market opportunity are subject to change over time, including global inflation rates, and there is no guarantee that any particular number or percentage of addressable customers or companies covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this Annual Report should not be taken as indicative of our future growth.We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.
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
We may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, financial condition, revenue, results of operations or cash flows.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, financial condition, revenue, results of operations or cash flows. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
In addition, we may be required to spend significant resources to monitor and protect our contractual, property and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, financial condition, revenue, results of operations or cash flows or injure our reputation.

We are subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters that could expose us to numerous risks.
We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and the NYSE. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance, or ESG, matters and related disclosures. These changing rules, regulations and stakeholder expectations could result in increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC’s proposed climate-related reporting requirements. In addition, we may communicate certain initiatives and goals regarding environmental matters, diversity, responsible sourcing, social investments and other ESG matters in our SEC filings or in other public disclosures. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives can be costly, difficult and time-consuming.
We may be affected by market or regulatory responses to climate change. Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues. In the United States, President Joe Biden has made climate change and the limitation of GHG emissions one of his primary objectives. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change.
Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.

We intend to continue to seek to acquire or invest in businesses, solutions, or technologies that we believe could complement our platform or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. In 2022, in furtherance of this strategy, we acquired a company to add complimentary services to our platform and to optimize our products. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition, revenue, results of operations or cash flows may suffer.
Catastrophic events may disrupt our business.
In addition to and as evidenced by the COVID-19 global pandemic, natural disasters, geopolitical conditions or events (such as the current armed conflict between Russian and Ukraine), and other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in Givatayim, Israel, which is located in a considerably volatile area of the world, as further described above in the section “Risks relating to our incorporation and location in Israel.” In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions to our platform, breaches of data security and loss of critical data, all of which could harm our business, financial condition, revenue, results of operations or cash flows. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Unrest in certain countries may pose security risks to our people, our facilities, our systems, our operations and local infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our operations and/or financial results. In particular, we engage approximately 60 persons from the Ukraine , primarily in software development and quality assurance roles. Russian military troops launched significant military action in Ukraine on February 24, 2022, and the ongoing military conflict could materially disrupt our development efforts targeted at customer interface and experience, including by forcing our personnel there to relocate. This may increase our costs, disrupt or delay current or future planned development activities in Ukraine or force us to shift development efforts to resources in other geographies that may not afford the same level of cost efficiencies. Whether in these countries or in others in which we operate, civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate, could require us to re-balance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, restrictions on our ability to sell into specific regions, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions and adverse impacts to the operations and financial condition of our suppliers, partners and customers.
In addition, the current invasion of Ukraine by Russia has escalated tensions among the U.S., the North Atlantic Treaty Organization, and Russia. The U.S., other North Atlantic Treaty Organization member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the U.S. and other countries could have an adverse impact on our operations in Ukraine, create global security concerns, increase the risk of cyber-attacks and have a lasting impact on regional and global economies. Any such sanctions and resulting conflict could also negatively impact or even restrict our ability to market and sell our products in Russia and other countries, which would adversely affect our revenue.

The information contained in this section is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.

Item 4. Information on the Company
A.History and Development of the Company
The legal and commercial name of our company is Similarweb Ltd. We were incorporated in February 2009 under the Israel Companies Law, 5759-1999, or the Companies Law, of the State of Israel and commenced operations on that date. Our principal executive offices are located at 33 Yitzhak Rabin Rd., Givatayim 5348303, Israel. Our agent for service of process in the United States is Similarweb, Inc., 16 East 34st Street, 15th Floor, New York, NY 10016. Our website address is www.similarweb.com, and our telephone number is +972-3-544-7782. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.Business Overview
Overview
Similarweb is a leader in digital data and analytics powering critical business decisions. We uncover what is happening online and seek to provide businesses with the best digital data and analytics to build strategy, optimize customer acquisition and enhance monetization.
While we are well known for our productized software solutions, as well as for our application programming interface (API) and our freemium offerings estimating website and app traffic, at our core we are a data business. Similarweb Digital Data is both our core product and our fundamental unit of value. To create our proprietary data asset, we collect billions of unprocessed web and mobile data points on activity related to companies and products. Our data scientists and engineers transform the unrefined data on interactions and transactions into the corpus of Similarweb Digital Data using machine learning and artificial intelligence. Our customers use Similarweb Digital Data to power critical decision for running their businesses through one or more of our productized solutions to which they subscribe.Today, businesses have access to unprecedented amounts of internal data that they can utilize for decision making. However, the data generally available to them only relates to the transactions and interactions with their own audience across their digital properties, such as the websites, apps and social media channels that they own. Businesses have very limited visibility into the broader behaviors of consumers, or the digital performance of competitors, partners and other players. As a result, companies operate frequently with a lack of external visibility, impairing their ability to execute on everything from corporate strategy to day-to-day operations. Similarweb provides this visibility. We believe we are becoming recognized as the standard for powering decisions that rely on data for businesses and their competitors across all channels within the digital world. Like wattage powers cities, Similarweb Digital Data powers decisions related to the digital world that create significant competitive advantages.

We deliver Similarweb Digital Data to our paying customers in a variety of modes that, combined, comprise our delivery platform: Software-as-a-Service (SaaS), Data-as-a-Service (DaaS), and Advisory Services. We organize our SaaS approach by solutions to business challenges, which include those found in market research, digital marketing, sales, ecommerce, and investment evaluation. Businesses utilize our productized SaaS solutions to enhance the capabilities of their professionals - from business leaders, strategy teams, analysts, marketers, category managers, to salespeople - to quickly and efficiently discover their best growth opportunities, identify potential competitive threats and make critical decisions to acquire customers and grow revenue. Our DaaS solution provides SMBs, enterprises and strategic accounts with integration of data feeds via API or other means for deployment of Similarweb Digital Data within their organizations through their own internal interfaces, and into their own software products when relevant. We provide advisory services to businesses typically at the enterprise and strategic account level that seek embedded assistance with business challenges for which we have not yet productized a solution, or for extensively customized data and analytics to accomplish their objectives using Similarweb Digital Data. Our advisory services customers often purchase Similarweb Digital Data through our SaaS and DaaS offerings as well.

We generate revenue primarily through paid annual subscriptions to Similarweb Digital Data via our delivery methods across various pricing tiers based on feature set, geographic coverage and number of users. In addition, we have a free offering that offers access to a wide range of basic services, providing customers with a subset of the robust insights and analytics offered by our feature-rich paid subscriptions. Our free offering is intended to drive awareness and to enable potential customers to realize the value they can derive from our paid offerings.

We have a highly efficient dual-pronged sales approach with both inbound and outbound sales motions, which includes a global sales force supported by a team of technical and data experts. Our direct sales team engages with our largest customers while our inside sales team engages with our smaller customers. Following the initial sale, we engage with our customers regularly through support services, self-service product education, and proactive account management team check-ins. As part of this approach, we also seek to upsell customers to new solutions, building upon the value of Similarweb Digital Data to their business objectives and a desire to add additional feature sets, geographic coverage, users and categories of digital data and analytics solutions.

We sell to companies across a wide range of industries such as retail, consumer packaged goods, consumer finance, consultancies, marketing and advertising agencies, media and publishers, business-to-business software, payment processors, travel, and institutional investors. As of December 31, 2022, we had 4,049 paying customers.
Our business has grown rapidly and is transitioning towards the simultaneous pursuit of growth and profitability. For the year ended December 31, 2021, we grew our revenue by 47% compared to the year ended December 31, 2020 and 40% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Additionally, we have $140.4 million and $87.6 million in cash, cash equivalents and restricted deposits as of December 31, 2021 and 2022, respectively. We generated revenue of $93.5 million, $137.7 million and $193.2 million in the years ended December 31, 2020, 2021 and 2022, respectively. We had negative operating cash flow of $3.8 million, $27.6 million and $46.1 million and had negative free cash flow of $4.9 million, $30.4 million and $77.2 million in years ended December 31, 2020, 2021 and 2022, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2020, 2021 and 2022, our net loss was $22.0 million, $69.0 million and $83.7 million, respectively. These results reflect our investments in employee hiring to drive our future growth, especially in our solutions development and customer acquisition areas, which support acceleration of our annual recurring revenue (“ARR”), customer growth, and higher net retention rate (“NRR”).
Our Market Opportunity
We believe that through our delivery of Similarweb Digital Data we provide businesses with mission critical insights to make better decisions in today’s macroeconomic environment, which will be used by companies of all sizes across most industries. We estimate that the current total addressable market, or TAM, for our offerings is approximately $44 billion. We calculate our market opportunity by using the total number of global companies with 100 or more employees, which we determined by referencing independent industry data from the S&P Capital IQ database. We then multiply the number of companies by our current average revenue per customer.
We believe there are several key trends in the global macroeconomic environment generating additional growth in our TAM and increasing the potential demand for our solutions:

• Growing Recognition of Analytics and Data-Informed Business Decisioning. Due to the pervasive digital transformation that nearly all industries are experiencing, we believe businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. We believe businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their strategy, sales and marketing workflows.
• Growth in Data Creation and Applications. We believe that as a result of the increasing recognition of data’s value, the volume of data sets being collected and assembled continues to increase. Not only is the size of these data sets significantly large, but the data being collected covers a wider range of topics and subjects. Driven in large part by the global trend of an "Internet of Things”, the proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at their fingertips but often have to rely on large scale providers to help them curate, match, append and create insights in order to convert that data into improved outcomes.
• Advances in Analytical Capabilities Unlocking the Value of Data. The combination of increasingly available data sets with effective artificial intelligence and machine learning capabilities allows for the generation of mission critical insights integrated into clients’ workflows. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes. Further, for various strategic and other reasons, some businesses may prefer the delivery of certain types of data and analytics with a distinct layer of independence and/or objectivity included as part of the value created by the provider.
We believe that due to our differentiated capabilities and our long-term client relationships, we are well-positioned to capture this market opportunity and benefit from these long-term trends.
Further, we believe we have the opportunity to increase our penetration within our potential customer base and are addressing a very small portion of our market opportunity today. We believe over the longer term the expanded market potential for our services will manifest within the intersections of the markets for business intelligence software, marketing research and analysis services, sales intelligence software and services, marketing analytics software, audience analytics and alternative data for investors. From a top down perspective this potential participation in these relevant markets over time approaches a combined $100 billion per reports and analysis published by MarketsandMarkets, Future Market Insights, Statista, Research and Markets, and Grand View Research.
Our Data Business
In order to power business decisions that build strategy, accelerate customer acquisition, and maximize monetization, we have created a comprehensive view of the digital landscape, which consists of Similarweb Digital Data. We collect real-time digital signals of interactions and transactions on millions of websites and mobile apps, and analyze billions of search terms, digital ads, eCommerce product stock keeping units, or SKUs, articles and content pages across digital platforms, channels, industries and geographies. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which we deliver through SaaS, DaaS, or Advisory Services to our customers. Over the last 11 years, we have spent substantial resources to establish our data sets, methodology and leading technology. Our unique, multi-dimensional approach to analyzing the digital world leverages the experience of a team of PhDs and data scientists to cleanse and model vast amounts of data collected into reliable and actionable insights which comprises Similarweb Digital Data.

Data Collection
We design our system to collect a diversified universe of digital data signals, constructed of statistically representative data sets that draw from sources across countries, industries, user groups and devices . We have been proactive in diversifying our data inputs such that the metrics we present in our solutions are derived from multiple sources and are self-adjusting to changes in the market. We do not acquire a significant portion of our data from a single data partner or group of data partners, and routinely enter into agreements with additional data partners. Our sources represent over 3 billion digital interactions and transactions per day and 1 million events per minute.

We collect our data across sources that we classify in four distinct categories:
• First-party direct measurement data and analytics that millions of websites and mobile app owners share with Similarweb directly, giving us certain visibility into specific websites and mobile apps:
Millions of website and app owners share their aggregated first-party analytics directly with us. These direct measurement tools feed our machine learning algorithms and enrich our data and analytics solutions. In addition, many of these companies who share with us their first-party analytics data regarding their website traffic also choose to have us publicly share that data on our platform, and we believe they do so given our high brand awareness and popular free offering, and because these companies monetize traffic. As part of the process in which most website and app owners register as Similarweb users, they indicate whether they are willing to share their first party direct measurement data (such as data provided by Google Analytics) with us; the data in this category comes from those that opt to allow such access.
• Contributory network of a collection of consumer products that aggregate de-identified or anonymous device behavioral data:
We aggregate de-identified or anonymous traffic data from a collection of proprietary and third-party consumer-oriented desktop products and mobile apps. These consumer products and apps generally are provided in exchange for the ability to gather de-identified or anonymous users' digital activity. The data collected is used to understand website and app usage and traffic sources. This data is sourced from diverse audiences to maintain an accurate and consistent view of the digital world over time. The data in this category is collected pursuant to the terms of use of the respective apps or products, which enable the use of de-identified or anonymous data subject to the terms of their privacy policies.

• Public data capture where we use advanced algorithmic and proprietary technology that captures and indexes public data from hundreds of millions of websites and apps:
Our public data sources represent an aggregation of online information available to the public. We employ algorithmic and proprietary automated techniques to capture and index publicly-available data from billions of web pages and apps every month. These data sources help us to further refine our predictive models.
• Partnerships with a global network of companies that collect digital signals:
We partner with a global network of companies that capture digital data points and provide us with additional data from three data types (first-party direct measurement data, contributory network data and public data) to supplement our own direct data collection, and to provide us with additional types of data to help us understand behavior across the digital world. These partners include consumer apps, internet operators, measurement companies and demand-side platforms that aggregate behavioral data across websites and apps. We partner with these companies pursuant to data license or similar agreements. As part of the process of contracting with such companies, we conduct due diligence on their data collection processes and privacy practices and require representations and warranties with respect to those matters in the agreements that we enter into with them.
Data synthesis
In addition to creating robust data collection methodologies, we have built sophisticated machine learning algorithms that synthesize data inputs collected for further modeling.
• Cleaning the inputs to remove abnormal data points, behavior anomalies and to confirm the de-identification or anonymization of any personal data.
• Matching the data points in a sequential order to identify meaningful behavioral sequences or transactional streams of events.
• Pre-Processing the billions of data points for estimation with our proprietary URL classification system to measure website traffic by acquisition channel.
• Blending of multiple sources and historical digital signals to attain a comprehensive learning set of digital signals.
This process aggregates these mixed data sources and types into a single data set at the website or mobile app level, removing irregularities.
Data modeling
After data has been normalized and synthesized it is then run through our specialized machine learning training to generate predictive models that provide a consistent view of the digital world over time. This process includes:
• Training machine learning models continuously refining for irregularities and estimation of biases in the digital signals.
• Blending models for refined accuracy and consistency of our industry-leading estimations.
• Reporting key insights across countries, industries, user groups and devices for a comprehensive view of the digital world.
This final process results in the finished product of Similarweb Digital Data that is ready for delivery, spanning the categories below.

Data delivery
After our data transformation engine generates powerful, ready-to-use insights in the form of Similarweb Digital Data, we then deliver it through our SaaS, DaaS or advisory services methods to help companies make critical decisions about business strategy, customer acquisition, and monetization. Our delivery models include:
• Software-as-a-Service. Our SaaS solutions help businesses accelerate their growth, empowering our users to discover and capture the best business opportunities and proactively respond to emerging threats to the business. These solutions are powered by our proprietary technology that analyzes billions of digital interactions and transactions every day, from millions of websites and apps, and turns these digital signals into actionable insights. Our digital data and analytics solutions address the needs of users across entire organizations, from entry-level employees to the C-suite. Our solutions are easy to use and integrated into our users’ workflows for seamless adoption and maximum business impact. They provide a unified view of the digital world to power data-driven decision-making. Our SaaS solutions include:
• Digital Research Intelligence. Allows senior leaders, strategy, business intelligence, and consumer insights teams to benchmark performance against competitors and market leaders, analyze trends in the market, conduct deeper research into specific companies and analyze audience behavior. This solution is used primarily to build strategy.
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
• Digital Marketing Intelligence. Allows marketing leaders, search engine optimization, or SEO, and content managers, pay-per-click, or PPC, and performance marketers, affiliate marketers and media buyers to understand their competitors’ online acquisition strategies in each marketing channel, including search keyword optimization, affiliate optimization and advertising and media buying strategies, and optimize their own strategies in response. This solution is used primarily to enhance customer acquisition.

Examples of business objectives and questions that can be addressed by our Digital Marketing Intelligence solution include:

Marketing spend planning	•“Are my competitors generating more efficient acquisition gains from paid or organic channels?” •“From which marketing channel do travel businesses get the most traffic?”
User acquisition optimization	•“Which keywords drive the most traffic share for shoe companies?” •“Which digital ad types perform the best for luxury brands?”
Traffic loss mitigation	•“From which of my top keywords are competitors stealing traffic share?” •“Which of my affiliate partners are shifting traffic to competitors?”
• Sales Intelligence. Allows sales management and operations, sales representatives and account management teams to access relevant buying signals and digital insights of their customers in order to generate more leads more quickly, enrich leads automatically and collaboratively engage with prospects and customers. This solution is used primarily to enhance customer acquisition.

Examples of business objectives and questions that can be addressed by our Sales Intelligence solution include:

Pipeline generation	•“How can I identify the fastest growing eCommerce companies, so that I can target them?” •“Which companies outside my CRM fit my ideal customer profile?”
Win rate optimization	•“How can I create the most powerful pitch to win my prospect's business?” •“What is the most important factor for my prospect’s buying decision?”
Relationship building & Retention maximization	•“When should I engage my customers to ensure the best conversion?” •“In what additional offerings would my customer be interested?”

• Shopper Intelligence. Allows digital commerce leadership and category and product managers to analyze a complete view of their customers’ digital journeys, monitor consumer demand, increase brand visibility in the search process and optimize category and product level conversion in the purchase process. This solution is used primarily to maximize monetization.

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

• Investor Intelligence. Allows portfolio managers, investment professionals, data scientists and research analysts to access an end-to-end view of market, sector or company performance in order to ideate and monitor investment opportunities, forecast market performance and perform due diligence. This solution is used primarily to maximize monetization.
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
Similarweb Digital Data SaaS Solutions

• Data-as-a-Service. We enable businesses to create their own view of the digital world at scale with large, configurable, structured, granular data tables of Similarweb Digital Data that are easily delivered to their data lake. We offer self-operated access via our batch API, rest API and AWS Data Exchange and through Snowflake and AWS Data Exchange marketplace applications. We also provide Similarweb administered access through data feeds and custom delivery modes. Direct access to Similarweb Digital Data enables our customers to configure their own approaches to making their critical business decisions.

• Advisory Services. When businesses request our assistance with problems for which we have not yet productized a solution, they often partner with our Advisory Services team to unlock premium analyses from Similarweb Digital Data. Our Advisory Services team provides custom embedded consulting engagements that are tailored to meet specific business needs. Our leading experts in online data analysis work directly with customers to frame and solve their core business challenges. We work alongside our customers' teams to help them make critical business decisions. From these engagements, the majority of which provide an additional source of recurring revenue, we regularly utilize the work done to create scalable productized solutions to further expand into our TAM.

Our Competitive Strengths
We believe our robust data repository and our unique prediction models powered by machine learning represents a significant competitive advantage and makes us the de facto standard for powering decisions with data from the digital world. We have aggregated data for over eleven years and have amassed a quality and quantity of digital data in our corpus that we believe is nearly impossible to replicate. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which is delivered through Software-as-a-Service (SaaS), Data-as-a-Service (DaaS), or Advisory Services, and is:
• Timely. Digital interactions and transactions generate massive quantities of data, and because of the high velocity of the digital economy, this information quickly becomes out-of-date. As a result of the diversity and scale of data, as well as the need to keep the data current, it is extremely difficult to build and maintain a comprehensive view of all digital activity. We capture digital signals as they occur and provide our customers with timely insights into the digital world that allow them to take action. Within 72 hours of a transaction or interaction, our platform analyzes relevant data and provides actionable insights to our users. In order to be able to make mission critical decisions, our customers rely on the insights they derive from Similarweb Digital Data to be timely and relevant. Fresh data enables companies to be flexible and proactive in responding to developing trends and see the impact of their decisions as they occur. These timely insights make us essential in decision-making processes and drive increased usage by our customers.
• Comprehensive. Similarweb Digital Data is powered by a comprehensive set of data points that is:
• Multi-industry. Our data set covers virtually every industry and includes additional granularity on sub-industries and companies, providing our customers with a comprehensive understanding of their market and adjacent competitive landscapes.
• Global. Our data set provides global and country-specific views of digital activity helping our customers create strategies across virtually any geography.
• Multi-platform. We are able to generate a robust data set by aggregating data from all of the various sources that people use to interact and transact digitally. We collect data across desktop, mobile web, iOS and Android, allowing us to provide our customers with a complete picture of digital activity.
• Multi-channel. We analyze data across a variety of channels, including direct traffic, organic and paid search, referrals, display banners, video, e-mail and social media. By measuring engagement across digital channels, we are able to deliver deeper and more valuable insights than point solutions that focus on a single channel or subset of channels.
• Intuitive. We deliver powerful insights that customers can access through our various offerings. Our SaaS offering does not require a complex analytical skill set or technical expertise to derive value; rather we offer a consumer-oriented user interface that is delightful to use and easy to understand. This ease of use means that anyone in an organization can easily leverage our SaaS solutions to power data-driven decision-making.

• Proactive. Similarweb Digital Data proactively highlights insights and takeaways in a way that any business user can understand. Our dynamic interface provides all relevant information in a digestible manner, allowing users to have all of the information they need to understand performance and make decisions. Through our machine learning capabilities, we proactively anticipate and deliver relevant data, preventing users from needing to run multiple data queries or know all of the potential questions they need to ask ahead of time. For example, our SaaS sales solution will alert a sales lead to engage a prospective customer based on observation of the right buying signals
.
• Unified. Similarweb Digital Data provides a unified view of digital data and analytics. All members of an organization using our data can see the same output from the same data set, allowing decision-making processes to become easier as everyone has access to the same data. The democratization of access to the digital insights that our platform provides fosters collaboration across hierarchies and teams within an organization and enables us to be the single source of truth.

• Actionable. We not only provide the data, but also offer insights that answer relevant questions to help drive critical business decisions. Customers can easily use our API to integrate our data and insights into their own bespoke analytical models. Our offerings are built to provide granular data including brand, product or page level engagement critical to creation of actionable insights. Additionally, our up-to-date data enables businesses to take action on information while it is still relevant. In today’s fast-moving world, our timely, comprehensive data collection and dynamic insight creation enables organizations to optimize decision-making without compromising on speed.

Our Growth Strategy
We intend to drive the growth of our business through the following strategies:
• Acquire new customers. We believe there is substantial opportunity to continue to grow our customer base. Leveraging our efficient go-to-market function, we plan to bring new customers across all geographies and industries to our platform. Similarweb Digital Data is broadly applicable, tracking digital activity across approximately 210 industries and 190 countries. As digital data and analytics becomes an even greater point of emphasis for companies and investors, we believe we are well-positioned to grow our share within our current market, as well as to add new customers who previously had not been in the market for digital intelligence solutions.
• Expand spend from existing customers. Our large base of current customers represents a significant opportunity for future sales expansion. We aspire to increase the spending by our existing customers as they add more solutions to get even more value from our platform. We have seen a consistent land-and-expand trend with our customers as they generate value from using our platform, and subsequently add additional users and use cases to their subscriptions. We strategically deploy our sales team to offer support and manage our largest accounts, often helping them identify additional opportunities to derive benefits from our solution.
• Continue innovation and technology leadership. Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. While we believe that we have the most comprehensive offering in the market today, we plan to add new features and functionality to continue to drive deeper insights for our customers. We intend to continue to invest in expanding our product and engineering staff to innovate and develop additional solutions that expand our capabilities and facilitate the extension of our platform to new use cases - a number of which emerge from our Advisory Services engagements, where customers partner with us to address their needs.
• Further democratize access. We plan to expand the functionality and accessibility of our platform, enabling even further adoption among existing and new customers. We plan to continually add new types of insights and features to our platform, expanding potential use cases. We believe that by democratizing access to info and insights even further, our platform will become an even more critical component of the decision-making process for businesses worldwide.
• Collect more digital data points. The continuous acquisition and transformation of new and unique digital data points into Similarweb Digital Data drives valuable scale effects for our business. Increased data collection via manual and customer-driven means constantly enhances our data asset. More Similarweb Digital Data leads to more use cases and greater applicability to more business decisions that our current and prospective customers will make.
• Pursue M&A opportunities. We intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive solution and market expansion.
Our Customers
We serve a broad range of customers of all sizes across a variety of industries including agencies & consulting, consumer goods, financial services, media, pharmaceuticals, retail, technology and travel, among others. As of December 31, 2022, we had 4,049 customers globally.
As of December 31, 2022, 337 of our customers generated ARR of $100,000 or more, representing 55% of our total ARR. Most of these larger customers initially began as smaller customers and increased their spending over time as they saw the value of our Similarweb Digital Data. We see a significant opportunity to continue expanding our existing customer spending with a growing number of customers generating ARR of $1 million or more.
For the years ended December 31, 2020, 2021 and 2022, approximately 56%, 56% and 53% of our revenue, respectively, was generated from customers outside of the United States and no single customer generated more than 5% of our revenue.

Our Sales and Marketing Operations
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

We believe that we have a highly efficient sales organization, which includes a global sales force, technical and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately three quarters of our new sales opportunities, where prospective customers display initial interest in our Similarweb Digital Data by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform, solutions and Similarweb Digital Data. We continually engage with our customers post-purchase through support services and proactive account management team check-ins. As part of this engagement, we also seek to identify additional opportunities to upsell customers to new services based upon the value and experience they are deriving from Similarweb Digital Data. It is our belief that such customers may want to add additional feature functionality, geographic coverage, users, and digital data and analytics solutions.
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver ranking and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2022, we attracted over 50 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates evangelists within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
Our marketing efforts focus on establishing our brand, generating awareness, positioning our products in the market, creating demand, and nurturing the Similarweb community. We focus on promoting our free products, which are integral parts of our customer acquisition process, as well as our paid solutions and the functionality they offer. Our marketing team consists primarily of product marketing, demand generation, field and event marketing, communications and solution campaign management. Marketing leverages both online and offline marketing activities such as events and trade shows, seminars and webinars, paid digital advertising, content marketing, search engine optimization, and email marketing. Our content marketing efforts include publication of educational content, white papers, case studies, and blogs. Our marketing team also creates and publishes digital research, backed by insights derived from our Similarweb Digital Data that effectively capture media attention through our public relation efforts. As Similarweb is increasingly recognized by media and analysts as the best source of comprehensive data on activity within the digital world, our earned media coverage has risen significantly. In 2022, Similarweb Digital Data was featured in over 12,000 print and digital articles, including dozens of features in leading publications such as the New York Times, Wall Street Journal, and Financial Times, driving significant brand awareness in our target markets.

Our Competition

As the world shifts to digital we are disrupting manual legacy approaches to making decisions with web and mobile data, with our cloud-based digital data and analytics platform. The approaches we are disrupting include market research companies such as Gfk Group and Kantar Group, traditional media measurement solutions such as Nielsen Corporation and Comscore, Inc., project-based approaches to specific business challenges provided by management consulting companies (e.g. McKinsey & Company, Bain & Company and Accenture plc) and marketing and media buying advertising agencies (e.g. WPP plc, Omnicom Group and Interpublic Group).

While we do not believe there are companies that offer the breadth and depth of digital data and analytics we offer, there are companies addressing narrow market segments such as digital marketing (e.g. SEMrush), or mobile application data (e.g. Data.ai).

We believe we compete favorably, and customers select us based on a number of factors, including:
•market vision and pace of product innovation;
•ability to deliver reliable, timely analytics;
•breadth and depth of digital data across the web and mobile continuum;
•ease of use;
•digital market expertise;
•adaptability to a broad range of use cases;
•brand awareness and reputation;
•scalability and availability;
•pricing and total cost of ownership;
•security and data privacy; and
•quality of customer support.

Our Research and Development Operations
Since our founding, we have invested significantly in building a best-in-class tech platform that creates and delivers Similarweb Digital Data. Leveraging a team of PhDs, data scientists and big data engineers, we have built a proprietary foundation upon which our platform operates.
Our technology platform is predicated on:
• Innovation. We foster an innovative, fast-paced engineering culture, since we began operating. We have consistently developed and delivered cutting-edge capabilities for our users. Our team of PhDs, data scientists and big data engineers first focused on disrupting competitive intelligence across desktop, then added cross-platform capabilities across mobile web and apps, and has since evolved the platform so it integrates into user workflows, with use case-specific products. We release products quickly and constantly refine and improve upon our leading platform.
• Scalability. Our data is load-balanced across two Amazon Web Services regions, and each instance is able to auto-scale to accommodate the full usage of our platform at any time. This processing power allows us to analyze the billions of digital signals that come through our platform daily and analyze them to provide real-time insights to our users.
• Reliability. We fully synchronize data across all regions and employ automatic failover and recovery to ensure that users do not lose their data. As a result, we have had no material downtime in the past three years.

• Security. We have a dedicated data security team that employs the leading data security solutions and technologies to keep our operation and digital assets secured at the highest standards. We encrypt all traffic and use authentication services to keep our platform secure. In addition to our first-party platform, Similarweb’s API integrates with customers’ existing workflows so that they can build their own custom outputs and analyses using our data.

Our Commitment to Privacy
We take pride in our dedication to data privacy compliance. Our data collection strategy and practice is built on the fundamental principle of collecting information about use – not users. We are guided in all of our activities by the doctrine of “privacy by design” – we strive to avoid or minimize the collection of personal data, and to collect only the minimal data needed for the development and maintenance of our solutions and the operation of our business. We devote substantial efforts and resources to ensure the data we collect and how we use and share it is compliant with GDPR, CPRA and other privacy laws and regulations.
•Multi-step verification process is employed to ensure data collected and used does not contain any personally identifiable information, or PII, or that any PII collected is collected and processed in accordance with applicable privacy laws.
•Anonymous and/or de-identified behavioral data is aggregated and analyzed at the site- and app-level.
•We never use the data we collect to power our solutions for individual ad retargeting.

Our Intellectual Property
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

Generally, we do not use patents to protect our intellectual property. As of December 31, 2022, we owned four registered patents and had two pending patent applications: we acquired one patent in the United States and one in Finland from a third party in 2015; and in 2021, we acquired from another third party two patents in the United States and two patent applications in various additional jurisdictions, which are pending as of December 31, 2022. As of December 31, 2022, we owned two registered trademarks in the United States, one of which was acquired from a third party in 2022, and had three trademark applications pending as of such date in the United States; and we owned 23 trademark applications and registered trademarks in various additional jurisdictions.

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

C.Organizational Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report. All ownership is 100%.
D.Property, Plants and Equipment
Our current headquarters is located in Givatayim, Israel, where we lease approximately 141,000 square feet, which lease is set to expire in April 2032. We have other offices including New York, Burlington, London, Sydney, Paris, Tokyo and Singapore. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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
The following section generally discusses our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. A discussion regarding our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021.

Overview
Similarweb is a leader in digital data and analytics powering critical business decisions. We uncover what is happening online and provide every business with the best digital data & analytics to build strategy, optimize customer acquisition and maximize monetization.

At our core, we are a data business. Similarweb Digital Data is both our core product and our fundamental unit of value. To create our proprietary data asset, we collect billions of unprocessed web and mobile data points on companies and products, which include a variety of digital performance indicators on web and mobile, such as traffic and engagement, audience, search, display, content, referrals, and purchasing data points. Our data scientists and engineers transform the unrefined data into the corpus of Similarweb Digital Data using machine learning and artificial intelligence. Our unique approach to digital data acquisition and transformation involves a proprietary mix of data sources and complex data science, operating continuously at scale. We deliver Similarweb Digital Data to our customers via the methods they choose to purchase primarily on a subscription basis. Our customers then use Similarweb Digital Data to power critical decisions for running their businesses.
Today, businesses have access to unprecedented amounts of digital data that they can utilize for decision making. However, the data generally available to them only relates to the performance of their digital properties, such as websites, apps and social media channels that they own. Businesses have almost no visibility into the broader behaviors of consumers, or the digital performance of competitors, partners and other players. As a result, companies frequently operate with a lack of external visibility, impairing their ability to execute on everything from corporate strategy to day-to-day operations. Similarweb eliminates this lack of visibility. Similarweb Digital Data unlocks the digital world by giving organizations the keys to understand and gain insight from all relevant digital activity, and powers critical business decisions that create significant competitive advantages.
Our methods of delivering Similarweb Digital Data consists of three models: SaaS, DaaS, and Advisory Services. Starting with SaaS, we organize our SaaS approach by solutions to business challenges, which include market research, digital marketing, sales lead enrichment, ecommerce analytics, and alternative data for investors. Our SaaS solutions are sold on an annual subscription basis. Businesses utilize our SaaS solutions to enhance the capabilities of their professionals - from business leaders, strategy teams, analysts, marketers, category managers, to salespeople - to quickly and efficiently discover their best growth opportunities, identify potential competitive threats and make critical decisions to acquire customers and grow revenue. Our DaaS solutions provides enterprises and strategic accounts with direct integration of data feeds via API or other means for deployment of Similarweb Digital Data within their organizations through their own internal interfaces. We provide advisory services to businesses that seek embedded assistance with business challenges for which we have not yet productized a solution, or extensively customized data and analytics to accomplish their objectives using Similarweb Digital Data. Our advisory services clients often purchase Similarweb Digital Data through our SaaS and DaaS offerings as well.
We generate recurring revenue primarily from our SaaS subscriptions, which consists of subscription fees from customers utilizing our cloud-based digital data and analytics solutions, and secondarily from our DaaS offering through our API and other direct access to Similarweb Digital Data, all of which include routine customer support.
Paid SaaS subscriptions to our platform powered by Similarweb Digital Data are available in five categories of solutions:
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
We sell subscriptions to these SaaS solutions with pricing tiers based on feature set, geographic coverage and the number of users who have access to them. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. We typically invoice customers in advance for annual increments. As of December 31, 2022, 39% of our Annual Recurring Revenue, or ARR, is generated from customer contracts with multi-year terms, compared to 33% as of December 31, 2021.
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

Our efficient sales organization includes a global sales force, technical, and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately three quarters of our new sales opportunities, where prospective customers display initial interest in our platform by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform and solutions. We continually engage with our customers through support services and proactive account management team check-ins, and often upsell customers to new solutions as they see the value in the platform and want to add additional feature functionality, geographic coverage, users and digital data and analytics solutions.
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension which we own, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver rankings and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2022, we attracted over 25 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates champions within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
We sell to companies across a wide range of industries such as technology, financial services, retail, household products, apparel and institutional investors. For the years ended December 31, 2021 and 2022, no single customer generated more than 5% of our revenue. As of December 31, 2022 we had 4,049 customers. Once a customer starts to realize the value of our Similarweb Digital Data by deploying one of our solutions in their business, they often significantly increase their usage.
Our business has grown rapidly and is transitioning to value innovation, which is the simultaneous pursuit of growth and profitability. For the year ended December 31, 2021, we grew our revenue by 47% compared to the year ended December 31, 2020 and 40% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Additionally, we have $140.4 million and $87.6 million in cash, cash equivalents and restricted deposits as of December 31, 2021 and 2022, respectively. We generated revenue of $93.5 million, $137.7 million and $193.2 million in the years ended December 31, 2020, 2021 and 2022, respectively. We had negative operating cash flow of $3.8 million, $27.6 million and $46.1 million and had negative free cash flow of $4.9 million, $30.4 million and $77.2 million in years ended December 31, 2020, 2021 and 2022, respectively. See the section titled

“—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2020, 2021 and 2022, our net loss was $22.0 million, $69.0 million and $83.7 million, respectively.

Key Factors Affecting Our Performance
Acquire new customers
We believe there is substantial opportunity to continue to grow our customer base. We had 4,049 customers as of December 31, 2022, increasing from 3,487 as of December 31, 2021. We plan to continue our investment in sales and marketing in order to drive new customer acquisition. We intend to grow our base of both inside and field sales representatives, which we believe will drive both geographic and vertical expansion. We believe there is a significant opportunity to expand usage of our platform in the geographies in which we operate. We have made and plan to continue to make investments to expand our global operations across North America, Europe and Asia-Pacific, including in the United States, the United Kingdom, France, Germany, Japan and Australia. In addition, in 2022, we established a presence in Singapore. We are also investing in self-serve offerings and distribution channels. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, and the effectiveness of our marketing efforts.
We define a customer as a separate legal entity that has an active annual or multi-year subscription with us in the period indicated. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. Users of our free offerings are not included in our customer count.
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at the increase in spend from our customers as an indication of the value we provide them over time. As an example, as of December 31, 2022, 337 of our customers generated ARR of $100,000 or more, up from 271 and 187 customers as of December 31, 2021 and 2020, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 2022, customers who generated more than $100,000 in ARR represented 55% of our total ARR, as compared to 37% of our total ARR as of December 31, 2018. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions.

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

We intend to grow our base of account managers to continue to drive adoption and expansion of additional use cases within our customer base. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our Similarweb Digital Data, solutions, competition, pricing and overall changes in our customers’ spending levels.

Continued innovation and technology leadership
Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built highly differentiated data and solutions on a platform that will position us to further expand adoption. We intend to continue to invest in expanding our product and engineering staff to innovate and develop additional data and solutions that increase our capabilities and facilitate the extension of our platform to new use cases. Our future success is dependent on our ability to successfully develop, market and sell existing and new Similarweb Digital Data and solutions to both new and existing customers.
Continued pursuit of growth and profitability
We believe that we have a significant market opportunity ahead of us. We seek to grow revenue by offering a unique value proposition powered by Similarweb Digital Data and to pursue operating profit. We intend to continue to invest to support the organic growth and expansion of our business, to increase revenue, and to scale our operations to support our trajectory. Further, we expect to operate effectively and efficiently and to manage our sales and marketing, research and development, and general and administrative expenses with a view towards achieving profitability and sustained free cash flow generation. We expect that our cost of revenue and operating expenses will fluctuate over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive solution and market expansion.
Components of Our Results of Operations
Revenue
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud-based digital intelligence solutions and other subscription-based solutions, such as API, all of which include routine customer support. Our subscription contracts typically have a term of 12 months and are generally non-cancellable. Customers enter into subscription contracts to gain access to one or more of our subscription-based solutions. Subscription revenue is recognized on a ratable basis over the contractual term of the subscription beginning on the date that our services are made available to the customer assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets.
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
Research and development
Our research and development expenses consist primarily of personnel related costs for our engineering, data science, product and design teams. Additional expenses include consulting and professional fees for third-party development resources and third-party licenses for software development tools. We expect that we will continue to dedicate substantial resources to develop, improve and expand our Similarweb Digital Data and solutions, We anticipate that research and development expenses will decrease as a percentage of revenue over time, as we expect to realize operating leverage in our business.
Sales and marketing
Our sales and marketing expenses consist primarily of personnel related costs for our marketing, sales, account management. Additional expenses include marketing program costs. We expect we will continue to invest in sales and marketing activities to support our growth such as in our inside and field sales and account management teams. We anticipate that sales and marketing expenses will decrease as a percentage of revenue in the near and medium-term.
General and administrative
Our general and administrative expense consists primarily of personnel related costs for our executive, finance, human resources, information technology and legal functions.. We anticipate general and administrative expenses as a percentage of revenue to decrease in the near-term and then stay consistent or modestly decrease thereafter, as we expect to realize operating leverage in our business.
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

Comparison of the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022

Revenue	$137,668	$193,234
Cost of revenue (1)	31,752	53,274
Gross profit	105,916	139,960
Operating expenses:
Research and development (1)	44,378	59,904
Sales and marketing (1)	93,844	122,635
General and administrative (1)	33,801	45,277
Total operating expenses	172,023	227,816
Loss from operations	(66,107)	(87,856)
Other income, net	—	290
Finance (expenses) income, net	(1,891)	4,421
Loss before income taxes	(67,998)	(83,145)
Provision for income taxes	981	516
Net loss	$(68,979)	$(83,661)
(1) Includes share-based compensation expense as follows:

	Year Ended December 31,
	2021	2022
	(in thousands)
Cost of revenue	$211	$599
Research and development	4,058	5,287
Sales and marketing	3,450	5,995
General and administrative	3,452	$5,106
Total share-based compensation expense	$11,171	$16,987

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the period indicated:

	Year Ended December 31,
	2021	2022

Revenue	100.0%	100.0%
Cost of revenue	23.1	27.6
Gross profit	76.9	72.4
Operating expenses:
Research and development	32.2	31.0
Sales and marketing	68.2	63.5
General and administrative	24.6	23.4
Total operating expenses	125.0	117.9
Loss from operations	(48.0)	(45.5)
Other income, net	—	0.2
Finance (expenses) income, net	(1.4)	2.3
Loss before income taxes	(49.4)	(43.0)
Provision for income taxes	0.7	0.3
Net loss	(50.1)%	(43.3)%

Revenue

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Revenue	$137,668	$193,234	$55,566	40.4%

Total revenue increased by $55.6 million, or 40.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increase in our subscription revenue. $29.8 million of that increase was generated from customers in the United States, which increased by 48.7% from $61.1 million in 2021 to $90.9 million in 2022, and an additional $13.0 million of the increase in total revenue was generated from customers in Europe and the United Kingdom, which increased 29.3% from $44.4 million in 2021 to $57.4 million in 2022. We increased the number of paying customers by 16.1% from 3,487 as of December 31, 2021 to 4,049 as of December 31, 2022. The number of customers in the United States increased from 1,085 as of December 31, 2021 to 1,275 as of December 31, 2022. The number of customers in Europe and the United Kingdom increased from 1,194 as of December 31, 2021 to 1,339 as of December 31, 2022.

Costs of revenue

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Cost of revenue	$31,752	$53,274	$21,522	67.8%

Total cost of revenue increased by $21.5 million, or 67.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Our cost of revenue increased primarily due to an increase of $7.7 million in compensation related to an increase in employee headcount, an increase of $0.4 million related to share-based compensation expenses, an increase of $5.2 million related to third-party data providers, an increase of $2.5 million related to our third-party hosting services, and an increase of $3.9 million related to amortization of intangible assets acquired in business combinations. Our gross margin decreased from 76.9% in 2021 to 72.4% in 2022, primarily due to the impact of certain business combinations and partnerships.
Operating expenses
Research and development

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Research and development	$44,378	$59,904	$15,526	35.0%

Research and development expenses increased by $15.5 million, or 35.0%, to $59.9 million for the year ended December 31, 2022, from $44.4 million in the year ended December 31, 2021. The increase was primarily due to an increase of $10.3 million in compensation related to an increase in employee headcount, an increase of $1.2 million in share-based compensation and an increase of $3.0 million related to product development infrastructure and tools.
Sales and marketing

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Sales and marketing	$93,844	$122,635	$28,791	30.7%

Sales and marketing expenses increased by $28.8 million, or 30.7%, to $122.6 million for the year ended December 31, 2022, from $93.8 million in the year ended December 31, 2021. The increase was primarily due to an increase of $19.7 million in compensation related to an increased headcount, an increase of $5.1 million in commission expense, and an increase of $2.5 million in share-based compensation, partially offset by a decrease of $4.9 million in marketing expenses primarily related to a reduction in paid acquisition campaigns.
General and administrative

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
General and administrative	$33,801	$45,277	$11,476	34.0%

General and administrative expenses increased by $11.5 million, or 34.0%, to $45.3 million for the year ended December 31, 2022, from $33.8 million for the year ended December 31, 2021. The increase was primarily due to an increase of $6.5 million in compensation related to an increase in headcount, an increase of $1.7 million in share-based compensation and an increase of $1.3 million related to information systems.

Finance expenses, net

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Finance expenses (income), net	$(1,891)	$4,421	$6,312	(333.8)%

Finance expenses (income), net changed by $6.3 million, or (333.8)%, to $4.4 million of finance income for the year ended December 31, 2022, from $(1.9) million of finance expense for the year ended December 31, 2021. The change was primarily due to a $4.6 million impact from foreign exchange due to the appreciation of the U.S. dollar against the New Israeli Shekel and other currencies, most of which related to the revaluation of the Israeli lease liability.

Provision for income taxes

	Year Ended December 31,		Period-over-Period Change
	2021	2022	$ Change	% Change
	(in thousands)
Provision for income taxes	$981	$516	$(465)	(47.4)%

Provision for income taxes decreased to $0.5 million for the year ended December 31, 2022 from $1.0 million for the year ended December 31, 2021, reflecting an effective tax rate of (1.0)% and (2.0)% for each of the years, respectively.

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
We use non-GAAP operating loss to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that non-GAAP operating loss facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.
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

A reconciliation of non-GAAP operating loss to GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,

	2021	2022
	(in thousands)
Loss from operations	$(66,107)	$(87,856)
Add:
Share-based compensation expenses	11,171	16,987
Retention payments related to business combinations	1,103	2,342
Amortization of intangible assets related to business combinations	608	4,573
Adjustment of fair value of contingent consideration related to business combinations	—	(884)
Non-recurring expenses related to termination of lease agreements and others	315	1,174
Non-recurring fees related to initial public offering	1,214	—
Capital gain on sale of operating equipment	—	(127)
Non-GAAP operating loss	$(51,696)	$(63,791)

Free cash flow
Free cash flow represents net cash used in or provided by operating activities, reduced by capital expenditures and capitalized software development costs, if any. Free cash flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures and amounts capitalized for software development. facilitates comparisons of our liquidity on a period-to-period basis and includes items that we consider to be indicative of our liquidity on an operating basis. We believe that free cash flow is a measure of liquidity that provides useful information to our management, investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Further, our definition of free cash flow may differ from the definitions used by other companies and therefore comparability may be limited. You should consider free cash flow alongside our other GAAP-based financial performance measures, such as net cash used in or provided by operating activities, and our other GAAP financial results.
The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year ended December 31,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(27,625)	$(46,065)
Purchases of property and equipment, net	(2,311)	(28,257)
Capitalized internal use software costs	(502)	(2,919)
Free cash flow	(30,438)	(77,241)

B.Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash payments from our customers, equity issuances and borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity are our cash and borrowings available under the credit facility with Silicon Valley Bank, or SVB, or the SVB Credit Facility.
We believe that our net cash provided by operating activities, cash on hand and availability under our SVB Credit Facility (as assumed by the Bridge Bank, as defined and discussed below) will be adequate to meet our operating, investing and financing needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk factors” and “—Key factors affecting our performance.”
Credit facilities
Credit facility with Silicon Valley Bank
On December 30, 2020, we entered into a Loan and Security Agreement, or the SVB LSA, with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022. The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA.
Under the SVB LSA, which is currently in effect through December 30, 2024, we paid an initial administrative fee of $262,500, and will pay a one-year anniversary fee of $262,500, and an unused facility fee in an amount equal to 0.3% per annum of the average unused portion of the credit facility (if applicable). However, there are no additional fees or penalties payable by us in the event we elect to repay the principal amount outstanding under the SVB LSA prior to its maturity date.
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
The SVB LSA is secured by substantially all of our assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. As of December 31, 2022, we were in compliance with all of our financial covenants under the SVB LSA.
As of December 31, 2022, we had $25.0 million outstanding under the SVB LSA.
On March 10, 2023, the California Department of Financial Protection and Innovation shut down SVB, and the FDIC was appointed as receiver of SVB. On March 12, 2023, the Department of the Treasury, Board of Governors of the Federal Reserve System and the FDIC issued a joint statement noting that, among other things, the FDIC was approved to take action to complete its resolution of SVB in a manner that fully protected all depositors. The joint statement made clear that depositors would have full access to all cash balances on deposit with SVB on March 13, 2023. To effectuate this, the FDIC transferred all the deposits, both insured and uninsured, of SVB to Silicon Valley Bridge Bank, N.A. a bridge bank that will be operated by the FDIC as it markets the institution to potential bidders (the “Bridge Bank”). On March 14, 2023, the Bridge Bank published a notice that stated that it had fully stepped into the shoes of SVB and that all commitments to advance under existing credit agreements will be honored in accordance with and pursuant to the terms thereof. All obligations of the Bridge Bank are backed by the FDIC and the full faith and credit of the US government. Therefore, we do not believe that the closure of SVB has had a material adverse effect on our deposits, credit facility, business or overall financial condition.

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

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2022
Net cash used in operating activities	$(27,625)	$(46,065)
Net cash provided by (used in) investing activities	7,360	(33,009)
Net cash provided by financing activities	125,246	29,117
Effect of exchange rates on cash and cash equivalents	(45)	(1,112)
Net increase (decrease) in cash and cash equivalents	104,936	(51,069)
Cash and cash equivalents at beginning of period	23,943	128,879
Cash and cash equivalents at end of period	$128,879	$77,810

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
Net cash flows used in operating activities increased to $46.1 million for the year ended December 31, 2022, as compared to $27.6 million for the year ended December 31, 2021, primarily due to a $14.7 million increase in incremental net loss.
Investing activities
Net cash used in investing activities during the year ended December 31, 2022 was $33.0 million as compared to net cash provided by investing activities of $7.4 million during the year ended December 31, 2021, primarily due to a $25.9 million increase in capital expenditures, primarily related to our new headquarters in Israel.
Financing activities
Net cash flows provided by financing activities decreased to $29.1 million for the year ended December 31, 2022, as compared to $125.2 million for the year ended December 31, 2021, primarily due to the proceeds from our initial public offering of $150.9 million in 2021, partially offset by credit facility repayments in 2021.

Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2022:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Purchase obligations	12,768	7,302	5,466	—	—
Obligations related to our investments in the new headquarters, net of landlord’s participation in leasehold improvements	997	997	—	—	—
Operating lease commitments	57,262	9,162	11,710	11,536	24,854
Total	71,027	17,461	17,176	11,536	24,854

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
Operating leases
We lease offices in various locations in which we conduct our business. These lease agreements are typically for a term of one year or greater. The aggregate future financial obligations under these lease agreements are reflected above as operating lease commitments.
Our current principal offices consist of a facility of 141,000 square feet located in Givatayim, Israel.

C.Research and Development, Patents and Licenses
Our research and development expenses consist primarily of personnel related costs for our engineering, data science, product and design teams. Additional expenses include consulting and professional fees for third-party development resources and third-party licenses for software development tools. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand our Similarweb Digital Data and solutions. We also anticipate that research and development expenses will decrease as a percentage of revenue, as we expect to realize operating leverage in our business.
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

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.
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
Sales commissions earned by our sales force are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. We determined the period of benefit by taking into consideration the length of its customer contracts and its technology lifecycle. Amounts expected to be recognized in excess of one year of the balance sheet date are recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is recorded in sales and marketing expense within the accompanying consolidated statement of operations. We have elected to apply the practical expedient allowed by ASC 606 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.
Share-based compensation
We account for share-based compensation in accordance with ASC Topic 718, “Compensation-Stock Compensation.” Share based awards are mainly granted to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options on the date of grant using the Black-Scholes option-pricing model. The fair value of each restricted stock unit (“RSU”) and performance stock unit (“PSU”) is based on the fair value of the underlying ordinary shares as of the grant date. The expense is recognized over the requisite service period using the straight-line method for RSUs and the graded vesting attribution method for PSUs. The requisite service period for share options is generally four years. We recognize forfeitures as they occur. We calculate the fair value of our Employee Share Purchase Plan, or ESPP, on the date of grant using the Monte-Carlo simulation, and the expense is recognized over the requisite service period using a straight-line method.
The Black-Scholes option-pricing model requires us to make a number of assumptions. Prior to the IPO, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the IPO, the fair value of each ordinary share was based on the closing price of our publicly traded ordinary shares as reported on the date of the grant. Additional assumptions include the expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value share options and ESPP upon each grant of share options.

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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is 3 years as of December 31, 2022. We evaluate the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
We did not recognize any impairments to internal-use software during the years ended December 31, 2020, 2021 and 2022.
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
We did not recognize any impairment charges to goodwill during the years ended December 31, 2020, 2021 and 2022.
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
Foreign currency and exchange risk
Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds, Euros and Japanese Yen. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our net loss of $9.5 million and $13.6 million, for the years ended December 31, 2021 and 2022, respectively.

Interest rate risk
As of December 31, 2021 and 2022, we had cash and cash equivalents and restricted deposits of $140.4 million and $87.6 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We had $25.0 million of outstanding borrowings under the SVB LSA as of December 31, 2022. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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

Item 6.  Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name and position of each of our executive officers and directors as of December 31, 2022:

Name	Age	Position
Executive Officers
Or Offer	39	Co-Founder, Chief Executive Officer and Director
Benjamin Seror	43	Co-Founder, Chief Product Officer and Chief Marketing Officer
Jason Schwartz	51	Chief Financial Officer
Directors
Joshua Alliance	33	Director
Harel Beit-On	63	Director
Russell Dreisenstock	54	Director
Gili Iohan	47	Director
Sanju Bansal	57	Director
Tzipi Ozer-Armon	57	Director
Joe Del Preto	47	Director

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
Benjamin Seror is one of our co-founders and has served as our Chief Product Officer since September 2012 and our Chief Product & Marketing Officer since September 2022. Prior to co-founding Similarweb, Mr. Seror led the design and development of several multi-screen ad networks, including Red Loop Media from December 2011 to October 2012 and Amdocs from June 2007 to January 2009. Prior to Red Loop Media, Mr. Seror led the design and development of Causebee Ltd, a company focused on helping non-profit organizations raise money through digital means from January 2009 to December 2011. Mr. Seror holds a B.S. and M.S. in Applied Mathematics from University Paris IX (Dauphine) and ENSAE (Ecole Nationale de La Statistiques appliquee a l’economie).
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

Directors
Joshua Alliance has served as a member of our board of directors since October 2011. Mr. Alliance also serves as a Non-Executive director of N Brown Group plc as well as a member of the board of directors of a number of private companies, including SparkBeyond, Woo.io and Moon Active. He has previously served as a board member of Spot.IM, where he served from June 2012 to June 2018, and WorkAngel Technology, where he served from November 2012 to its sale in July 2017. He served as Head of Innovation of N Brown Group plc from May 2015 through November 2020. Mr. Alliance received his bachelors at The University of Manchester.
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
Russell Dreisenstock has served as a member of our board of directors since March 2017. From 2016 to 2019, Mr. Dreisenstock has served as the Head of International Investments at Naspers Ventures, partnering with entrepreneurs to build leading technology companies in high-growth markets. Since 2019, Mr. Dreisenstock has headed the global investing activities for the Prosus Food Segment. Mr Dreisenstock is a Board Director of India based education company Think and Learn trading as Byju’s. Mr. Dreisenstock received his CA (SA) in B.Compt. with Honors from the University of South Africa.
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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2022, was approximately $12.4 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2021 and paid during the year ended December 31, 2022). This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
•Mr. Or Offer, Co-Founder, Chief Executive Officer and Director. Compensation expenses recorded in 2022 of $356 in salary expenses and $91 in social benefits costs.
•Mr. Benjamin Seror, Co-Founder, Chief Product Officer and Chief Marketing Officer. Compensation expenses recorded in 2022 of $303 in salary expenses and $79 in social benefits costs.
•Ms. Carrie Lazorchak, Chief Revenue Officer. Compensation expenses recorded in 2022 of $425 in salary expenses and $28 in social benefits costs.
•Mr. Jason Schwartz, Chief Financial Officer. Compensation expenses recorded in 2022 of $356 in salary expenses and $91 in social benefits costs.
•Mr. Uri Perelman, Chief M&A and Corporate Development Officer. Compensation expenses recorded in 2022 of $300 in salary expenses and $21 in social benefits costs.
During the year ended December 31, 2022, the Covered Executives were granted an aggregate of 648,068 restricted share units under our 2021 Share Incentive Plan, or the 2021 Plan.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2022 cash bonus expenses for Mr. Or Offer, Mr. Benjamin Seror, Ms. Carrie Lazorchak, Mr. Jason Schwartz, and Mr. Uri Perelman, as provided for in our 2022 financial statements (but due during 2023), were $101, $35, $241, $76 and $75, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for options and restricted share units granted to Mr. Or Offer, Mr. Benjamin Seror, Ms. Carrie Lazorchak, Mr. Jason Schwartz, and Mr. Uri Perelman of $2,123, $1,458, $710, $616 and $528, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2022-2025 on account of the 2022 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 per membership of the audit committee, $10,000 per membership of the compensation committee and $10,000 per membership of the nominating and governance committee, or a general committee membership fee of $10,000 for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $300,000 which shall vest annually over a period of three years (the “Initial Grant”), and on any following anniversary of their appointment or election (provided the director is still in office) with annual equity awards at a value of up to $200,000, or up to $300,000 to the chairperson of the board of directors, which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee director, who serves on a board committee, shall be granted with the Initial Grant and the Annual Grant as detailed above. The awards shall be accelerated in certain change of control events.
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

Additionally, we are a “foreign private issuer” (as such term is defined in Rule 405 of the Securities Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NYSE corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to the nominating/corporate governance committee composition requirements. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). In addition, whereas the NYSE rules require the nominating/corporate governance committee to be composed entirely of independent directors, it is not required under the Companies Law, and as such, our board of directors will appoint the members of our nominating and corporate governance committee. As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under the NYSE rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

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

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than three and no more than 11 directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:
•the Class I directors are Joshua Alliance and Russell Dreisenstock and their terms will expire at the annual general meeting of shareholders to be held in 2025;
•the Class II directors are Harel Beit-On, Gili Iohan, and Joe Del Preto and their terms will expire at our annual meeting of shareholders to be held in 2023; and

•the Class III directors are Or Offer, Sanju Bansal, and Tzipi Ozer-Armon and their terms will expire at our annual meeting of shareholders to be held in 2024.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. However, in the event of a contested election, the following rules will apply instead:

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

Under our amended and restated articles of association to, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number stated in our articles of association) may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to opt out from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit and compensation committees of the board of directors. Our election to exempt our company from compliance with the external director requirements can be reversed at any time by our board of directors or in the event that a shareholder becomes a “controlling shareholder”.

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
Our compensation committee consists of Russell Dreisenstock, Gili Iohan, Tzipi Ozer-Armon, Sanju Bansal, and Joe Del Preto. Tzipi Ozer-Armon serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the NYSE rules, including the additional independence requirements applicable to the members of a compensation committee.
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
If a company that initially offers its securities to the public adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, like us, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is so adopted, then it will remain in effect for a term of five years from the date such company becomes a public company.
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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (1) a holder of 5% or more of the issued share capital or voting power in a company, (2) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (3) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2022, Mrs. Sharon Cohen, CPA from Deloitte Israel & Co. is acting as our internal auditor.
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
As of December 31, 2022, we had 1,017 employees, including 618 in Israel, 218 in the United States, 113 in Europe and 68 in Asia Pacific. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
Inclusion and Diversity. We aspire to be a diverse, equitable, and inclusive company where employees are empowered to bring their whole, authentic selves to work every day. At Similarweb, we believe in the people who work for us. As part of our investment in our people, we focus on the diversity, equity, and inclusion of our workforce. By recognizing and celebrating our differences, we seek to cultivate an environment where our employees feel comfortable. We sponsor and host employee resource groups, which are groups of our employees that voluntarily join together based on shared characteristics, life experiences or interest around particular activities.
Corporate Social and Environmental Responsibility. We seek to promote corporate values that focus on trust, integrity, collaboration, and corporate social and environmental responsibility. Beyond the creation of our products to assist our customers in effectively competing and succeeding in their respective industries, we seek to do our part to improve the world for current and future generations. For us, that means that we strive toward the goal of protecting our planet by minimizing our environmental impact, striving to contribute our time, talent and resources to strengthen the communities where we do business, and engaging in ethical practices.
Growth and development. We support ongoing development of our workforce with multiple learning solutions within Similarweb, providing opportunities for our employees to improve their technical and professional knowledge, better understand our business and products, and strengthen management and leadership. We provide our employees with continuous learning opportunities that allow them to evolve their career at Similarweb and grow together with us, ensuring that we remain on the cutting edge of digital intelligence. We leverage the knowledge and experience that exists within our employee base to build communities and enhance peer relationships through mentorship, coaching and other knowledge sharing platforms, all of which are customized to meet the needs of our business, culture, and people.
Workforce planning and retention. We provide competitive compensation and benefit packages tailored to the specific jurisdiction of our operations to attract, recruit and retain a diverse and passionate workforce. We encourage open dialogue and empower our employees to share honest feedback to allow us to constantly grow and improve our business. This is part of our culture. We conduct regular employee surveys to solicit feedback and assess employee satisfaction and engagement. We consider the views expressed in the employee surveys when reviewing our people strategy and policies. We may also use employee survey information, headcount data and cost analyses to gain insights into how and where we work.
In addition to the traditional employee benefits, we offer many advantages that support the well-being and overall experience of our employee base. Acting as a global company is one of the most important pillars that our organization stands on and is the foundation of who we are and how we work together. We make sure to stay competitive in every market in which we operate and adopt local employee practices as needed. In addition, we offer our people a global and holistic employee experience through their entire life cycle: from global onboarding training to new employees, to celebration of international holidays and participation in global events, accommodating different cultures and perspectives. Our employees are exposed to a wide range of perspectives, opinions, and cultures, which strengthens our global community as well as helps us better support our customers from around the world.

E.Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation— Equity incentive plans.”

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this Annual Report by:
•each person or entity, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding shares;
•each of our directors and executive officers individually; and
•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or RSUs that are currently exercisable or exercisable within 60 days of February 14, 2023, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 76,803,871 ordinary shares outstanding as of February 14, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of share capital and articles of association—Voting rights.” Unless otherwise noted below, each shareholder’s address is 33 Yitzhak Rabin Rd., Givatayim 5348303, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain relationships and related party transactions.”

Name of Beneficial Owner	Number	%
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	12,908,950	16.8%
Viola Group (2)	11,230,787	14.6%
MIH E-Commerce Holdings B.V. (3)	11,173,265	14.5%
ICP S1, L.P. (4)	5,772,183	7.5%
Joseph Vardi (5)	3,889,000	5.1%
Directors and Executive Officers
Joshua Alliance (6)	12,908,950	16.8%
Harel Beit-On (7)	11,230,787	14.6%
Russell Dreisenstock (8)	11,173,265	14.5%
Gili Iohan (9)	5,772,183	7.5%
Or Offer (10)	6,444,250	8.1%
Jason Schwartz (11)	884,245	1.1%
Benjamin Seror	[*]	[*]
Sanju Bansal	[*]	[*]
Tzipi Ozer-Armon	[*]	[*]
Joe Del Preto	[*]	[*]
All directors and executive officers as a group (10 persons)	48,865,353	60.6%
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
(2) Based on information available to us, represents (a) 2,217,075 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,931,736 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,796,010 ordinary shares held by VG SW, L.P. (“VG LP”); (d) 109,288 ordinary shares held by VG SW GP, L.P.; (e) 176,678 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is 12 c/o Viola Growth Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
(3) Based on information available to us, represents 11,173,265 ordinary shares held by Naspers Ltd. and Prosus N.V. Prosus Ventures is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., which in turn is a wholly-owned subsidiary of MIH Internet Holdings B.V., which is a wholly-owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus Venutres is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Prosus Venutres. Naspers owns 73.6% of the voting rights of Prosus. As a result, ordinary shares of Similarweb Ltd. owned by Naspers Ltd. and Prosus N.V. may be deemed to be beneficially owned by Prosus and Naspers. Prosus is a publicly-traded limited liability company incorporated under the laws of the Netherlands. Naspers is a publicly-traded limited liability company incorporated under the laws of the Republic of South Africa. The address of Prosus N.V. is Gustav Mahlerplein 5, 1082 MS, Amsterdam, The Netherlands and the address for Naspers Ltd. is Media24 Centre 40 Heerengracht, Cape Town 8001, South Africa.
(4) Based on information available to us, represents 5,772,183 ordinary shares held by ION Crossover Partners Ltd. The address is 13th Floor, Building E, 89 Medinat Hayehudim Street, Hertzliyah, Israel.
(5) Based on information available to us, represents 3,889,000 ordinary shares held by Joseph Vardi in an individual capacity.
(6) Consists of shares held by Anglo-Peacock Nominees Limited. See footnote (1) above.
(7) Consists of shares held by entities affiliated with Viola Growth. See footnote (2) above.
(8) Consists of shares held by NNV Holdings B.V. Mr. Dreisenstock disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. See footnote (3) above.
(9) Consists of shares held by ICP S1, L.P. See footnote (4) above.
(10) Based on information reported on a Schedule 13G/A filed February 14, 2023 and information available to us, represents 3,796,106 ordinary shares held by Mr. Offer and 2,648,144 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2023.
(11) Consists of 795,183 ordinary shares issuable upon the exercise of options held by Mr. Schwartz that vest within 60 days of February 14, 2023 and 89,062 ordinary shares issued or issuable upon vest of Restricted Shares Units within 60 days of February 14, 2023.

Record Holders

As of February 14, 2023, 76,803,871 of our ordinary shares were issued and outstanding. Based on the information provided to us by our transfer agent, approximately 39.7% of our total outstanding ordinary shares were held by 30 record holders in the United States, including Cede & Co., the nominee of The Depository Trust Company.

B.Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2022 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Rights of Appointment

Our current board of directors consists of eight (8) directors. Pursuant to our amended and restated articles of association, which were in effect prior to the IPO, certain of our shareholders had rights to appoint members of our board of directors.

All rights to appoint directors and observers terminated upon the closing of the IPO; however, currently serving directors that were appointed prior to the IPO are serving pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

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

Dividend Policy

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, restrictions under our SVB Credit Facility and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of share capital and articles of association—Dividend and liquidation rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Israeli tax considerations—Israeli tax considerations and government programs” for additional information.

B.Significant Changes

    None.

Item 9. The Offer and Listing

A.Offer and Listing Details

Our ordinary shares trade on the New York Stock Exchange under the symbol “SMWB”.

B.Plan of Distribution

Not applicable.

C.Markets

See “—Offer and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference herein.

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
•Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc. (Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). This agreement was modified by the Loan Modification Agreement dated as of November 13, 2022.

•Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein (Exhibit 10.8 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.
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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased or held by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3A of the Israeli Income

Tax Ordinance (New Version) 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, and subject to the obtaining of Israel Innovation Authority approval, a tax deduction for expenditures, including capital expenditures related to research and development, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion of the company; and
•the research and development is carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 5721-1961. Expenditures that do not qualify for special deduction are deductible in equal amounts over three years.

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax benefits programs under the Investment Law. The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. These corporate tax rates shall apply only with respect to the portion of income attributed to the intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority, or the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technological Enterprise” (an enterprise for which total consolidated revenue of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli individual shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, and in the case of non-Israeli shareholders, 20% or such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld on dividend distributed to the company level. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (1) located in Israel; (2) are shares or a right to a share in an Israeli resident corporation, or (3) represent, directly or indirectly, rights to assets located in Israel, unless specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company purchased after the company was listed for trading on a stock exchange outside of Israel should generally be exempt from Israeli tax so long as the capital gains derived from the sale of shares was not attributed to a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:
(i)have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or
(ii)are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a tax treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. In the extent that the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) the withholding tax at source is at rate of 25%. However, a distribution of dividends to non-Israeli residents is subject to tax and withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable partly to income derived from a Preferred (including Preferred Technological) Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in the future in a way that will reduce shareholders’ tax liability.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the U.S. federal income tax purposes for the taxable year ending December 31, 2022. No assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the composition of our assets may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the aggregate fair market value of our assets, including goodwill and other unbooked intangibles for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including transactions we enter into in the future. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

J.    Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.
Foreign Currency and Exchange Risk
Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds, Euros and Japanese Yen. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our net loss of $9.5 million and $13.6 million, for the years ended December 31, 2021 and 2022, respectively.
Interest Rate Risk
As of December 31, 2021 and 2022, we had cash and cash equivalents and restricted deposits of $140.4 million and $87.6 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. We hold such balances in accounts with commercial banks in the United States and foreign countries. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We had $25.0 million outstanding borrowings under the SVB LSA as of December 31, 2022. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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
The Inflation Reduction Act was enacted in the United States on August 16, 2022 and includes a number of provisions that may impact us in the future. We have assessed these impacts for this Annual Report, and do not expect the new law to have a material impact on our financial statements.

Item 12.  Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
On May 12, 2021 we completed an IPO of 8,000,000 ordinary shares, out of which 7,500,000 ordinary shares were offered by the company and additional 500,000 shares were offered as a secondary transaction by our Chief Executive Officer, and 50,531 additional ordinary shares were subsequently sold pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares, sold at an initial public offering price of $22.00 per ordinary share. The ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-255262), which was declared effective by the SEC on May 11, 2021.
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

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404(a) of the Sarbanes-Oxley Act and related rules promulgated by the SEC thereunder, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.
This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. As an emerging growth company, management’s report is not subject to attestation by our independent registered public accounting firm.
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

Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality, employee health and safety, environmental and commitment to sustainability, diversity and inclusion, discrimination and harassment, respect for global human rights and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Business Conduct and Ethics is available on our website at https://ir.similarweb.com/corporate-governance/governance-documents. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services
The consolidated financial statements of Similarweb Ltd. at December 31, 2021 and 2022, and for each the three years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	(in thousands)
Audit Fees	$917	$508
Tax Fees	169	106
All Other Fees	30	28
Total	$1,116	$642
Audit Fees
Audit fees for the years ended December 31, 2021 and 2022 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC, including fees related to the filing of our registration statement on Form F-1 in 2021.
Tax Fees
Tax fees for the years ended December 31, 2021 and 2022 relate to ongoing tax advisory, tax compliance and tax planning services.
All Other Fees
All other fees in the years ended December 31, 2021 and 2022 relate to services in connection with non-audit compliance and review work.
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
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings, the nominating/corporate governance committee composition requirements, and the shareholder approval requirements. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). In addition, whereas the NYSE rules require the nominating/corporate governance committee to be composed entirely of independent directors, it is not required under the Companies Law, and as such, our board of directors will appoint the members of our nominating and corporate governance committee. As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under the NYSE rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

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

Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Form of Amended and Restated Articles of Association of the Registrant	F-1/A	333-255262	3.2	5/10/2021
2.1	Specimen Share Certificate	F-1/A	333-255262	4.1	5/10/2021
2.2	Description of Securities	20-F	001-40394	4.14	3/25/2022
4.1	Form of Indemnification Agreement	F-1/A	333-255262	10.1	5/10/2021
4.2†	2012 Incentive Option Plan	F-1/A	333-255262	10.2	5/10/2021
4.3†	2021 Share Incentive Plan	F-1/A	333-255262	10.3	5/10/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-255262	10.4	5/10/2021
4.5	Compensation Policy for Officers and Directors	F-1/A	333-255262	10.5	5/10/2021
4.6	Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	F-1/A	333-255262	10.6	5/10/2021
4.7	Summary in English of the Lease Agreement, dated as of March 26, 2017 by and between the Registrant and Azrieli Group Ltd.	F-1/A	333-255262	10.7	5/10/2021
4.8	Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein	F-1/A	333-255262	10.8	5/10/2021
4.9	Data Supply & License Agreement, dated as of February 14, 2014, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.9	5/10/2021
4.10	Addendum No.1 to Data Supply & License Agreement, dated as of August 16, 2015, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.10	5/10/2021
4.11	Addendum No. 2 to Data Supply & License Agreement, dated as of January 10, 2017, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.11	5/10/2021

4.12	Mutual Licenses and Services Agreement, dated as of November 24, 2016, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.12	5/10/2021
4.13	Addendum No. 1 to Mutual Licenses and Services Agreement, dated as of July 22, 2019, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.13	5/10/2021
4.14	Summary in English of the Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd.	20-F	001-40394	4.14	3/25/2022
4.15	Loan Modification Agreement, dated November 13, 2022, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.					*
8.1	List of subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
*	Filed herewith.

**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
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
SIMILARWEB LTD.

Date: March 23, 2023	By:	/s/ Or Offer
	Name:	Or Offer
	Title:	Chief Executive Officer

Date: March 23, 2023	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer

Similarweb Ltd.
Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of SIMILARWEB LTD.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Similarweb Ltd. and subsidiaries (the “Company“) as of December 31, 2022 and 2021 and the related consolidated statements of comprehensive income (loss), consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2010

Tel-Aviv, Israel
March 23, 2023

Similarweb Ltd. and Subsidiaries Consolidated balance sheets U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2022

Assets
Current assets:
Cash and cash equivalents	$128,879	$77,810
Restricted deposits	11,474	9,814
Accounts receivable, net	31,017	38,141
Deferred contract costs	8,470	9,789
Prepaid expenses and other current assets	7,847	6,628
Total current assets	187,687	142,182
Property and equipment, net	6,356	31,823
Deferred contract costs, non-current	9,208	8,348
Operating lease right-of-use assets	—	40,823
Intangible assets, net	11,617	9,561
Goodwill	11,318	12,867
Other non-current assets	813	441
Total assets	$226,999	$246,045
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$—	$25,000
Accounts payable	11,303	7,144
Payroll and benefit related liabilities	17,969	18,512
Deferred revenue	76,676	93,195
Other payables and accrued expenses	28,199	27,990
Operating lease liabilities	—	9,091
Total current liabilities	134,147	180,932
Deferred revenue, non-current	2,074	974
Operating lease liabilities, non-current	—	40,075
Deferred rent	2,602	—
Other long-term liabilities	3,262	2,113
Total liabilities	142,085	224,094
Commitments and contingencies (Note 16)
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 and 500,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 74,847,609 and 76,435,940 shares issued as of December 31, 2021 and 2022, respectively; 74,845,441 and 76,433,772 shares outstanding as of December 31, 2021 and 2022, respectively;	205	210
Additional paid-in capital	324,614	345,834
Accumulated other comprehensive income (loss)	160	(367)
Accumulated deficit	(240,065)	(323,726)
Total shareholders' equity	84,914	21,951
Total liabilities and shareholders' equity	$226,999	$246,045
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of comprehensive income (loss) U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2020	2021	2022

Revenue	$93,486	$137,668	$193,234
Cost of revenue	21,417	31,752	53,274
Gross profit	72,069	105,916	139,960
Operating expenses
Research and development	22,086	44,378	59,904
Sales and marketing	53,690	93,844	122,635
General and administrative	15,967	33,801	45,277
Total operating expenses	91,743	172,023	227,816
Loss from operations	(19,674)	(66,107)	(87,856)
Other income, net	—	—	290
Finance (expenses) income, net	(1,682)	(1,891)	4,421
Loss before income taxes	(21,356)	(67,998)	(83,145)
Provision for income taxes	640	981	516
Net loss	$(21,996)	$(68,979)	$(83,661)
Deemed dividend to ordinary and preferred shareholders	$(825)	$—	$—
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.58)	$(1.30)	$(1.10)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	14,442,172	53,201,603	75,718,623

Net loss	$(21,996)	$(68,979)	$(83,661)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(73)	84	(527)
Total other comprehensive (loss) income, net of tax	(73)	84	(527)
Total comprehensive loss	$(22,069)	$(68,895)	$(84,188)

The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity U.S. dollars in thousands (except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	45,786,714	$96,025	13,669,287	$37	$18,846	$149	$(148,265)	$(129,233)
Issuance of Preferred C Shares, net of issuance cost	4,870,328	39,785	—	—	—	—	—	—
Exercise of stock options	—	—	1,656,994	5	1,437	—	—	1,442
Share-based compensation	—	—	—	—	4,800	—	—	4,800
Deemed dividend to ordinary and preferred shareholders	—	—	—	—	825	—	(825)	—
Other comprehensive loss	—	—	—	—	—	(73)	—	(73)
Net loss	—	—	—	—	—	—	(21,996)	(21,996)
Balance at December 31, 2020	50,657,042	135,810	15,326,281	42	25,908	76	(171,086)	(145,060)
Conversion of Convertible Preferred Shares to Ordinary Shares upon IPO	(50,657,042)	(135,810)	50,657,042	136	135,674	—	—	135,810
Issuance of shares in relation to initial public offering, net of issuance costs	—	—	7,550,531	23	150,643	—	—	150,666
Exercise of stock options	—	—	1,311,587	4	1,218	—	—	1,222
Share-based compensation	—	—	—	—	11,171	—	—	11,171
Other comprehensive income	—	—	—	—	—	84	—	84
Net loss	—	—	—	—	—	—	(68,979)	(68,979)
Balance at December 31, 2021	—	—	74,845,441	205	324,614	160	(240,065)	84,914
Exercise of stock options	—	—	1,230,823	4	2,030	—	—	2,034
Issuance of ordinary shares under the employee share purchase plan	—	—	357,508	1	2,082	—	—	2,083
Share-based compensation	—	—	—	—	16,987	—	—	16,987
Other comprehensive loss	—	—	—	—	—	(527)	—	(527)
Deferred costs in relation to initial public offering	—	—	—	—	121	—	—	121
Net loss	—	—	—	—	—	—	(83,661)	(83,661)
Balance at December 31, 2022	—	$—	76,433,772	$210	$345,834	$(367)	$(323,726)	$21,951
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

	Year Ended December 31,
	2020	2021	2022

Cash flows from operating activities:
Net loss	$(21,996)	$(68,979)	$(83,661)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,964	3,167	10,584
Finance (income) expense	(202)	45	1,112
Unrealized loss (gain) from hedging future transactions	313	(23)	(20)
Share-based compensation	4,800	11,171	16,987
Gain on sale of equipment	—	—	(142)
Provision for accrued interest on Credit Facility	2	(53)	—
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	—	—	5,744
Increase in accounts receivable, net	(6,620)	(5,132)	(6,882)
Increase in deferred contract costs	(5,211)	(6,127)	(459)
(Increase) decrease in other current assets	(249)	(5,556)	1,342
(Increase) decrease in other non-current assets	(272)	(412)	372
Increase (decrease) in accounts payable	1,295	6,631	(4,284)
Increase in deferred revenue	12,895	24,384	15,055
Decrease in deferred rent	(443)	(410)	—
Increase (decrease) in other non-current liabilities	327	475	(1,497)
Increase (decrease) in other liabilities and accrued expenses	9,637	13,194	(316)
Net cash used in operating activities	(3,760)	(27,625)	(46,065)
Cash flows from investing activities:
Purchase of property and equipment, net	(748)	(2,311)	(28,257)
Capitalized internal-use software costs	(387)	(502)	(2,919)
(Increase) decrease in restricted deposits	(72)	(10,020)	1,660
(Increase) decrease in short-term investments	(29,553)	30,000	—
Payment for business combinations, net of cash acquired	—	(9,507)	(3,787)
Cash received in relation to business combinations	—	—	294
Purchase of intangible assets	—	(300)	—
Net cash (used in) provided by investing activities	(30,760)	7,360	(33,009)
Cash flows from financing activities:
Proceeds from PPP Loan	1,759	—	—
Repayment of PPP Loan	(1,759)	—	—
Proceeds from exercise of stock options	1,442	1,222	2,034
Proceeds from employee share purchase plan	—	—	2,083
Borrowings under Credit Facility	10,000	30,000	25,000
Repayment of Credit Facility	—	(56,800)	—
Repayment of borrowings assumed in business combinations	—	(112)	—
Proceeds from issuance of Preferred C Shares, net	39,785	—	—
Proceeds from initial public offering, net of underwriting fees, commissions and other issuance costs	—	150,936	—
Net cash provided by financing activities	51,227	125,246	29,117
Effect of exchange rates on cash and cash equivalents	202	(45)	(1,112)

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

Net increase (decrease) in cash and cash equivalents	16,909	104,936	(51,069)
Cash and cash equivalents, beginning of period	7,034	23,943	128,879
Cash and cash equivalents, end of period	$23,943	$128,879	$77,810
Supplemental disclosure of cash flow information:
Interest paid (received), net	$1,148	$531	$(18)
Taxes paid	$190	$468	$485
Supplemental disclosure of non-cash financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$124	$270	$(121)
Additions to operating lease right-of-use assets and liabilities	$—	$—	$9,485
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$—	$116

Schedule A : Business combinations
Working capital deficit, net (excluding cash and cash equivalents)		$(8,865)	$(657)
Cash refund to be received resulting from adjustment to working capital		—	193
Property, plant and equipment		13	43
Goodwill and other intangible assets		20,374	4,361
Deferred taxes, net		(2,015)	(153)
		$9,507	$3,787

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

1.Organization and operations
Similarweb Ltd. (together with its subsidiaries, the “Company”) was incorporated on February 19, 2009 under the laws of the State of Israel and commenced operations on that date. The Company is a leader in digital data and analytics powering critical business decisions. The Company uncovers what is happening online and seeks to provide businesses with the best digital data and analytics to build strategy, optimize customer acquisition and enhance monetization.
On May 11, 2021, the Company completed its initial public offering (“IPO”), pursuant to which it issued and sold 7,500,000 Ordinary Shares at an offering price of $22.00 per share, and an additional 50,531 Ordinary Shares upon the exercise of the underwriters’ option to purchase additional shares. The Company received aggregated proceeds of $150,786, net of underwriting discounts and commissions of $11,627 and other issuance costs of $3,698.
Immediately prior to the closing of the IPO, 2,500,000 Preferred A-1 Shares, 5,051,000 Preferred A-2 Shares, 3,929,000 Preferred A-3 Shares, 6,599,000 Preferred A-4 Shares, 1,247,000 Preferred A-5 Shares, 465,000 Preferred A-6 Shares. 4,672,000 Preferred A-7 Shares, 5,267,000 Preferred A-8 Shares, 4,601,230 Preferred A-9 Shares. 3,151,596 Preferred A-10 Shares, 8,303,888 Preferred B Shares and 4,870,328 Preferred C Shares were converted to Ordinary Shares. The Company’s Ordinary Shares are traded in the New York Stock Exchange under the symbol “SMWB”.
The Company is headquartered in Givatayim, Israel and has operations in various other global locations, including the United States, the United Kingdom, Japan, France, Germany, Australia and Singapore.
2.Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP“). The significant accounting policies applied in the preparation of the consolidated financial statements, are as follows:
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. As of December 31, 2021 and 2022, all of the Company’s subsidiaries are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management’s subjective judgements include, but are not limited to, revenue recognition, income taxes, incremental borrowing rate (“IBR”) under operating lease agreements, internal-use software costs, share-based compensation, the fair value of acquired intangible assets related to business combinations and the determination of useful lives of acquired intangible assets. The Company evaluates its estimates and judgements on an ongoing basis and revises them when necessary. Actual results may differ materially under different assumptions or conditions.
Business and Asset Acquisitions
The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition in accordance with ASC 805, Business Combinations. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets acquired and the assumed liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. The Company accounts for deferred revenue in businesses acquired under the provisions of ASU 2021-08, Topic 805, Business Combinations, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date, unless such contingent consideration include continued service conditions. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration but are accounted for as an expense in the period in which the costs are incurred.

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

The Company did not record any impairment charges to goodwill during the years ended December 31, 2020, 2021 and 2022.
The estimated useful lives of the Company’s intangible assets are as follows:

Customer relationships	3.75-4 years
Brand name	2 years
Database	2.75 years
User panel	3 years
Developed technology	2-4 years

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Property and equipment, net
Property and equipment are stated at cost, net of accumulated depreciation and amortization and accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Computers, software, peripheral and electronic equipment	3 years
Office furniture and equipment	7-15 years
Leasehold improvements	(*)

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
Impairment of long-lived assets
The carrying amounts of the Company’s long-lived assets, including property and equipment, capitalized internal-use software, intangible assets and deferred contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows the asset is expected to generate over its remaining life. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of those assets is reduced to fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the shorter useful life. There were no such impairments for the years ended December 31, 2020, 2021 and 2022.
Financial statements in U.S. dollars
The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts most of its transactions, is determined separately for each Company subsidiary and is used to measure its financial position and operating results. The functional currency of the Company is U.S. Dollars.
Transactions denominated in foreign currencies are initially recorded by the Company at their respective functional currency exchange rates prevailing at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are re-measured at the prevailing functional currency spot rate of exchange as of the reporting date in accordance with ASC Topic 830, Foreign currency matters. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in foreign currencies are recorded in finance (expenses) income, net.
Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.
Cash and cash equivalents
Cash equivalents consist of unrestricted investments in highly liquid short-term investments with original maturities of three months or less when purchased and amounts receivable from payment processors. Interest is accrued as earned.
Restricted deposits
Restricted deposits are primarily invested in certificates of deposit, which mature within one year from the time of purchase and are used as security for the Company’s office leases or other financial commitments.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Accounts receivable, net
Accounts receivable includes billed and unbilled receivables. Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for credit losses, which is estimated based on an analysis of the aging of its accounts receivable, historical write-offs, customer payment patterns, individual customer creditworthiness and current economic trends in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for credit losses was not material as of December 31, 2022.
Deferred contract costs
The Company accounts for costs to obtain revenue contracts in accordance with ASC Topic 340-40, Other assets and deferred costs.
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. The Company determined the period of benefit by taking into consideration the length of its customer contracts, its technology lifecycle and other factors. Amounts expected to be recognized in excess of one year of the balance sheet date are recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is recorded in sales and marketing expense within the accompanying consolidated statements of comprehensive income (loss). The Company has elected to apply the practical expedient allowed by ASC Topic 606, Revenue from contracts with customers according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is three years as of December 31, 2022. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2020, 2021 and 2022, the Company capitalized software development costs of $387, $502 and $2,919 respectively which are included in property and equipment, net in the consolidated balance sheets. Amortization expense for the related capitalized internal-use software for the years ended December 31, 2020, 2021 and 2022 totaled $1,006, $864 and $749, respectively, and is included in cost of revenue in the consolidated statements of comprehensive income (loss).
The Company did not recognize any impairments to internal-use software during the years ended December 31, 2020, 2021 and 2022.
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
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 60 days of invoice. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its products and services, not to receive financing from its customers or to provide customers with financing. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of refund in its contracts.
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
Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

that the Company expects to receive in exchange for those products or services. SaaS subscription and other subscription revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that the service is made available to the customer, since the software is available to the customer on a stand-ready basis throughout the contract term. Payments received in advance of services being rendered are recorded as deferred revenue.
Unbilled accounts receivable represents revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of December 31, 2021 and 2022, the unbilled accounts receivable included within accounts receivable, net were immaterial.
Deferred revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. The Company generally invoices customers in annual installments. Deferred revenue are influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the relevant financial period.
Deferred revenue that will be recognized as revenue during the succeeding twelve-month period is recorded as short-term deferred revenue and the remaining portion is recorded as deferred revenue, non-current.
During the years ended December 31, 2020, 2021 and 2022, the Company recognized revenue of $40,942, $53,145 and $76,676, respectively, which was included in the deferred revenue balances at the beginning of each respective period.
Remaining performance obligation
The Company’s remaining performance obligations are comprised of subscription revenue not yet delivered. As of and December 31, 2022, the aggregate amount of transaction price allocated to remaining performance obligations was $171,029, that the Company expects to recognize as revenue.
The Company expects to recognize 80% of its remaining performance obligations as of December 31, 2022, as revenue during the year ending December 31, 2023, and the remainder thereafter.
Cost of revenue
Cost of revenue primarily consists of costs related to supporting the Company’s cloud-based platform and solutions and include personnel related costs such as salaries, bonuses and benefits, and share-based compensation for employees principally responsible for data acquisition, production, engineering, advisory and technical customer support. In addition, cost of revenue includes third-party service provider costs to the cloud infrastructure provider for hosting the Company’s platform, third-party data providers, amortization of internal-use software and intangible assets and allocated overhead costs.
Research and development
Research and development costs include personnel-related costs associated with the Company’s engineering, data science, product and design teams as well as consulting and professional fees for third-party development resources, third-party licenses for software development tools and allocated overhead costs. Research and development are generally expensed as incurred.
Advertising expenses
Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2020, 2021 and 2022 amounted to $1,093, $8,686 and $3,788, respectively.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Post-employment benefits
The Company accounts for employee related obligations in accordance with ASC Topic 715, Compensation—retirement benefits. Pursuant to Israel’s Severance Pay Law, Company employees in Israel are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, 1963. Accordingly, the Company is required to contribute, on a monthly basis, an amount equal to 8.33% of each employee’s monthly salary to individual accounts held with insurance companies for the benefit of each employee. These contributions release the Company from any future statutory severance payments. The related obligation and amounts deposited on behalf of such obligations are not recorded on the consolidated balance sheets, as they are legally released from obligation to employees once the deposit amounts have been paid. Severance pay expenses for the years ended December 31, 2020, 2021 and 2022, amounted to approximately $2,436, $4,096 and $5,537, respectively.
The Company’s subsidiary maintains a defined contribution plan covering all of its employees in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”). Employees may elect to contribute up to 50% of their pretax salaries to the 401(k) Plan, but generally not greater than $20.5 per year (and an additional amount of $6.5 for employees aged 50 and over), through salary deferrals, subject to statutory limits. The Company matches 100% of employee contributions to the 401(k) Plan up to a limit of 4% of the employees’ eligible compensation. For the years ended December 31, 2020, 2021 and 2022, the Company recorded expense for matching contributions to the plan that amounted to $395, $656 and $873, respectively.
Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases and determines whether an arrangement meets the definition of a lease at inception.
Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, prepaid lease payments and lease incentives. The lease liability is measured based on the discounted present value of the remaining lease payments, which is computed using an IBR based on the information available at the inception of the lease. The Company’s IBR for each leased asset was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the asset was located.
During the periods presented, all of the Company’s lease contracts are accounted for as operating leases. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.
The Company elected the practical expedient not to separate between lease and non-lease components in its lease agreements. The Company did not elect the practical expedient for lease agreements with a term of twelve months or less and recognizes ROU assets and lease liabilities in respect of all lease agreements.
The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. There were no impairment charges during the year ended December 31, 2022.
Share-based compensation
The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—stock compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its share options awards granted to employees, directors, and non-employees. The fair value of restricted share units (“RSUs”), for which vesting depends solely on continued service, and performance restricted share units (“PRSUs”), for which vesting also depends on the achievement of specified performance targets, is based on the closing market value of the underlying shares at the date of grant. The fair value of the Employee Share Purchase Plan (“ESPP”) is based on the Monte-

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Carlo Simulation. The determination of the grant date fair value using an option-pricing model is affected by highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the expected term of the share option, the expected volatility of the price of the Ordinary Shares, risk-free interest rates, and the expected dividend yield of the Ordinary Shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. Share-based compensation for RSUs is recognized on a straight-line basis over the requisite service period, which is generally four years, including awards with graded vesting. Share-based compensation for PRSUs is recognized using the graded vesting attribution method. The Company recognizes forfeitures as they occur.
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
ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company classifies interest and penalties related to unrecognized tax benefits in the provision for income taxes.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Provisions
The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.
Hedge accounting
The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks, primarily the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S Dollar that are associated with forecasted future cash flows and certain existing assets and liabilities for up to twelve months. The Company’s primary objective in entering into such contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not use derivative instruments for trading or speculative purposes. Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, Derivative and Hedging. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of comprehensive income (loss) to which the derivative relates. Derivative instruments that hedge the exposure to variability in the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in finance (expenses) income, net in the consolidated statements of comprehensive income (loss).
Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. The changes in the fair value of these derivatives are recorded, as incurred, in finance (expenses) income, net in the consolidated statements of comprehensive income (loss).
Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.
Fair value measurement
The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, Fair Value Measurement. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.
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
Financial instruments consist of cash equivalents, restricted deposits, accounts receivables, derivative financial instruments, accounts payables, and accrued liabilities. Derivative financial instruments are stated at fair value on a

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

recurring basis. Cash equivalents, restricted deposits, account receivables, account payables, and accrued liabilities are stated at their carrying value and are approximated at fair value.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted deposits, accounts receivable, and derivative instruments. For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits.  For derivative instruments, the Company is exposed to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. Cash and cash equivalents and restricted deposits are maintained, and derivative instruments are transacted, with high-credit-quality financial institutions, primarily in the United States and Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
The Company’s accounts receivables are principally derived from sales to a wide range of customers. The Company does not generally require collateral from its customers and substantially all of its accounts receivables are unsecured. The Company provides an allowance for credit losses based upon management’s experience and estimate of collectability of each account. To date, the Company has not experienced any material losses on its accounts receivables. The risk of collection associated with accounts receivables is mitigated by the diversity and number of customers. The allowance for credit losses was immaterial for the years presented.
No single customer accounted for more than 10% of total revenue for the years ended December 31, 2020, 2021 and 2022. No single customer accounted for more than 10% of accounts receivable as of December 31, 2021 and 2022.
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
Recently adopted accounting pronouncements
As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act (the "JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards. The Company has elected to use extended transition periods permissible under the JOBS Act while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The guidance also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The Company adopted ASU 2017-12 as of January 1, 2021 and the adoption did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The Company adopted ASU 2018-15

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

as of January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20, Debt—Debt with Conversion and Other Options and ASC subtopic 815- 40, Hedging—Contracts in Entity’s Own Equity (“ASC 815”). The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The Company adopted ASU 2020-06 as of January 1, 2021 and the adoption did not have a material impact on the Company consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The Company early adopted ASU 2021-08 in 2021 and applied the guidance to all business combinations occurred during the years ended December 31, 2021 and 2022.
In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-2”), which requires lessees to record all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The Company adopted ASU 2016-02 as of January 1, 2022, using a modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. The Company elected certain practical expedients permitted under the transition guidance within the new guidance, which allowed it to carry forward the historical accounting relating to lease identification and classification for existing leases upon adoption. The Company also elected the practical expedient not to separate between lease and non-lease components in its lease agreements. The adoption resulted in the recognition of operating lease right of use assets and operating lease liabilities that were not previously recognized, which increased total assets and liabilities on its consolidated balance sheets of approximately $37,216 and $40,070, respectively, and decreased deferred rent and deferred credit in amounts of $430 and $2,424, respectively. The adoption did not have a material impact on the Company's consolidated statements of comprehensive income on January 1, 2022.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The Company adopted the standard on January 1, 2022 and the adoption did not have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The Company adopted ASU 2019-12 as of January 1, 2022 and the adoption did not have a material impact on the Company's consolidated financial statements.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.Business Combinations
Acquisition of Embee Mobile
In November 2021, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Embee Mobile Inc. (“Embee”), a company incorporated under the laws of the State of Delaware. Embee is a mobile insights provider and market leader in mobile audience analytics, consumer panel and mobile sampling. The purchase consideration included a cash amount of $9,060, subject to customary closing adjustments and additional contingent consideration payments to shareholders of Embee in the aggregate amount of up to $8,300, to be paid over a two-year period, subject to the achievement of certain milestones. The assets and liabilities and the results of the operations of Embee were consolidated in the Company’s consolidated financial statements commencing as of the date of the acquisition. The fair value of the contingent consideration as of the acquisition date was $7,079 and is measured based on estimated future cash outflows, based upon the probabilities-weighted fair values of multiple discounted cash flow analysis. The extent to which the actual contingent consideration payment differs from the probability-weighted analysis will result in adjustments to this liability in future periods. The contingent consideration was classified as a liability, and as a result was measured at fair value as of the acquisition date and will be remeasured to fair value on each subsequent reporting date until the contingency is settled (Level 3 within fair value hierarchy). In addition, the Company shall pay an amount up to $2,500 for the retention of employees for a period of one to two years following the acquisition. These retention payments are expensed over the requisite service period and are not included in the purchase consideration in accordance with ASC 805.

The following summarizes the purchase price allocation of Embee’s acquisition:

Consideration	Fair Value
Total consideration	$16,139
Less: Cash acquired	(53)
Less: Working capital adjustment during the measurement period	(294)
Total consideration, net of cash acquired	$15,792

Identifiable assets and liabilities assumed
Accounts receivables	$617
Other current assets	89
Deferred commissions	26
Property and equipment	13
Technology (1)	497
User panel (2)	11,202
Goodwill (3)	7,721
Trade payables	(323)
Deferred tax liabilities, net	(2,015)
Deferred revenue	(307)
Other liabilities assumed	(1,728)
Total identifiable assets acquired, net of liabilities assumed	$15,792

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life was estimated at approximately 2 years and is amortized using the straight-line method.
(2) In assessing the value of the user panel, the Company used a cost approach. The user panel’s economic useful life was estimated at approximately 3 years and is amortized using the straight-line method.
(3) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the     acquisition. The Company estimates that the goodwill is non-deductible for tax purposes.
During the year ended December 31, 2022, the Company decreased the goodwill by $294 as a result of a final net working capital adjustment made during the measurement period.
The Company incurred approximately $197 of expenses in relation to the acquisition, all of which were recorded in general and administrative expenses for the year ended December 31, 2021.
Pro forma results of operations related to the Embee acquisition are not presented because they are not material to the Company’s consolidated financial statements.
Acquisition of SimilarTech Assets
In April 2021, the Company entered into an agreement pursuant to which it acquired the business and certain assets and liabilities of SimilarTech Ltd., a related party (“SimilarTech”), which provides web technologies insights and analysis, for a total consideration of $500. In addition, the Company agreed to pay up to $1,000 to a former shareholder of SimilarTech over a period of 9 months following the acquisition, subject to attainment of certain employee retention and performance targets. These payments were expensed over the requisite service period. The acquisition is considered a business combination in accordance with ASC 805.
In connection with the acquisition, the Company recognized total intangible assets of $225 and goodwill in the amount of $435 and net liabilities of $160 in its consolidated balance sheets.
Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two to four years.
Acquisition of Internet Marketing Center
In May 2022, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Internet Marketing Center Ltd. (“IMC”), a company incorporated under the laws of the State of Israel. In addition, the Company entered into an Asset Purchase Agreement pursuant to which it acquired certain assets from Rank Ranger LLC, a limited liability company that is affiliated with IMC through its sole shareholder. IMC is a market leader in search engine optimization and rank tracking. The purchase consideration included a cash amount of $3,963, subject to customary closing adjustments and a subsequent working capital adjustment. In addition, the Company shall pay an amount of up to $1,730 for the retention of the certain executives of IMC for a period of up to two years following the acquisition, and a further amount of up to $865 subject to the achievement of specific future revenue milestones during the retention period.

The fair value of the assets acquired and liabilities assumed for IMC’s acquisition were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement period up to one year from the acquisition date.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following summarizes the purchase price allocation of IMC’s acquisition:

Consideration	Fair Value
Total consideration paid	$3,963
Less: Cash acquired	(176)
Less: Working capital adjustment during the measurement period	(193)
Total consideration, net of cash acquired	$3,594

Identifiable assets acquired, net of liabilities
Accounts receivable	$231
Other current assets	104
Property and equipment	43
Technology (1)	2,035
Customer relationships (2)	424
Brand name (3)	59
Goodwill (4)	1,843
Trade and other payables	(615)
Long term employee benefits	(181)
Deferred tax liabilities	(153)
Other liabilities assumed	(196)
Total identifiable assets acquired, net of liabilities	$3,594

(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life is estimated at approximately 4 years and will be amortized using the straight-line method.

(2) In assessing the value of the customer relationships, the Company used a cost approach. The economic useful life of the customer relationships is estimated at approximately 4 years and will be amortized using the straight-line method.
(3) In assessing the value of the brand name, the Company used an income approach method. The brand name’s economic useful life is estimated at approximately 2 years and will be amortized using the straight-line method.
(4) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the     acquisition. The Company estimates that the goodwill is not deductible for tax purposes.
During the year ended December 31, 2022, the Company decreased the goodwill by $193 as a result of a final net working capital adjustment made during the measurement period.
The Company incurred approximately $142 of expenses in relation to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2022.
Pro forma results of the IMC acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The contribution of IMC to the Company’s consolidated revenue and net loss in the year ended December 31, 2022 was not material.
Contingent considerations
During the year ended December 31, 2022, the Company recorded adjustments of $884 in the fair values of contingent consideration obligations associated with a business combination, all of which were recorded as a decrease in general and administrative expenses. The aggregate fair value of the remaining contingent consideration obligations associated with a business combination was $3,883 at December 31, 2022, which is included within other payables and accrued expenses in the accompanying consolidated balance sheet.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company paid $2,312 of contingent consideration under these agreements during the year ended December 31, 2022.
Other asset acquisitions
During 2021, the Company acquired certain technology and data assets to strengthen its data edge. These acquisitions were not financially significant individually or in the aggregate. Each of these transactions did not meet the definition of business combinations and were therefore accounted for as asset acquisitions. The total consideration paid during the year ended December 31, 2021 for these asset acquisitions was $300. There were no other asset acquisitions during the year ended December 31, 2022.

4.Fair value measurement
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2021
	Level 1	Level 2	Level 3
Financial assets (liabilities):
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	160	—
Foreign currency contracts not designated as hedge instruments, included in prepaid expenses and other current assets	—	1	—
Contingent consideration in relation to business combinations	—	—	$(7,079)
Total financial assets (liabilities)	$—	$161	$(7,079)

	December 31, 2022
	Level 1	Level 2	Level 3
Financial assets (liabilities):
Foreign currency contracts designated as hedge instruments, included in other payables and accrued expenses	—	(346)	—
Contingent consideration in relation to business combinations	—	—	$(3,883)
Total financial assets (liabilities)	$—	$(346)	$(3,883)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.Prepaid expenses or other current assets
Prepaid expenses or other current assets consist of the following:

	December 31,
	2021	2022

Receivables from government authorities	$1,029	$1,047
Prepaid expenses	2,264	2,416
Fair value of future hedging transactions	161	—
Contingent consideration held in escrow	3,800	1,900
Rent deposits	593	1,088
Other	—	177
Total prepaid expenses and other current assets	$7,847	$6,628

6.Deferred contract costs
The following table summarizes deferred contract costs activity:

	December 31,
	2021	2022

Balance at the beginning of the year	$11,525	$17,678
Capitalization of deferred contract costs	13,350	10,100
Amortization of deferred contract costs	(7,197)	(9,641)
Balance at the end of the year	$17,678	$18,137

7.Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2021	2022

Computers and peripheral equipment	$4,922	$6,443
Office furniture and equipment	1,344	2,205
Electronic equipment	228	225
Leasehold improvements	4,434	25,236
Capitalized internal-use software costs	5,370	8,289
Total property and equipment	16,298	42,398
Less: accumulated depreciation and amortization	(9,942)	(10,575)
Total property and equipment, net	$6,356	$31,823

Depreciation and amortization expenses amounted to $1,982, $2,567 and $6,011 for the years ended December 31, 2020, 2021 and 2022, respectively. Depreciation and amortization expenses for the years ended December 31, 2021 and 2022 include $455 and $2,357 of depreciation expenses for leasehold improvements, office furniture and

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

equipment and electronic equipment that were disposed in connection with the Company’s move to its new headquarters in Israel.
8.Goodwill and Intangible assets, net
Goodwill
The following table represents the changes to goodwill:

Carrying Amount

Balance as of December 31, 2020	$2,868
Additions from acquisitions	8,450
Balance as of December 31, 2021	$11,318
Additions from acquisitions	2,036
Adjustments during the measurement period	(487)
Balance as of December 31, 2022	$12,867
Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31, 2021		December 31, 2022
	Intangible Assets	Weighted- Average Remaining Useful Life	Intangible Assets	Weighted- Average Remaining Useful Life
Developed technology	$797	2.21	$2,832	1.93
Customer relationships	17	3.00	440	2.69
Database	208	1.96	208	1.00
User panel	11,202	2.87	11,202	1.92
Brand name	—	0	59	1.38
Total intangible assets	12,224	2.51	14,741	1.78
Less: accumulated amortization	(607)		(5,180)
Total intangible assets, net	$11,617		$9,561

Amortization expenses amounted to $607 and $4,573, for the years ended December 31, 2021 and 2022.
As of December 31, 2022, the expected future amortization expenses for the intangible assets are as follows:

Years ending December 31,
2023	$4,776
2024	4,092
2025	509
2026	$184
Total	$9,561

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

9.Other payables and accrued expenses
Other payables and accrued expenses consist of the following:

	December 31,
	2021	2022

Governmental authorities	$13,717	$14,384
Accrued expenses	5,957	6,809
Contingent consideration related to business combinations	7,079	3,883
Accrued retention bonus related to business combinations	—	497
Fair value of future hedging transactions	—	346
Other	1,446	2,071
Total other payables and accrued expenses	$28,199	$27,990

10.Credit facilities and loans
Leumi credit facility
The Company had a Loan and Security Agreement with Bank Leumi le-Israel B.M. (the “Leumi Credit Facility”), which, as amended, consisted of a revolving credit facility in the aggregate amount of up to $35,000. As of December 31, 2020, the borrowing base of the Leumi Credit Facility was computed based on an advance multiplier of 400% multiplied by the Company’s aggregate monthly recurring revenue (“MRR”), as defined. Outstanding borrowings under the Leumi Credit Facility bear interest, payable on a monthly basis, at a rate of LIBOR plus 4% per annum.
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
Silicon Valley Bank credit facility
In December 2020, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (the “SVB Credit Facility”), which included a revolving credit line facility in the aggregate amount of up to $75,000 (the “Revolving Line”). The borrowing base of the SVB Credit Facility is computed based on advance multiplier of 600% multiplied by the Company’s aggregate monthly recurring revenue less the net retention rate, as defined.
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
During 2021, the Company had drawn $30,000 under the SVB Credit Facility, which was repaid during the 2021.
In November 2022, the Company extended the terms of the SVB Credit Facility through December 31, 2024.
As of December 31, 2022, the Company had $25,000 outstanding debt under the SVB Credit Facility and was in compliance with all of its financial covenants under the SVB Credit Facility.

11.Derivatives and hedging
During 2021 and 2022, the Company entered into forward and cylinder contracts to hedge certain forecasted NIS denominated payroll payments against exchange rate fluctuations of the U.S. dollar, for a period of up to twelve months. The fair value of future hedging transactions is included in other current assets or other payables and accrued expenses, as appropriate. The Company recorded the cash flows associated with these derivatives under operating activities.
The gross notional amounts of the Company’s foreign currency contracts are denominated in NIS and GBP. The notional amounts of outstanding foreign currency contracts in U.S. dollars are as follows:

	December 31,
	2021	2022

Derivatives designated as hedging instruments	$1,817	$2,551
Derivatives not designated as hedging instruments	76	946
Total	$1,893	$3,497

During the years ended December 31, 2020, 2021 and 2022, gains (losses) related to designated hedging instruments were reclassified from accumulated other comprehensive (loss) income when the related expenses were incurred. These gains (losses) were recorded in the consolidated statements of comprehensive income (loss), as follows:

	December 31,
	2020	2021	2022

Cost of revenue	$81	$(10)	$(246)
Research and development	233	(38)	(807)
Sales and marketing	182	(18)	(529)
General and administrative	82	(10)	(361)
Total	$578	$(76)	$(1,943)

During the years ended December 31, 2020, 2021 and 2022, the Company recorded gains (losses) related to non-designated hedging instruments in the amount of $15, $(6) and $(324), respectively, which are classified as finance (expenses) income, net in the consolidated statements of comprehensive income (loss).

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

12.Leases
The Company has entered into various non-cancelable operating leases for its office facilities with expiration dates through April 2032. The components of operating lease costs recorded under operating expenses for the year ended December 31, 2022 were as follows:

Fixed cost and variable payments	$7,617
Short-term lease cost	655
Total operating lease cost	$8,272
The Company’s lease expenses prior to the adoption of ASC Topic 842 were $4,220 and $5,054 for the years ended December 31, 2020, and 2021, respectively.
As of December 31, 2022, the Company’s weighted average remaining lease term was 8.67 years and the weighted average discount rate was 3.79%.
As of December 31, 2022, the minimum lease payments for the Company’s ROU assets over the remaining lease periods are as follows:

2023	$9,162
2024	5,942
2025	5,768
2026	5,768
2027	5,768
2028 and thereafter	24,854
Total undiscounted lease payments	57,262
Less: imputed interest	(8,096)
Present value of lease liabilities	$49,166

13.Share equity incentive plans
In 2010, the Company's Board of Directors approved a Share Option Plan (“the 2010 Plan“), pursuant to which incentive and nonqualified stock options were able to be granted to employees, officers, directors, consultants and other service providers of the Company. In 2012, the Company's Board of Directors approved an Equity Incentive Plan (“the 2012 Plan“), pursuant to which, as amended, incentive and nonqualified share options and restricted share units (“RSUs”) may be granted to employees, officers, directors, consultants and other service providers of the Company or its subsidiaries. The Company reserved an aggregate amount of 17,339,974 shares for issuance under the 2010 Plan and the 2012 Plan, as amended.
In April 2021, the Company’s board of directors approved the 2021 Share Incentive Plan (the “2021 Plan”) which became effective, following shareholders approval, in connection with the Company’s IPO. The Company reserved an aggregate amount of 1,300,000 shares for issuance under the 2021 Plan. The 2021 Plan provides for an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, and (ii) such smaller amount of shares as is determined by the board of directors, if so determined prior to the January 1st of the calendar year in which the increase will occur.
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
The 2010 Plan, 2012 Plan and 2021 Plan are administered by the Company’s board of directors (the “Plan Administrator”). The Plan Administrator determines the exercise price and vesting schedules for share options and RSUs (including PRSUs) granted under the plans on the date of grant. Share options and RSU grants generally vest over a four-year period and generally have contractual terms of ten years.
The following table summarizes share option activity for the years ended December 31, 2021 and 2022:

	December 31,
	2021			2022

	Number of Options	Weighted-Average Exercise Price	Weighted- Average remaining Contractual Term (in years)	Number of Options	Weighted-Average Exercise Price	Weighted- Average remaining Contractual Term (in years)

Outstanding at the beginning of the year	9,874,165	$1.99	6.83	9,981,394	$2.37	6.65
Granted	1,708,500	3.71	—	—	—	—
Exercised	(1,301,233)	0.94	—	(911,307)	2.23	—
Forfeited	(300,038)	3.71	—	(707,157)	3.56	—
Outstanding at the end of the year	9,981,394	$2.37	6.65	8,362,930	$2.28	5.25
Exercisable at the end of the year	6,150,329	$1.99	5.54	7,001,928	$2.18	4.75

The weighted-average grant-date fair value of share options granted was $10.34 per share for the year ended December 31, 2021. No share options were granted during the year ended December 31, 2022.
The fair value of the share options granted in the year ended December 31, 2021 was estimated on the grant date based on the following assumptions:

Volatility	60%
Expected term in years	6.25
Risk-free interest rate	0.55% - 0.92%
Estimated fair value of underlying ordinary shares	12.92 - 24.08
Dividend yield	0%

Expected volatility – The Company performed an analysis of its peer companies with similar expected lives to develop an expected volatility assumption.
Expected term – The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determined the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Risk-free interest rate – Based upon market quoted market yields for the United States Treasury debt securities.
Expected dividend yield – Since the Company has never paid and has no intention to pay cash dividends on ordinary shares in the near term, the expected dividend yield is zero.
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
The following table summarizes information about share options outstanding under the 2012 Plan and 2021 Plan as of December 31, 2021 and 2022:

	Options Outstanding		Options Exercisable
	Number Outstanding at December 31, 2021	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at December 31, 2021	Weighted Average Remaining Contractual Life (Years)
$0.0003	89,000	1.58	89,000	1.58
$0.01	355,700	8.85	155,618	8.85
$0.40	1,149,241	2.05	1,149,241	2.05
$0.60	65,286	3.45	65,286	3.45
$1.43	401,500	8.71	125,468	8.71
$1.90	594,320	3.73	594,320	3.73
$2.17	1,396,871	6.15	1,235,090	6.12
$2.25	117,224	3.24	117,224	3.24
$2.388	489,700	8.69	129,400	8.19
$2.71	2,655,489	6.85	1,936,746	6.76
$3.04	1,401,700	9.08	131,250	9.08
$3.44	248,501	7.36	140,191	6.98
$3.57	748,562	8.60	261,308	8.54
$5.97	79,500	8.91	20,187	8.91
$7.60	184,800	9.08	—	0
$24.08	4,000	9.61	—	0

Total	9,981,394	6.65	6,150,329	5.54

Aggregate intrinsic value	$155,136		$97,907

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Options Outstanding		Options Exercisable
	Number Outstanding at December 31, 2022	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at December 31, 2022	Weighted Average Remaining Contractual Life (Years)

$0.0003	89,000	0.58	89,000	0.58
$0.01	355,700	7.85	244,543	7.85
$0.40	1,078,500	1.12	1,078,500	1.12
$0.60	31,046	1.86	31,046	1.86
$1.43	381,000	7.62	211,468	7.55
$1.90	565,320	2.81	565,320	2.81
$2.17	975,288	5.03	975,288	5.03
$2.25	57,394	3.53	57,394	3.53
$2.388	387,750	7.77	195,900	7.68
$2.71	2,331,732	5.68	2,259,187	5.67
$3.04	1,282,648	7.94	647,691	7.81
$3.44	204,394	6.80	162,650	6.78
$3.57	432,000	1.93	394,841	1.43
$5.97	50,000	7.93	25,312	7.93
$7.60	141,158	7.85	63,788	7.56

Total	8,362,930	5.25	7,001,928	4.75

Aggregate intrinsic value	$34,860		$29,858
Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.
The intrinsic value of the exercised options was $6,440, $23,122 and $8,212 for the years ended December 31, 2020, 2021 and 2022, respectively. The grant-date fair value of vested options was $6,266 and $9,593 for the years ended December 31, 2021 and 2022, respectively.
The total unrecognized compensation cost as of December 31, 2022 was $9,591, which will be recognized over a weighted-average period of 1.73 years.
The following table summarizes RSU (including PRSU) activity for the years ended December 31, 2021 and 2022:

	December 31, 2021	The weighted average fair value at grant date	December 31, 2022	The weighted average fair value at grant date

Outstanding at the beginning of the year	132,500	$7.60	967,797	$18.97
Granted	880,022	20.41	2,678,036	10.66
Vested	(10,354)	11.15	(319,516)	17.91
Forfeited	(34,371)	14.46	(459,337)	15.06
Outstanding at the end of the year	967,797	18.97	2,866,980	12.06
Unvested RSUs	967,797	18.97	2,866,980	12.06

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

As of December 31, 2022, the Company had $26,011 of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 3.11 years.
Employee Share Purchase Plan
In April 2021, the Company’s Board of Directors approved the 2021 Employee Share Purchase Plan (the “ESPP”) which became effective, following shareholder approval, in connection with the Company’s IPO. The Company reserved an aggregate amount of 2,000,000 shares under the ESPP Plan. The number of ordinary shares that are available for sale under the ESPP also includes an annual increase on the first day of each fiscal year beginning with the 2022 fiscal year, equal to the lesser of: (a) 1% of the ordinary shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of ordinary shares as may be determined by the board of directors and (c) 3,000,000 ordinary shares. The ESPP is administered by the Company’s board of directors.
Generally, all of the Company’s employees are eligible to participate if they are customarily employed by the Company, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase ordinary shares under the Company’s ESPP if such employee:
•Immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of the Company or of any parent or subsidiary of the Company; or
•Holds rights to purchase ordinary shares under all employee share purchase plans of the Company or any parent or subsidiary of the Company that accrue at a rate that exceeds $25,000 worth of the Company’s ordinary shares each calendar year in which such rights are outstanding at any time.
The Company issued 357,508 ordinary shares under the ESPP during the year ended December 31, 2022. The Company did not issue any ordinary shares under the ESPP during the year ended December 31, 2021. As of December 31, 2022, 2,390,946 ordinary shares remain available for grant under the ESPP.
The Company recognized $108 and $1,243 of stock-based compensation expense related to the ESPP during the years ended December 31, 2021 and 2022, respectively. Total unrecognized compensation cost related to the ESPP was approximately $275 as of December 31, 2022, and will be recognized as compensation expense over a weighted average period of 0.4 years.
The following table summarizes the share-based compensation recorded in each line item in the accompanying consolidated statements of comprehensive income (loss):

	Year Ended December 31,
	2020	2021	2022

Cost of revenue	$40	$211	$599
Research and development	1,107	4,058	5,287
Sales and marketing	821	3,450	5,995
General and administrative	2,832	3,452	5,106
Total	$4,800	$11,171	$16,987

14.Income taxes
Basis of taxation
The Israeli corporate tax rate was 23% for the years ended December 31, 2020, 2021 and 2022.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Law for the Encouragement of Capital Investments, 1959, (the "Israeli Investment Law"), provides certain incentives for capital investments in production facilities (or other eligible assets).

Amendment 73 to the Israeli Investment Law provides for a preferred income tax rate of either 6% or 12% on income derived from certain intangible assets, subject to certain eligibility criteria. Amendment 73 provides that a technology company satisfying certain conditions should qualify as a “Preferred Technology Enterprises" ("PTE"), granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to certain conditions, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenue of its parent company and all subsidiaries is less than NIS 10 billion. The Company is currently assessing its eligibility for these tax benefits due to its net loss position.

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
The Company has received final income tax assessments in Israel through the year ended December 31, 2017 that are subject to the statute of limitations.
The Company is qualified as an “industrial company” under the Israeli Law for the Encouragement of Industry (Taxation), 1969, and is eligible for certain tax benefits including amortization of goodwill arising from business combinations that are asset acquisitions and deduction of IPO issuance costs for tax purposes.
The components of the net loss before the provision for income taxes for the years ended December 31, 2020, 2021 and 2022 were as follows:

	December 31,
	2020	2021	2022
Domestic	$(23,959)	$(69,245)	$(84,778)
Foreign	2,603	1,247	1,633
Total loss before income taxes	$(21,356)	$(67,998)	$(83,145)

The provision for income taxes for the years ended December 31, 2020, 2021 and 2022 was as follows:

	December 31,
	2020	2021	2022
Current:
Domestic	$—	$11	$109
Foreign	375	569	1,933
Total current income tax expense	375	580	2,042
Deferred:
Domestic	—	—	(24)
Foreign	265	401	(1,502)
Total deferred income tax expense	265	401	(1,526)
Total provision for income taxes	$640	$981	$516

The provision for income taxes consisted primarily of income taxes related to the United States, the United Kingdom and other foreign jurisdictions in which the Company conducts business.
A reconciliation of the Company’s theoretical income tax expense to actual income tax expense for the years ended December 31, 2020, 2021 and 2022 is as follows:

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2020		2021		2022
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(4,912)	23%	$(15,640)	23%	$(19,123)	23%
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	4,283	(20)	13,598	(20)	16,187	(20)
Effect of entities with different tax rates	68	0	125	0	125	0
Non-deductible expenses, net	1,294	(6)	2,439	(4)	3,442	(4)
Income in zero tax rate	—	0%	—	0%	(67)	0%
Change in tax reserve for uncertain tax positions	60	0	101	0	12	0
Other	(153)	0	358	(1)	(60)	0
Total effective income taxes	$640	(3)%	$981	(2)%	$516	(1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2021	2022
Deferred tax assets:
Net operating loss carryforwards	$41,699	$56,542
Research and development expenses	7,995	12,043
Lease liabilities	—	11,394
Accruals and reserves	1,553	1,455
Share-based compensation	669	1,231
Issuance costs	2,368	1,184
Deferred revenue	97	900
Other	—	2
Gross deferred tax assets	54,381	84,751
Valuation allowance	(51,417)	(70,818)
Total deferred tax assets	$2,964	$13,933
Deferred tax liabilities:
Intangible assets	(3,342)	(2,280)
Deferred contract acquisition costs	(2,269)	(2,785)
Property and equipment	(212)	(902)
Right-of-use-assets	—	(9,449)
Other	—	—
Gross deferred tax liabilities	(5,823)	(15,416)
Net deferred taxes	$(2,859)	$(1,483)
A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2021 and 2022 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2020, 2021 and 2022 was an increase of $4,283, $17,151 and $19,401, respectively.
As of December 31, 2022, $8,967 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries as the Company intends to indefinitely reinvest those earnings.
Net operating loss carryforwards
As of December 31, 2022, the Company had generated Israeli net operating loss carryforwards (“NOLs”) of approximately $240,852, which may be carried forward and offset against taxable income in the future for an indefinite period.
As of December 31, 2022, the Company had NOLs in the United States of approximately $3,412. Section 382 of the Internal Revenue Code of 1986, as amended (“IRC Section 382”), imposes restrictions on the utilization of net operating loss carryforwards in the event of an “ownership change” of a corporation. Accordingly, the utilization of the U.S. federal and state net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by IRC Section 382 and similar state provisions.
Other than the aforementioned Israeli NOLs and United States NOLs, the Company has utilized all of its NOLs in other jurisdictions in which it operates as of December 31, 2022.
Unrecognized tax positions
In accordance with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2020, 2021 and 2022.

Unrecognized tax positions
Balance as of January 1, 2020	$242
Increases related to current year tax positions	60
Balance as of December 31, 2020	302
Increases related to current year tax positions	101
Balance as of December 31, 2021	403
Increases related to current year tax positions	12
Additions related to business combinations	193
Balance as of December 31, 2022	$608

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2020, 2021 and 2022, the Company has accumulated $77, $115 and $56, respectively in interest and penalties related to uncertain tax positions.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended December 31,
	2020	2021	2022
	(in thousands, except share and per share data)
Numerator:
Net loss	$(21,996)	$(68,979)	$(83,661)
Deemed dividend	(825)	—	—
Net loss attributable to ordinary shareholders	$(22,821)	$(68,979)	$(83,661)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	14,442,172	53,201,603	75,718,623
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.58)	$(1.30)	$(1.10)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
	2020	2021	2022

Convertible preferred shares	50,657,042	—	—
Outstanding share options	9,874,165	9,981,394	8,362,930
RSUs	132,500	967,797	2,866,980
Treasury stock	2,168	2,168	2,168
Total	60,665,875	10,951,359	11,232,078

16.Commitments and contingencies
Non-cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties mainly for hosting services, as well as software products and services. As of December 31, 2022, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Years ending December 31,
2023	$8,299
2024	3,205
2025	2,261
Total purchase obligations	$13,765

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
17.Related party transactions
In February 2014, the Company entered into an agreement with an affiliate of a shareholder, pursuant to which, as amended, the Company granted the affiliate a SaaS subscription to the Company’s cloud-based platform with a non-exclusive license to access our cloud-based platform for a defined subscription term and agreed to employ certain employees as dedicated resources who provide services to the shareholder. All expenses related to such employees are reimbursed to the Company on actual cost and overhead expenses basis. The term of the agreement continues to December 31, 2024 and may be terminated earlier by the affiliate upon 30 days notice. During the years ended December 31, 2020, 2021 and 2022, the Company recorded revenue of $128, $153 and $195 respectively, from the affiliate, and $592, $580 and $0, respectively, as expense reimbursement for dedicated resources employed by the Company. As of December 31, 2022, the Company has no unsatisfied service obligation related to the dedicated resources and balances owed from the affiliate were immaterial.
Prior to April 2021 (see Note 3), the Company owned 47% of the shares of SimilarTech. In November 2016, the Company entered into an agreement with SimilarTech, pursuant to which the Company provided SimilarTech with a license to use certain intellectual property and infrastructure, while SimilarTech provided the Company with software maintenance services and data derived from the Company’s intellectual property. In July 2019, the Company and SimilarTech entered into an amended agreement pursuant to which, SimilarTech licensed certain additional data and deliverables to the Company. During the years ended December 31, 2020, 2021 and 2022, the Company recorded $331, $85 and $0 respectively, in gross expense pursuant to these agreements, which is included in cost of revenue.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In April 2021, the Company acquired the business and certain assets and liabilities of SimilarTech as discussed in Note 3 above.
18.Segment and geographic information
Revenue attributable to the Company's domicile and other geographic areas based on the location of the buyers was as follows:

	Year Ended December 31,
	2020	2021	2022

United States	$41,439	$61,098	$90,868
Europe	19,998	29,759	38,364
Asia Pacific	16,066	21,560	30,287
United Kingdom	8,802	14,639	19,026
Israel	1,317	2,127	3,129
Other	5,864	8,485	11,560
Total	$93,486	$137,668	$193,234

Long-lived assets (including ROU assets) by geographical areas were as follows:

	December 31,
	2021	2022

Israel	$5,389	$67,772
Other	967	4,874
Total	$6,356	$72,646