Form 20-F
period 2023-12-31
SIMILARWEB LTD.
filed 2024-02-28
CIK 1842731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 78,650,878 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.Yes ☐ No ☐

ABOUT THIS ANNUAL REPORT
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
Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.
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

•anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business;
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
•As the regulatory framework for machine learning technology and artificial intelligence evolves, our business may be adversely affected.

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

Risks relating to Our Incorporation and Location in Israel

•Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues, as could other Israeli political or economic factors (including economic boycotts by other countries).
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
While we were founded in 2009 and we launched our platform in 2013, many of the key features of our platform and solutions have only launched in the past few years, and, accordingly, much of our growth has occurred in recent periods. Our recent and rapid growth makes it difficult to evaluate our business, including our ability to forecast our sales and future results of operations, plan our operating expenses and model future growth. If the assumptions that we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or growth, it may be difficult to achieve and maintain profitability and our stock price could be volatile. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs and frequent introductions of new products, technologies and services. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks and uncertainties successfully, our operating and financial results could differ materially from our expectations and our business could suffer.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.
We have incurred net losses of $69.0 million, $83.7 million, and $29.4 million in the years ended December 31, 2021, 2022 and 2023, respectively, and we may not achieve or maintain profitability in the future. Because the market for the solutions, features and capabilities we offer is rapidly evolving and, we believe, under-penetrated, it is difficult for us to predict our future results of operations or the limits of our market opportunity.Although our operating expenses for the year ended December 31, 2023 decreased by $28.1 million from $227.8 million for the year ended December 31, 2022, we expect our operating expenses will increase over the next several years as we hire additional personnel, expand our operations and infrastructure, both in existing geographies in which we operate as well as new geographical markets, continue to enhance the Similarweb brand and develop and expand our solution offerings, features and capabilities. We also expect our general and administrative expenses to increase as we grow and operate as a public company. Achieving our goals and operating our business may prove more expensive than we anticipate and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow, or revenue may decline for a number of possible reasons, including slowing demand for our solutions or increasing competition. If we fail to increase our revenue as we grow our business, we may not achieve profitability, which would cause our business, financial condition, results of operations and cash flows to suffer.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced rapid growth, and anticipate that we will continue to experience further growth in our operations and headcount. Our growth has placed, and future growth will place, a significant strain on our management, technical, administrative, operational and financial infrastructure. For example, our headcount has grown by 56% from 576 employees at the end of 2020 to 899 employees as of December 31, 2023, notwithstanding a reduction in force of approximately 10% during the fourth quarter of 2022 and an additional reduction in force of approximately 6% during the second quarter of 2023. In addition, we continued to expand internationally, including in Singapore in 2022 and recently in the Czech Republic in 2024. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth thus far. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform or solutions, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties.
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
Additionally, due to market conditions over the course of 2022 and 2023, we re-evaluated our organizational structure and implemented reductions in force during the years ended December 31, 2022 and 2023, and may implement further reductions in force in the future. Any reduction in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.
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
Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior solutions and technologies that compete with us. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, financial condition, revenue, results of operations or cash flows.
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

To increase our revenue and achieve and maintain profitability, we must continue to attract new customers and maintain and grow the subscriptions of existing customers. Our go-to-market efforts are intended to identify and attract prospective customers and convert them into paying customers, including the conversion of paying customers of solutions on our basic plan to higher tier services. In addition, we seek to expand existing customer subscriptions by adding new customers or additional solutions or services, including through expanding the adoption of our platform into other departments within organizations. We do not know whether we will continue to achieve similar client acquisition and subscription growth rates in the future as we have in the past. Numerous factors may impede our ability to add new customers and grow existing customer subscriptions, including our failure to attract and effectively train new marketing, sales and account management personnel despite increasing our sales efforts, to retain and motivate our current marketing, sales and account management personnel, to develop or expand relationships with partners, to successfully deploy new features and capabilities of our solutions and services, to provide quality customer experience or to ensure the effectiveness of our go-to-market programs. Additionally, increasing our sales to large organizations (both existing and prospective users) requires increasingly sophisticated and costly sales and account management efforts targeted at senior management and other personnel. Recently, weakness in global macroeconomic conditions has caused companies to reduce their budgets for acquiring new products and solutions like those that we sell, which has led to a lengthening of our sales cycles. If our efforts to sell to organizations are not successful or do not generate additional revenue, our business will suffer.
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

Our customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions (including as a result of general economic downturns) or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our solutions and services. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market and small business customers across many different industries and that are located worldwide. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our solutions, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or if we fail to add more customers, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, financial condition, revenue, results of operations or cash flows.
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

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, proprietary information, personal information or other confidential information then our platform or our solutions may be perceived as not being secure, our reputation may be harmed, demand for our platform and solutions may be reduced and we may incur significant liabilities.
Our platform and solutions involve the storage and transmission of anonymized user data, direct measurement data, and confidential data about our customers such as their e-mail address and other information they use to register to use our platform. Therefore, security breaches or unauthorized access to our platform and solutions could result in the loss of our or our customers’ confidential data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. Any security breach or perceived security breach could also result in media attention and reputational harm to our business. We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services.
While we have taken steps to put in place a mature security program, a recent independent cybersecurity maturity assessment report graded our security measures and program risky and not mature in certain material respects. We are in the process of remediating our program however we have not yet completed such remediation. If not remedied, the gaps identified in the report create a greater risk that our security measures could be breached.
While we have taken steps to protect the confidential information to which we have access (including our own valuable, proprietary, and trade secret information), as well as measures to ensure we do not become privy to confidential data beyond the scope of what is required to develop our insights and provide our solutions, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ confidential data on our behalf could be breached or we could suffer a loss of our or our customers’ confidential data. Our ability to monitor our third-party service providers’ data security may be limited. Cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks) and general hacking have become more prevalent in our industry, particularly against cloud services. In addition, intentional or accidental actions or inaction by employees or other third parties with authorized access to our networks may result in the exposure of vulnerabilities that may be exploited or expose us to liability. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information it could disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition, revenue, results of operations or cash flows, and we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, financial account information or other confidential information, even if unfounded, could damage our reputation and adversely affect our results of operations.
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
We have experienced rapid growth in recent periods. Our revenue was $137.7 million, $193.2 million and $218.0 million for the years ended December 31, 2021, 2022 and 2023, respectively, representing annual growth of 40% and 13%, respectively. Our historical revenue growth should not be considered indicative of our future performance. In future periods, we may not be able to sustain revenue growth consistent with recent periods, or at all. Further, as we operate in a new and rapidly changing category of services, widespread acceptance and use of our digital intelligence generally and our solutions is critical to our future growth and success. We believe our revenue growth depends on several factors, including, but not limited to, our ability to:
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

We outsource all of the infrastructure relating to our cloud solution to third-party hosting services, specifically to Amazon Web Services, or AWS, which is our sole provider of these services and hosts our platform, manage data, mobile application, and many of the internal tools we use to operate our business. We have a commitment with AWS through May 31, 2026 and our agreement with AWS is not terminable for convenience by either party. Our platform, mobile application and internal tools use computing, storage capabilities, bandwidth and other services provided by AWS. We rely solely upon AWS to ensure the uninterrupted operation of our cloud-based infrastructure, and therefore any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our customers, and we may lose customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers’ satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us or fails to agree to renew our contract or enter into a new contract on terms that are acceptable to us, our business, financial condition, revenue, results of operations or cash flows may be harmed.
Any limitation on the capacity of AWS could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, revenue, results of operations or cash flows. In addition, any incident affecting AWS's infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, regional epidemics or global pandemics such as COVID-19 and other similar events beyond our control could negatively affect our cloud-based solutions. The cloud services we receive from AWS include design features and elements designed to prevent or minimize service disruption, including a disaster recovery service and the use of two distinct server farms in separate U.S.-based locations for hosting our platform and services, either one of which is capable of supporting our platform and services without material interruption even in the event of a failure at the other, corresponding server farm. Nevertheless, a prolonged service disruption affecting our cloud-based solution could negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
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
We rely on third-party data sources for traffic and engagement information related to the websites and apps for which we generate estimated insights and metrics, demographics about the audiences that use such platforms, and related information about digital trends. We continuously look to seek out and enter into relationships with new suppliers for data in order to enrich our data sources, and the availability and quality of this data is important to the continued functioning and development of our solutions and the fulfillment of our obligations to customers. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future solution requirements. Our data suppliers may increase restrictions on our use of such data, fail to adhere to our quality control, privacy or security standards, or otherwise satisfactorily perform services, increase the price they charge us for the data or refuse to license the data to us. Additional restrictions on third-party data could limit our ability to include that data in certain solutions, which could lead to decreased commercial opportunities for certain solutions as well as loss of customers, obligations to provide refunds, or liability to our customers. To comply with any additional restrictions, we may be required to implement certain additional technological and manual controls that could put pressure on our cost structure and could affect our pricing. Since we rely on third-party data sources , notwithstanding our best efforts, we may receive third-party data that is inaccurate, defective, or delayed, or which does not meet our compliance standards or the requirements of applicable data privacy laws and regulations. If third-party information is not available to us on commercially reasonable terms, or is found to be inaccurate or otherwise unsuitable for our needs, it could lead to costly and time-consuming contractual disputes or harm our solutions, our reputation and our business and financial performance.

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
We currently maintain offices and/or have sales and development personnel outside of Israel in the United States, the United Kingdom, France, Japan, Australia, Ukraine, Germany and Singapore and we intend to expand our international operations by developing a sales presence in other international markets. In the years ended December 31, 2021, 2022 and 2023 our non-U.S. revenue was 55.6%, 53.0%, and 52.5% of our total revenue, respectively. We expect to continue to expand our international operations, which may include operating in new jurisdictions and providing our solutions in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in Israel, the United States or other countries where we currently operate. These risks include, among other things:
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
•global political and regulatory changes may lead to restrictions on immigration and travel for our employees outside Israel, the United States and our other office locations;
•economic recessions or uncertainty in financial markets, including the impact of rising global inflation and interest rates;
•fluctuations in exchange rates that may decrease the value of our foreign-based revenue or increase our costs;
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

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars and Euros, and with vendors in NIS and U.S dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. However, a significant portion of our operating expenses, consisting principally of personnel-related costs, office and occupancy related costs and certain other operating expenses, are denominated in NIS. In the years ended December 31, 2021, 2022 and 2023, respectively, approximately 40%, 45% and 40% of our expenses were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. Additionally, fluctuations in the value of the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-Israeli and non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and other currencies could result in an increase to the U.S. dollar, Euros and/or NIS equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
As of the data of this Annual Report, we maintain a program to hedge transactional exposures in certain foreign currencies. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 2.8%, 5.3% and 3% for the years ended December 31, 2021, 2022, and 2023, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 3.3%,(13.2)% and (3.1)% for the years ended December 31, 2021, 2022, and 2023, respectively. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. For example, the United States has recently experienced historically high levels of inflation. The annual inflation rate for the United States was approximately 7.0% ,6.5% and 3.4% for the years ended December 31, 2021, 2022, and 2023, respectively. Continued high inflation rates may affect our expenses, including employee compensation expenses and benefits as well as general and administrative costs. In the event inflation continues to increase, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, to the extent inflation has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.

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
We sell and our strategy is to continue to sell subscriptions of our platform to our varied customer base of enterprise, mid-market and small business customers, as well as governments, non-profits, educational institutions and individuals with our Investor Intelligence solutions. Selling to individuals and small-to-medium businesses may involve greater credit risk and uncertainty, as well as lower retention rates and limited interaction with our sales and other personnel. Conversely, sales to enterprise customers may entail longer sales cycles and more significant selling efforts. The average length of our sales cycle is approximately between one and two months for small-to-medium businesses and approximately between two and three months for enterprise customers. However, sales cycles are subject to lengthening for various reasons, including macroeconomic factors. Any such lengthening of our average sales cycle may adversely affect our financial results. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing customers. If we are successful in expanding our customer base to include more enterprise customers, our sales cycles may lengthen and become less predictable, which, in turn, may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:
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

We recognize revenue from subscriptions to our platform and other subscription products on a straight-line basis over the term of the contract subscription period beginning on the date access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have contractual terms requiring advance payment for annual or quarterly periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. Similarly, an increase in the pricing of our subscription contracts would not be reflected in full in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is typically recognized over the applicable subscription term. By contrast, a majority of our costs are expensed as incurred, which could result in our recognition of more costs than revenue in the earlier portion of the subscription term, and we may not attain profitability in any given period.

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
Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions and platform capabilities. Additionally, it may become more difficult for us to hire new executive officers or other key employees in the future because such persons may have a negative view of the Company following its reduction in force during the years ended December 31, 2022 and 2023 as well as any similar reductions.
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

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition. Conversely, if the value of our ordinary shares depreciates in value then this too could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law and in other jurisdictions in which we operate, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

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
On December 30, 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022 (the “LSA”). The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA. As of December 31, 2023, the outstanding indebtedness under the LSA was $25.0 million. Any future indebtedness incurred under the LSA may:

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

On March 10, 2023, the California Department of Financial Protection and Innovation shut down SVB, and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of SVB. Following this, the FDIC transferred all the deposits, both insured and uninsured, of SVB to Silicon Valley Bridge Bank, N.A. On March 14, 2023, the Bridge Bank published a notice that stated that it had fully stepped into the shoes of SVB and that all commitments to advance under existing credit agreements will be honored in accordance with and pursuant to the terms thereof. All obligations of the Bridge Bank are backed by the FDIC and the full faith and credit of the US government. Based on the Bridge Bank’s published statements, we believe that our SVB credit facility has been assumed by the Bridge Bank and is therefore operational, and we have drawn upon it in accordance with its existing terms. However, in the event that our deposits with the Bridge Bank are no longer backed by the FDIC and the full faith and credit of the US government, or the Bridge Bank discontinues the LSA, and the credit facility thereunder, or the credit facility becomes unavailable for some other reason, we may need to seek an alternative source of credit facility. In the event that we cannot secure a competitive and/or comparable credit facility to the LSA, we would need to use our current cash balances to support our day-to-day business operations, which could adversely affect certain growth strategies or potential future acquisitions and our perceived liquidity and financial stability by customers, partners and investors, which may reduce the value of our ordinary shares. In addition, even if credit is made available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.

The LSA expires on December 31, 2024. In the event that we are unable to renew or extend the term of the LSA on similar terms or if the terms and covenants of the LSA are less favorable than those of the current LSA , we may need to seek an alternative source of credit facility. In the event that we cannot secure a competitive and/or comparable credit facility to the LSA, we would need to use our current cash balances to support our day-to-day business operations, which could adversely affect certain growth strategies or potential future acquisitions and our perceived liquidity and financial stability by customers, partners and investors, which may reduce the value of our ordinary shares. In addition, even if credit is made available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, borrowings under our credit facilities and cash payments from our customers. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations and under our credit facility will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
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

Our implementation and use of artificial intelligence, large language models and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.
We use machine learning, artificial intelligence and automated decision making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.
Further, changes and ongoing development in how we use artificial intelligence and machine learning technologies including generative artificial intelligence and large language models, and how we train our models, in particular if those artificial intelligence, large language models or machine learning technologies are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our platform and business, as well as our reputation and the reputations of our customers and partners, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.

The market for artificial intelligence and machine learning technologies, particularly generative artificial intelligence and large language models, and solutions based on such technologies, is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize generative artificial intelligence, large language models and other machine learning technologies, and we may not be successful in our ongoing development of products and services utilizing these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning, large language models and artificial intelligence technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.
The continuous development, maintenance and operation of our artificial intelligence, large language models and machine learning technologies, and products and services utilizing these technologies, is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
We face significant competition from other companies in our industry in relation to the development and deployment of artificial intelligence, large language models and machine learning technologies and/or products and services utilizing these technologies. Those other companies may develop artificial intelligence technologies, or products or services utilizing these technologies, that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new artificial intelligence, large language models or machine learning technologies, or products or services utilizing these technologies, as effectively, as quickly and/or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth.
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
Furthermore, federal or state governments in the United States, or foreign government bodies or agencies, have in the past adopted, and may in the future adopt, laws or regulations requiring the inclusion of features and design elements in websites and online services and platforms to enhance their accessibility, including for people with disabilities. These laws and regulations could require us to modify our websites, platform and solutions, which could increase our cost of doing business and harm our results of operations.
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
As the regulatory framework for machine learning technology and artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.
Our business increasingly relies on artificial intelligence, machine learning and automated decision making. The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. In October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Order has established certain new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models, and the Order has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Such additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future. Additionally, in December 2023, new laws regulating artificial intelligence have been enacted in China, and the European Parliament and Council reached a political agreement on the European Union's Artificial Intelligence Act (the “EU AI Act”), which seeks to create a comprehensive legal framework for the regulation of artificial intelligence systems across the EU. The final text of the EU AI Act is expected to be published in early 2024 with the majority of obligations expected to take effect by 2026 , including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. It is possible that the

EU AI Act and the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our eCommerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

As a public company, and particularly after we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting and other expenses to meet reporting, listing and compliance requirements. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted and we expect will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board.
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
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, provision for income taxes, uncertain tax positions, share-based compensation, internal-use software costs, purchase price allocation on acquisitions including the determination of useful lives and contingent liabilities. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

Risks Relating to Taxes
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. The determination of whether we are classified as a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, this determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which for purposes of the PFIC determination may fluctuate with our market capitalization). The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, there can be no assurance that we were not a PFIC for our 2023 taxable year or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material income tax considerations—Material U.S. federal income tax considerations for U.S. holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder (defined below) holds our ordinary shares, including (1) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements.
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
New income, sales, use, value-added or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business, results of operations and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paid customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paid customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paid customers may elect not to purchase our solutions in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paid customers’ and our compliance, operating and other costs, as well as the costs of our solutions. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, financial condition, revenue, results of operations or cash flows.
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
•market conditions in our industry;
•changes in key personnel;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic, geopolitical, political, and market conditions or events (such as the current conflicts in Ukraine and in Israel);
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
Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 59.8% of our ordinary shares outstanding as of February 14, 2024. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as, the appointment and dismissal of directors, approval of certain related party transactions, including the terms of compensation of our directors and chief executive officer, capital increases, amendments to our articles of associations, approval of significant corporate transactions and declarations of dividends. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership could also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.
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
As of December 31, 2023, there were 78,650,878 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Additionally, as of December 31, 2023, we had 4,982,991 shares available for future grants under our 2021 Plan (which amount increased to 8,915,535 shares as of January 1, 2024 pursuant to the evergreen feature of our 2021 Plan) and 11,354,735 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 6,844,376 were vested and exercisable as of December 31, 2023. We filed a registration statement on Form S-8 under the Securities Act on May 20, 2021 registering the shares under our equity incentive plans. Shares included in such registration statement are available for sale in the public market following that filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. See “Shares eligible for future sale.”

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
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

Risks relating to Our Incorporation and Location in Israel
Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Since a material portion of our operations are conducted in Israel and certain members of our board of directors and management as well as many of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.
In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.
The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel's economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and service providers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.
The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.
In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed down), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.
Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, insurance and purchased materials. The risk of ongoing supply disruptions may further result in delayed deliveries of products and services and may also have adverse impact on economic conditions in Israel.
Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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
Natural disasters, geopolitical conditions or events (such as the current armed conflict between Russian and Ukraine and the war in Israel), and other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in Givatayim, Israel, which is located in a considerably volatile area of the world and is currently impacted by the war against the terrorist organization Hamas in the Gaza Strip and related matters, as further described above in the section “Risks relating to our incorporation and location in Israel.” In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions to our platform, breaches of data security and loss of critical data, all of which could harm our business, financial condition, revenue, results of operations or cash flows. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Unrest in certain countries may pose security risks to our people, our facilities, our systems, our operations and local infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our operations and/or financial results. In particular, we engage approximately 53 persons from the Ukraine, primarily in software development and quality assurance roles. Russian military troops launched significant military action in Ukraine on February 24, 2022, and the ongoing military conflict could materially disrupt our development efforts targeted at customer interface and experience, including by forcing our personnel there to relocate. This may increase our costs, disrupt or delay current or future planned development activities in Ukraine or force us to shift development efforts to resources in other geographies that may not afford the same level of cost efficiencies. Whether in these countries or in others in which we operate, civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate, could require us to re-balance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, restrictions on our ability to sell into specific regions, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions and adverse impacts to the operations and financial condition of our suppliers, partners and customers.
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
Operational disruptions from events such as the COVID-19 pandemic could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. Additionally, it is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks and operational inefficiencies.
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
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We sell to companies across a wide range of industries such as retail, consumer packaged goods, consumer finance, consultancies, marketing and advertising agencies, media and publishers, business-to-business software, payment processors, travel, and institutional investors. As of December 31, 2023, we had 4,712 paying customers.
Our business has grown rapidly and is transitioning towards the simultaneous pursuit of growth and profitability. We grew our revenue by 40% for the year ended December 31, 2022 compared to the year ended December 31, 2021 and 13% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Additionally, we have $87.6 million and $81.8 million in cash, cash equivalents and restricted deposits as of December 31, 2022 and 2023, respectively. We generated revenue of $137.7 million, $193.2 million and $218.0 million in the years ended December 31, 2021, 2022 and 2023, respectively. We had negative operating cash flow of $27.6 million, $46.1 million and $3.0 million and had negative free cash flow of $30.4 million, $77.2 million and $5.4 million in the years ended December 31, 2021, 2022 and 2023, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2021, 2022 and 2023, our net loss was $69.0 million, $83.7 million and $29.4 million, respectively. These results reflect our focus on operating efficiency and pursuit of profitable growth.
Our Market Opportunity
We believe that through our delivery of Similarweb Digital Data we provide businesses with mission critical insights to make better decisions in today’s macroeconomic environment, which will be used by companies of all sizes across most industries. We estimate that the current total addressable market, or TAM, for our offerings is approximately $52 billion. We calculate our market opportunity by using the total number of global companies, which we determined by referencing independent industry data from the Organisation for Economic Co-operation and Development and the S&P Capital IQ database. We then multiply the number of small to medium enterprises by our average entry level pricing package, and multiply the number of large enterprise companies by our current average revenue per customer.

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
Our Data Business
In order to power business decisions that build strategy, accelerate customer acquisition, and maximize monetization, we have created a comprehensive view of the digital landscape, which consists of Similarweb Digital Data. We collect real-time digital signals of interactions and transactions on millions of websites and mobile apps, and analyze billions of search terms, digital ads, eCommerce product stock keeping units, or SKUs, articles and content pages across digital platforms, channels, industries and geographies. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which we deliver through SaaS, DaaS, or Advisory Services to our customers. Over the last 12 years, we have spent substantial resources to establish our data sets, methodology and leading technology. Our unique, multi-dimensional approach to analyzing the digital world leverages the experience of a team of PhDs and data scientists to cleanse and model vast amounts of data collected into reliable and actionable insights which comprises Similarweb Digital Data.

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
• Artificial Intelligence. We have developed sophisticated tools allowing users to access valuable insights from Similarweb Digital Data through natural language queries. The first-of-its-kind digital intelligence assistant integrates proprietary data with large language AI models, streamlining the process for users to navigate the competitive landscape and improve digital performance.

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
• Riding the AI Wave. Amidst the myriad of companies developing new AI modules, we recognize that one of the primary differentiators lies in the unique datasets these modules can access. We believe that our company possesses distinct and valuable data, providing us with a potentially significant competitive advantage in the industry. We see Similarweb Digital Data as a strategic advantage, poised to be a sought-after asset for other companies within the AI space. This may not only generate new and reliable revenue streams but also establish us as key contributors in the realm of cutting-edge technology.
Our Customers
We serve a broad range of customers of all sizes across a variety of industries including agencies & consulting, consumer goods, financial services, media, pharmaceuticals, retail, technology and travel, among others. As of December 31, 2023, we had 4,712 customers globally.
As of December 31, 2023, 365 of our customers generated ARR of $100,000 or more, representing 57% of our total ARR. Most of these larger customers initially began as smaller customers and increased their spending over time as they saw the value of our Similarweb Digital Data. We see a significant opportunity to continue expanding our existing customer spending with a growing number of customers generating ARR of $1 million or more.
For the years ended December 31, 2021, 2022 and 2023, approximately 56%, 53% and 53% of our revenue, respectively, was generated from customers outside of the United States and no single customer generated more than 5% of our revenue.
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
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver ranking and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2023, we attracted over 120 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates evangelists within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
Our marketing efforts focus on establishing our brand, generating awareness, positioning our products in the market, creating demand, and nurturing the Similarweb community. We focus on promoting our free products, which are integral parts of our customer acquisition process, as well as our paid solutions and the functionality they offer. Our marketing team consists primarily of product marketing, demand generation, field and event marketing, communications and solution campaign management. Marketing leverages both online and offline marketing activities such as events and trade shows, seminars and webinars, paid digital advertising, content marketing, search engine optimization, and email marketing. Our content marketing efforts include publication of educational content, white papers, case studies, and blogs. Our marketing team also creates and publishes digital research, backed by insights derived from our Similarweb Digital Data that effectively capture media attention through our public relation efforts. As Similarweb is increasingly recognized by media and analysts as the best source of comprehensive data on activity within the digital world, our earned media coverage has risen significantly. In 2023, Similarweb Digital Data was featured in over 70,000 print and digital articles, including dozens of features in leading publications such as the New York Times, Wall Street Journal, and Financial Times, driving significant brand awareness in our target markets.
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

Generally, we do not use patents to protect our intellectual property. As of December 31, 2023, we owned four registered patents and had two pending patent applications: we acquired one patent in the United States and one in Finland from a third party in 2015; and in 2021, we acquired from another third party two patents in the United States and two patent applications in additional jurisdictions, which are pending as of December 31, 2023. As of December 31, 2023, we owned two registered trademarks in the United States and had three trademark applications pending as of such date in the United States; and we owned 27 trademark applications and registered trademarks in various additional jurisdictions.
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

D.Property, Plants and Equipment
Our current headquarters is located in Givatayim, Israel, where we lease approximately 141,000 square feet, which lease is set to expire in April 2032. We have other offices including New York, Burlington, London, Paris, Tokyo and Singapore. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Item 4A.  Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D entitled “Risk factors” and “Special note regarding forward-looking statements” and should be read in conjunction with our consolidated financial statements and related notes in “Item 18. Financial Statements”, included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
The following section generally discusses our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022.

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
We generate recurring revenue primarily from our SaaS subscriptions, which consists of subscription fees from customers utilizing our cloud-based digital data and analytics solutions, and secondarily from our DaaS offering through our API and other direct access to Similarweb Digital Data, all of which include routine customer support. Our SaaS, DaaS and Advisory Services offerings are generally sold on an annual subscription basis.
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
We sell subscriptions to these SaaS solutions with pricing tiers based on feature set, geographic coverage and the number of users who have access to them. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. We typically invoice customers in advance for annual increments. As of December 31, 2023, 42% of our Annual Recurring Revenue, or ARR, is generated from customer contracts with multi-year terms, compared to 39% as of December 31, 2022.
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
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension which we own, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver rankings and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2023, we attracted over 120 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates champions within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
We sell to companies across a wide range of industries such as technology, financial services, retail, household products, apparel and institutional investors. For the years ended December 31, 2022 and 2023, no single customer generated more than 5% of our revenue. As of December 31, 2023 we had 4,712 customers. Once a customer starts to realize the value of our Similarweb Digital Data by deploying one of our solutions in their business, they often significantly increase their usage.
Our business has grown rapidly and is transitioning to value innovation, which is the simultaneous pursuit of growth and profitability. For the year ended December 31, 2022, we grew our revenue by 40% compared to the year ended December 31, 2021 and 13% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Additionally, we have $87.6 million and $81.8 million in cash, cash equivalents and restricted deposits as of December 31, 2022 and 2023, respectively. We generated revenue of $137.7 million, $193.2 million and $218.0 million in the years ended December 31, 2021, 2022 and 2023, respectively. We had negative operating cash flow of $27.6 million, $46.1 million and $3.0 million and had negative free cash flow of $30.4 million, $77.2 million and $5.4 million in years ended December 31, 2021, 2022 and 2023, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2021, 2022 and 2023, our net loss was $69.0 million, $83.7 million and $29.4 million, respectively.
Key Factors Affecting Our Performance
Acquire new customers
We believe there is substantial opportunity to continue to grow our customer base. We had 4,712 customers as of December 31, 2023, increasing from 4,049 as of December 31, 2022. We plan to continue our investment in sales and marketing in order to drive new customer acquisition. We intend to grow our base of both inside and field sales representatives, which we believe will drive both geographic and vertical expansion. We believe there is a significant opportunity to expand usage of our platform in the geographies in which we operate. We have made and plan to continue to make investments to expand our global operations across North America, Europe and Asia-Pacific, including in the United States, the United Kingdom, France, Germany, Japan, Australia and Singapore. We are also investing in self-serve offerings and distribution channels. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, and the effectiveness of our marketing efforts.

We define a customer as a separate legal entity that has an active annual or multi-year subscription with us in the period indicated. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. Users of our free offerings and users who subscribe to our offerings for less than an annual subscription term are not included in our customer count.
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at the increase in spend from our customers as an indication of the value we provide them over time. As an example, as of December 31, 2023, 365 of our customers generated ARR of $100,000 or more, up from 337 and 187 customers as of December 31, 2022 and 2021, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 2023, customers who generated more than $100,000 in ARR represented 57% of our total ARR, as compared to 43% of our total ARR as of December 31, 2019. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions.
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
Sales and marketing
Our sales and marketing expenses consist primarily of personnel related costs for our marketing, sales, account management. Additional expenses include marketing program costs. We expect we will continue to invest in sales and marketing activities to support our growth such as in our inside and field sales and account management teams. We anticipate that sales and marketing expenses will decrease as a percentage of revenue over time.

General and administrative
Our general and administrative expense consists primarily of personnel related costs for our executive, finance, human resources, information technology and legal functions. We anticipate general and administrative expenses as a percentage of revenue to decrease over time, as we expect to realize operating leverage in our business.
Finance income (expense)
Finance income (expense) consists of interest expense accrued on our indebtedness, net of interest income earned on our cash balances. Finance income (expense) also includes gains and losses incurred from non-designated hedge transactions as well as the impact of currency exchange rate fluctuations resulting from our global operations and the revaluation of our balance sheet assets and liabilities that are denominated in foreign currencies. We expect finance income (expense) to vary each reporting period depending on the amount of outstanding indebtedness, non-designated hedging transactions, currency exchange rate fluctuations and prevailing interest rates.
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

Comparison of the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023

Revenue	$193,234	$218,019
Cost of revenue (1)	53,274	47,090
Gross profit	139,960	170,929
Operating expenses:
Research and development (1)	59,904	56,158
Sales and marketing (1)	122,635	101,198
General and administrative (1)	45,227	42,380
Total operating expenses	227,816	199,736
Loss from operations	(87,856)	(28,807)
Other income, net	290	—
Finance income, net	4,421	941
Loss before income taxes	(83,145)	(27,866)
Provision for income taxes	516	1,507
Net loss	$(83,661)	$(29,373)
(1) Includes share-based compensation expense as follows:

	Year Ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$599	$635
Research and development	5,287	5,782
Sales and marketing	5,995	5,196
General and administrative	5,106	$6,514
Total share-based compensation expense	$16,987	$18,127
The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the period indicated:

	Year Ended December 31,
	2022	2023

Revenue	100.0%	100.0%
Cost of revenue	27.6	21.6
Gross profit	72.4	78.4
Operating expenses:
Research and development	31.0	25.8
Sales and marketing	63.5	46.4
General and administrative	23.4	19.4
Total operating expenses	117.9	91.6
Loss from operations	(45.5)	(13.2)
Other income, net	0.2	—
Finance income, net	2.3	0.4
Loss before income taxes	(43.0)	(12.8)
Provision for income taxes	0.3	0.7
Net loss	(43.3)%	(13.5)%
Revenue

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Revenue	$193,234	$218,019	$24,785	12.8%

Total revenue increased by $24.8 million, or 12.8%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase in our subscription revenue. $12.6 million of that increase was generated from customers in the United States, which increased by 13.9% from $90.9 million in 2022 to $103.5 million in 2023, and an additional $6.1 million of the increase in total revenue was generated from customers in Europe and the United Kingdom, which increased 10.6% from $57.4 million in 2022 to $63.5 million in 2023. We increased the number of paying customers by 16.4% from 4,049 as of December 31, 2022 to 4,712 as of December 31, 2023. The number of customers in the United States increased from 1,275 as of December 31, 2022 to 1,351 as of December 31, 2023. The number of customers in Europe and the United Kingdom increased from 1,339 as of December 31, 2022 to 1,458 as of December 31, 2023.
Costs of revenue

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Cost of revenue	$53,274	$47,090	$(6,184)	(11.6)%

Total cost of revenue decreased by $6.2 million, or 11.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Our cost of revenue deceased primarily due to a decrease of $4.1 million in compensation primarily related to decrease in employee headcount as well as bonuses primarily related to a business combination in 2022, a decrease of $2.2 million related to third-party data providers, and a decrease of $0.6 million related to our third-party hosting services, partially offset by an increase of $0.7 million related to amortization of intangible assets acquired in business combinations. Our gross margin increased from 72.4% in 2022 to 78.4% in 2023, primarily reflecting our focus on operating efficiency and cost optimization efforts.
Operating expenses
Research and development

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Research and development	$59,904	$56,158	$(3,746)	(6.3)%

Research and development expenses decreased by $3.7 million, or 6.3%, to $56.2 million for the year ended December 31, 2023, from $59.9 million in the year ended December 31, 2022. The decrease was primarily due to a decrease of $6.0 million in compensation primarily related to a decrease in employee headcount and a decrease of $0.5 million related to product development infrastructure and tools, partially offset by a $2.1 million reduction in capitalized internal-use software costs and an increase of $0.5 million in share-based compensation.
Sales and marketing

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Sales and marketing	$122,635	$101,198	$(21,437)	(17.5)%

Sales and marketing expenses decreased by $21.4 million, or 17.5%, to $101.2 million for the year ended December 31, 2023, from $122.6 million in the year ended December 31, 2022. The decrease was primarily due to a decrease of $14.3 million in compensation primarily related to a decrease in employee headcount, a decrease of $2.2 million in marketing expenditures primarily in paid acquisition campaigns, and a decrease of $0.8 million in share-based compensation,
General and administrative

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
General and administrative	$45,277	$42,380	$(2,897)	(6.4)%

General and administrative expenses decreased by $2.9 million, or 6.4%, to $42.4 million for the year ended December 31, 2023, from $45.3 million for the year ended December 31, 2022. The decrease was primarily due to a decrease of $3.7 million in compensation primarily related to a decrease in employee headcount, partially offset by an increase of $1.4 million in share-based compensation.
Finance expenses, net

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Finance income, net	$4,421	$941	$(3,480)	(78.7)%

Finance income, net decreased by $3.5 million, or 78.7%, to $0.9 million of finance income for the year ended December 31, 2023, from $4.4 million for the year ended December 31, 2022. The change was primarily due to a $4.5 million impact from foreign exchange due to the appreciation of the U.S. dollar against the New Israeli Shekel and other currencies in 2022, partially offset by a $0.4 million impact of gains on hedging activities.

Provision for income taxes

	Year Ended December 31,		Period-over-Period Change
	2022	2023	$ Change	% Change
	(in thousands)
Provision for income taxes	$516	$1,507	$991	192.1%

Provision for income taxes increased to $1.5 million for the year ended December 31, 2023 from $0.5 million for the year ended December 31, 2022, reflecting an effective tax rate of (5)% and (1)% for each of the years, respectively.

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

A reconciliation of non-GAAP operating loss to GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,

	2022	2023
	(in thousands)
Loss from operations	$(87,856)	$(28,807)
Add:
Share-based compensation expenses	16,987	18,127
Retention payments related to business combinations	2,342	1,072
Amortization of intangible assets related to business combinations	4,573	4,776
Adjustment of fair value of contingent consideration related to business combinations	(884)	—
Non-recurring expenses related to termination of lease agreements and others	1,174	17
Capital gain on sale of operating equipment	(127)	—
Non-GAAP operating loss	$(63,791)	$(4,815)

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

The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year ended December 31,
	2022	2023
	(in thousands)
Net cash used in operating activities	$(46,065)	$(3,038)
Purchases of property and equipment, net	(28,257)	(1,559)
Capitalized internal use software costs	(2,919)	(821)
Free cash flow	(77,241)	(5,418)

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
Under the SVB LSA, which is currently in effect through December 30, 2024, we paid an initial administrative fee of $262,500 and a one-year anniversary fee of $262,500, and we pay an unused facility fee in an amount equal to 0.3% per annum of the average unused portion of the credit facility (if applicable). However, there are no additional fees or penalties payable by us in the event we elect to repay the principal amount outstanding under the SVB LSA prior to its maturity date.
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
The SVB LSA is secured by substantially all of our assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. As of December 31, 2023, we were in compliance with all of our financial covenants under the SVB LSA.
As of December 31, 2023, we had $25.0 million outstanding under the SVB LSA.
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

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2023
Net cash used in operating activities	$(46,065)	$(3,038)
Net cash used in investing activities	(33,009)	(2,586)
Net cash provided by financing activities	29,117	1,192
Effect of exchange rates on cash and cash equivalents	(1,112)	(1,646)
Net decrease in cash and cash equivalents	(51,069)	(6,078)
Cash and cash equivalents at beginning of period	128,879	77,810
Cash and cash equivalents at end of period	$77,810	$71,732

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
Net cash flows used in operating activities decreased to $3.0 million for the year ended December 31, 2023, as compared to $46.1 million for the year ended December 31, 2022, primarily due to a $54.3 million decrease in incremental net loss, partially offset by the aggregate changes in the balance sheet, particularly in deferred revenue.
Investing activities
Net cash used in investing activities decreased to $2.6 million during the year ended December 31, 2023, as compared to $33.0 million during the year ended December 31, 2022, primarily due to a $28.8 million decrease in capital expenditures, primarily related to our move to our new headquarters in Israel in 2022.
Financing activities
Net cash flows provided by financing activities decreased to $1.2 million for the year ended December 31, 2023, as compared to $29.1 million for the year ended December 31, 2022, primarily due to the draw of $25.0 million from our credit facility in 2022.

Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2023:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Purchase obligations	50,516	25,280	25,236	—	—
Operating lease commitments	48,803	7,099	12,121	11,144	18,439
Total	99,319	32,379	37,357	11,144	18,439

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

D.Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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
Deferred contract costs
We account for costs capitalized to obtain revenue contracts in accordance with ASC Topic 340-40, Other assets and deferred costs, or ASC 340.
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
Share-based compensation
We account for share-based compensation in accordance with ASC Topic 718, “Compensation-Stock Compensation.” Share based awards are mainly granted to employees and members of our board of directors and measured at fair value at each grant date. We calculated the fair value of share options granted before the IPO on the date of grant using the Black-Scholes option-pricing model. The fair value of each restricted stock unit, or RSU, and performance stock unit, or PSU is based on the fair value of the underlying ordinary shares as of the grant date. The expense is recognized over the requisite service period using the straight-line method for RSUs and the graded vesting attribution method for PSUs. We recognize forfeitures as they occur. We calculate the fair value of our Employee Share Purchase Plan, or ESPP, on the date of grant using the Monte-Carlo simulation, and the expense is recognized over the requisite service period using a straight-line method.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is 3 years as of December 31, 2023. We evaluate the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
We did not recognize any impairments to internal-use software during the years ended December 31, 2021, 2022 and 2023.
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
We did not recognize any impairment charges to goodwill during the years ended December 31, 2021, 2022 and 2023.

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
Foreign currency and exchange risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our net loss of $13.6 million and $10.0 million, for the years ended December 31, 2022 and 2023, respectively.
Interest rate risk
As of December 31, 2022 and 2023, we had cash and cash equivalents and restricted deposits of $87.6 million and $81.8 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

We had $25.0 million of outstanding borrowings under the SVB LSA as of December 31, 2023. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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

Item 6.  Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name and position of each of our executive officers and directors as of December 31, 2023:

Name	Age	Position
Executive Officers
Or Offer	40	Co-Founder, Chief Executive Officer and Director
Benjamin Seror	44	Co-Founder and Chief Product Officer
Jason Schwartz	52	Chief Financial Officer
Directors
Joshua Alliance	34	Director
Harel Beit-On	64	Director
Russell Dreisenstock	55	Director
Gili Iohan	48	Director
Sanju Bansal	58	Director
Tzipi Ozer-Armon	58	Director
Joe Del Preto	48	Director

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
Harel Beit-On has served as a member of our board of directors since June 2017. Mr. Beit-On is one of the co-founders of the Viola Group, which he co-founded in 2000, and is one of the original co-founders of Viola Ventures and the Founder of Viola Growth, where he serves as General Partner. Mr. Beit-On previously served as the Chief Executive Officer, President & Chairman of Tecnomatix, a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company from 1994 to 2005. In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million. Mr. Beit-On serves as the Chairman of the Board of Gaon Group and Gaon Holdings and has served in this role since 2013. He also serves as a board member of Playbuzz (ex.co), which he joined in October 2017, Cyberint, which he joined in June 2018, Home364, which he joined in October 2023 and Bringg, which he joined in December 2023. Mr. Beit-On previously served as Chairman of the Board of ECtel from 2004 to 2006, Chairman of the Board of Matomy from January 2017 to June 2018 and Chairman of the Board of Lumenis, Israel’s largest medical device company from 2007 to 2015, where he led a $150 million investment and led the company’s turnaround eventually resulting in its sale to XIO Group for $510 million in 2015. Mr. Beit-On received his B.A. in Economics from The Hebrew University of Jerusalem, where he presently serves as Chairman of the Board, and an MBA from the MIT Sloan School of Management. Mr. Beit-On is a seasoned executive with over 30 years of management leadership in the IT industry and an extensive investment and exit record.
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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $13.1 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
•Mr. Or Offer, Co-Founder, Chief Executive Officer and Director. Compensation expenses recorded in 2023 of $325 in salary expenses and $83 in social benefits costs.
•Mr. Benjamin Seror, Co-Founder and Chief Product Officer. Compensation expenses recorded in 2023 of $276 in salary expenses and $73 in social benefits costs.
•Mr. Jason Schwartz, Chief Financial Officer. Compensation expenses recorded in 2023 of $325 in salary expenses and $83 in social benefits costs.
•Mr. Uri Perelman, Chief M&A and Corporate Development Officer. Compensation expenses recorded in 2023 of $300 in salary expenses and $42 in social benefits costs.
•Mr. Ron Asher, Chief Technology Officer. Compensation expenses recorded in 2023 of $282 in salary expenses and $74 in social benefits costs.
During the year ended December 31, 2023, the Covered Executives were granted an aggregate of 905,000 restricted share units under our 2021 Share Incentive Plan.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2023 cash bonus expenses for Mr. Or Offer, Mr. Benjamin Seror, Mr. Jason Schwartz, Mr. Uri Perelman, and Mr. Ron Asher, as provided for in our 2023 financial statements (and payable during 2024), were $181, $92, $159, $46 and $124, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for options and restricted share units granted to Mr. Or Offer, Mr. Benjamin Seror, Mr. Jason Schwartz, Mr. Uri Perelman, and Mr. Ron Asher of $2,722, $1,577, $793, $727 and $519, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2023 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 per membership of the audit committee, $10,000 per membership of the compensation committee and $10,000 per membership of the nominating and governance committee, or a general committee membership fee of $10,000 for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $300,000 which shall vest annually over a period of three years (the “Initial Grant”), and they may also receive additional awards on any following anniversary of their appointment or election (provided the director is still in office). The awards shall be accelerated in certain change of control events.
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
As of December 31, 2023, a total of 7,351,399 options to purchase ordinary shares, with a weighted average exercise price of $2.21 per share and 4,003,336 restricted share units were outstanding under our 2021 Plan and 2012 Plan. As of December 31, 2023, there were 4,982,991 ordinary shares available for future grant under the 2021 Plan.
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
Authorized Shares. A total of 2,000,000 of our ordinary shares were initially available for sale under our ESPP. The number of our ordinary shares that will be available for sale under our ESPP increases annually on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of (a) 1% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of Shares as may be determined by the Board and (c) 3,000,000 ordinary shares. As of December 31, 2023, there were 2,862,076 ordinary shares available for future sale under our ESPP.

ESPP Administration. The compensation committee of our board of directors administers our ESPP and has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States or Israel. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.
Eligibility. Generally, all of our employees are eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all ordinary shares to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.
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
Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our ordinary shares to our employees. The timing of the offering periods is determined by the administrator. The terms and conditions applicable to each offering period is set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.
Contributions. Our ESPP permits participants to purchase our ordinary shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.
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
Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2031, unless we terminate it sooner.

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

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to his employment agreement. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

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
•the Class II directors are Harel Beit-On, Gili Iohan, and Joe Del Preto and their terms will expire at our annual meeting of shareholders to be held in 2026; and
•the Class III directors are Or Offer, Sanju Bansal, and Tzipi Ozer-Armon and their terms will expire at our annual meeting of shareholders to be held in 2024.

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
•reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements, including accounting restatements;
•identifying irregularities in our business administration, by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
•reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
•establishing procedures for the handling of employees’ complaints as to the management of our business, concerns regarding questionable accounting or auditing matters, and the protection to be provided to such employees.
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
In addition, our compensation policy enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

In accordance with Israeli law, the compensation policy also contains compensation recovery provisions which allow us under certain conditions involving a restatement of our financial statements to recover bonus compensation or performance-based equity compensation. In addition, in 2023 our compensation committee adopted a Policy for Recovery of Erroneously Awarded Compensation pursuant to SEC regulations which came into effect in 2023, which policy is filed as an exhibit to this Annual Report.
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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (1) a holder of 5% or more of the issued share capital or voting power in a company, (2) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (3) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2023, Mrs. Sharon Cohen, CPA from Deloitte Israel & Co. is acting as our internal auditor.
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
As of December 31, 2023, we had 899 employees, including 568 in Israel, 170 in the United States, 101 in Europe and 60 in Asia Pacific. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
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
The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or RSUs that are currently exercisable or exercisable within 60 days of February 14, 2024, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 78,720,234 ordinary shares outstanding as of February 14, 2024.

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

Name of Beneficial Owner	Number	%
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	12,908,950	16.4%
Viola Group (2)	11,230,787	14.3%
MIH E-Commerce Holdings B.V. (3)	11,173,265	14.2%
ICP S1, L.P. (4)	5,772,183	7.3%
The Phoenix Holdings Ltd. (5)	4,208,513	5.3%
Directors and Executive Officers
Joshua Alliance (6)	12,908,950	16.4%
Harel Beit-On (7)	11,230,787	14.3%
Russell Dreisenstock (8)	11,173,265	14.2%
Gili Iohan (9)	5,772,183	7.3%
Or Offer (10)	6,735,300	8.3%
Jason Schwartz (11)	970,495	1.2%
Benjamin Seror	[*]	[*]
Sanju Bansal	[*]	[*]
Tzipi Ozer-Armon	[*]	[*]
Joe Del Preto	[*]	[*]
All directors and executive officers as a group (10 persons)	49,487,433	59.8%
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
(2) Based on information reported on a Schedule 13G/A filed February 8, 2024 and on information available to us, represents (a) 2,217,075 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,931,736 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,796,010 ordinary shares held by VG SW, L.P. (“VG LP”); (d) 109,288 ordinary shares held by VG SW GP, L.P.; (e) 176,678 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is c/o Viola Growth 12 Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
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
(5) Based on information reported on a Schedule 13G/A filed February 12, 2024 and on information available to us, represents 4,208,513 ordinary shares held by The Phoenix Holdings Ltd. The address is Derech Hashalom 53, Givatayim, 53454, Israel. On February 20, 2024, The Phoenix Holdings Ltd. filed an additional Schedule 13G/A reporting on the sale of shares on February 15, 2024, which resulted in a reduction of the number of shares held to 3,841,832, or 4.88%.
(6) Consists of shares held by Anglo-Peacock Nominees Limited. See footnote (1) above.
(7) Consists of shares held by entities affiliated with Viola Growth. See footnote (2) above.
(8) Consists of shares held by MIH E-Commerce Holdings B.V. Mr. Dreisenstock disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. See footnote (3) above.
(9) Consists of shares held by ICP S1, L.P. See footnote (4) above.
(10) Based on information reported on a Schedule 13G/A filed February 14, 2024 and information available to us, represents 3,980,106 ordinary shares held by Mr. Offer and 2,755,194 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2024.
(11) Consists of 801,433 ordinary shares issuable upon the exercise of options held by Mr. Schwartz that vest within 60 days of February 14, 2024 and 169,062 ordinary shares issued or issuable upon vest of Restricted Shares Units within 60 days of February 14, 2024.

Record Holders
As of February 14, 2024, 78,720,234 of our ordinary shares were issued and outstanding. Based on the information provided to us by our transfer agent, approximately 42.0% of our total outstanding ordinary shares were held by 28 record holders in the United States, including Cede & Co., the nominee of The Depository Trust Company.

B.Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2023 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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
•Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd. (An English language summary of this lease agreement was included as Exhibit 14.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-40394) filed with the SEC on March 23, 2023)

D.Exchange Controls

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (or the 2011 Amendment), and as of January 1, 2017 (or Amendment 73). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits under Amendment 73

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (1) located in Israel; (2) are shares or a right to a share in an Israeli resident corporation, or (3) represent, directly or indirectly, rights to assets located in Israel, unless specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the U.S. federal income tax purposes for the taxable year ending December 31, 2023. No assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the composition of our assets may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the aggregate fair market value of our assets, including goodwill and other unbooked intangibles for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including transactions we enter into in the future. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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
Foreign Currency and Exchange Risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds andEuros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our net loss of $13.6 million and $10.0 million, for the years ended December 31, 2022 and 2023, respectively.

Interest Rate Risk
As of December 31, 2022 and 2023, we had cash and cash equivalents and restricted deposits of $87.6 million and $81.8 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

We had $25.0 million outstanding borrowings under the SVB LSA as of December 31, 2023. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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
As required by Section 404(a) of the Sarbanes-Oxley Act and related rules promulgated by the SEC thereunder, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.
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

Item 16C. Principal Accounting Fees and Services
The consolidated financial statements of Similarweb Ltd. at December 31, 2022 and 2023, and for each the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.
The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	2022	2023
	(in thousands)
Audit Fees	$508	$508
Audit Related Fees	—	299
Tax Fees	106	154
All Other Fees	28	—
Total	$642	$961

Audit Fees
Audit fees for the years ended December 31, 2022 and 2023 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit related fees for the years ended December 31, 2022 and 2023 include fees for other services, such as attestation reports for service organizations and due diligence services.
Tax Fees
Tax fees for the years ended December 31, 2022 and 2023 relate to ongoing tax advisory, tax compliance and tax planning services.
All Other Fees
All other fees in the years ended December 31, 2022 and 2023 relate to services in connection with non-audit compliance and review work.
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
We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings, the nominating/corporate governance committee composition requirements, and the shareholder approval requirements. Whereas under the corporate governance rules of NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). In addition, whereas the NYSE rules require the nominating/corporate governance committee to be composed entirely of independent directors, it is not required under the Companies Law, and as such, our board of directors appointed the members of our nominating and corporate governance committee. As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under the NYSE rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider trading policies
We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

Item 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is designed to assess, identify, and manage material risks from cybersecurity threats and includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework, or NIST CSF. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. As part of this process, we gather input from subject matter specialists, as necessary, to obtain insights to help identify and assess material cybersecurity threat risks, as well as potential severity and mitigation measures.
Our cybersecurity risk management program includes:
•risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•periodic cybersecurity awareness training of our employees and incident response personnel;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•a third-party risk management process for service providers, suppliers, and vendors.
We also conduct the following activities at various intervals during the year, which vary in maturity across our business:
•monitor emerging data protection laws and implement changes from time-to-time to our processes designed to comply;
•undertake regular reviews of our customer facing policies and statements related to cybersecurity;
•through policy, practice, and contract (as applicable) require employees, who provide services on our behalf, to treat customer information and data with care;
•leverage the NIST CSF incident handling framework to help us prepare, detect, analyze, contain, eradicate, respond, and recover when there is an actual or potential cybersecurity incident;
•commission annual audits of our information security policies and practices with industry security standards and maintain ISO/IEC 27001 certification and SOC 2 Type II report.
•engage our Internal Auditor to conduct internal reviews of our cybersecurity policies and practices and a third party to perform annual penetration testing to our production environments.
•promote and operate a bug bounty program which invites external security experts to identify potential security vulnerabilities and enables us to continuously improve our security posture and the security of our platform.
•conduct a variety of information security and privacy trainings, including new employee training, job-specific security training, specialized training for IT and security personnel, and phishing simulations.
•carry information security risk insurance to help defray potential losses that might arise from a cybersecurity incident.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance
Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.
The Audit Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents.
The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer, or CISO as part of the Board’s continuing education on topics that impact public companies.
Members of the Board and Audit Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, mergers and acquisitions, and other relevant matters.
Our management team is responsible for assessing and managing our material risks from cybersecurity threats and is primarily responsible for our overall cybersecurity risk management program. Our management team has extensive experience in managerial, information technology, information security, and cyber skills and we have employed a professional in the position of chief information security officer, or CISO, since 2020. Our current CISO joined us in 2023 and has over 17 years of experience in various security disciplines. The CISO's expertise and our security team enable us to navigate the complex landscape of cybersecurity and keep up with emerging threats as technology continues to evolve.
Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environments.
As of the date of this Annual Report, the Company is not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For additional information concerning risks related to cybersecurity, see Item 3.D. Risk Factors.

PART III

Item 17. Financial Statements
We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay and Kasierer, a member of EY Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Form of Amended and Restated Articles of Association of the Registrant	F-1/A	333-255262	3.2	5/10/2021
2.1	Description of Securities	20-F	001-40394	2.2	3/25/2022
4.1	Form of Indemnification Agreement	F-1/A	333-255262	10.1	5/10/2021
4.2†	2012 Incentive Option Plan	F-1/A	333-255262	10.2	5/10/2021
4.3†	2021 Share Incentive Plan	F-1/A	333-255262	10.3	5/10/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-255262	10.4	5/10/2021
4.5	Compensation Policy for Officers and Directors	F-1/A	333-255262	10.5	5/10/2021
4.6	Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	F-1/A	333-255262	10.6	5/10/2021
4.7	Summary in English of the Lease Agreement, dated as of March 26, 2017 by and between the Registrant and Azrieli Group Ltd.	F-1/A	333-255262	10.7	5/10/2021
4.8	Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein	F-1/A	333-255262	10.8	5/10/2021
4.9	Data Supply & License Agreement, dated as of February 14, 2014, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.9	5/10/2021
4.10	Addendum No.1 to Data Supply & License Agreement, dated as of August 16, 2015, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.10	5/10/2021
4.11	Addendum No. 2 to Data Supply & License Agreement, dated as of January 10, 2017, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.11	5/10/2021
4.12	Mutual Licenses and Services Agreement, dated as of November 24, 2016, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.12	5/10/2021

4.13	Addendum No. 1 to Mutual Licenses and Services Agreement, dated as of July 22, 2019, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.13	5/10/2021
4.14	Summary in English of the Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd.	20-F	001-40394	4.14	3/25/2022
4.15	Loan Modification Agreement, dated November 13, 2022, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	20-F	001-40394	4.15	3/23/2023
8.1	List of subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm
97.1	Compensation Clawback Policy					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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
SIMILARWEB LTD.

Date: February 28, 2024	By:	/s/ Or Offer
	Name:	Or Offer
	Title:	Chief Executive Officer

Date: February 28, 2024	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer

Similarweb Ltd. and its subsidiaries
Consolidated financial statements

In U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of SIMILARWEB LTD.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Similarweb Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022 ,the related consolidated statements of comprehensive income (loss), changes in convertible preferred shares and shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 2010

Tel-Aviv, Israel
February 28, 2024

Similarweb Ltd. and Subsidiaries Consolidated balance sheets U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2023

Assets
Current assets:
Cash and cash equivalents	$77,810	$71,732
Restricted deposits	9,814	10,020
Accounts receivable, net	38,141	47,869
Deferred contract costs	9,789	11,165
Prepaid expenses and other current assets	6,628	5,599
Total current assets	142,182	146,385
Property and equipment, net	31,823	28,630
Deferred contract costs, non-current	8,348	9,845
Operating lease right-of-use assets	40,823	36,007
Intangible assets, net	9,561	4,785
Goodwill	12,867	12,867
Other non-current assets	441	494
Total assets	$246,045	$239,013
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$25,000
Accounts payable	7,144	8,422
Payroll and benefit related liabilities	18,512	20,437
Deferred revenue	93,195	99,968
Other payables and accrued expenses	27,990	23,263
Operating lease liabilities	9,091	7,095
Total current liabilities	180,932	184,185
Deferred revenue, non-current	974	878
Operating lease liabilities, non-current	40,075	35,329
Other long-term liabilities	2,113	3,074
Total liabilities	224,094	223,466
Commitments and contingencies (Note 16)
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2022 and 2023; 76,435,940 and 78,653,046 shares issued as of December 31, 2022 and 2023, respectively; 76,433,772 and 78,650,878 shares outstanding as of December 31, 2022 and 2023, respectively; 2,168 treasury shares as of December 31, 2022 and 2023;	210	216
Additional paid-in capital	345,834	367,558
Accumulated other comprehensive (loss) income	(367)	872
Accumulated deficit	(323,726)	(353,099)
Total shareholders' equity	21,951	15,547
Total liabilities and shareholders' equity	$246,045	$239,013
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of comprehensive income (loss) U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2021	2022	2023

Revenue	$137,668	$193,234	$218,019
Cost of revenue	31,752	53,274	47,090
Gross profit	105,916	139,960	170,929
Operating expenses:
Research and development	44,378	59,904	56,158
Sales and marketing	93,844	122,635	101,198
General and administrative	33,801	45,277	42,380
Total operating expenses	172,023	227,816	199,736
Loss from operations	(66,107)	(87,856)	(28,807)
Other income, net	—	290	—
Finance (expenses) income, net	(1,891)	4,421	941
Loss before income taxes	(67,998)	(83,145)	(27,866)
Provision for income taxes	981	516	1,507
Net loss	$(68,979)	$(83,661)	$(29,373)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.30)	$(1.10)	$(0.38)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	53,201,603	75,718,623	77,752,960

Net loss	$(68,979)	$(83,661)	$(29,373)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	84	(527)	1,239
Total other comprehensive income (loss), net of tax	84	(527)	1,239
Total comprehensive loss	$(68,895)	$(84,188)	$(28,134)

The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of changes in convertible preferred shares and shareholders’ (deficit) equity U.S. dollars in thousands (except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	50,657,042	$135,810	15,326,281	$42	$25,908	$76	$(171,086)	$(145,060)
Conversion of Convertible Preferred Shares to Ordinary Shares upon IPO	(50,657,042)	(135,810)	50,657,042	136	135,674	—	—	135,810
Issuance of shares in relation to initial public offering, net of issuance costs	—	—	7,550,531	23	150,643	—	—	150,666
Exercise of stock options and vesting of RSUs	—	—	1,311,587	4	1,218	—	—	1,222
Share-based compensation	—	—	—	—	11,171	—	—	11,171
Other comprehensive income	—	—	—	—	—	84	—	84
Net loss	—	—	—	—	—	—	(68,979)	(68,979)
Balance at December 31, 2021	—	—	74,845,441	205	324,614	160	(240,065)	84,914
Exercise of stock options and vesting of RSUs	—	—	1,230,823	4	2,030	—	—	2,034
Issuance of ordinary shares under the employee share purchase plan	—	—	357,508	1	2,082	—	—	2,083
Share-based compensation	—	—	—	—	16,987	—	—	16,987
Deferred costs in relation to initial public offering	—	—	—	—	121	—	—	121
Other comprehensive loss	—	—	—	—	—	(527)	—	(527)
Net loss	—	—	—	—	—	—	(83,661)	(83,661)
Balance at December 31, 2022	—	—	76,433,772	210	345,834	(367)	(323,726)	21,951
Exercise of stock options and vesting of RSUs	—	—	1,923,898	5	2,302	—	—	2,307
Issuance of ordinary shares under the employee share purchase plan	—	—	293,208	1	1,258	—	—	1,259
Share-based compensation	—	—	—	—	18,164	—	—	18,164
Other comprehensive income	—	—	—	—	—	1,239	—	1,239
Net loss	—	—	—	—	—	—	(29,373)	(29,373)
Balance at December 31, 2023	—	$—	78,650,878	$216	$367,558	$872	$(353,099)	$15,547
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

	Year Ended December 31,
	2021	2022	2023

Cash flows from operating activities:
Net loss	$(68,979)	$(83,661)	$(29,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,167	10,584	10,258
Finance expense	45	1,112	1,646
Unrealized gain from hedging future transactions	(23)	(20)	(52)
Share-based compensation	11,171	16,987	18,127
Gain on sale of equipment	—	(142)	—
Provision for accrued interest on Credit Facility	(53)	—	—
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	—	5,744	(1,926)
Increase in accounts receivable, net	(5,132)	(6,882)	(9,728)
Increase in deferred contract costs	(6,127)	(459)	(2,873)
(Increase) decrease in other current assets	(5,556)	1,342	617
(Increase) decrease in other non-current assets	(412)	372	(53)
Increase (decrease) in accounts payable	6,631	(4,284)	1,255
Increase in deferred revenue	24,384	15,055	6,677
Decrease in deferred rent	(410)	—	—
Increase (decrease) in other non-current liabilities	475	(1,497)	961
Increase (decrease) in other liabilities and accrued expenses	13,194	(316)	1,426
Net cash used in operating activities	(27,625)	(46,065)	(3,038)
Cash flows from investing activities:
Purchase of property and equipment, net	(2,311)	(28,257)	(1,559)
Capitalized internal-use software costs	(502)	(2,919)	(821)
(Increase) decrease in restricted deposits	(10,020)	1,660	(206)
Decrease in short-term investments	30,000	—	—
Payment for business combinations, net of cash acquired	(9,507)	(3,787)	—
Cash received in relation to business combinations	—	294	—
Purchase of intangible assets	(300)	—	—
Net cash provided by (used in) investing activities	7,360	(33,009)	(2,586)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,222	2,034	2,296
Proceeds from employee share purchase plan	—	2,083	1,259
Borrowings under Credit Facility	30,000	25,000	—
Repayment of Credit Facility	(56,800)	—	—
Repayment of borrowings assumed in business combinations	(112)	—	—
Proceeds from initial public offering, net of underwriting fees, commissions and other issuance costs	150,936	—	—
Payments of contingent consideration, net	—	—	(2,363)
Net cash provided by financing activities	125,246	29,117	1,192
Effect of exchange rates on cash and cash equivalents	(45)	(1,112)	(1,646)
Net increase (decrease) in cash and cash equivalents	104,936	(51,069)	(6,078)
Cash and cash equivalents, beginning of period	23,943	128,879	77,810
Cash and cash equivalents, end of period	$128,879	$77,810	$71,732

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

Supplemental disclosure of cash flow information:
Interest paid (received), net	$531	$(18)	$(203)
Taxes paid	$468	$485	$1,883
Supplemental disclosure of non-cash financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$270	$(121)	$—
Additions to operating lease right-of-use assets and liabilities	$—	$9,485	$2,597
Deferred proceeds from exercise of share options included in other current assets	$—	$—	$11
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$116	$139
Deferred payments related to business combinations held in escrow	$—	$—	$1,269

Schedule A : Business combinations
Working capital deficit, net (excluding cash and cash equivalents)	$(8,865)	$(657)	$—
Cash refund to be received resulting from adjustment to working capital	—	193	—
Property, plant and equipment	13	43	—
Goodwill and other intangible assets	20,374	4,361	—
Deferred taxes, net	(2,015)	(153)	—
	$9,507	$3,787	$—

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
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. As of December 31, 2022 and 2023, all of the Company’s subsidiaries are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.
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
Business and Asset Acquisitions
The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition in accordance with ASC 805, Business Combinations. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity and contingent consideration to the identifiable assets acquired and the assumed liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

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

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date, unless such contingent consideration include continued service conditions. The fair value of the contingent consideration that is accounted for as a liability, is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

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

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset unless that life is determined to be indefinite. Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The Company did not record any impairment charges to goodwill or other acquired intangible assets during the years ended December 31, 2021, 2022 and 2023.
The estimated useful lives of the Company’s intangible assets are as follows:

Customer relationships	3.75-4 years
Brand name	2 years
Database	2.75 years
User panel	3 years
Developed technology	2-4 years

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Property and equipment, net
Property and equipment are stated at cost, net of accumulated depreciation, amortization and accumulated impairment losses. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Computers, software, peripheral and electronic equipment	3 years
Office furniture and equipment	7-15 years
Leasehold improvements	(*)

(*)   Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Company and intended to be exercised) and their respective expected lives.
The useful life, depreciation method and residual value of an asset are reviewed whenever events or circumstances indicate that a revision to the useful life is warranted, and any changes are accounted for prospectively as a change in accounting estimate. Maintenance, repairs and minor replacements are expensed as incurred.

Impairment of long-lived assets
The carrying amounts of the Company’s long-lived assets, including property and equipment, capitalized internal-use software, intangible assets, right of use assets and deferred contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows the asset is expected to generate over its remaining life. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of those assets is reduced to fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the shorter useful life. There were no such impairments for the years ended December 31, 2021, 2022 and 2023.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Accounts receivable, net
Accounts receivable includes billed and unbilled receivables. Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for credit losses, which is estimated based on an analysis of the aging of its accounts receivable, historical write-offs, customer payment patterns, individual customer creditworthiness and current economic trends in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for credit losses was not material as of December 31, 2022 and 2023.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is three years as of December 31, 2023. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2021, 2022 and 2023, the Company capitalized software development costs of $502, $2,919 and $858, respectively, which are included in property and equipment, net in the consolidated balance sheets. Capitalized internal-use software costs during the year ended December 31, 2023 include $37 of share based compensation.
Amortization expense for the related capitalized internal-use software for the years ended December 31, 2021, 2022 and 2023 totaled $864, $749 and $1,287, respectively, and is included in cost of revenue in the consolidated statements of comprehensive income (loss).
The Company did not recognize any impairments to internal-use software during the years ended December 31, 2021, 2022 and 2023.

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
The Company recognizes revenue in accordance with ASC 606 and determines revenue recognition through the following steps:
1.Identification of the contract, or contracts, with a customer;
The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, the contract has commercial substance and the parties to the contract have approved the contract and are committed to perform their respective obligations. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.
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
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 60 days of invoice. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its products and services, not to receive financing from its customers or to provide customers with financing. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer a right of refund in its contracts.
4.Allocation of the transaction price to the performance obligations in the contract;
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”). When a contract includes multiple performance obligations which are delivered concurrently and have the

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

same pattern of transfer to the customer, the Company accounts for those performance obligations as a single performance obligation.
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
Unbilled accounts receivable represents revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of December 31, 2022 and 2023, the unbilled accounts receivable included within accounts receivable, net were $290 and $246, respectively.
Deferred revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. The Company generally invoices customers in annual installments. Deferred revenue is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the relevant financial period.
Deferred revenue that will be recognized as revenue during the succeeding twelve-month period is recorded as short-term deferred revenue and the remaining portion is recorded as deferred revenue, non-current.
During the years ended December 31, 2021, 2022 and 2023, the Company recognized revenue of $53,145, $76,676 and $93,195, respectively, which was included in the deferred revenue balances at the beginning of each respective period.
Remaining performance obligations
The Company’s remaining performance obligations are comprised of subscription revenue not yet delivered. As of and December 31, 2023, the aggregate amount of transaction price allocated to remaining performance obligations was $195,196. The Company expects to recognize 80% of its remaining performance obligations as of December 31, 2023, as revenue during the year ending December 31, 2024, and the remainder thereafter.
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
Research and development
Research and development costs include personnel-related costs associated with the Company’s engineering, data science, product and design teams as well as consulting and professional fees for third-party development resources, third-party licenses for software development tools and allocated overhead costs. Research and development costs are generally expensed as incurred.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Advertising expenses
Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2021, 2022 and 2023 amounted to $8,686, $3,788 and $2,125, respectively.
Post-employment benefits
The Company accounts for employee related obligations in accordance with ASC Topic 715, Compensation—retirement benefits. Pursuant to Israel’s Severance Pay Law, Company employees in Israel are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, 1963. Accordingly, the Company is required to contribute, on a monthly basis, an amount equal to 8.33% of each employee’s monthly salary to individual accounts held with insurance companies for the benefit of each employee. These contributions release the Company from any future statutory severance payments. The related obligation and amounts deposited on behalf of such obligations are not recorded on the consolidated balance sheets, as they are legally released from obligation to employees once the deposit amounts have been paid. Severance pay expenses for the years ended December 31, 2021, 2022 and 2023, amounted to approximately $4,096, $5,537 and $4,629, respectively.
The Company’s subsidiary maintains a defined contribution plan covering all of its employees in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”). Employees may elect to contribute up to 99% of their pretax salaries to the 401(k) Plan, but generally not greater than $22.5 per year (and an additional amount of $7.5 for employees aged 50 and over), through salary deferrals, subject to statutory limits. The Company matches 100% of employee contributions to the 401(k) Plan up to a limit of 4% of the employees’ eligible compensation. For the years ended December 31, 2021, 2022 and 2023, the Company recorded expense for matching contributions to the plan that amounted to $656, $873 and $862, respectively.
Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases and determines whether an arrangement meets the definition of a lease at inception.
Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, prepaid lease payments and lease incentives. The lease liability is measured based on the discounted present value of the remaining lease payments, which is computed using an IBR based on the information available at the inception of the lease, unless the rate implicit in the lease can be readily determined. The Company’s IBR for each leased asset is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the asset was located.

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
Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU assets and lease liabilities are calculated using the CPI as of the date of inception of the applicable lease and are not subsequently adjusted, unless the liabilities are reassessed for other reasons.
The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. The Company did not recognize any impairment charges during the years ended December 31, 2022 and 2023.
The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term. The Company recognizes sublease income as an offset to lease expenses.

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
Net loss per share attributable to ordinary shareholders
Prior to the completion of the Company’s IPO, the Company computed net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would have been entitled to dividends that would be distributed to the holders of Ordinary Shares, on a pro-rata basis assuming conversion of all convertible preferred shares into Ordinary Shares. Those participating securities did not

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.
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
Provisions
The Company accounts for its contingent liabilities in accordance with ASC Topic 450, Contingencies. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.
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
Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. The changes in the fair value of these derivatives are recorded, as incurred, in finance (expenses) income, net in the consolidated statements of comprehensive income (loss). All of the accumulated other comprehensive loss as of December 31, 2023 is expected to be recognized as operating expenses in the Consolidated Statements of Income within the year ending December 31, 2024.
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
Financial instruments consist of cash equivalents, restricted deposits, accounts receivables, derivative financial instruments, accounts payable, and accrued liabilities. Derivative financial instruments are stated at fair value on a recurring basis. Cash equivalents, restricted deposits, prepaid expenses, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value and are approximated at fair value.
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
The Company’s accounts receivable are principally derived from sales to a wide range of customers. The Company does not generally require collateral from its customers and substantially all of its accounts receivable are unsecured. The Company provides an allowance for credit losses based upon management’s experience and estimate of collectability of each account. To date, the Company has not experienced any material losses on its accounts receivable. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers. The allowance for credit losses was immaterial for the years presented.
No single customer accounted for more than 10% of total revenue for the years ended December 31, 2021, 2022 and 2023. No single customer accounted for more than 10% of accounts receivable as of December 31, 2022 and 2023.
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

Recently issued accounting pronouncements not yet adopted
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating ASU 2023-07 to determine the impact it may have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

3.Business Combinations
Acquisition of Embee Mobile
In November 2021, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Embee Mobile Inc. (“Embee”), a company incorporated under the laws of the State of Delaware. Embee is a mobile insights provider and market leader in mobile audience analytics, consumer panel and mobile sampling. The purchase consideration included a cash amount of $9,060, subject to customary closing adjustments and additional contingent consideration payments to shareholders of Embee in the aggregate amount of up to $8,300, to be paid over a two-year period, subject to the achievement of certain milestones. The assets and liabilities and the results of the operations of Embee were consolidated in the Company’s consolidated financial statements commencing as of the date of the acquisition. The fair value of the contingent consideration as of the acquisition date was $7,079 and is measured based on estimated future cash outflows, based upon the probabilities-weighted fair values of multiple discounted cash flow analysis. The extent to which the actual contingent consideration payment differs from the probability-weighted analysis will result in adjustments to this liability in future periods. The contingent consideration was classified as a liability, and as a result was measured at fair value as of the acquisition date and was remeasured to fair value on each subsequent reporting date until the contingency was settled (Level 3 within fair value hierarchy). In addition, the Company would pay an amount up to $2,500 for the retention of employees for a period of one to two years following the acquisition. These retention payments were expensed over the requisite service period and were not included in the purchase consideration in accordance with ASC 805.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following summarizes the purchase price allocation of Embee’s acquisition:

Fair Value
Total consideration	$16,139
Less: Cash acquired	(53)
Less: Working capital adjustment during the measurement period	(294)
Total consideration, net of cash acquired	$15,792

Identifiable assets and liabilities assumed
Accounts receivable	$617
Other current assets	89
Deferred commissions	26
Property and equipment	13
Technology (1)	497
User panel (2)	11,202
Goodwill (3)	7,721
Trade payables	(323)
Deferred tax liabilities, net	(2,015)
Deferred revenue	(307)
Other liabilities assumed	(1,728)
Total identifiable assets acquired, net of liabilities assumed	$15,792
(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life was estimated at approximately 2 years and was amortized using the straight-line method.
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
The Company incurred approximately $197 of expenses related to the acquisition, all of which were recorded in general and administrative expenses for the year ended December 31, 2021.
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
Acquisition of Internet Marketing Center
In May 2022, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Internet Marketing Center Ltd. (“IMC”), a company incorporated under the laws of the State of Israel. In addition, the Company entered into an Asset Purchase Agreement pursuant to which it acquired certain assets from Rank Ranger LLC, a limited liability company that is affiliated with IMC through its sole shareholder. IMC is a market leader in search engine optimization and rank tracking. The purchase consideration included a cash amount of $3,963, subject to customary closing adjustments and a subsequent working capital adjustment. In addition, the Company shall pay an amount of up to $1,730 for the retention of the certain executives of IMC for a period of up to three years following the acquisition, and a further amount of up to $865 subject to the achievement of specific future revenue milestones during the retention period.

The following summarizes the purchase price allocation of IMC’s acquisition:

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

(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life is estimated at approximately 4 years and is amortized using the straight-line method.

(2) In assessing the value of the customer relationships, the Company used a cost approach. The economic useful life of the customer relationships is estimated at approximately 4 years and is amortized using the straight-line method.
(3) In assessing the value of the brand name, the Company used an income approach method. The brand name’s economic useful life is estimated at approximately 2 years and is amortized using the straight-line method.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(4) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the     acquisition. The Company estimates that the goodwill is not deductible for tax purposes.
During the year ended December 31, 2022 the Company decreased the goodwill by $193 as a result of a final net working capital adjustment made during the measurement period.
The Company incurred approximately $142 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2022.
Pro forma results of the IMC acquisition have not been presented because they are not material to the Company’s consolidated financial statements.
Contingent consideration
During the year ended December 31, 2022, the Company recorded an adjustment of $884 in the fair value of contingent consideration obligations associated with a business combination, all of which was recorded as a decrease in general and administrative expenses. The aggregate fair value of the remaining contingent consideration obligations associated with a business combination was $3,883 at December 31, 2022, which is included within other payables and accrued expenses in the accompanying consolidated balance sheets. There were no remaining contingent consideration obligations as of December 31, 2023.
The Company paid $2,312 and $3,883 of contingent consideration under these agreements during the years ended December 31, 2022 and 2023, respectively.
Other asset acquisitions
During 2021, the Company acquired certain technology and data assets to strengthen its data edge. These acquisitions were not financially significant individually or in the aggregate. Each of these transactions did not meet the definition of business combinations and were therefore accounted for as asset acquisitions. The total consideration paid during the year ended December 31, 2021 for these asset acquisitions was $300. There were no other asset acquisitions during the years ended December 31, 2022 and 2023.

4.Fair value measurement
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2022
	Level 1	Level 2	Level 3
Financial assets (liabilities):
Foreign currency contracts designated as hedge instruments, included in other payables and accrued expenses	—	(346)	—
Contingent consideration in relation to business combinations	—	—	$(3,883)
Total financial assets (liabilities)	$—	$(346)	$(3,883)

	December 31, 2023
	Level 1	Level 2	Level 3
Financial assets (liabilities):
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	946	—
Total financial assets (liabilities)	$—	$946	$—

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.Prepaid expenses or other current assets
Prepaid expenses or other current assets consist of the following:

	December 31,
	2022	2023

Receivables from government authorities	$1,047	$1,423
Prepaid expenses	2,416	2,227
Fair value of future hedging transactions	—	946
Contingent consideration held in escrow	1,900	—
Rent deposits	1,088	547
Other	177	456
Total prepaid expenses and other current assets	$6,628	$5,599

6.Deferred contract costs
The following table summarizes deferred contract costs activity:

	December 31,
	2022	2023

Balance at the beginning of the year	$17,678	$18,137
Capitalization of deferred contract costs	10,100	13,488
Amortization of deferred contract costs	(9,641)	(10,615)
Balance at the end of the year	$18,137	$21,010

7.Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2022	2023

Computers and peripheral equipment	$6,443	$6,784
Office furniture and equipment	2,205	2,322
Electronic equipment	225	232
Leasehold improvements	25,236	26,103
Capitalized internal-use software costs	8,289	9,147
Total property and equipment	42,398	44,588
Less: accumulated depreciation and amortization	(10,575)	(15,958)
Total property and equipment, net	$31,823	$28,630

Depreciation and amortization expenses amounted to $2,567, $6,011 and $5,482 for the years ended December 31, 2021, 2022 and 2023, respectively. Depreciation and amortization expenses for the years ended December 31, 2021 and 2022 include $455 and $2,357, respectively, related to leasehold improvements, office furniture and equipment

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

and electronic equipment that were disposed in connection with the Company’s move to its new headquarters in Israel.
8.Goodwill and Intangible assets, net
Goodwill
The following table represents the changes to goodwill:

Carrying Amount

Balance as of December 31, 2021	$11,318
Additions from acquisitions	2,036
Adjustments during the measurement period	(487)
Balance as of December 31, 2022	$12,867
Additions from acquisitions	—
Adjustments during the measurement period	—
Balance as of December 31, 2023	$12,867
Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2022	2023

Developed technology	$2,832	$2,832
Customer relationships	440	440
Database	208	208
User panel	11,202	11,202
Brand name	59	59
Total intangible assets	14,741	14,741
Less: accumulated amortization	(5,180)	(9,956)
Total intangible assets, net	$9,561	$4,785

Amortization expenses amounted to $607, $4,573 and $4,776 for the years ended December 31, 2021, 2022 and 2023.
As of December 31, 2023, the expected future amortization expenses for the intangible assets are as follows:

Years ending December 31,
2024	$4,092
2025	509
2026	184
Total	$4,785

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

9.Other payables and accrued expenses
Other payables and accrued expenses consist of the following:

	December 31,
	2022	2023

Governmental authorities	$14,384	$12,545
Accrued expenses	6,809	8,294
Contingent consideration related to business combinations	3,883	—
Accrued retention bonus related to business combinations	497	482
Fair value of future hedging transactions	346	—
Other	2,071	1,942
Total other payables and accrued expenses	$27,990	$23,263

10.Credit facilities and loans
Silicon Valley Bank credit facility
In December 2020, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, a division of First Citizens Bank since March 2023 (the “SVB Credit Facility”), which included a revolving credit line facility in the aggregate amount of up to $75,000 (the “Revolving Line”). The borrowing base of the SVB Credit Facility is computed based on advance multiplier of 600% multiplied by the Company’s aggregate monthly recurring revenue less the net retention rate, as defined.
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
In November 2022, the Company extended the terms of the SVB Credit Facility through December 31, 2024.
As of December 31, 2022 and 2023, the Company had $25,000 outstanding debt under the SVB Credit Facility and was in compliance with all of its financial covenants under the SVB Credit Facility.

11.Derivatives and hedging
During 2022 and 2023, the Company entered into forward and cylinder contracts primarily to hedge certain forecasted NIS denominated payroll payments against exchange rate fluctuations of the U.S. dollar, for a period of up to twelve months. The fair value of future hedging transactions is included in other current assets or other payables and accrued expenses, as appropriate. The Company recorded the cash flows associated with these derivatives under operating activities.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The gross notional amounts of the Company’s foreign currency contracts are denominated in NIS and GBP. The notional amounts of outstanding foreign currency contracts in U.S. dollars are as follows:

	December 31,
	2022	2023

Derivatives designated as hedging instruments	$2,551	$2,131
Derivatives not designated as hedging instruments	946	927
Total	$3,497	$3,058

During the years ended December 31, 2021, 2022 and 2023, gains (losses) related to designated hedging instruments were reclassified from accumulated other comprehensive (loss) income when the related expenses were incurred. These gains (losses) were recorded in the consolidated statements of comprehensive income (loss), as follows:

	Year Ended December 31,
	2021	2022	2023

Cost of revenue	$(10)	$(246)	$(250)
Research and development	(38)	(807)	(849)
Sales and marketing	(18)	(529)	(551)
General and administrative	(10)	(361)	(361)
Total	$(76)	$(1,943)	$(2,011)

During the years ended December 31, 2021, 2022 and 2023, the Company recorded (losses) gains related to non-designated hedging instruments in the amount of $(6), $(324) and $126, respectively, which are classified as finance (expenses) income, net in the consolidated statements of comprehensive income (loss).

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

12.Leases
The Company has entered into various non-cancelable operating leases for its office facilities with expiration dates through April 2032. The components of operating lease costs recorded under operating expenses for the years ended December 31, 2022 and 2023 were as follows:

	2022	2023
Fixed cost	7,617	8,327
Short-term lease cost	655	415
Total operating lease cost	$8,272	$8,742
The short-term lease cost above includes $199 and $397 related to CPI adjustments for the years ended December 31, 2022 and 2023, respectively.
Cash payments paid for operating leases were $8,965 and $10,037 the years ended December 31, 2022 and 2023, respectively.
The Company’s lease expenses prior to the adoption of ASC 842 were $5,054 for the year ended December 31, 2021.
As of December 31, 2023, the Company’s weighted average remaining lease term was 7.92 years and the weighted average discount rate was 3.94%.
As of December 31, 2023, the minimum lease payments for the Company’s ROU assets over the remaining lease periods are as follows:

Years ending December 31,
2024	$7,099
2025	6,532
2026	5,589
2027	5,572
2028	5,572
2029 and thereafter	18,439
Total undiscounted lease payments	48,803
Less: imputed interest	(6,379)
Present value of lease liabilities	$42,424
The Company subleases certain unused office space to third parties. The Company recorded $226 of sublease income during the year ended December 31, 2023. The Company did not record any sublease income during the years ended December 31, 2021 and 2022.
13.Share equity incentive plans
In 2010, the Company's Board of Directors approved a Share Option Plan (The “2010 Plan“), pursuant to which incentive and nonqualified stock options were able to be granted to employees, officers, directors, consultants and other service providers of the Company. In 2012, the Company's Board of Directors approved an Equity Incentive Plan (The “2012 Plan“), pursuant to which, as amended, incentive and nonqualified share options and RSUs may be granted to employees, officers, directors, consultants and other service providers of the Company or its subsidiaries. The Company reserved an aggregate amount of 17,339,974 shares for issuance under the 2010 Plan and the 2012 Plan, as amended.

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
The following table summarizes share option activity for the years ended December 31, 2022 and 2023:

	2022			2023

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term (in years)	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term (in years)

Outstanding at the beginning of the year	9,981,394	$2.37	6.65	8,362,930	$2.28	5.25
Granted	—	—	—	—	—	—
Exercised	(911,307)	2.23	—	(863,806)	2.67	—
Forfeited	(707,157)	3.56	—	(147,725)	3.45	—
Outstanding at the end of the year	8,362,930	$2.28	5.25	7,351,399	$2.21	4.04
Exercisable at the end of the year	7,001,928	$2.18	4.75	6,844,376	$2.15	3.83

The weighted-average grant-date fair value of share options granted was $10.34 per share for the year ended December 31, 2021. No share options were granted during the years ended December 31, 2022 and 2023.

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
Fair value of ordinary shares – Prior to the Company’s IPO, as the Company’s Ordinary Shares were not publicly traded, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists.
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
The intrinsic value of the exercised options was $23,122, $8,212 and $3,037 for the years ended December 31, 2021, 2022 and 2023, respectively. The grant-date fair value of vested options was $9,593 and $5,296 for the years ended December 31, 2022 and 2023, respectively.
The total unrecognized compensation cost as of December 31, 2023 was $3,559, which will be recognized over a weighted-average period of 0.94 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes RSU (including PRSU) activity for the years ended December 31, 2022 and 2023:

	2022		2023
	Number of RSUs	Weighted Average Fair Value at grant date	Number of RSUs	Weighted Average Fair Value at grant date

Outstanding and unvested at the beginning of the year	967,797	$18.97	2,866,980	$12.06
Granted	2,678,036	10.66	2,820,708	6.54
Vested	(319,516)	17.91	(1,060,404)	11.83
Forfeited	(459,337)	15.06	(623,948)	10.90
Outstanding and unvested at the end of the year	2,866,980	12.06	4,003,336	8.16

As of December 31, 2023, the Company had $27,524 of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 2.76 years.
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
The Company issued 357,508 and 293,208 ordinary shares under the ESPP during the year ended December 31, 2022 and 2023 . The Company did not issue any ordinary shares under the ESPP during the year ended December 31, 2021. As of December 31, 2023, 2,862,076 ordinary shares remain available for grant under the ESPP.
The Company recognized $108, $1,243 and $572 of stock-based compensation expense related to the ESPP during the years ended December 31, 2021, 2022 and 2023, respectively. Total unrecognized compensation cost related to the ESPP was approximately $216 as of December 31, 2023, and will be recognized as compensation expense over a weighted average period of 0.4 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes the share-based compensation recorded in each line item in the accompanying consolidated statements of comprehensive income (loss):

	Year Ended December 31,
	2021	2022	2023

Cost of revenue	$211	$599	$635
Research and development	4,058	5,287	5,782
Sales and marketing	3,450	5,995	5,196
General and administrative	3,452	5,106	6,514
Total	$11,171	$16,987	$18,127

14.Income taxes
Basis of taxation
The Israeli corporate tax rate was 23% for the years ended December 31, 2021, 2022 and 2023.
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
The Company has received final income tax assessments in Israel through the year ended December 31, 2018.
The Company is qualified as an “industrial company” under the Israeli Law for the Encouragement of Industry (Taxation), 1969, and is eligible for certain tax benefits including amortization of goodwill arising from business combinations that are asset acquisitions and deduction of IPO issuance costs for tax purposes over three years.
The components of the loss before the provision for income taxes for the years ended December 31, 2021, 2022 and 2023 were as follows:

	2021	2022	2023
Domestic	$(69,245)	$(84,778)	$(31,021)
Foreign	1,247	1,633	3,155
Total loss before income taxes	$(67,998)	$(83,145)	$(27,866)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The provision for income taxes for the years ended December 31, 2021, 2022 and 2023 was as follows:

	2021	2022	2023
Current:
Domestic	$11	$109	$56
Foreign	569	1,933	646
Total current income tax expense	580	2,042	702
Deferred:
Domestic	—	(24)	(126)
Foreign	401	(1,502)	931
Total deferred income tax expense	401	(1,526)	805
Total provision for income taxes	$981	$516	$1,507

The provision for income taxes consisted primarily of income taxes related to the United States, the United Kingdom and other foreign jurisdictions in which the Company conducts business.
A reconciliation of the Company’s theoretical income tax expense to actual income tax expense for the years ended December 31, 2021, 2022 and 2023 is as follows:

	2021		2022		2023
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(15,640)	23%	$(19,123)	23%	$(6,409)	23%
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	13,598	(20)	16,187	(20)	3,498	(12)
Effect of entities with different tax rates	125	0	125	0	48	0
Non-deductible expenses, net	2,439	(4)	3,442	(4)	4,368	(16)
Income in zero tax rate	—	0	(67)	0	—	0
Change in tax reserve for uncertain tax positions	101	0	12	0	145	(1)
Other	358	(1)	(60)	0	(143)	1
Total effective income taxes	$981	(2)%	$516	(1)%	$1,507	(5)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2022	2023
Deferred tax assets:
Net operating loss carryforwards	$56,542	$60,582
Research and development expenses	12,043	12,000
Lease liabilities	11,394	10,077
Accruals and reserves	1,455	1,375
Share-based compensation	1,231	668
Issuance costs	1,184	—
Deferred revenue	900	82
Other	2	503
Gross deferred tax assets	84,751	85,287
Valuation allowance	(70,818)	(73,960)
Total deferred tax assets	$13,933	$11,327
Deferred tax liabilities:
Intangible assets	(2,280)	(966)
Deferred contract acquisition costs	(2,785)	(3,123)
Property and equipment	(902)	(1,108)
Right-of-use-assets	(9,449)	(8,208)
Other comprehensive income	—	(201)
Other	—	(9)
Gross deferred tax liabilities	(15,416)	(13,615)
Net deferred taxes	$(1,483)	$(2,288)
A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2022 and 2023 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2022 and 2023 was an increase of $19,401 and $3,142, respectively.
As of December 31, 2023, $13,260 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries as the Company intends to indefinitely reinvest those earnings.
Net operating loss carryforwards
As of December 31, 2023, the Company had generated Israeli net operating loss carryforwards (“NOLs”) of approximately $261,022, which may be carried forward and offset against taxable income in the future for an indefinite period.
As of December 31, 2023, the Company had NOLs in the United States of approximately $2,051. Section 382 of the Internal Revenue Code of 1986, as amended (“IRC Section 382”), imposes restrictions on the utilization of net operating loss carryforwards in the event of an “ownership change” of a corporation. Accordingly, the utilization of the U.S. federal and state net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by IRC Section 382 and similar state provisions.
Other than the aforementioned Israeli NOLs and United States NOLs, the Company has utilized all of its NOLs in other jurisdictions in which it operates as of December 31, 2023.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Unrecognized tax positions
In accordance with the provisions of ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax positions as of December 31, 2021, 2022 and 2023.

Unrecognized tax positions
Balance as of January 1, 2021	$302
Increases related to current year tax positions	101
Balance as of December 31, 2021	403
Increases related to current year tax positions	12
Additions related to business combinations	193
Balance as of December 31, 2022	608
Increases related to current year tax positions	145
Balance as of December 31, 2023	$753

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2021, 2022 and 2023, the Company has accumulated $115, $56 and $32, respectively in interest and penalties related to uncertain tax positions.
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

15.Net income (loss) per share
Basic and diluted net income (loss) per ordinary share is presented in conformity with the two-class method required for participating securities.
The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended December 31,
	2021	2022	2023
Numerator:
Net loss	$(68,979)	$(83,661)	$(29,373)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	53,201,603	75,718,623	77,752,960
Net loss per share, basic and diluted	$(1.30)	$(1.10)	$(0.38)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
	2021	2022	2023

Outstanding share options	9,981,394	8,362,930	7,351,399
RSUs	967,797	2,866,980	4,003,336
Total	10,949,191	11,229,910	11,354,735

16.Commitments and contingencies
Non-cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties mainly for hosting services, as well as software products and services. As of December 31, 2023, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Years ending December 31,
2024	$25,280
2025	18,324
2026	6,912
Total purchase obligations	$50,516

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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

17.Related party transactions
In February 2014, the Company entered into an agreement with an affiliate of a shareholder, pursuant to which, as amended, the Company granted the affiliate a SaaS subscription to the Company’s cloud-based platform with a non-exclusive license to access our cloud-based platform for a defined subscription term and agreed to employ certain employees as dedicated resources who provide services to the shareholder. All expenses related to such employees are reimbursed to the Company on actual cost and overhead expenses basis. The term of the agreement continues to December 31, 2024 and may be terminated earlier by the affiliate upon 30 days notice. During the years ended December 31, 2021, 2022 and 2023, the Company recorded revenue of $153, $195 and $182 respectively, from the affiliate, and $580, $— and $—, respectively, as expense reimbursement for dedicated resources employed by the Company. As of December 31, 2023, the Company has no unsatisfied service obligation related to the dedicated resources and balances owed from the affiliate were immaterial.
Prior to April 2021 (see Note 3), the Company owned 47% of the shares of SimilarTech. In November 2016, the Company entered into an agreement with SimilarTech, pursuant to which the Company provided SimilarTech with a license to use certain intellectual property and infrastructure, while SimilarTech provided the Company with software maintenance services and data derived from the Company’s intellectual property. In July 2019, the Company and SimilarTech entered into an amended agreement pursuant to which, SimilarTech licensed certain additional data and deliverables to the Company. During the year ended December 31, 2021, the Company recorded $85 in gross expense pursuant to these agreements, which is included in cost of revenue. In April 2021, the Company acquired the business and certain assets and liabilities of SimilarTech (see Note 3).

18.Segment and geographic information
Revenue attributable to the Company's domicile and other geographic areas based on the location of the buyers was as follows:

	Year Ended December 31,
	2021	2022	2023

United States	$61,098	$90,868	$103,527
Europe	29,759	38,364	41,779
Asia Pacific	21,560	30,287	33,951
United Kingdom	14,639	19,026	21,705
Israel	2,127	3,129	3,551
Other	8,485	11,560	13,506
Total	$137,668	$193,234	$218,019

Long-lived assets (including ROU assets) by geographical areas were as follows:

	December 31,
	2022	2023

Israel	$67,772	$61,517
Other	4,874	3,120
Total	$72,646	$64,637