Form 20-F
period 2024-12-31
SIMILARWEB LTD.
filed 2025-02-27
CIK 1842731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 82,618,511 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

SIGNATURES	140
Index to Consolidated Financial Statements	F-1

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
Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023. References to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.
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
The sources of certain statistical data, estimates and forecasts contained in this Annual Report are the following independent industry publications or reports:

•Unites States Census Bureau - Statistics of U.S. Businesses. Latest Data: 2021, accessed on 18 February, 2025.
•Statista: Share of small and medium-sized businesses with a website or home page in selected countries worldwide as of 2022, published February 2024.
•EY: Economic contribution of the US private equity sector in 2022, April 2023.
•NVCA 2024 Yearbook, April 2024.
•Bain & Company: Global Private Equity Report 2024.
•AIMA: Prequin Hedge fund industry data Q3 2024.

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
•our ability to sustain profitability;
•anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business;

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
•The evolving role of artificial intelligence and its impact on Internet search engines and related products and services could result in reduced demand for our solutions.
•Real or perceived errors, failures, vulnerabilities or bugs in our platform could result in a decline in the accuracy of the intelligence we produce and/or cause other problems and harm our business.
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
•We could lose the innovative approach, creativity and teamwork, fail to retain and motivate members of our management team or other key employees, or attract, recruit, retain and develop qualified employees.
•We have a credit facility secured by substantially all of our assets under which we have borrowed and may borrow additional amounts; any indebtedness thereunder could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under the credit facility.
Risks Relating to Our Intellectual Property and Technology
•We may fail to protect our intellectual property (“IP”) rights and become subject to IP disputes.
•We may become subject to claims for remuneration or royalties and indemnity provisions in various agreements, potentially exposing us to substantial liability for IP infringement and other losses.
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
•As the regulatory framework for artificial intelligence evolves, our business may be adversely affected.

Risks Relating to Being a Public Company

•The requirements and increased costs of being a U.S. public company may strain our resources and divert management’s attention and changes in existing financial accounting standards or practices may harm our results of operations.

Risks Relating to Taxes

•We may be classified as a passive foreign investment company.
•We are subject to changes in tax law and regulations in various jurisdictions.
•Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our solutions in jurisdictions where we have not historically done so.
•Our international operations may subject us to potential adverse tax consequences.

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

Risks relating to Our Incorporation and Location in Israel

•Conditions in Israel, including the October 2023 attack by Hamas and other terrorist organizations, the subsequent war, and ongoing regional conflicts (including tensions with Hezbollah, Iran, and its proxies), may adversely affect our operations and limit our ability to market our products. Additional risks include the collapse of the Assad regime in Syria, economic instability (including recent credit rating downgrades), supply chain disruptions due to Red Sea conflicts, and potential impacts from international legal proceedings against Israel, all of which could lead to decreased revenues.
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
Our ability to increase our customer base and achieve broader market acceptance of our solutions and platform capabilities will depend to a significant extent on our ability to expand our sales and marketing organizations. We plan to continue expanding our direct sales force, both in existing geographies in which we operate and new international markets. We also plan to dedicate significant resources to our sales and marketing programs and to training our sales force. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited or no experience to date. Our business and results of operations will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. In addition, as the size of our sales and account management organization increases, we need to attract, recruit and retain team managers and leaders who can effectively manage larger teams. If we are unable to attract, retain, and develop strong business leaders and team managers in our expanded go-to-market organization, our growth prospects and business will suffer.
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
We have a history of net losses, we anticipate increasing operating expenses in the future, and although we were profitable on a non-GAAP basis in 2024, we may not be able to achieve and, if achieved, maintain profitability.
We have incurred net losses of $83.7 million, $29.4 million, and $11.5 million in the years ended December 31, 2022, 2023 and 2024, respectively, and although we were profitable on a non-GAAP basis in 2024, we may not be able to maintain profitability in the future. Because the market for the solutions, features and capabilities we offer is rapidly evolving and, we believe, under-penetrated, it is difficult for us to predict our future results of operations or the limits of our market opportunity. Our operating expenses for the year ended December 31, 2024 increased by $5.0 million from $199.7 million for the year ended December 31, 2023. We expect our operating expenses will continue to increase over the next several years as we hire additional personnel, expand our operations and infrastructure, both in existing geographies in which we operate as well as into new geographical markets, continue to enhance the Similarweb brand and develop and expand our solution offerings, features and capabilities. We also expect our general and administrative expenses to increase as we grow and operate as a public company, including due to the need to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Achieving our goals and operating our business may prove more expensive than we anticipate and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow, or revenue may decline for a number of possible reasons, including slowing demand for our solutions or increasing competition. If we fail to increase our revenue as we grow our business, we may not achieve profitability, which would cause our business, financial condition, results of operations and cash flows to suffer.
If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced rapid growth, and anticipate that we will continue to experience further growth in our operations and headcount. Our growth has placed, and future growth will place, a significant strain on our management, technical, administrative, operational and financial infrastructure. For example, our headcount has grown by 17% from 926 employees at the end of 2021 to 1,085 employees as of December 31, 2024, notwithstanding a reduction in force of approximately 10% during the fourth quarter of 2022 and an additional reduction in force of approximately 6% during the second quarter of 2023. In addition, we continued to expand internationally, including in the Czech Republic, Chile and Switzerland in 2024. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth thus far. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform or solutions, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties.

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
With respect to our solutions, we compete with market research companies such as NielsenIQ and Kantar Group, traditional media measurement solutions such as Nielsen Holdings plc and comScore, Inc., manual project-based approaches to specific business challenges provided by management consulting companies such as McKinsey & Company, Bain & Company and Accenture plc and media buying and advertising agencies such as WPP plc, Omnicom Group and Interpublic Group. With the introduction of new technologies and new market entrants, including AI-based technologies and new companies with AI-powered offerings, we expect competition to intensify in the future. Established companies may not only develop their own communication and collaboration solutions, platforms for software integration and secure repositories of information and data, but also acquire or establish solution integration, distribution or other cooperative relationships with our current competitors. For example, while we currently provide our services and solutions to Google Inc., Amazon.com, Inc., and Microsoft Corporation, among others, they may develop and introduce products that directly or indirectly compete with our solutions.
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
The evolving role of artificial intelligence and its impact on Internet search engines and related products and services could result in reduced demand for our solutions.
The rapid development and deployment of artificial intelligence ("AI") technologies pose both opportunities and risks to internet search engines and products and services such as ours that rely on them. Generative AI alternatives to search engines have the potential to disrupt traditional search engine models by changing the way information is accessed, organized, and presented to users. As these AI technologies evolve, they may alter user behavior, shift market dynamics, and reduce the relevance or effectiveness of conventional search engines.

In particular, the widespread adoption of AI-powered alternatives to traditional search, such as chatbots, virtual assistants, or advanced AI-driven search engines, may undermine the market share and profitability of traditional internet search engines and in turn products and services that rely on them. These AI tools may provide more personalized, conversational, or context-aware results, which could reduce users’ reliance on conventional search engines or affect the accuracy, visibility, and ranking of search results. Such shifts in user behavior could have material negative effects on businesses whose products and services rely heavily on internet search engines for customer acquisition, advertising revenue, or visibility.
We cannot predict with certainty how the continued evolution of AI technologies will shape the future of internet search and its related ecosystems. As AI tools become increasingly sophisticated, our ability to adapt and maintain the effectiveness of our search-related offerings may be challenged. This could lead to material adverse effects on our business operations, market position, and financial results.
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
We have a number of sources contributing to the depth, breadth and accuracy of the data on our platform. These include our contributory network consisting of end users who use our business-to-customer, or B2C, products or B2C products of our partners through which we collect de-identified user data, and our “direct measurement data”, consisting of website and app owners who give us access to their Google Analytics or other direct measurement metrics. If we are not able to attract new participants or maintain existing participants in our contributory network or direct measurement dataset, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Additionally, data privacy regulatory changes as well as the introduction of app- and device-level opt-out settings by certain mobile device and operating system providers increase the degree to which individuals opt-out of having their data collected or avoid such collection altogether, which could result in lower rates of B2C product end user adoption and higher rates of opting out, thereby reducing the size and depth of our contributory network. Third-party intermediaries have emerged, and we expect that others will emerge that offer the ability for users to opt out of their personal and other data being collected at scale (i.e., from all platforms and products, including ours and the third-party products with whom we partner for data collection). Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
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

Our platform and solutions involve the storage and transmission of anonymized user data, direct measurement data, and confidential data about our customers such as their e-mail address and other information they provide to register to use our platform. Therefore, security breaches or unauthorized access to our platform and solutions could result in the loss of our or our customers’ confidential data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. Any security breach or perceived security breach could also result in media attention and reputational harm to our business. We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services.
While we seek to adhere to the industry's best practices by implementing security controls and establishing measures to manage and reduce the risks associated with engaging third-party service providers, cybercrime continues to escalate. Furthermore, threats posed by malware, viruses, hacking, social engineering attacks, and especially ransomware attacks are increasingly prevalent within our industry. These threats pose significant risks and have a considerable impact on cloud services. Moreover, while we have taken steps to protect the confidential information to which we have access (including our own valuable, proprietary, and trade secret information), as well as measures to ensure we do not become privy to confidential data beyond the scope of what is required to develop our insights and provide our solutions, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ confidential data on our behalf could be breached or we could suffer a loss of our or our customers’ confidential data.
Although we strive to reduce the risks associated with engaging third-party service providers, our ability to monitor third-party service providers’ data security may be limited. In addition, intentional or accidental actions or inaction by employees or other third parties with authorized access to our networks may result in the exposure of vulnerabilities that may be exploited or expose us to liability. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information it could disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition, revenue, results of operations or cash flows, and we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, financial account information or other confidential information, even if unfounded, could damage our reputation and adversely affect our results of operations.
Given the many different security breach techniques and the fact that such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny users access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of user confidence in the security of our platform and damage to our brand, reduce the demand for our solutions, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.
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
We use third-party technology and systems in various contexts, including, without limitation, employee email, content delivery to customers, back-office support, credit card processing, and other functions. Although we seek to follow industry best practices for security controls and have also developed systems and processes designed to protect customer data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security.
We have established and implemented an Incident Response Policy designed to protect confidential information and systems in the face of cyber-attacks, security threats and breaches. The primary goal of the policy is to contain a cyber threat while continuing normal business operations quickly and effectively. The policy is reviewed at least annually and updated, if required, to reflect our changing organization, new technologies and new compliance requirements that inform our cyber security strategy. We also conduct regular testing of this policy, including table-top cyber security and data breach exercises, to achieve reasonable assurance that relevant personnel are fully trained to participate in effective incident response. The policy requires a cross-functional team of people to manage the systems, legal, and communication issues that arise and includes provisions for detecting and reporting information security events and for defining and implementing response plans and action plans for information security incidents. Our Chief Information Security Officer leads the response and handling of the security incident and coordinates and directs all related mitigation activities. The policy includes conclusion and learning plans pursuant to which, after the resolution of a security incident, the incident will be studied in order to identify and understand the flaws, breaches and faults that enabled its occurrence as well as the measures that should be taken to prevent a recurrence. The policy provides that security incidents shall be documented by our Chief Information Security Officer. Such documentation includes date of incident, detailed description of the incident, systems affected, evidence gathered, treatment plan, status and lessons learned.
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
Our platform and solutions depend in part on the ability to obtain data from our contributory network through browser extensions, mobile apps and other products distributed through third-party online platforms and stores such as Chrome Web Store, Google Play and the Apple App Store. These include our own browser extension and mobile app products, and products distributed by third parties with whom we collaborate and into which products we integrate our data collection tools. We continuously look to seek out and enter into relationships with new partners for the integration of our data collection tools into their products, and the availability and quality of this data is important to the continued functioning and development of our products and the performance of our obligations to customers. We may have difficulty finding and entering into agreements with new partners, and/or maintaining current relationships with existing partners. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future product requirements.
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
We have in the past and may in the future change our data collection and aggregation methodologies, the algorithms we use to generate our estimated insights, the sources from which we collect our data or the scope and volume of information we collect. Such changes may result from identified deficiencies in current methodologies, development of more advanced methodologies, changes in our business plans or practices or in industry standards or regulatory requirements, changes in technology used by websites, browsers, mobile applications, servers or media for which we generate estimated insights, integration of acquired companies or expressed or perceived needs of our customers, potential customers or partners. Any such changes or perceived changes, or our inability to accurately or adequately communicate to our customers and the media such changes and the potential implications of such changes on the data we have published or will publish in the future, may result in customer dissatisfaction, particularly if certain information is no longer collected or information collected in future periods is not comparable with information collected in prior periods, or if our estimated insights for future periods become incompatible or otherwise differ from the estimated insights we provided for prior periods. As a result of future methodology changes, some of our customers may decide not to continue buying our products or services which would negatively affect our revenue and financial results, and/or to publicly air their dissatisfaction with the methodological changes made by us, which may damage our brand and harm our reputation.
We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.
We have experienced rapid growth in recent periods. Our revenue was $193.2 million, $218.0 million and $249.9 million for the years ended December 31, 2022, 2023 and 2024, respectively, representing annual growth of 13% and 15%, respectively. Our historical revenue growth should not be considered indicative of our future performance. In future periods, we may not be able to sustain revenue growth consistent with recent periods, or at all. Further, as we operate in a new and rapidly changing category of services, widespread acceptance and use of our digital intelligence generally and our solutions is critical to our future growth and success. We believe our revenue growth depends on several factors, including, but not limited to, our ability to:
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
Any limitation on the capacity of AWS could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, revenue, results of operations or cash flows. In addition, any incident affecting AWS's infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, regional epidemics or global pandemics, and other similar events beyond our control could negatively affect our cloud-based solutions. The cloud services we receive from AWS include design features and elements designed to prevent or minimize service disruption, including a disaster recovery service and the use of two distinct server farms in separate U.S.-based locations for hosting our platform and services, either one of which is capable of supporting our platform and services without material interruption even in the event of a failure at the other, corresponding server farm. Nevertheless, a prolonged service disruption affecting our cloud-based solution could negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
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
We currently maintain offices and/or have sales and development personnel outside of Israel in the United States, the United Kingdom, France, Japan, Australia, Ukraine, Germany, Singapore, Chile, Switzerland and the Czech Republic and we intend to expand our international operations by developing a sales presence in other international markets. In the years ended December 31, 2022, 2023 and 2024 our non-U.S. revenue was 53.0%, 52.5%, and 51.8% of our total revenue, respectively. We expect to continue to expand our international operations, which may include operating in new jurisdictions and providing our solutions in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in Israel, the United States or other countries where we currently operate. These risks include, among other things:
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
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. We have limited experience in marketing, selling and supporting our platform in new jurisdictions that we operate in. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition, revenue, results of operations or cash flows will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our solutions and could harm our business, financial condition, revenue, results of operations or cash flows.
Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.
There are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the proven adoption of our solutions, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our platform and solutions will be accepted in international markets by potential customers. We currently have sales and/or customer support personnel outside Israel and the United States in the United Kingdom, France, Japan, Australia, Singapore, Germany, Chile, Switzerland and the Czech Republic; however, our sales organization outside Israel and the United States is substantially smaller than our Israeli and U.S. sales organizations. We believe our ability to attract new customers to subscribe to our platform or to attract existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with international customers due to our limited sales force capacity, we may be unable to effectively grow in international markets.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars, Euros, Great Britain Pounds, Japanese Yen, and with vendors in NIS and U.S dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. However, a significant portion of our operating expenses, consisting principally of personnel-related costs, office and occupancy related costs and certain other operating expenses, are denominated in NIS. In the years ended December 31, 2022, 2023 and 2024, respectively, approximately 45%, 40% and 38% of our expenses were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. Additionally, fluctuations in the value of the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-Israeli and non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and other currencies could result in an increase to the U.S. dollar, Euros and/or NIS equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
As of the data of this Annual Report, we maintain a program to hedge transactional exposures (for certain expenses, but not for revenues or accounts receivable) in certain foreign currencies. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 5.3%, 3.0% and 3.2% for the years ended December 31, 2022, 2023 and 2024, respectively. The annual devaluation of the New Israeli Shekel in relation to the U.S. dollar amounted to (13.2)%, (3.1)% and (0.6)% for the years ended December 31, 2022, 2023, and 2024, respectively. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. For example, the United States has recently experienced historically high levels of inflation. The annual inflation rate for the United States was approximately 6.5%, 3.4% and 2.9% for the years ended December 31, 2022, 2023 and 2024, respectively. Continued high inflation rates may affect our expenses, including employee compensation expenses and benefits as well as general and administrative costs. In the event inflation continues to increase, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, to the extent inflation has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.
If we fail to determine the optimal prices for our solutions, our ability to attract new customers or retain existing customers could suffer.
Demand for our platform and solutions is sensitive to price, and current or prospective customers may choose not to subscribe or renew or upgrade their subscriptions due to costs. Further, certain of our competitors offer, or may in the future offer, lower-priced or free solutions or services that compete with our solutions and services or may bundle functionality compatible with our solutions and services and offer a broader range of solutions and services. Similarly, certain competitors may use marketing strategies that enable them to acquire customers more rapidly or at a lower cost than us, or both. As we expand to additional international markets, we may find that pricing and packaging appropriate in our current markets is not acceptable to prospective customers in certain new markets.
We continue to develop new products and solutions for our customers, including the use of new technologies and capabilities such as AI, all of which is a significant part of our growth strategy. It is difficult to find the right pricing model, structure and price point for new products and solutions that may not have a comparable or existing market against which we can benchmark. If we are unable to price new products effectively or optimally, our growth prospects and business will suffer.
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
We sell and our strategy is to continue to sell subscriptions of our platform to our varied customer base of enterprise, mid-market and small business customers, as well as governments, non-profits, educational institutions and individuals with our Investor Intelligence solutions. Selling to individuals and small-to-medium businesses may involve greater credit risk and uncertainty, as well as lower retention rates and limited interaction with our sales and other personnel. Conversely, sales to enterprise customers may entail longer sales cycles and more significant selling efforts. The average length of our sales cycle is approximately between one and two months for small-to-medium businesses and approximately between two and six months for enterprise customers. However, sales cycles are subject to lengthening for various reasons, including macroeconomic factors. Any such lengthening of our average sales cycle may adversely affect our financial results. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing customers. If we are successful in expanding our customer base to include more enterprise customers, our sales cycles may lengthen and become less predictable, which, in turn, may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:
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
We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on the development of our employees. As we continue to grow, including across multiple geographies or following acquisitions, and continue to develop the infrastructure of a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate, create and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, financial condition, revenue, results of operations or cash flows by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.
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
Competition for highly skilled technical and other personnel in Israel and other regions is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our sales and marketing and general and administrative activities are conducted at our headquarters in Israel, as well as in our development center in the Czech Republic, and we face significant competition for suitably skilled employees in both locations. The high-tech industry in Israel has experienced significant levels of employee attrition and currently faces a shortage of skilled human capital, including engineering, research and development and sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. We are new to the Czech Republic and we do not yet have an established employer brand in the local market. As such, we need to invest resources on marketing Similarweb as a place to work in order to attract talent. This represents an additional cost as we establish ourselves and continue to expand in the Czech Republic.

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
On December 30, 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022 and further amended as of August 6, 2024 (the “LSA”). The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA. As of December 31, 2024, we had no outstanding indebtedness under the LSA. Any future indebtedness incurred under the LSA may:
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

In March 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (FDIC) was appointed as receiver. The FDIC transferred all deposits, both insured and uninsured, to Silicon Valley Bridge Bank, N.A. (Bridge Bank), which later became part of First Citizens Bank. The Bridge Bank initially assured that all commitments under existing credit agreements would be honored, backed by the FDIC and the full faith and credit of the US government. We believe our SVB credit facility has been assumed by First Citizens Bank and remains operational. However, if the credit facility becomes unavailable, we may need to seek alternative credit sources. Failure to secure a comparable credit facility could require us to use our cash reserves for operations, potentially affecting growth strategies, acquisitions, and our financial stability, which may impact the value of our shares. Additionally, available credit may come with more restrictive covenants and higher interest rates, reducing our borrowing capacity and operating flexibility.

The LSA expires on December 31, 2026. In the event that we are unable to renew or extend the term of the LSA on similar terms or if the terms and covenants of the LSA are less favorable than those of the current LSA , we may need to seek an alternative source of credit facility. In the event that we cannot secure a competitive and/or comparable credit facility to the LSA, we would need to use our current cash balances to support our day-to-day business operations, which could adversely affect certain growth strategies or potential future acquisitions and our perceived liquidity and financial stability by customers, partners and investors, which may reduce the value of our ordinary shares. In addition, even if credit is made available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.
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
Our implementation and use of AI, large language models and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.
We use machine learning, AI and automated decision making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will enhance our products or services or be beneficial to our business, including our efficiency or profitability.
Further, changes and ongoing development in how we use AI and machine learning technologies including generative AI and large language models, and how we train our models, in particular if those AI, large language models or machine learning technologies are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our platform and business, as well as our reputation and the reputations of our customers and partners, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.
The market for AI and machine learning technologies, particularly generative AI and large language models, and solutions based on such technologies, is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize generative AI, large language models and other machine learning technologies, and we may not be successful in our ongoing development of products and services utilizing these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning, large language models and artificial intelligence technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.
The continuous development, maintenance and operation of our AI, large language models and machine learning technologies, and products and services utilizing these technologies, is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
We face significant competition from other companies in our industry in relation to the development and deployment of AI, large language models and machine learning technologies and/or products and services utilizing these technologies. Those other companies may develop AI technologies, or products or services utilizing these technologies, that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new AI, large language models or machine learning technologies, or products or services utilizing these technologies, as effectively, as quickly and/or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth.

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
Our ability to operate our business and provide our services relies heavily on the collection and use of information. In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe. We are subject to a variety of laws, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personal data, such as the European Union’s and United Kingdom’s General Data Protection Regulation (together referred to as “GDPR”), the EU e-Privacy Directive, and many state privacy laws such as the California Consumer Privacy Act, or CCPA, the Virginia Consumer Data Protection Act, or VCDPA, the Colorado Privacy Act, or CPA, and similar laws that have been enacted in more than 20 US states, and additional privacy laws are currently being considered in many US states. Other data privacy or data protection laws or regulations are under consideration in other jurisdictions as well. These laws are not always uniform in the way they define and treat certain data types, including business-to-business data or “sensitive data” (as such term is defined under privacy laws), and we must often update our consumer notices and adapt our compliance programs to account for the differences among such laws. These laws impose restrictions on our ability to gather and process data we require in order to provide our products to our customers and could require us to take on more onerous obligations in our contracts and add provisions to our data protection agreements related to the processing of personal data.
These laws set out extensive compliance requirements, including providing detailed disclosures about how personal data is collected and processed; demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including rights to be informed of the processing of their personal data, to consent, and withdraw consent to such processing, object to, limit or opt-out of certain processing of personal data, the right to access, correct or delete personal data, the right not to be subject to decisions with significant effects, based solely on automated processing, and the right to data portability); notifying affected individuals, data protection regulators or supervisory authorities of data incidents or security breaches; defining requirements in connection with deidentified, aggregated or pseudonymized (i.e., key-coded) data; imposing limitations on retention, use and sale or sharing of personal data; restricting the collection of data via cookies or other online tracking tools; maintaining a record of data processing and/or conducting data risk assessments; and complying with various privacy principles and the obligation to demonstrate compliance through written policies, procedures, trainings and audits.
Concern regarding our use of the personal data we collect as well as the validity of the consents we obtain, could keep prospective customers from subscribing to our services or could limit our ability to maintain and grow our contributory network. Industry-wide incidents or incidents with respect to our practices, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations, or laws, together with more active regulatory enforcement from privacy authorities could deter people from using the B2C products that we rely upon to grow and maintain our contributory network, or from using the internet, our solutions and/or our B2C products, which could harm our business. Further, US state privacy laws are making it easier for individuals to opt out of having their personal data collected for purposes beyond those necessary to provide our products. Although we already honor opt-out requests, such legal and regulatory changes could increase public awareness of this option, resulting in higher rates of opting out. Third-party intermediaries have emerged, and will likely continue to emerge, that offer services involving opting individuals out of their personal data being collected at scale (i.e., from all platforms). Consequently, our ability to grow our business may be harmed.
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
We maintain policies concerning the collection, processing, use and retention of information, including personal data and, where appropriate, we publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of personal data. Although we endeavor to comply with our policies, we may at times fail to do so or be subject to a claim alleging our failure to do so. Also, although we require certain undertakings from our third-party data providers regarding their compliance with these requirements, we may fail to conduct proper due diligence, adequately monitor their compliance or may fail to discover their failure to comply with these requirements with respect to the data they provide to us. Any such non-compliance can subject us to potential governmental action, class action lawsuits, private rights of action or third-party claims.
Given the nature of our business and the fact that we do not always have a direct relationship with the relevant data subject, it can be difficult for us to ensure that individuals are aware of such policies or our processing of the personal data at the point of data collection. As such, we may be subject to complaints from individuals, third-parties or regulators for failing to meet the necessary transparency obligations or obtaining valid consents under applicable data privacy laws. The publication of our privacy policy and other documentation that provide information about our privacy and security practices can subject us to potential state and federal action in the United States and elsewhere if they are found to be deceptive, unfair, or a misrepresentation of our actual practices. Any failure by us, our suppliers or other parties with whom we do business to comply with this documentation or with federal, state, or local laws in the United States or international regulations, could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these standards even if no user information is compromised, we may incur significant fines, adverse publicity, or experience a significant increase in costs.

Certain of our activities could be found by a government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. For example, we process some personal data collected in the EU and UK pursuant to the legitimate interest provision under the GDPR. However, regulators may disagree with our application of this basis for data collection and processing and find that our data collection and processing has violated the GDPR or find that we have not sufficiently justified use of the provision.
Certain data privacy laws impose sanctions for violations. For example, GDPR imposes a reprimand, a temporary or definitive ban on processing and/or a fine of up to €20 million or 4% of the business’s total annual worldwide turnover. Furthermore, new interpretations of existing data protection laws or regulations could be inconsistent with our interpretations, increase our compliance burden, make it more difficult to comply and/or increase our risk of regulatory investigations and fines. For example, we are subject to complex and evolving regulatory requirements regarding the collection, sharing and use of personal data, including state laws such as the CCPA, VCDPA, CPA and similar US state privacy laws in other jurisdictions, related to collection and “selling” (a broadly defined term under a majority of US state privacy laws) of personal data. We may also be subject to laws and regulations, including the Directive on Privacy and Electronic Communications (in the EU), the Privacy
and Electronic Communications Regulations (in the UK) or the Telephone Consumer Protection Act (in the US), applying to the processing of personal data in the context of marketing, advertising, and other communications with individuals.
In Israel, where we are incorporated and have significant operations, including our corporate headquarters, we are subject to the Israeli Privacy Protection Law, 5741-1981, as amended (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”), and the guidelines of the Israeli Privacy Protection Authority (“IPPA”). The PPL, the Data Security Regulations, and the IPPA guidelines impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed, and secured. Material changes to the PPL or the Data Security Regulations may require us to adjust our data protection and data security practices. For example, the Protection of Privacy (Amendment No. 13) Law, 5784-2024 (“Amendment 13”), passed by the Knesset in August 2024, takes effect on August 14, 2025. Amendment 13 expands the IPPA’s authority to investigate suspected privacy violations and impose significantly higher monetary sanctions than those currently available. Amendment 13 also introduces additional obligations for parties that process personal data, which may require us to modify our data practices and policies, appoint a data protection officer, and incur substantial costs to adjust our privacy and data protection practices in Israel. Additionally, the Privacy Protection (Provisions Regarding Information Transferred to Israel from the European Economic Area) Regulations, 5784-2023 (“EU Transfer Regulations”), took effect in January 2025 and apply to personal data of Israeli individuals. As a result, we may need to adjust our practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. The IPPA may initiate administrative inspection proceedings from time to time. In addition, if an administrative inspection procedure initiated by the IPPA reveals irregularities with respect to our compliance with the PPL, we may need to take remedial actions to rectify such irregularities, which may increase our costs, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Upon Amendment 13 entering into effect in August 2025, the sanctions for non-compliance with the requirements of the PPL and its regulations (including the Data Security Regulations and the EU Transfer Regulations) will be significantly increased and, in certain cases, may reach substantial amounts in the millions of NIS.
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
A few states have enacted data broker registration laws that create additional obligations for businesses that sell certain personal data. If we are required to register as a data broker in some states, this could increase public awareness of a consumer’s ability to opt out of having their personal data processed by us, resulting in higher rates of opting out. Consequently, our ability to grow our business may be harmed. As laws place more stringent restrictions upon companies with business models such as ours, compliance will only become more complex, which could adversely affect our business.
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
Legal developments in Europe have created complexity regarding transfers of personal data from the European Economic Area (“EEA”) and the UK to the United States. On July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework under which personal data could be transferred from the EEA (which included the UK at the time) to the U.S. In 2023, the Privacy Shield scheme was replaced by the EU-U.S. Data Privacy Framework ("DPF") and the UK Extension
to the DPF, which were developed to facilitate transatlantic commerce by providing U.S. organizations with appropriate mechanisms for personal data transfers to the U.S. from the EEA and the UK. Only U.S. legal entities subject to the jurisdiction of the Federal Trade Commission or the U.S. Department of Transportation are currently eligible to participate in the DPF program, by self-certification. Companies that do not self-certify under the DPF would need to rely on an alternative transfer mechanism, such as an applicable derogation or contractual safeguards (e.g. Binding Corporate Rules or the standard contractual clauses ("SCCs")). However, the Schrems II decision makes it clear that reliance on them alone may not necessarily be sufficient. The use of contractual safeguards must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. The nature of the additional measures would depend on the residual risk to personal data transferred when relying on contractual safeguards like SCCs. In 2020, the European Data Protection Board (EDPB) issued guidance on the recommended measures that could supplement transfer tools in order to ensure compliance with the EU/UK level of protection of personal data export..

These developments require us to review and amend the legal mechanisms governing our personal data transfers from EEA and UK to the United States and other non-European countries. Currently, we rely on contractual safeguards for such transfers. Without conducting transfer risk assessments and implementing appropriate transfer mechanisms and supplementary measures, we risk incurring additional costs, complaints, regulatory investigations or fines. Furthermore, if we are unable to transfer personal data between and among the countries and regions in which we operate, it could affect how we provide our solutions, the geographical location or segregation of our relevant systems and operations, reduce demand for our solutions from companies subject to European and UK data protection laws, and could adversely affect our financial results.
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
Our practice of automated data collection or use of files extracted from third party mobile applications could expose us could expose us to legal action or financial penalties. Furthermore, website proprietors could assert claims for breach of their terms and conditions and/or increase their use of technological barriers to protect against automated data collection, which may impact our ability to gather data from a range of sources.
Our business relies in large part on the practice of automated data collection to gather data from third-party websites. Certain datasets and features offered in some of our products rely on our analysis of files extracted from third party mobile applications through the use of publicly available, open-source tools designed for that file extraction. Although we include disclosures regarding the use of such practices and tools in our terms and conditions under which those datasets and features are provided to customers, such data collection and analysis creates various legal risks for us including intellectual property right infringement, breach of contract and infringement of certain laws directed to protect against unauthorized access to computer material. such as the United Kingdom Computer Misuse Act 1990 and the Computer Fraud and Abuse Act, or CFAA. Such claims of infringement of intellectual property rights or laws against unauthorized access to computer material could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenue. Additionally, shifts in the legal enforcement and public perception of automated data collection, in particular, could significantly impact our ability to gather data this way. Any limitation on our ability to use automated data collection or files extracted from third party mobile applications could significantly diminish the value of some of our services and cause us to lose clients and revenue.
Our automated data collection via this method is limited to publicly available information. However, many third-party websites may seek to restrict our ability to utilize such data collection methods to collect information from their websites through operational, technological or contractual measures as well as through legal action. Any such restriction on our use, whether due to operational, technological , or contractual (i.e., prohibiting the use of such third-party websites for our own commercial purposes) measures deployed by third parties or to legal actions, would reduce the amount of data we acquire and could therefore negatively affect our products and therefore our business. In addition, we would likely need to invest considerable resources and suffer potential business interruption in identifying and acquiring the same or similar data through alternate means. Some of our products and services include or rely on applications and plugins available through third-party app platforms and are subject to the developer rules for these platforms, which are subject to change, and could be removed or suspended by the platform providers. If this happens, it could impact the availability or value of some of our products and services, which could adversely affect our business.
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
The actionable insights we provide to customers, the data we acquire and process or the datasets and features we provide to customers derived from our access to and analysis of files extracted from third party mobile applications may be determined by securities regulators as constituting material non-public information, or MNPI, and could result in a significant increase in the cancellation or non-renewal of customer agreements that could adversely impact our business. Additionally, in such event, we could be exposed to regulatory investigation or legal action.
Information may be considered MNPI for securities law purposes due to various factors including whether that information is obtained in an unlawful manner. The SEC is increasingly focusing on the use of alternative data, or data sets comprised of information about a particular company that is published by sources outside of the company, which can provide unique and timely insights into investment opportunities such as the data we provide as part of our investor intelligence solution. Specifically, the SEC is focusing on whether investment funds have received MNPI from an alternative data vendor and on whether the fund has and enforces policies and procedures designed to address the MNPI and other risks posed by the use of alternative data. To date, there is limited case law or regulatory guidance with respect to the classification of alternative data as MNPI. In light of this heightened regulatory focus and legal uncertainty, current and potential investment fund and other customers are conducting rigorous due diligence reviews of our data acquisition processes and regulatory compliance both at the on-boarding stage and subsequently on an ongoing basis. We cannot guarantee that our data acquisition processes and regulatory compliance efforts will be sufficient to meet the requirements of existing or potential customers or regulatory standards. Failure to meet those requirements or standards could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenue.
Furthermore, if the actionable insights we provide, the data we acquire and process, or the datasets and features we offer derived from our access to and analysis of files extracted from third party mobile applications that we provide to customers, especially to purchasers of our investor intelligence solutions, may be determined, in light of the facts and circumstances, as constituting MNPI by securities regulators, including the SEC. In such event, many customers, especially purchasers of our investor intelligence solutions, would most likely cease to purchase that solution, and we could be exposed to direct legal actions and/or penalties from regulatory authorities, including the SEC. In that event we would likely need to invest considerable resources and suffer potential business interruption in making changes to our solutions to remove the relevant information deemed to be MNPI.
As the regulatory framework for machine learning technology and AI evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.

Our business increasingly relies on AI (including machine learning and automated decision making). The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence.

In October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (the “Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of AI in the United States. The Order established certain new standards for the training, testing and cybersecurity of sophisticated AI models, and also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. On January 20, 2025, President Trump revoked the Order, and on January 23, 2025, issued an Executive Order directing government departments and agencies “to revise or rescind all policies, directives, regulations, orders, and other actions taken under [The Order] that are inconsistent with enhancing America’s leadership in AI.” Federal artificial intelligence legislation has also been introduced in the U.S. House of Representatives and Senate. Such additional regulations may impact our ability to develop, use and commercialize AI technologies in the future.

Additionally, in December 2023, new laws regulating AI have been enacted in China, and the European Parliament and Council reached a political agreement on the European Union's Artificial Intelligence Act (the “EU AI Act”), which seeks to create a comprehensive legal framework for the regulation of AI systems across the EU. The EU AI Act (Regulation (EU) 2024/1689) entered into force on August 1, 2024 with the majority of obligations expected to take effect by 2026. The EU AI Act will have a material impact on the way AI is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover or 35,000,000 EUR, whichever is higher. In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative AI, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way AI is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.
It is possible that the EU AI Act and the US AI regulatory and litigation landscape, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our products and services and the way in which we use AI technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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
We are required to comply with various corporate governance and financial reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations adopted by the SEC and the Public Corporation Accounting Oversight Board (the “PCAOB”). Further, compliance with various regulatory reporting requirements requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities and may also require us to continue to incur significant expenses. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares as well as our ability to finance our operations and growth through offerings of our ordinary shares.

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
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, provision for income taxes, uncertain tax positions, internal-use software costs, purchase price allocation on acquisitions including the determination of useful lives and contingent liabilities. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

Risks Relating to Taxes
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. The determination of whether we are classified as a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, this determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which for purposes of the PFIC determination may fluctuate with our market capitalization). The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, there can be no assurance that we were not a PFIC for our 2024 taxable year or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material income tax considerations—Material U.S. federal income tax considerations for U.S. holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder (defined below) holds our ordinary shares, including (1) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements.

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
Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 44.6% of our ordinary shares outstanding as of February 14, 2025. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as, the appointment and dismissal of directors, approval of certain related party transactions, including the terms of compensation of our directors and chief executive officer, capital increases, amendments to our articles of associations, approval of significant corporate transactions and declarations of dividends. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership could also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.
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
As of December 31, 2024, there were 82,618,511 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Additionally, as of December 31, 2024, we had 6,408,897 shares available for future grants under our 2021 Plan (which amount increased to 10,539,823 shares as of January 1, 2025 pursuant to the evergreen feature of our 2021 Plan) and 10,169,174 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 5,088,188 were vested and exercisable as of December 31, 2024. We filed a registration statement on Form S-8 under the Securities Act on May 20, 2021 registering the shares under our equity incentive plans. Shares included in such registration statement are available for sale in the public market following that filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. See “Shares eligible for future sale.”
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
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of our IPO (December 31, 2026); (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025 In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
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

Risks relating to Our Incorporation and Location in Israel
Conditions in Israel, including Israel’s conflicts with Hamas and other terrorist organizations, and ongoing regional conflicts, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.
Since a material portion of our operations are conducted in Israel, and certain members of our board of directors and management, as well as many of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel. Since the establishment of the State of Israel in 1948, and in recent years, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations, abduction of soldiers and citizens, and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.
Following the October 7, 2023 attacks by Hamas terrorists on Israel's southern border area, Israel declared war against Hamas. Since then, Israel has been involved in military conflicts with Hamas, Hezbollah (a terrorist organization based in Lebanon), and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iranian-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

The continuation of the war, as well as ongoing regional conflicts (including tensions with Hezbollah, Iran, and its proxies), may adversely affect our operations and limit our ability to market our products. The war has also contributed to a deterioration of Israel’s economic standing, including downgrades in Israel’s credit rating by agencies such as Moody’s, S&P Global, and Fitch. Additional risks include instability in Syria following the fall of the Assad regime and other regional geopolitical instability, economic instability, supply chain disruptions due to Red Sea conflicts, and potential impacts from international legal proceedings against Israel, all of which could lead to decreased revenues and adversely affect our access to credit lines and ability to raise capital.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which could materially and adversely affect our business and results of operations.

Additionally, the absence of employees of our Israeli suppliers and service providers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn could materially and adversely affect our ability to deliver or provide products and services to customers.

The ongoing hostilities with Hamas, Hezbollah, Iran, its proxies, and others have caused, and may continue to cause, damage to Israeli private and public facilities, infrastructure, utilities, and telecommunication networks, potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies, and companies have been subject to extensive cyberattacks. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses. Our commercial insurance does not cover losses arising from acts of war or terrorism. Although the Israeli government currently provides compensation for certain direct damages caused by such acts, we cannot assure you that this coverage will be maintained or will adequately compensate us for potential losses. Any losses or damages we incur could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions of international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services, and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact our business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.
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
Our amended and restated articles of association provide that unless the Company consents otherwise, the Tel Aviv District Court (Economic Division) shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders' ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.

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
We intend to continue to seek to acquire or invest in businesses, solutions, or technologies that we believe could complement our platform or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. In furtherance of this strategy, we acquired two companies in 2024 and two additional companies in the first quarter of 2025 to add complimentary services to our platform and to optimize our products. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
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
Natural disasters, geopolitical conditions or events (such as the current armed conflict between Russian and Ukraine and the war in Israel), and other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in Givatayim, Israel, which is located in a considerably volatile area of the world and has been impacted by the war against the terrorist organization Hamas in the Gaza Strip and related matters, as further described above in the section “Risks relating to our incorporation and location in Israel.” In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions to our platform, breaches of data security and loss of critical data, all of which could harm our business, financial condition, revenue, results of operations or cash flows. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Unrest in certain countries may pose security risks to our people, our facilities, our systems, our operations and local infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our operations and/or financial results. In particular, we engage approximately 50 people from the Ukraine, primarily in software development and quality assurance roles. Russian military troops launched significant military action in Ukraine on February 24, 2022, and the ongoing military conflict could materially disrupt our development efforts targeted at customer interface and experience, including by forcing our personnel there to relocate. This may increase our costs, disrupt or delay current or future planned development activities in Ukraine or force us to shift development efforts to resources in other geographies that may not afford the same level of cost efficiencies. Whether in these countries or in others in which we operate, civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate, could require us to re-balance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, restrictions on our ability to sell into specific regions, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions and adverse impacts to the operations and financial condition of our suppliers, partners and customers.
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
Operational disruptions from events such as pandemics could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. Additionally, it is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks and operational inefficiencies.
We are subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters that could expose us to numerous risks.
We are subject to both mandatory requirements and voluntary expectations regarding ESG matters from various governmental and self-regulatory organizations, including the SEC and NYSE. Recent regulatory developments include the SEC's new climate-related disclosure rule (Final Rule 33-11275), currently stayed pending litigation, California's Climate Corporate Data Accountability Act (SB-253) requiring disclosure of greenhouse gas (GHG) emissions, and the EU's Corporate Sustainability Reporting Directive (CSRD). These regulations, along with voluntary ESG initiatives we may undertake in response to stakeholder expectations, could result in increased expenses and management attention.

The collection, measurement, and reporting of ESG information, including GHG emissions data, can be costly and complex, particularly given the lack of harmonized reporting standards across jurisdictions. Our ESG initiatives and goals regarding GHG emissions reduction, environmental matters, diversity, responsible sourcing, and social investments may be challenging to implement and verify. Any failure to meet regulatory requirements or stakeholder expectations, whether mandatory or voluntary, could impact our reputation, relationships with stakeholders, and access to capital markets.

We may also be affected by market responses to climate change and broader ESG considerations, including efforts to reduce GHG emissions. Compliance with varying requirements across jurisdictions adds operational complexity and potential costs. The accuracy, adequacy, and completeness of our ESG disclosures, whether required by regulation or voluntarily provided, present operational, reputational, financial, and legal risks.

The information contained in this section is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.

Item 4. Information on the Company
A.History and Development of the Company
The legal and commercial name of our company is Similarweb Ltd. We were incorporated in February 2009 under the Israel Companies Law, 5759-1999, or the Companies Law, of the State of Israel and commenced operations on that date. Our principal executive offices are located at 33 Yitzhak Rabin Rd., Givatayim 5348303, Israel. Our agent for service of process in the United States is Similarweb, Inc., 6 East 32nd Street, 8th Floor, New York, NY 10016. Our website address is www.similarweb.com, and our telephone number is +972-3-544-7782. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.Business Overview
Overview
Similarweb is a leading provider of digital data and analytics that power critical business decisions. We uncover what is happening online and seek to provide businesses with the most comprehensive, actionable and trusted digital data to build strategy, optimize customer acquisition and enhance monetization.
While we are well known for our productized software solutions, as well as for our application programming interface (API) and our freemium offerings estimating website and app usage, at our core we are a data business. Similarweb Digital Data is our estimate of all the actions and transactions in the digital world across websites and apps worldwide.
Our customers use Similarweb Digital Data to power critical decisions for running their businesses and optimizing their activities in the digital world. Today, businesses have access to unprecedented amounts of internal data that they can utilize for decision-making. However, the data generally available to them only relates to the transactions and interactions with their own audience across their digital properties, such as the websites, apps and social media channels that they own. Businesses have limited visibility into the broader behaviors of consumers or the digital performance of competitors, partners, and other players. As a result, companies operate frequently with a lack of external visibility, impairing their ability to execute everything from corporate strategy to day-to-day operations. Similarweb provides this visibility. We believe we are becoming recognized as the standard for powering data-driven decisions for businesses across all channels within the digital world. Like wattage powers cities, Similarweb Digital Data powers decisions related to the digital world that create significant competitive advantages.
To create our proprietary data asset, we collect billions of raw web and mobile data points on activity related to companies and products. Our data scientists and engineers transform the unrefined data on interactions and transactions into Similarweb Digital Data using proprietary algorithms that leverage machine learning and artificial intelligence.

We deliver our Digital Data in three distinct and impactful ways:
(1) Our robust software platform with products including Similarweb Web Intelligence, Similarweb App Intelligence, Similarweb Shopper Intelligence, Similarweb Sales Intelligence and Similarweb Stock Intelligence, empowers business teams and leaders to drive better strategic and operational decisions to grow and win their markets.
(2) We enable customers to seamlessly integrate our Digital Data through APIs into enterprise workflows, processes and systems to facilitate data powered decisions at scale.
(3) As the demand for differentiated digital data increases, more and more of our customers are amplifying the value of their own offerings by embedding our data into their products and services.
Businesses utilize our productized SaaS solutions to enhance the capabilities of their professionals at all levels of the organization- from business leaders, strategy teams, analysts, marketers, and category managers to salespeople - to quickly and efficiently discover their best growth opportunities, identify potential competitive threats and make critical decisions to acquire customers and grow revenue.
Our Data as a Service (DaaS) solution provides strategic accounts, enterprises and SMBs with data feed APIs and exports, allowing them to integrate Similarweb Digital Data into their own dashboards and internal applications. We also provide advisory services, typically to businesses at the enterprise and strategic account level who require assistance with business challenges for which we have not yet productized a solution or who need extensively customized data and analytics to accomplish their objectives using Similarweb Digital Data.
We provide bespoke data integrations and data feeds to customers who have their own teams of data scientists and their own data integration and analytics infrastructure. Integrations are useful for clients who want to combine our data with their own business intelligence systems. For clients who require customized and streamlined data delivery at scale, we provide bespoke datasets that enhance their data models.
We sell to companies with commercial activities in the digital world across a wide range of industries such as retail, consumer packaged goods, luxury & premium consumer brands, consumer finance, consultancies, marketing and advertising agencies, media and publishers, business-to-business software, payment processors, travel, and institutional investors. As of December 31, 2024, we had 5,534 paying customers.
Revenue from multi-year contracts at December 31, 2024 accounted for 49% of our ARR and increased from 42%% and 39% at December 31, 2023 and December 31, 2022, respectively. We believe this metric is a good indicator of the value our customers ascribe to our data and their desire to ensure access to our data.

Our business has grown rapidly, and in 2024 we achieved our goal of generating cash while being profitable on a non-GAAP basis. Our revenue growth accelerated to 15% for the year ended December 31, 2024 compared to the year ended December 31, 2023 and by 13% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Additionally, we had $74.4 million in cash, cash equivalents and restricted deposits as of December 31, 2024 compared to $81.8 million as of December 31, 2023. We generated revenue of $193.2 million, $218.0 million and $249.9 million in the years ended December 31, 2022, 2023 and 2024, respectively. We generated operating cash flow of $30.2 million and free cash flow of $27.4 million in the year ending December 31, 2024 compared to negative operating cash flow of $46.1 million and $3.0 million and negative free cash flow of $77.2 million and $5.4 million in the years ended December 31, 2022 and 2023, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2022, 2023 and 2024, our net loss was $83.7 million, $29.4 million and $11.5 million, respectively. These results reflect our focus on operational efficiency and the pursuit of profitable growth.

Our Market Opportunity
We believe that through our delivery of Similarweb Digital Data, we provide businesses with mission-critical insights to make better decisions that can be used by companies of all sizes across most industries. We estimate that the current total addressable market, or TAM, for our offerings is approximately $55 billion. We calculate our market opportunity by combining our estimates for B2B, B2C companies and Investors customers.
For B2C and B2B companies, we calculate the potential annual spend on Similarweb products by SMEs (20-1000 employees) and Large Enterprises (1000+ employees). We calculate the number of B2C and B2B companies in the United States in each of these categories based on US Census Bureau’s “Statistics of US Businesses” Data, and extrapolate the global number of B2C and B2B companies . Based on data from Statista, we estimate that 80% of SMEs and 90% of Large Enterprises have a digital presence that would benefit from utilizing our data and products. For Investors, our calculation is based on our estimate of the potential annual spend on Similarweb products by investors in private markets (e.g. Private Equity and Venture Capital firms) and public market investors (e.g. Mutual Funds, Pension Funds, Hedge Funds and other Institutional Investors). We calculated the global number of Private and Public Investors using data from Preqin, Statista, The National Venture Capital Association, as well as Industry Reports by Bain & Company, EY and PwC.
We believe there are several key trends in the global macroeconomic environment generating additional growth in our TAM and increasing the potential demand for our solutions:
• Growing Recognition of Analytics and Data-Informed Business Decisioning. Due to the pervasive digital transformation that nearly all industries are experiencing, we believe businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. We believe businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk, and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their strategy, sales, and marketing workflows.
• Growth in Data Creation and Applications. We believe that as a result of the increasing recognition of data’s value, the volume of data sets being collected and assembled continues to increase. Not only is the size of these data sets significantly large, but the data being collected covers a wider range of topics and subjects. The proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at their fingertips but often have to rely on large-scale providers to help them curate, match, append, and create insights in order to convert that data into improved outcomes.

• Advances in Analytical Capabilities Unlocking the Value of Data. The combination of increasingly available data sets with effective artificial intelligence and machine learning capabilities allows for the generation of mission-critical insights integrated into clients’ workflows. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes. Further, for various strategic and other reasons, some businesses may prefer the delivery of certain types of data and analytics with a distinct layer of independence and/or objectivity included as part of the value created by the provider.
• The transformation of the digital customer journey driven by proliferation of AI chat bots and large language models (LLMs). The rise of LLMs is transforming how consumers access information, drawing them away from traditional search engines and disrupting the digital customer journey. This creates uncertainty for brands and other entities that rely on digital channels for their sales and marketing efforts. This shift could necessitate the reevaluation of digital strategies, including an increased investment in digital data to better understand the evolving landscape and rethink strategies to remain relevant in this evolving digital landscape.
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

Our Digital Data
In order to power business decisions that build corporate strategy, accelerate customer acquisition, and maximize monetization, we have created a comprehensive view of the digital landscape, Similarweb Digital Data. To create this proprietary data we collect real-time digital signals of interactions and transactions on millions of websites and mobile apps, and analyze billions of search terms, digital ads, eCommerce product stock-keeping units, or SKUs, articles, and content pages across digital platforms, channels, industries, and geographies. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which we deliver to our customers through SaaS, DaaS, or Integrations. Since our inception, we have invested substantial resources to establish our data sets, methodology, and leading technology. Our unique, multi-dimensional approach to analyzing the digital world leverages the experience of a team of PhDs and data scientists to cleanse and model vast amounts of data collected into reliable and actionable insights which comprise Similarweb Digital Data.

Data Collection
We design our system to collect a diversified universe of digital data signals constructed of statistically representative data sets that draw from sources across countries, industries, user groups and devices. We have been proactive in diversifying our data inputs such that the metrics we present in our solutions are derived from multiple sources and are self-adjusting to changes in the market. We do not acquire a significant portion of our data from a single data partner or group of data partners, and routinely enter into agreements with additional data partners. Our sources represent over 3 billion digital interactions and transactions per day and 1 million events per minute.
We collect our data across sources that we classify into four distinct categories:
• First-party direct measurement data and analytics that millions of websites and mobile app owners share with Similarweb directly, giving us visibility into specific websites and mobile apps:
Millions of website and app owners share their aggregated first-party analytics directly with us. These direct measurement tools feed our machine learning algorithms and enrich our data and analytics solutions. In addition, many of these companies who share with us their first-party analytics data regarding their website traffic also choose to have us publicly share that data on our platform, and we believe they do so given our high brand awareness and popular free offering, and because these companies monetize traffic. As part of the process in which most website and app owners register as Similarweb users, they indicate whether they are willing to share their first-party direct measurement data (such as data provided by Google Analytics) with us; the data in this category comes from those that opt to allow such access.
• Contributory network of a collection of consumer products that aggregate de-identified or anonymous device behavioral data:
We aggregate de-identified or anonymous traffic data from a collection of proprietary and third-party consumer-oriented desktop products and mobile apps. These consumer products and apps are generally provided in exchange for the ability to gather de-identified or anonymous users' digital activity. The data collected is used to understand website and app usage and traffic sources. This data is sourced from diverse audiences to maintain an accurate and consistent view of the digital world over time. The data in this category is collected pursuant to the terms of use of the respective apps or products, which enable the use of de-identified or anonymous data subject to the terms of their privacy policies.

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

Data delivery
After our data transformation engine generates powerful, ready-to-use insights in the form of Similarweb Digital Data, we then deliver it through our SaaS, DaaS or Integrations to help companies make critical decisions about business strategy, customer acquisition, and monetization. Our delivery models include:
• Software-as-a-Service. Our SaaS solutions help businesses accelerate their growth, empowering our users to discover and capture the best business opportunities and proactively respond to emerging threats to the business. These solutions are powered by our proprietary technology that analyzes billions of digital interactions and transactions every day, from millions of websites, Marketplaces and apps, and turns these digital signals into actionable insights. Our digital data and analytics solutions address the needs of users across entire organizations, from entry-level employees to the C-suite. Our solutions are easy to use and integrated into our users’ workflows for seamless adoption and maximum business impact. They provide a unified view of the digital world to power data-driven decision-making. Our SaaS solutions include:
•Web Intelligence. Allows senior leaders, strategy and business intelligence teams to benchmark performance against competitors, analyze trends in the market, conduct deeper research into specific companies and analyze audience behavior. It also allows marketing leaders, search engine optimization, or SEO, and content managers, to understand their competitors’ digital acquisition strategies across marketing channels, and optimize their own strategies in response.This solution is used to build strategy and enhance customer acquisition.
Examples of business objectives and questions that can be addressed by our Web Intelligence solution include:
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

•App Intelligence. Allows senior leaders, strategy and growth teams and market leaders to identify trends and monitor usage and retention, user reviews, audience behavior, and overall sentiment. It also enables businesses to benchmark their performance against competitors across the funnel from app store downloads to usage and stickiness. This solution is used to build strategy, improve monetization and enhance customer acquisition. Combined with Web intelligence, these two solutions provide a holistic view of the digital landscape.

Examples of business objectives and questions that can be addressed by our App Intelligence solution include:
Essential App metrics
•“How do I track downloads worldwide across platforms?”
•“How do I track my ranking worldwide across platforms?”
•“What is my MAU (monthly active users) and DAU (Daily active users) worldwide across platforms?”
Growth rate optimization
•“How can I spot more growth opportunities in my market and with my audience?”
•“How can I keep up with market trends that are happening constantly?”
Relationship building & Retention maximization
•“How can I know session length and sessions per user metrics?”
•“How can I view my overall retention rate and historical retention metrics?”

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

•Stock Intelligence. Allows portfolio managers, investment professionals, data scientists and research analysts to access an end-to-end view of market, sector or company performance in order to ideate and monitor investment opportunities, forecast market performance and perform due diligence. This solution is used primarily to maximize monetization.
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

Similarweb Digital Data SaaS Solutions
• Data-as-a-Service. We equip businesses with the ability to create their own perspective of the digital world at scale by providing large, configurable, structured, granular datasets of Similarweb Digital Data that are delivered to their data lake. These provide a holistic view of the digital world by combining our datasets, that are mapped to our company data. We provide self-operated access to our data via our batch API, REST API and integrations through Snowflake, AWS, Databricks, Google cloud and more. We also provide Similarweb administered access through data feeds and custom delivery methods. Direct access to Similarweb Digital Data enables our customers to configure their own models that support their critical business decisions.

• Integrations. We provide bespoke data sets that can be integrated into the business intelligence solutions and data products of sophisticated customers that have built their own data capabilities including data analyst teams, data infrastructure and proprietary models. Some of these customers use Similarweb Digital Data to enrich and improve the forecasting accuracy of their models Examples of this use case include quant investors that integrate our data into their algorithmic trading models, LLMs that use our data for training their chatbots and most recently S&P that plans to integrate our data into some of its credit risk products. Bloomberg Terminals has signed a contract to include a subset of our data into its terminal.
• Advisory Services. When businesses request our assistance with problems for which we have not yet productized a solution, they often partner with our Advisory Services team to unlock premium analyses from Similarweb Digital Data. Our Advisory Services team provides custom embedded consulting engagements that are tailored to meet specific business needs. Our industry experts and their team of consultants and data scientists work directly with customers to frame and solve their core business challenges, such as mapping the consumer path to purchase, profiling a specific audience, or measuring digital brand performance. We work alongside our customers' teams to help them make critical business decisions. From these engagements, the majority of which provide an additional source of recurring revenue, we regularly utilize the work done to create scalable productized solutions to further expand into our TAM.

Our Competitive Strengths
We believe our robust data repository and our unique prediction models powered by machine learning represents a significant competitive advantage and makes us the de facto standard for powering decisions with data from the digital world. We have aggregated data for over twelve years and have amassed a quality and quantity of digital data in our corpus that we believe is nearly impossible to replicate. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which is delivered through Software-as-a-Service (SaaS), Data-as-a-Service (DaaS), or Integrations, and is:

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
• The AI revolution presents multiple opportunities. Amidst the myriad of companies developing new AI modules, we recognize that one of the primary differentiators lies in the unique datasets these modules can access. We believe that our company possesses distinct and valuable data, providing us with a potentially significant competitive advantage in the industry. We see Similarweb Digital Data as a strategic advantage, poised to be a sought-after asset for other companies within the AI space. This may not only generate new and reliable revenue streams but also establish us as a key contributor in the realm of AI.
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

Our Customers
We serve a broad range of customers of all sizes across a variety of industries including agencies & consulting, consumer goods, financial services, media, pharmaceuticals, retail, technology and travel, among others. As of December 31, 2024, we had 5,534 customers globally.
As of December 31, 2024, 405 of our customers generated ARR of $100,000 or more, representing 61% of our total ARR. Most of these larger customers initially began as smaller customers and increased their spending over time as they saw the value of our Similarweb Digital Data. We see a significant opportunity to continue expanding our existing customer spending with a growing number of customers generating ARR of $1 million or more.
For the years ended December 31, 2022, 2023 and 2024, approximately 53%, 53% and 52% of our revenue, respectively, was generated from customers outside of the United States and no single customer generated more than 5% of our revenue.

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
We believe that we have a highly efficient sales organization, which includes a global sales force, technical and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately half of our new sales opportunities, where prospective customers display initial interest in our Similarweb Digital Data by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform, solutions and Similarweb Digital Data.
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
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver ranking and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2024, we attracted over 120 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates evangelists within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
Our marketing efforts focus on establishing our brand, generating awareness, positioning our products in the market, creating demand, and nurturing the Similarweb community. We focus on promoting our free products, which are integral parts of our customer acquisition process, as well as our paid solutions and the functionality they offer. Our marketing team consists primarily of product marketing, demand generation, field and event marketing, communications and solution campaign management. Marketing leverages both online and offline marketing activities such as events and trade shows, seminars and webinars, paid digital advertising, content marketing, search engine optimization, and email marketing. Our content marketing efforts include publication of educational content, white papers, case studies, and blogs. Our marketing team also creates and publishes digital research, backed by insights derived from our Similarweb Digital Data that effectively capture media attention through our public relation efforts. As Similarweb is increasingly recognized by media and analysts as the best source of comprehensive data on activity within the digital world, our earned media coverage has risen significantly. In 2024, Similarweb Digital Data was featured in over 50,000 print and digital articles, including dozens of features in leading publications such as the New York Times, Wall Street Journal, and Financial Times, driving significant brand awareness in our target markets.

Our Competition
As the world shifts to digital we are disrupting manual legacy approaches to making decisions with web and mobile data, with our cloud-based digital data and analytics platform. The approaches we are disrupting include market research companies such as NIQ and Kantar Group, traditional media measurement solutions such as Nielsen Corporation and Comscore, Inc., project-based approaches to specific business challenges provided by management consulting companies (e.g. McKinsey & Company, Bain & Company and Accenture plc) and marketing and media buying advertising agencies (e.g. WPP plc, Omnicom Group and Interpublic Group).
While we do not believe there are companies that offer the breadth and depth of digital data and analytics we offer, there are companies addressing narrow market segments such as digital marketing (e.g. SEMrush), or mobile application data (e.g.Sensortower).
We believe we compete favorably, and customers select us based on a number of factors, including:
•Market vision and pace of product innovation;
•Ability to deliver reliable, timely analytics;
•Breadth and depth of digital data across the web and mobile continuum;
•Ease of use;
•Digital market expertise;
•Adaptability to a broad range of use cases;
•Brand awareness and reputation;
•Scalability and availability;
•Pricing and total cost of ownership;
•Security and data privacy; and
•Quality of customer support.

Our Research and Development Operations
Since our founding, we have invested significantly in building a best-in-class tech platform that creates and delivers Similarweb Digital Data. Leveraging a team of PhDs, data scientists and big data engineers, we have built a proprietary foundation for our data platform.
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
• Reliability. We fully synchronize data across all regions and employ automatic failover and recovery to ensure that users do not lose their data. As a result, we have had no material donwtime in the past three years.
• Security. Our Chief Information Security Officer (CISO) oversees the information security team and drives the implementation of a comprehensive cybersecurity strategy and advanced technologies to safeguard the organization’s operations and digital assets.
All data, whether at rest or in transit, is encrypted utilizing commercial-grade tools that use industry-standard algorithms. Similarweb employs the Cloud Security Posture Management platform to continuously monitor cloud assets, identify potential vulnerabilities, and deploy emergency patches as required. Furthermore, the platform performs ongoing risk assessments across cloud environments and external-facing assets to ensure robust security measures are maintained. In addition, Similarweb’s API integrates seamlessly and securely with customers' existing workflows, enabling the generation of customized outputs and analyses leveraging our data.

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
Generally, we do not use patents to protect our intellectual property. As of December 31, 2024, we owned five registered patents: we acquired one patent in the United States and one foreign patent from a third party in 2015; and in 2021, we acquired from another third party an additional patent portfolio, which as of December 31, 2024 is comprised of three patents in the United States. As of December 31, 2024, we owned four registered trademarks in the United States, and we owned thirty trademark applications and registered trademarks in various additional jurisdictions.
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

C.    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report. All ownership is 100%.

D.Property, Plants and Equipment
Our current headquarters is located in Givatayim, Israel, where we lease approximately 141,000 square feet, which lease is set to expire in April 2032. We also have offices in other locations, including New York, Burlington, London, Tokyo, Prague, Zurich, Santiago and Singapore. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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
The following section generally discusses our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023.

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
We sell subscriptions to these SaaS solutions with pricing tiers based on feature set, geographic coverage and the number of users who have access to them. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. We typically invoice customers in advance for annual increments. As of December 31, 2024, 49% of our Annual Recurring Revenue, or ARR, is generated from customer contracts with multi-year terms, compared to 42% as of December 31, 2023.
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

Our efficient sales organization includes a global sales force, technical, and data experts, and support staff, operating through both an inbound and outbound sales motion. The inbound sales motion accounts for approximately half of our new sales opportunities, where prospective customers display initial interest in our platform by visiting or contacting us through our website. These cost-effective leads are efficiently converted to pipeline opportunities for our sales teams to pursue. We complement this inbound motion with an outbound motion focused on developing sales opportunities with larger targeted accounts, where our sales representatives engage organizations based on a geographic coverage model. In general, large enterprises are covered by our field sales team, and smaller organizations by our inside sales team. We have a team of account managers focused on expanding and retaining our existing customer relationships by helping our customers optimize the value they derive through their usage of our platform and solutions. We continually engage with our customers through support services and proactive account management team check-ins, and often upsell customers to new solutions as they see the value in the platform and want to add additional feature functionality, geographic coverage, users and digital data and analytics solutions.
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension which we own, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver rankings and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2024, we attracted over 120 million users with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates champions within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
We sell to companies across a wide range of industries such as technology, financial services, retail, household products, apparel and institutional investors. For the years ended December 31, 2023 and 2024, no single customer generated more than 5% of our revenue. As of December 31, 2024 we had 5,534 customers. Once a customer starts to realize the value of our Similarweb Digital Data by deploying one of our solutions in their business, they often significantly increase their usage.
Our business has grown rapidly and is transitioning to value innovation, which is the simultaneous pursuit of growth and profitability. For the year ended December 31, 2023, we grew our revenue by 13% compared to the year ended December 31, 2022 and 15% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Additionally, we have $81.8 million and $74.4 million in cash, cash equivalents and restricted deposits as of December 31, 2023 and 2024, respectively. We generated revenue of $193.2 million, $218.0 million and $249.9 million in the years ended December 31, 2022, 2023 and 2024, respectively. We had operating cash flow of $(46.1) million, $(3.0) million and $30.2 million and free cash flow of $(77.2) million, $(5.4) million and $27.4 million in years ended December 31, 2022, 2023 and 2024, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2022, 2023 and 2024, our net loss was $83.7 million, $29.4 million and $11.5 million, respectively.
Key Factors Affecting Our Performance
Acquire new customers
We believe there is substantial opportunity to continue to grow our customer base. We had 5,534 customers as of December 31, 2024, increasing from 4,712 as of December 31, 2023. We plan to continue our investment in sales and marketing in order to drive new customer acquisition. We intend to grow our base of both inside and field sales representatives, which we believe will drive both geographic and vertical expansion. We believe there is a significant opportunity to expand usage of our platform in the geographies in which we operate. We have made and plan to continue to make investments to expand our global operations across North America, Europe and Asia-Pacific, including in the United States, the United Kingdom, France, Germany, Japan, Australia, Singapore, Czech

Republic, Chile and Switzerland. We are also investing in self-serve offerings and distribution channels. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, and the effectiveness of our marketing efforts.
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
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at the increase in spend from our customers as an indication of the value we provide them over time. As an example, as of December 31, 2024, 405 of our customers generated ARR of $100,000 or more, up from 365 and 337 customers as of December 31, 2023 and 2022, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 2024, customers who generated more than $100,000 in ARR represented 61% of our total ARR, as compared to 44% of our total ARR as of December 31, 2019. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions.
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
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud-based digital intelligence solutions and other subscription-based solutions, such as API, all of which include routine customer support. Our subscription contracts typically have a term of at least 12 months and are generally non-cancellable. Customers enter into subscription contracts to gain access to one or more of our subscription-based solutions. Subscription revenue is recognized on a ratable basis over the contractual term of the subscription beginning on the date that our services are made available to the customer assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets.
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
Research and development
Our research and development expenses consist primarily of personnel related costs for our engineering, data science, product and design teams. Additional expenses include consulting and professional fees for third-party development resources and third-party licenses for software development tools. We expect that we will continue to dedicate substantial resources to develop, improve and expand our Similarweb Digital Data and solutions. We anticipate that research and development expenses will increase in absolute dollars, but will decrease as a percentage of revenue over time, as we expect to realize operating leverage in our business.
Sales and marketing
Our sales and marketing expenses consist primarily of personnel related costs for our marketing, sales, account management. Additional expenses include marketing program costs. We expect we will continue to invest in sales and marketing activities to support our growth such as in our inside and field sales and account management teams. We anticipate that sales and marketing expenses will increase in absolute dollars, but will decrease as a percentage of revenue over time, as we expect to realize operating leverage in our business.

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
Comparison of the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024

Revenue	$218,019	$249,913
Cost of revenue (1)	47,090	54,814
Gross profit	170,929	195,099
Operating expenses:
Research and development (1)	56,158	55,596
Sales and marketing (1)	101,198	105,476
General and administrative (1)	42,380	43,691
Total operating expenses	199,736	204,763
Loss from operations	(28,807)	(9,664)
Finance income, net	941	134
Loss before income taxes	(27,866)	(9,530)
Provision for income taxes	1,507	1,927
Net loss	$(29,373)	$(11,457)
(1) Includes share-based compensation expense as follows:

	Year Ended December 31,
	2023	2024
	(in thousands)
Cost of revenue	$635	$812
Research and development	5,782	5,511
Sales and marketing	5,196	4,273
General and administrative	6,514	$7,019
Total share-based compensation expense	$18,127	$17,615

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the period indicated:

	Year Ended December 31,
	2023	2024

Revenue	100.0%	100.0%
Cost of revenue	21.6	21.9
Gross profit	78.4	78.1
Operating expenses:
Research and development	25.8	22.2
Sales and marketing	46.4	42.2
General and administrative	19.4	17.5
Total operating expenses	91.6	81.9
Loss from operations	(13.2)	(3.9)
Other income, net	—	—
Finance income, net	0.4	0.1
Loss before income taxes	(12.8)	(3.8)
Provision for income taxes	0.7	0.8
Net loss	(13.5)%	(4.6)%
Revenue

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Revenue	$218,019	$249,913	$31,894	14.6%

Total revenue increased by $31.9 million, or 14.6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to an increase in our subscription revenue. $17.0 million of that increase was generated from customers in the United States, which increased by 16.4% from $103.5 million in 2023 to $120.5 million in 2024, and an additional $5.7 million of the increase in total revenue was generated from customers in Europe and the United Kingdom, which increased 8.9% from $63.5 million in 2023 to $69.1 million in 2024. We increased the number of paying customers by 17.4% from 4,712 as of December 31, 2023 to 5,534 as of December 31, 2024. The number of customers in the United States increased from 1,351 as of December 31, 2023 to 1,570 as of December 31, 2024. The number of customers in Europe and the United Kingdom increased from 1,458 as of December 31, 2023 to 1,607 as of December 31, 2024.

Costs of revenue

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Cost of revenue	$47,090	$54,814	$7,724	16.4%

Total cost of revenue increased by $7.7 million, or 16.4%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. Our cost of revenue increased primarily due to an increase of $6.9 million related to our third-party hosting services and tools, mainly driven by our investment in new GenAI as well as new solutions, in line with our strategy, an increase of of $1.9 million in compensation primarily related to increase in employee headcount, partially offset by a decrease of $1.7 million related to third-party data providers. Our gross margin decreased from 78.4% in 2023 to 78.1% in 2024,
Operating expenses
Research and development

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Research and development	$56,158	$55,596	$(562)	(1.0)%

Research and development expenses decreased by $0.6 million, or 1.0%, to $55.6 million for the year ended December 31, 2024, from $56.2 million in the year ended December 31, 2023, primarily related to product development infrastructure and tools. We expect research and development expenses to increase in absolute dollars, as we continue to invest in our data moat and innovation and expand our R&D team. Research and development expenses as a percentage of revenue will decrease over time, as we expect to realize operating leverage in our business.
Sales and marketing

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Sales and marketing	$101,198	$105,476	$4,278	4.2%

Sales and marketing expenses increased by $4.3 million, or 4.2%, to $105.5 million for the year ended December 31, 2024, from $101.2 million in the year ended December 31, 2023. The increase was primarily due to an increase of $2.7 million in marketing expenditures primarily in paid acquisition campaigns, an increase of $ $2.7 million in compensation related to increase in employee headcount as well as bonuses primarily related to business combination, partially offset by a decrease of $0.9 million in share-based compensation. We expect sales and marketing expenses to increase in absolute dollars, as we continue to invest in our go to market team. Sales and marketing expenses as a percentage of revenue will decrease over time, as we expect to realize operating leverage in our business.
General and administrative

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
General and administrative	$42,380	$43,691	$1,311	3.1%

General and administrative expenses increased by $1.3 million, or 3.1%, to $43.7 million for the year ended December 31, 2024, from $42.4 million for the year ended December 31, 2023. The increase was primarily due to an increase of $1.1 million in compensation and an increase of $0.5 million in share-based compensation.

Finance expenses, net

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Finance income, net	$941	$134	$(807)	(85.8)%

Finance income, net decreased by $0.8 million, or 85.8%, to $0.1 million of finance income for the year ended December 31, 2024, from $0.9 million for the year ended December 31, 2023. The change was primarily due to a $1.6 million impact from foreign exchange due to the appreciation of the U.S. dollar against the New Israeli Shekel and other currencies in 2023, partially offset by an increase of $1.0 million in interest income in 2024.

Provision for income taxes

	Year Ended December 31,		Period-over-Period Change
	2023	2024	$ Change	% Change
	(in thousands)
Provision for income taxes	$1,507	$1,927	$420	27.9%

Provision for income taxes increased to $1.9 million for the year ended December 31, 2024 from $1.5 million for the year ended December 31, 2023, reflecting an effective tax rate of (20)% and (5)% for each of the years, respectively.

Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating loss and free cash flow, which are non-GAAP financial measures, are useful in evaluating the performance of our business.
Non-GAAP operating (loss) income
Non-GAAP operating (loss) income is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to operating loss, as determined in accordance with GAAP. We define non-GAAP operating (loss) income as operating (loss) income, adjusted for share-based compensation, retention payments related to business combinations, amortization of intangible assets, non-recurring expenses in relation to our initial public offering and certain other non-recurring items.
We use non-GAAP operating (loss) income to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that non-GAAP operating (loss) income facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.
Non-GAAP operating (loss) income has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Our definition of Non-GAAP operating (loss) income may differ from the definitions used by other companies and therefore comparability may be limited. Because of these limitations, non-GAAP operating (loss) income should not be considered as a replacement for operating loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

A reconciliation of non-GAAP operating (loss) income to GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,

	2023	2024
	(in thousands)
Loss from operations	$(28,807)	$(9,664)
Add:
Share-based compensation expenses	18,127	17,615
Retention payments related to business combinations	1,072	1,886
Amortization of intangible assets related to business combinations	4,776	4,862
Non-recurring expenses related to termination of lease agreements and others	17	—
Secondary offering costs	—	350
Non-GAAP operating (loss) income	$(4,815)	$15,049

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
The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year ended December 31,
	2023	2024
	(in thousands)
Net cash (used in) provided by operating activities	$(3,038)	$30,174
Purchases of property and equipment, net	(1,559)	(1,430)
Capitalized internal use software costs	(821)	(1,304)
Free cash flow	(5,418)	27,440

B.Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash payments from our customers, equity issuances and borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity are our cash and borrowings available under the credit facility with Silicon Valley Bank (“SVB”), referred to herein as the “SVB LSA” or the “SVB Credit Facility”.
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
Credit facilities
Credit facility with Silicon Valley Bank
On December 30, 2020, we entered into a Loan and Security Agreement, or the SVB LSA, with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022 and further amended by the Second Amendment to the Loan and Security Agreement, dated as of August 6, 2024. The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA.
Under the SVB LSA, which is currently in effect through December 30, 2026, we paid an initial administrative fee of $262,500 and a one-year anniversary fee of $262,500, and we pay an unused facility fee in an amount equal to 0.3% per annum of the average unused portion of the credit facility (if applicable). However, there are no additional fees or penalties payable by us in the event we elect to repay the principal amount outstanding under the SVB LSA prior to its maturity date.
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
The SVB LSA is secured by substantially all of our assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. As of December 31, 2024, we were in compliance with all of our financial covenants under the SVB LSA.
As of December 31, 2024, we had no outstanding balance under the SVB LSA.
In March 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (FDIC) was appointed as receiver. The FDIC transferred all deposits, both insured and uninsured, to Silicon Valley Bridge Bank, N.A. (Bridge Bank), which later became part of First Citizens Bank. The Bridge Bank initially assured that all commitments under existing credit agreements would be honored, backed by the FDIC and the full faith and credit of the US government. We believe our SVB credit facility has been assumed by First Citizens Bank and remains operational. However, if the credit facility becomes unavailable, we may need to seek alternative credit sources. Failure to secure a comparable credit facility could require us to use our cash reserves for operations, potentially affecting growth strategies, acquisitions, and our financial stability, which may impact the value of our shares. Additionally, available credit may come with more restrictive covenants and higher interest rates, reducing our borrowing capacity and operating flexibility.

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2024
Net cash (used in) provided by operating activities	$(3,038)	$30,174
Net cash used in investing activities	(2,586)	(18,700)
Net cash provided by (used in) financing activities	1,192	(18,837)
Effect of exchange rates on cash and cash equivalents	(1,646)	(500)
Net decrease in cash and cash equivalents	(6,078)	(7,863)
Cash and cash equivalents at beginning of period	77,810	71,732
Cash and cash equivalents at end of period	$71,732	$63,869

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
Net cash provided by operating activities was $30.2 million for the year ended December 31, 2024, as compared to net cash used in operating activities of $(3.0) million for the year ended December 31, 2023, primarily due to a $17.9 million decrease in incremental net loss, in addition to the aggregate changes in the balance sheet, particularly in accounts receivable.
Investing activities
Net cash used in investing activities increased to $(18.7) million during the year ended December 31, 2024, as compared to $(2.6) million during the year ended December 31, 2023, primarily due to $15.4 million of payments for business combinations in 2024.
Financing activities
Net cash used in financing activities was to $(18.8) million for the year ended December 31, 2024, as compared to net cash provided by financing activities of $1.2 million for the year ended December 31, 2023, primarily due to the repayment of $25.0 million from our credit facility in 2024.

Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2024:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Purchase obligations	34,740	25,136	9,604	—	—
Operating lease commitments	44,851	8,268	12,706	11,084	12,793
Total	79,591	33,404	22,310	11,084	12,793

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

•Security. Our Chief Information Security Officer, or CISO, oversees the information security team and drives the implementation of a comprehensive cybersecurity strategy and advanced technologies to safeguard the organization’s operations and digital assets. All data, whether at rest or in transit, is encrypted utilizing commercial-grade tools and industry-standard algorithms. Similarweb employs the Cloud Security Posture Management platform to continuously monitor cloud assets, identify potential vulnerabilities, and deploy emergency patches as required. Furthermore, the platform performs ongoing risk assessments across cloud environments and external-facing assets to ensure robust security measures are maintained. In addition, Similarweb’s API integrates seamlessly and securely with customers' existing workflows, enabling the generation of customized outputs and analyses leveraging our data.

D.Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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
Sales commissions earned by our sales force and associated payroll taxes are considered incremental and recoverable costs of acquiring customer contracts. For initial contracts acquired with new customers and additional revenue acquired with existing contracts, these costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. We determined the period of benefit by taking into consideration the length of its customer contracts and its technology lifecycle. For renewal of existing contracts, these costs are capitalized and amortized on a straight-line basis over the term of the renewal, since the sales commissions for renewals are not considered commensurate with the sales commissions for initial contracts acquired, given a substantive difference in the commission rates in proportion to their respective contract values. Amounts expected to be recognized in excess of one year of the balance sheet date are recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is recorded in sales and marketing expense within the accompanying consolidated statement of operations. We have elected to apply the practical expedient allowed by ASC 606 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is 3 years as of December 31, 2024. We evaluate the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.
We did not recognize any impairments to internal-use software during the years ended December 31, 2022, 2023 and 2024.
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
We did not recognize any impairment charges to goodwill during the years ended December 31, 2022, 2023 and 2024.
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
Foreign currency and exchange risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our net loss of $10.0 million and $9.8 million, for the years ended December 31, 2023 and 2024, respectively.
Interest rate risk
As of December 31, 2023 and 2024, we had cash and cash equivalents and restricted deposits of $81.8 million and $74.4 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We had no outstanding borrowings under the SVB LSA as of December 31, 2024. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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

Item 6.  Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name and position of each of our executive officers and directors as of December 31, 2024:

Name	Age	Position
Executive Officers
Or Offer	41	Co-Founder, Chief Executive Officer and Director
Benjamin Seror	45	Co-Founder and Chief Product Officer
Jason Schwartz	53	Chief Financial Officer
Directors
Joshua Alliance	35	Independent Director
Harel Beit-On	65	Independent Director
Russell Dreisenstock	56	Independent Director
Joe Del Preto	49	Independent Director
Kipp Bondar	42	Independent Director
Lisa Campbell	61	Independent Director
Barak Eilam	49	Independent Director

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
Directors
Joshua Alliance has served as a member of our board of directors since October 2011. Mr. Alliance also serves as a director of the new private UK holding company of N Brown Group plc, of which he was also a director up to its delisting, as well as a member of the board of directors of a number of private companies, including SparkBeyond, Woo.io and Moon Active. He has previously served as a board member of Spot.IM, where he served from June 2012 to June 2018, and WorkAngel Technology, where he served from November 2012 to its sale in July 2017. He served as Head of Innovation of N Brown Group plc from May 2015 through November 2020. Mr. Alliance received his bachelors at The University of Manchester.
Harel Beit-On has served as a member of our board of directors since June 2017. Mr. Beit-On is one of the co-founders of the Viola Group, which he co-founded in 2000, and is one of the original co-founders of Viola Ventures and the Founder of Viola Growth, where he serves as General Partner. Mr. Beit-On previously served as the Chief Executive Officer, President & Chairman of Tecnomatix, a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company from 1994 to 2005. In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million. Mr. Beit-On serves as the Chairman of the Board of Gaon Group and Gaon Holdings and has served in this role since 2013. He also serves as a board member of Playbuzz (ex.co), which he joined in October 2017, Cyberint, which he joined in June 2018, Home365, which he joined in October 2023 and Bringg, which he joined in December 2023. Mr. Beit-On previously served as Chairman of the Board of ECtel from 2004 to 2006, Chairman of the Board of Matomy from January 2017 to June 2018 and Chairman of the Board of Lumenis, Israel’s largest medical device company from 2007 to 2015, where he led a $150 million investment and led the company’s turnaround eventually resulting in its sale to XIO Group for $510 million in 2015. Mr. Beit-On received his B.A. in Economics from The Hebrew University of Jerusalem, where he presently serves as Chairman of the Board, and an MBA from the MIT Sloan School of Management. Mr. Beit-On is a seasoned executive with over 30 years of management leadership in the IT industry and an extensive investment and exit record.
Russell Dreisenstock has served as a member of our board of directors since March 2017. From 2016 to 2019, Mr. Dreisenstock served as the Head of International Investments at Naspers Ventures, partnering with entrepreneurs to build leading technology companies in high-growth markets. From 2019-2024, Mr. Dreisenstock headed the global investing activities for the Prosus Food Division. Mr. Dreisenstock received his B.Compt. with Honors from the University of South Africa. He is a Chartered Accountant (South Africa) and a Member of the Institute of Chartered Accountants of England and Wales.
Joe Del Preto has served as a member of our board of directors since January 2022. Mr. Del Preto serves as Chief Financial Officer and Treasurer of publicly traded Sprout Social (NASDAQ: SPT) since July 2017. Prior to Sprout Social, Mr. Del Preto was the Global Controller for Groupon, Inc. and served as Vice President of Finance of Echo Global Logistics Inc. Mr. Del Preto began his career at PricewaterhouseCoopers LLP. He holds a Bachelor’s degree in Accounting from the University of Indiana, Bloomington, and is a Certified Public Accountant.
Kipp Bodnar has served as a member of our board of directors since September 2024. Mr. Bodnar has served as Chief Marketing Officer of HubSpot since 2021, where he sets the global marketing strategy to drive awareness and demand for HubSpot’s products. Before becoming CMO, Mr. Bodnar served as Vice President of Marketing, overseeing global demand generation, building out the EMEA and APAC marketing teams, and managing field marketing, localization, strategic partnerships, and social media. Additionally, Mr. Bodnar is a marketing advisor for several SaaS companies and co-author of The B2B Social Media Book. Mr. Bodnar holds a BA in journalism from Marshall University.
Lisa Campbell has served as a member of our board of directors since September 2024. Ms. Campbell brings over two decades of experience in business strategy and marketing and most recently she served as Chief Marketing

Officer at OneTrust from 2021 to 2024, where she was instrumental in driving the company’s market expansion and brand recognition. Prior to OneTrust, Ms. Campbell served as the Chief Marketing Officer of Autodesk, Inc. Her deep expertise in managing global eCommerce businesses, industry strategy, and marketing across diverse sectors makes her a valuable addition to Similarweb’s board. Ms. Campbell also serves on the board of Dropbox Inc. (NASDAQ: DBX), contributing her insights to its Audit, Nomination, and Governance committees. She serves on the board of Dynatrace contributing to its Cybercommittee and serves on the Board of Quickbase a Vista Equity company. Ms. Campbell holds an M.B.A. from Babson College and a B.A. in Mathematics and Computer Science from Boston College.
Barak Eilam has served as a member of our board of directors since September 2024. Mr. Eilam served as Chief Executive Officer of NICE Ltd. between April 2014 and December 2024. In his previous position with NICE, Mr. Eilam was President of its American division from July 2012 to March 2014. Prior to that, Mr. Eilam was the head of sales and the general manager of NICE’s Enterprise Group in the Americas. From 2007 to 2009, Mr. Eilam founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. Mr. Eilam has also served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and product management. Mr. Eilam also serves on the board of directors at Houghton Mifflin Harcourt, a leading K-12 education company. Prior to joining NICE, Mr. Eilam was an officer in the Intelligence Corps of the Israeli army. Mr. Eilam holds a B.Sc. in Electrical Engineering from Tel Aviv University.

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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2024, was approximately $13.4 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2023 and paid during the year ended December 31, 2024). This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
•Mr. Or Offer, Co-Founder, Chief Executive Officer and Director. Compensation expenses recorded in 2024 of $425 in salary expenses and $55 in social benefits costs.
•Mr. Jason Schwartz, Chief Financial Officer. Compensation expenses recorded in 2024 of $357 in salary expenses and $91 in social benefits costs.
•Mr. Benjamin Seror, Co-Founder, Chief Product Officer. Compensation expenses recorded in 2024 of $303 in salary expenses and $79 in social benefits costs.
•Mr. Ron Asher, Chief Technology Officer. Compensation expenses recorded in 2024 of $316 in salary expenses and $82 in social benefits costs.
•Ms. Susan Dunn, Chief Revenue Officer. Compensation expenses recorded in 2024 of $303 in salary expenses and $7 in social benefits costs.
During the year ended December 31, 2024, the Covered Executives were granted an aggregate of 982,000 restricted share units under our 2021 Share Incentive Plan.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.
In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2024 cash bonus expenses for Mr. Or Offer, Mr. Jason Schwartz, Mr. Benjamin Seror, Mr. Ron Asher, and Ms. Susan Dunn, as provided for in our 2024 financial statements (and payable during 2025), were $337, $275, $135, $166 and $450, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024 for options and restricted share units granted to Mr. Or Offer, Mr. Jason Schwartz, Mr. Benjamin Seror, Mr. Ron Asher, and Ms. Susan Dunn of $2,925, $1,043, $943, $658 and $337, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a four-year period during the years 2024-2027 on account of the 2024 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 per membership of the audit committee, $10,000 per membership of the compensation committee and $10,000 per membership of the nominating and governance committee, or a general committee membership fee of $10,000 for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, shall be granted with equity awards under our incentive plan at a value of $300,000 which shall vest annually over a period of three years, and they may also receive additional awards on any following anniversary of their appointment or election (provided the director is still in office). The awards shall be accelerated in certain change of control events.
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
As of December 31, 2024, a total of 5,144,220 options to purchase ordinary shares, with a weighted average exercise price of 2.21per share and 5,024,954 restricted share units were outstanding under our 2021 Plan and 2012 Plan. As of December 31, 2024, there were 6,408,897 ordinary shares available for future grant under the 2021 Plan.
2021 Employee Share Purchase Plan
We adopted our 2021 Employee Share Purchase Plan, or the ESPP, effective as of May 10, 2021. We believe that the ESPP will help to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Authorized Shares. A total of 2,000,000 of our ordinary shares were initially available for sale under our ESPP. The number of our ordinary shares that will be available for sale under our ESPP increases annually on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of (a) 1% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of Shares as may be determined by the Board and (c) 3,000,000 ordinary shares. As of December 31, 2024, there were 3,373,463 ordinary shares available for future sale under our ESPP.
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
•the Class II directors are Harel Beit-On, Kipp Bodnar, and Joe Del Preto and their terms will expire at our annual meeting of shareholders to be held in 2026; and
•the Class III directors are Or Offer, Lisa Campbell, and Barak Eilam and their terms will expire at our annual meeting of shareholders to be held in 2027.

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
Our audit committee consists of Harel Beit-On, Russell Dreisenstock, and Joe Del Preto. Harel Beit-On serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Our board of directors has determined that Harel Beit-On is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE corporate governance rules.
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
Our compensation committee consists of Russell Dreisenstock, Barak Eilam, Lisa Campbell, and Joe Del Preto. Lisa Campbell serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the NYSE rules, including the additional independence requirements applicable to the members of a compensation committee.
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
The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-

term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
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
Our compensation policy also addresses our executive officers’ individual characteristics (such as the person’s position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-

based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
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
Nominating and Governance Committee
Our nominating and governance committee consists of Or Offer, Harel Beit-On and Kipp Bodnar. Or Offer serves as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which include:
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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (1) a holder of 5% or more of the issued share capital or voting power in a company, (2) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (3) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2024, Mrs. Sharon Cohen, CPA from Deloitte Israel & Co. is acting as our internal auditor.
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
As of December 31, 2024, we had 1,085 employees, including 617 in Israel, 233 in the United States, 152 in Europe and 83 in Asia Pacific. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
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
The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or RSUs that are currently exercisable or exercisable within 60 days of February 14, 2025, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 82,829,428 ordinary shares outstanding as of February 14, 2025.

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

Name of Beneficial Owner	Number	%
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	8,883,950	10.7%
Viola Group (2)	10,810,778	13.1%
MIH E-Commerce Holdings B.V. (3)	11,173,265	13.5%
Directors and Executive Officers
Joshua Alliance (4)	8,883,950	10.7%
Harel Beit-On (5)	10,810,778	13.1%
Or Offer (6)	6,027,160	7.1%
Jason Schwartz (7)	1,081,745	1.3%
Russell Dreisenstock	[*]	[*]
Benjamin Seror	[*]	[*]
Kipp Bodnar	[*]	[*]
Barak Eilam	[*]	[*]
Lisa Campbell	[*]	[*]
Joe Del Preto	[*]	[*]
All directors and executive officers as a group (10 persons)	27,323,275	31.7%
*Indicates ownership of less than 1%.

(1) Consists of 8,883,950 shares, which converted from preferred shares pre-IPO to ordinary shares post-IPO, held by Anglo-Peacock Nominees Limited, as nominee for Joshua Jacob Moshe Alliance. Mr. Alliance has sole voting and dispositive power over the shares. The principal business address of Anglo-Peacock Nominees Limited is Suite 1B Maclaren House, Lancastrian Office Centre, Talbot Road, Manchester, M32 0FP, United Kingdom, Attention Allan Pye.
(2) Based on information reported on a Schedule 13G/A filed February 12, 2025 and on information available to us, represents (a) 2,134,916 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,823,094 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,581,225 ordinary shares held by VG SW, L.P. (“VG LP”); (d) 101,413 ordinary shares held by VG SW GP, L.P.; (e) 170,130 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is c/o Viola Growth 12 Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
(3) Based on information available to us, represents 11,173,265 ordinary shares held by Naspers Ltd. and Prosus N.V. Prosus Ventures is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., which in turn is a wholly-owned subsidiary of MIH Internet Holdings B.V., which is a wholly-owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus Venutres is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Prosus Venutres. Naspers owns 41.4% of the voting rights of Prosus. As a result, ordinary shares of Similarweb Ltd. owned by Naspers Ltd. and Prosus N.V. may be deemed to be beneficially owned by Prosus and Naspers. Prosus is a publicly-traded limited liability company incorporated under the laws of the Netherlands. Naspers is a publicly-traded limited liability company incorporated under the laws of the Republic of South Africa. The address of Prosus N.V. is Gustav Mahlerplein 5, 1082 MS, Amsterdam, The Netherlands and the address for Naspers Ltd. is Media24 Centre 40 Heerengracht, Cape Town 8001, South Africa.
(4) Consists of shares held by Anglo-Peacock Nominees Limited. See footnote (1) above.
(5) Consists of shares held by entities affiliated with Viola Growth. See footnote (2) above.
(6) Based on information available to us, represents 3,580,541 ordinary shares held by Mr. Offer and 2,446,619 ordinary shares issuable upon the exercise of options that vest within 60 days of February 15, 2025.
(7) Consists of 801,433 ordinary shares issuable upon the exercise of options held by Mr. Schwartz that vest within 60 days of February 14, 2025 and 280,312 ordinary shares issued or issuable upon vest of Restricted Shares Units within 60 days of February 14, 2025.

Record Holders
As of February 14, 2025, 82,829,428 of our ordinary shares were issued and outstanding. Based on the information provided to us by our transfer agent, approximately 71.9% of our total outstanding ordinary shares were held by 20 record holders in the United States, including Cede & Co., the nominee of The Depository Trust Company.

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
•Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc. (Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-255262) filed with the SEC on May 10, 2021). This agreement was modified by the Loan Modification Agreement dated as of November 13, 2022 and by the Second Amendment to the Loan and Security Agreement as of August 6, 2024.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (1) located in Israel; (2) are shares or a right to a share in an Israeli resident corporation, or (3) represent, directly or indirectly, rights to assets located in Israel, unless specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

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

However, a reduced tax rate may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred (including Preferred Technological) Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred (including Preferred Technological) Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation
A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the U.S. federal income tax purposes for the taxable year ending December 31, 2024. No assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the composition of our assets may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the aggregate fair market value of our assets, including goodwill and other unbooked intangibles for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including transactions we enter into in the future. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Taxation of Distributions

Subject to the discussion above under “—Passive foreign investment company rules,” distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under

U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, distributions, may be reported to U.S. Holders as dividends. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ordinary shares if we are a “qualified foreign corporation,” provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income. If the dividends qualify for preferential rates as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. In addition, applicable U.S. Treasury regulations may restrict the availability of any foreign tax credit based on the nature of the withholding tax imposed by a non-U.S. jurisdiction. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisers regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion above under “—Passive foreign investment company rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deduction for capital losses is subject to limitations. Because gains for the sale or other taxable disposition of ordinary shares will generally be treated as U.S.-source income, and subject to certain exceptions, Treasury Regulations generally preclude U.S taxpayers from claiming a foreign tax credit with respect to any non-U.S tax imposed on any on gains from dispositions of shares held as capital assets unless the tax is creditable under an applicable income tax treaty. Accordingly, your ability to claim a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, applicable U.S. Treasury regulations may restrict the availability of any foreign tax credit based on the nature of the withholding tax imposed by a non-U.S. jurisdiction. You should consult your tax adviser as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.
If the consideration received upon the sale or other taxable disposition of Ordinary Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable sale, exchange or disposition. If our Ordinary Shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss. U.S. Holders should consult their tax advisers regarding how to account for gain or loss on the sale, exchange or disposition of the Ordinary Shares that are paid in a currency other than the U.S. dollar.

A U.S. Holder’s basis in Ordinary Shares will generally be the U.S. dollar value of the acquisition cost of such Ordinary Shares. If a U.S. Holder uses foreign currency to purchase Ordinary Shares, the cost of such Ordinary Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Ordinary Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such U.S. Holder will determine the U.S. dollar value of the cost of such Ordinary Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

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

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares.

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
Foreign Currency and Exchange Risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our net loss of $10.0 million and $9.8 million, for the years ended December 31, 2023 and 2024, respectively.
Interest Rate Risk
As of December 31, 2023 and 2024, we had cash and cash equivalents and restricted deposits of $81.8 million and $74.4 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

We had 0 outstanding borrowings under the SVB LSA as of December 31, 2024. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
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

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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
As required by Section 404(a) of the Sarbanes-Oxley Act and related rules promulgated by the SEC thereunder, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Management has excluded two subsidiaries acquired during 2024 from its evaluation of the internal control over financial reporting as of December 31, 2024. These subsidiaries, in the aggregate, constituted less than 2% of total assets as of December 31, 2024, excluding intangible assets and goodwill, and less than 2% of total revenue for the year ended December 31, 2024.

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

Item 16C. Principal Accounting Fees and Services
The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	2023	2024
	(in thousands)
Audit Fees	$508	$650
Audit Related Fees	299	47
Tax Fees	154	158
Total	$961	$855

Audit Fees
Audit fees for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit related fees for the years ended December 31, 2023 and 2024 include fees for other services, such as attestation reports for service organizations and due diligence services.
Tax Fees
Tax fees for the years ended December 31, 2023 and 2024 relate to ongoing tax advisory, tax compliance and tax planning services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider trading policies
We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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
•run annual tabletop exercise to train our executives and increase their cybersecurity awareness.
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
Our management team is responsible for assessing and managing our material risks from cybersecurity threats and is primarily responsible for our overall cybersecurity risk management program. Our management team has extensive experience in managerial, information technology, information security, and cyber skills and we have employed a professional in the position of chief information security officer, or CISO, since 2020. Our current CISO joined us in 2023 and has over 18 years of experience in various security disciplines. The CISO's expertise and our security team enable us to navigate the complex landscape of cybersecurity and keep up with emerging threats as technology continues to evolve.
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

Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Form of Amended and Restated Articles of Association of the Registrant	F-1/A	333-255262	3.2	5/10/2021
2.1	Description of Securities
4.1	Form of Indemnification Agreement	F-1/A	333-255262	10.1	5/10/2021
4.2†	2012 Incentive Option Plan	F-1/A	333-255262	10.2	5/10/2021
4.3†	2021 Share Incentive Plan	F-1/A	333-255262	10.3	5/10/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-255262	10.4	5/10/2021
4.5	Compensation Policy for Officers and Directors	F-1/A	333-255262	10.5	5/10/2021
4.6	Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	F-1/A	333-255262	10.6	5/10/2021
4.7	Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein	F-1/A	333-255262	10.8	5/10/2021
4.8	Data Supply & License Agreement, dated as of February 14, 2014, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.9	5/10/2021
4.9	Addendum No.1 to Data Supply & License Agreement, dated as of August 16, 2015, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.10	5/10/2021
4.10	Addendum No. 2 to Data Supply & License Agreement, dated as of January 10, 2017, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.11	5/10/2021

4.11	Mutual Licenses and Services Agreement, dated as of November 24, 2016, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.12	5/10/2021
4.12	Addendum No. 1 to Mutual Licenses and Services Agreement, dated as of July 22, 2019, by and between SimilarTech Ltd. and the Registrant	F-1/A	333-255262	10.13	5/10/2021
4.13	Summary in English of the Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd.	20-F	001-40394	4.14	3/25/2022
4.14	Loan Modification Agreement, dated November 13, 2022, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	20-F	001-40394	4.15	3/23/2023
4.15	Loan Modification Agreement, dated August 6, 2024, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.					*
8.1	List of subsidiaries					*
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm					*
97.1	Compensation Clawback Policy	20-F	001-40394	97.1	2/28/2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
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
SIMILARWEB LTD.

Date: February 27, 2025	By:	/s/ Or Offer
	Name:	Or Offer
	Title:	Chief Executive Officer

Date: February 27, 2025	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer

Similarweb Ltd. and its subsidiaries
Consolidated financial statements

In U.S. dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Similarweb Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Similarweb Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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
February 27, 2025

Similarweb Ltd. and Subsidiaries Consolidated balance sheets U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2024

Assets
Current assets:
Cash and cash equivalents	$71,732	$63,869
Restricted deposits	10,020	10,572
Accounts receivable, net	47,869	50,975
Deferred contract costs	11,165	11,373
Prepaid expenses and other current assets	5,599	4,567
Total current assets	146,385	141,356
Property and equipment, net	28,630	25,921
Deferred contract costs, non-current	9,845	9,895
Operating lease right-of-use assets	36,007	34,393
Intangible assets, net	4,785	5,577
Goodwill	12,867	25,269
Other non-current assets	494	500
Total assets	$239,013	$242,911
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$—
Accounts payable	8,422	12,403
Payroll and benefit related liabilities	20,437	20,304
Deferred revenue	99,968	108,232
Other payables and accrued expenses	23,263	29,330
Operating lease liabilities	7,095	6,923
Total current liabilities	184,185	177,192
Deferred revenue, non-current	878	1,172
Operating lease liabilities, non-current	35,329	32,809
Other long-term liabilities	3,074	4,230
Total liabilities	223,466	215,403
Commitments and contingencies (Note 16)
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2023 and 2024; 78,653,046 and 82,620,679 shares issued as of December 31, 2023 and 2024, respectively; 78,650,878 and 82,618,511 shares outstanding as of December 31, 2023 and 2024, respectively; 2,168 treasury shares as of December 31, 2023 and 2024;	216	227
Additional paid-in capital	367,558	391,449
Accumulated other comprehensive income	872	388
Accumulated deficit	(353,099)	(364,556)
Total shareholders' equity	15,547	27,508
Total liabilities and shareholders' equity	$239,013	$242,911
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of comprehensive income (loss) U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2022	2023	2024

Revenue	$193,234	$218,019	$249,913
Cost of revenue	53,274	47,090	54,814
Gross profit	139,960	170,929	195,099
Operating expenses:
Research and development	59,904	56,158	55,596
Sales and marketing	122,635	101,198	105,476
General and administrative	45,277	42,380	43,691
Total operating expenses	227,816	199,736	204,763
Loss from operations	(87,856)	(28,807)	(9,664)
Other income, net	290	—	—
Finance income, net	4,421	941	134
Loss before income taxes	(83,145)	(27,866)	(9,530)
Provision for income taxes	516	1,507	1,927
Net loss	$(83,661)	$(29,373)	$(11,457)
Net loss per share, basic and diluted	$(1.10)	$(0.38)	$(0.14)
Weighted-average shares used in computing net loss per share, basic and diluted	75,718,623	77,752,960	80,825,695

Net loss	$(83,661)	$(29,373)	$(11,457)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cash flow hedges	(527)	1,239	(484)
Total other comprehensive (loss) income, net of tax	(527)	1,239	(484)
Total comprehensive loss	$(84,188)	$(28,134)	$(11,941)

The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of changes in shareholders’ equity U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2022	74,845,441	$205	$324,614	$160	$(240,065)	$84,914
Exercise of stock options and vesting of RSUs	1,230,823	4	2,030	—	—	2,034
Issuance of ordinary shares under the employee share purchase plan	357,508	1	2,082	—	—	2,083
Share-based compensation	—	—	16,987	—	—	16,987
Deferred costs in relation to initial public offering	—	—	121	—	—	121
Other comprehensive loss	—	—	—	(527)	—	(527)
Net loss	—	—	—	—	(83,661)	(83,661)
Balance at December 31, 2022	76,433,772	210	345,834	(367)	(323,726)	21,951
Exercise of stock options and vesting of RSUs	1,923,898	5	2,302	—	—	2,307
Issuance of ordinary shares under the employee share purchase plan	293,208	1	1,258	—	—	1,259
Share-based compensation	—	—	18,164	—	—	18,164
Other comprehensive income	—	—	—	1,239	—	1,239
Net loss	—	—	—	—	(29,373)	(29,373)
Balance at December 31, 2023	78,650,878	216	367,558	872	(353,099)	15,547
Exercise of stock options and vesting of RSUs	3,692,511	10	4,687	—	—	4,697
Issuance of ordinary shares under the employee share purchase plan	275,122	1	1,485	—	—	1,486
Share-based compensation	—	—	17,719	—	—	17,719
Other comprehensive loss	—	—	—	(484)	—	(484)
Net loss	—	—	—	—	(11,457)	(11,457)
Balance at December 31, 2024	82,618,511	$227	$391,449	$388	$(364,556)	$27,508
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

	Year Ended December 31,
	2022	2023	2024

Cash flows from operating activities:
Net loss	$(83,661)	$(29,373)	$(11,457)
Adjustments to reconcile net loss to net cash used in (provided by) operating activities:
Depreciation and amortization	10,584	10,258	10,528
Finance expense	1,112	1,646	500
Unrealized (gain) loss from hedging transactions	(20)	(52)	103
Share-based compensation	16,987	18,127	17,615
Gain on sale of equipment	(142)	—	(12)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	5,744	(1,926)	(1,078)
Increase in accounts receivable, net	(6,882)	(9,728)	(2,127)
Increase in deferred contract costs	(459)	(2,873)	(258)
Decrease in other current assets	1,342	617	612
Decrease (increase) in other non-current assets	372	(53)	(6)
(Decrease) increase in accounts payable	(4,284)	1,255	3,597
Increase in deferred revenue	15,055	6,677	6,432
(Decrease) increase in other non-current liabilities	(1,497)	961	528
(Decrease) increase in other liabilities and accrued expenses	(316)	1,426	5,197
Net cash (used in) provided by operating activities	(46,065)	(3,038)	30,174
Cash flows from investing activities:
Purchase of property and equipment, net	(28,257)	(1,559)	(1,430)
Capitalized internal-use software costs	(2,919)	(821)	(1,304)
Decrease (increase) in restricted deposits	1,660	(206)	(552)
Payment for business combinations, net of cash acquired	(3,787)	—	(15,414)
Cash received in relation to business combinations	294	—	—
Net cash used in investing activities	(33,009)	(2,586)	(18,700)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,034	2,296	4,677
Proceeds from employee share purchase plan	2,083	1,259	1,486
Borrowings (repayments) under Credit Facility	25,000	—	(25,000)
Payments of contingent consideration, net	—	(2,363)	—
Net cash provided by (used in) financing activities	29,117	1,192	(18,837)
Effect of exchange rates on cash and cash equivalents	(1,112)	(1,646)	(500)
Net decrease in cash and cash equivalents	(51,069)	(6,078)	(7,863)
Cash and cash equivalents, beginning of period	128,879	77,810	71,732
Cash and cash equivalents, end of period	$77,810	$71,732	$63,869

Supplemental disclosure of cash flow information:
Taxes paid	$485	$1,883	$1,168

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

Supplemental disclosure of non-cash investing and financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$(121)	$—	$—
Additions to operating lease right-of-use assets and liabilities	$9,485	$2,597	$6,064

Share-based compensation included in capitalized internal-use software	$—	$37	$104
Proceeds from exercise of share options included in other current assets	$—	$11	$29
Deferred costs of property and equipment incurred during the period included in accounts payable	$116	$139	$227
Deferred payments related to business combinations	$—	$1,269	$340

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
The Company’s Ordinary Shares are traded on the New York Stock Exchange under the symbol “SMWB” since May 11, 2021.
The Company is headquartered in Givatayim, Israel and has operations in various other global locations, including the United States, the United Kingdom, Japan, France, Germany, Australia, Czech Republic, Chile, Switzerland and Singapore.
2.Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP“). The significant accounting policies applied in the preparation of the consolidated financial statements, are as follows:
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. As of December 31, 2023 and 2024, all of the Company’s subsidiaries are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.
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
Business and Asset Acquisitions
The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition in accordance with ASC 805, Business Combinations. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity and contingent consideration, to the identifiable assets acquired and the assumed liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

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

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date, unless such contingent consideration

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

includes continued service conditions. The fair value of the contingent consideration that is accounted for as a liability, is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

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

The Company did not record any impairment charges to goodwill or other acquired intangible assets during the years ended December 31, 2022, 2023 and 2024.
The estimated useful lives of the Company’s intangible assets are as follows:

Customer relationships	3.75-6 years
Brand name	2-4 years
Database	2.75 years
User panel	3 years
Developed technology	2-4 years

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

Impairment of long-lived assets
The carrying amounts of the Company’s long-lived assets, including property and equipment, capitalized internal-use software, intangible assets and right of use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows that the asset is expected to generate over its remaining life. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of those assets is reduced to fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the shorter useful life. The Company did not record any such impairments during the years ended December 31, 2022, 2023 and 2024.
Financial statements in U.S. dollars
The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts most of its transactions, is determined separately for each Company subsidiary and is used to measure its financial position and operating results. The functional currency of the Company is U.S. Dollars.
Transactions denominated in foreign currencies are initially recorded by the Company at their respective functional currency exchange rates prevailing at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are re-measured at the prevailing functional currency spot rate of exchange as of the reporting date in accordance with ASC Topic 830, Foreign currency matters. All transaction gains and losses from the re-measurement of monetary balance sheet items denominated in foreign currencies are recorded in finance income, net. The gains (losses) from foreign currency translation were $5,814, $1,298 and $(329), respectively, for the years ended December 31, 2022, 2023 and 2024.
Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.
Cash and cash equivalents
Cash equivalents consist of unrestricted investments in highly liquid short-term investments and money market accounts with original maturities of three months or less when purchased and amounts receivable from payment processors. Interest is accrued as earned.
The Company uses quoted prices in active markets to determine the fair value of its Level 1 investments in money market accounts.
Restricted deposits
Restricted deposits are primarily invested in certificates of deposit, which mature within one year from the time of purchase and are used as security for the Company’s office leases or other financial commitments.
Accounts receivable, net
Accounts receivable includes billed and unbilled receivables. Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for credit losses, which is estimated based on an analysis of the aging of its accounts receivable, historical write-offs, customer payment patterns and current economic trends in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for credit losses was not material as of December 31, 2023 and 2024.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Unbilled accounts receivable represents revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of December 31, 2023 and 2024, the unbilled accounts receivable included within accounts receivable, net were $246 and $771, respectively.
Deferred contract costs
The Company accounts for costs to obtain revenue contracts in accordance with ASC Topic 340-40, Other assets and deferred costs.
Sales commissions earned by the Company’s sales force and associated payroll taxes are considered incremental and recoverable costs of acquiring customer contracts. For initial contracts acquired with new customers and additional revenue acquired with existing contracts, these costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years. The Company determined the period of benefit by taking into consideration the length of its customer contracts, its technology lifecycle and other factors. For renewal of existing contracts, these costs are capitalized and amortized on a straight-line basis over the term of the renewal, since the sales commissions for renewals are not considered commensurate with the sales commissions for initial contracts acquired, given a substantive difference in the commission rates in proportion to their respective contract values.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is three years as of December 31, 2024. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2022, 2023 and 2024, the Company capitalized software development costs of $2,919, $858 and $1,408, respectively, which are included in property and equipment, net in the consolidated balance sheets. Capitalized internal-use software costs during the year ended December 31, 2023 and 2024 include $37 and $104, respectively, of share based compensation.
Amortization expense for the related capitalized internal-use software for the years ended December 31, 2022, 2023 and 2024 totaled $749, $1,287 and $1,546, respectively, and is included in cost of revenue in the consolidated statements of comprehensive income (loss).
The Company did not recognize any impairments to capitalized internal-use software during the years ended December 31, 2022, 2023 and 2024.

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
During the years ended December 31, 2022, 2023 and 2024, the Company recognized revenue of $76,676, $93,195 and $98,901, respectively, which was included in the deferred revenue balances at the beginning of each respective period.
During the years ended December 31, 2022, 2023 and 2024, the Company’s deferred revenue increased by $364, $— and $2,125, respectively, resulting from business combinations.
Remaining performance obligations
The Company’s remaining performance obligations are comprised of subscription revenue not yet delivered. As of and December 31, 2024, the aggregate amount of transaction price allocated to remaining performance obligations was $246,020. The Company expects to recognize 69% of its remaining performance obligations as of December 31, 2024 as revenue during the year ending December 31, 2025, and the majority of the remainder during the year ending December 31, 2026.
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
Advertising expenses
Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2022, 2023 and 2024 amounted to $3,788, $2,125 and $4,419, respectively.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Post-employment benefits
The Company accounts for employee related obligations in accordance with ASC Topic 715, Compensation—retirement benefits. Pursuant to Israel’s Severance Pay Law, Company employees in Israel are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, 1963. Accordingly, the Company is required to contribute, on a monthly basis, an amount equal to 8.33% of each employee’s monthly salary to individual accounts held with insurance companies for the benefit of each employee. These contributions release the Company from any future statutory severance payments. The related obligation and amounts deposited on behalf of such obligations are not recorded on the consolidated balance sheets, as they are legally released from obligation to employees once the deposit amounts have been paid. Severance pay expenses for the years ended December 31, 2022, 2023 and 2024, amounted to approximately $5,537, $4,629 and $4,768, respectively.
The Company’s subsidiary in the United States maintains a defined contribution plan covering all of its employees in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”). Employees may elect to contribute up to 99% of their pretax salaries to the 401(k) Plan, but generally not greater than $23 per year (and an additional amount of $7.5 for employees aged 50 and over), through salary deferrals, subject to statutory limits. The Company matches 100% of employee contributions to the 401(k) Plan up to a limit of 4% of the employees’ eligible compensation. For the years ended December 31, 2022, 2023 and 2024, the Company recorded expense for matching contributions to the plan that amounted to $873, $862 and $830, respectively.
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
The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. The Company did not recognize any impairment charges during the years ended December 31, 2022, 2023 and 2024.
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
Net loss per share
The Company’s basic net loss per share is calculated by dividing net loss by the weighted-average number of Ordinary Shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive Ordinary Shares are anti-dilutive.
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
Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. The changes in the fair value of these derivatives are recorded, as incurred, in finance income, net in the consolidated statements of comprehensive income (loss). All of the accumulated other comprehensive loss as of December 31, 2024 is expected to be recognized as operating expenses in the consolidated statements of comprehensive income (loss) during the year ending December 31, 2025.
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
No single customer accounted for more than 10% of total revenue for the years ended December 31, 2022, 2023 and 2024. No single customer accounted for more than 10% of accounts receivable as of December 31, 2023 and 2024.
Segment reporting
The Company identifies operating segments in accordance with ASC Topic 280, Segment Reporting, as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company determined that it operates in a single operating and reportable segment. The Company’s Chief Executive Officer is the Company's CODM, who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenue, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations and evaluate return on total assets in deciding whether to invest in the development and expansion of the Company's consolidated operations or into strategic transactions, such as acquisitions.
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

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted ASU 2023-07 for the year ended December 31, 2024.

Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures” (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

3.Business Combinations
Acquisition of Admetricks SpA
In March 2024, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Admetricks SpA (“Admetricks”), a company incorporated under the laws of Chile. Admetricks is a provider of software services that provide estimates of competitor ad spending and results along with planning and budgeting for media campaigns. The purchase consideration included a cash amount of $4,435, subject to working capital and other customary closing adjustments. In addition, the Company shall pay an amount of up to $2,135 for the retention of certain executives and employees of Admetricks for a period of up to two years following the acquisition, which will be recognized as compensation expenses over the requisite service period. During the year ended December 31, 2024, the Company recognized $1,092 relating to such retention payments.
The fair value of the assets acquired and liabilities assumed for the acquisition of Admetricks were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement period up to one year from the acquisition date. The following summarizes the preliminary purchase price allocation of the acquisition of Admetricks:

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Fair Value
Total consideration paid	$4,095
Add: Deferred payment	340
Total consideration	$4,435

Identifiable assets acquired, net of liabilities
Cash and cash equivalents	$262
Accounts receivable	381
Other current assets	25
Property and equipment	18
Technology (1)	311
Customer relationships (2)	570
Brand name (3)	352
Goodwill (4)	3,291
Trade and other payables	(92)
Deferred revenue	(531)
Deferred tax liabilities, net	(152)
Total identifiable assets acquired, net of liabilities	$4,435
(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life was estimated at approximately 2 years and is amortized using the straight-line method.
(2) In assessing the value of the customer relationships, the Company used an income approach. The economic useful life of the customer relationships was estimated at approximately 6 years and is amortized using the straight-line method.
(3) In assessing the value of the brand name, the Company used an income approach. The brand name’s economic useful life was estimated at approximately 4 years and is amortized using the straight-line method.
(4) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the acquisition. The goodwill is not deductible for tax purposes.
The Company incurred approximately $163 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2024.
Pro forma results of the Admetricks acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The results of operations of Admetricks have been included in the consolidated financial statements since the acquisition date of March 4, 2024. Admetricks revenue and net loss included in the Company’s statements of comprehensive income (loss) from March 4, 2024, through December 31, 2024, were immaterial.
Acquisition of 42matters AG
In July 2024, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of 42matters AG (“42 matters”), a company incorporated under the laws of Switzerland. 42matters is a prominent app intelligence company which provides advanced solutions across app store data, app engagement data, and mobile SDK data. The purchase consideration included a cash amount of $12,780, subject to working capital and other customary closing adjustments.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The fair value of the assets acquired and liabilities assumed for the acquisition of 42matters were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition is subject to change as the Company obtains additional information during the respective measurement period up to one year from the acquisition date. The following summarizes the preliminary purchase price allocation of the acquisition of 42matters:

Fair Value
Total consideration	$12,780

Cash and cash equivalents	$1,199
Accounts receivable	597
Other current assets	94
Technology (1)	927
Customer relationships (2)	2,684
Brand name (3)	810
Goodwill (4)	9,111
Trade and other payables	(572)
Deferred revenue	(1,594)
Deferred tax liabilities, net	(476)
Total identifiable assets acquired, net of liabilities	$12,780
(1) In assessing the value of the technology, the Company used an income approach. The technology’s economic useful life was estimated at approximately 2 years and is amortized using the straight-line method.
(2) In assessing the value of the customer relationships, the Company used an income approach. The economic useful life of the customer relationships was estimated at approximately 5 years and is amortized using the straight-line method.
(3) In assessing the value of the brand name, the Company used an income approach. The brand name’s economic useful life was estimated at approximately 3 years and is amortized using the straight-line method.
(4) The goodwill is primarily attributable to expected synergies and knowledge base resulting from the acquisition. The Company estimates that the goodwill is not deductible for tax purposes.
The Company incurred approximately $242 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2024.
Pro forma results of the 42Matters acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The results of operations of 42Matters have been included in the consolidated financial statements since the acquisition date of July 1, 2024. 42Matters revenue and net loss included in the Company’s statements of comprehensive income (loss) from July 1, 2024, through December 31, 2024, were immaterial.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

4.Fair value measurement
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2023
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts, included in cash and cash equivalents	$5,108	$—	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	$946	—
Total financial assets	$5,108	$946	$—

	December 31, 2024
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts, included in cash and cash equivalents	$19,697	$—	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	388	—
Total financial assets	$19,697	$388	$—
Financial liabilities:
Foreign currency contracts designated as hedge instruments, included in other payables and accrued expenses	—	(29)	—
Total financial liabilities	$—	$(29)	$—

5.Prepaid expenses or other current assets
Prepaid expenses or other current assets consist of the following:

	December 31,
	2023	2024

Receivables from government authorities	$1,423	$722
Prepaid expenses	2,227	2,953
Fair value of future hedging transactions	946	388
Rent deposits	547	222
Other	456	282
Total prepaid expenses and other current assets	$5,599	$4,567

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

6.Deferred contract costs
The following table summarizes deferred contract costs activity:

	December 31,
	2023	2024

Balance at the beginning of the year	$18,137	$21,010
Capitalization of deferred contract costs	13,488	13,222
Amortization of deferred contract costs	(10,615)	(12,964)
Balance at the end of the year	$21,010	$21,268

7.Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2023	2024

Computers and peripheral equipment	$6,784	$8,074
Office furniture and equipment	2,322	2,411
Electronic equipment	232	270
Leasehold improvements	26,103	26,119
Capitalized internal-use software costs	9,147	10,555
Total property and equipment	44,588	47,429
Less: accumulated depreciation and amortization	(15,958)	(21,508)
Total property and equipment, net	$28,630	$25,921

Depreciation and amortization expenses amounted to $6,011, $5,482 and $5,666 for the years ended December 31, 2022, 2023 and 2024, respectively. Depreciation and amortization expenses for the year ended December 31, 2022 include $2,357 related to leasehold improvements, office furniture and equipment and electronic equipment that were disposed in connection with the Company’s move to its new headquarters in Israel.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

8.Goodwill and Intangible assets, net
Goodwill
The following table represents the changes to goodwill:

Carrying Amount

Balance as of December 31, 2022	$12,867
Additions from acquisitions	—
Balance as of December 31, 2023	12,867
Additions from acquisitions	12,402
Balance as of December 31, 2024	$25,269
Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2023	2024

Developed technology	$2,832	$4,070
Customer relationships	440	3,694
Database	208	208
User panel	11,202	11,202
Brand name	59	1,221
Total intangible assets	14,741	20,395
Less: accumulated amortization	(9,956)	(14,818)
Total intangible assets, net	$4,785	$5,577

Amortization expenses amounted to $4,573, $4,776 and $4,862 for the years ended December 31, 2022, 2023 and 2024.
As of December 31, 2024, the expected future amortization expenses for the intangible assets are as follows:

Years ending December 31,
2025	$2,224
2026	1,472
2027	855
2028	647
2029	363
2030	16
Total	$5,577

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

9.Other payables and accrued expenses
Other payables and accrued expenses consist of the following:

	December 31,
	2023	2024

Governmental authorities	$12,545	$17,206
Accrued expenses	8,294	8,684
Accrued retention bonuses related to business combinations	482	1,572
Fair value of future hedging transactions	—	29
Other	1,942	1,839
Total other payables and accrued expenses	$23,263	$29,330

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
Following the previous renewal of the SVB Credit Facility through December 31, 2024, the Company approved an extension of an additional two years through December 31, 2026 in August 2024.
As of December 31, 2023, the Company had $25,000 outstanding debt under the SVB Credit Facility. As of December 31, 2024 the Company had no outstanding debt under the SVB Credit Facility. The Company was in compliance with all of its financial covenants under the SVB Credit Facility as of December 31, 2023 and 2024.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

11.Derivatives and hedging
During 2023 and 2024, the Company entered into forward and cylinder contracts primarily to hedge certain forecasted NIS denominated payroll payments against exchange rate fluctuations of the U.S. dollar, for a period of up to twelve months. The fair value of future hedging transactions is included in other current assets or other payables and accrued expenses, as appropriate. The Company recorded the cash flows associated with these derivatives under operating activities.
The gross notional amounts of the Company’s foreign currency contracts are denominated in NIS and GBP. The notional amounts of outstanding foreign currency contracts in U.S. dollars are as follows:

	December 31,
	2023	2024

Derivatives designated as hedging instruments	$2,131	$5,418
Derivatives not designated as hedging instruments	927	118
Total	$3,058	$5,536

During the years ended December 31, 2022, 2023 and 2024, (losses) gains related to designated hedging instruments were reclassified from accumulated other comprehensive (loss) income when the related expenses were incurred. These (losses) gains were recorded in the consolidated statements of comprehensive income (loss), as follows:

	Year Ended December 31,
	2022	2023	2024

Cost of revenue	$(246)	$(250)	$31
Research and development	(807)	(849)	108
Sales and marketing	(529)	(551)	60
General and administrative	(361)	(361)	57
Total	$(1,943)	$(2,011)	$256

During the years ended December 31, 2022, 2023 and 2024, the Company recorded (losses) gains related to non-designated hedging instruments in the amount of $(324), $126 and $(133), respectively, which are classified as finance (expenses) income, net in the consolidated statements of comprehensive income (loss).

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

12.Leases
The Company has entered into various non-cancelable operating leases for its office facilities with expiration dates through April 2032. The components of operating lease costs recorded under operating expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
Fixed cost	$7,617	$8,327	$7,066
Short-term lease cost	655	415	799
Total operating lease cost	$8,272	$8,742	$7,865
The short-term lease cost above includes $199, $397 and $701 related to CPI adjustments for the years ended December 31, 2022, 2023 and 2024, respectively.
Cash payments paid for operating leases were $8,965, $10,037 and $9,130 for the years ended December 31, 2022, 2023 and 2024, respectively.
As of December 31, 2024, the Company’s weighted average remaining lease term was 6.71 years and the weighted average discount rate was 4.26%.
As of December 31, 2024, the minimum lease payments for the Company’s ROU assets over the remaining lease periods are as follows:

Years ending December 31,
2025	$8,268
2026	7,121
2027	5,585
2028	5,542
2029	5,542
2030 and thereafter	12,793
Total undiscounted lease payments	44,851
Less: imputed interest	(5,119)
Present value of lease liabilities	$39,732
The Company subleases certain unused office space to third parties. The Company recorded $226 and $1,051 of sublease income during the years ended December 31, 2023 and 2024, respectively. The Company did not record any sublease income during the year ended December 31, 2022.
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
As of December 31, 2024, there were 6,408,897 ordinary shares available for future grant under the 2021 Plan, there were no ordinary shares available for future grant under the 2010 and 2012 Plans.
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
The following table summarizes share option activity for the years ended December 31, 2023 and 2024:

	2023			2024

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)

Outstanding at the beginning of the year	8,362,930	$2.28	5.25	7,351,711	$2.21	4.04
Granted	—	—	—	—	—	—
Exercised	(863,494)	2.67	—	(2,167,781)	2.14	—
Forfeited	(147,725)	3.45	—	(39,710)	5.41	—
Outstanding at the end of the year	7,351,711	$2.21	4.04	5,144,220	$2.21	3.50
Exercisable at the end of the year	6,844,376	$2.15	3.83	5,088,188	$2.19	3.47

No share options were granted during the years ended December 31, 2022, 2023 and 2024.
Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The intrinsic value of the exercised options was $8,212, $3,037 and $15,218 for the years ended December 31, 2022, 2023 and 2024, respectively. The grant-date fair value of vested options was $5,296 and $3,541 for the years ended December 31, 2023 and 2024, respectively.
The total unrecognized compensation cost as of December 31, 2024 was $184, which will be recognized over a weighted-average period of 0.08 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes RSU (including PRSU) activity for the years ended December 31, 2023 and 2024:

	2023		2024
	Number of RSUs	Weighted Average Fair Value at Grant Date	Number of RSUs	Weighted Average Fair Value at Grant Date

Outstanding and unvested at the beginning of the year	2,866,980	$12.06	4,003,336	$8.16
Granted	2,820,708	6.54	3,481,480	7.38
Vested	(1,060,404)	11.83	(1,524,730)	8.44
Forfeited	(623,948)	10.90	(935,132)	8.26
Outstanding and unvested at the end of the year	4,003,336	8.16	5,024,954	7.52

As of December 31, 2024, the Company had $31,631 of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 2.73 years.
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
The Company issued 357,508, 293,208 and 275,122 ordinary shares under the ESPP during the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 3,373,463 ordinary shares remain available for grant under the ESPP.
The Company recognized $1,243, $572 and $661 of stock-based compensation expense related to the ESPP during the years ended December 31, 2022, 2023 and 2024, respectively. Total unrecognized compensation cost related to the ESPP was approximately $594 as of December 31, 2024, and will be recognized as compensation expense over a weighted average period of 0.4 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes the share-based compensation recorded in each line item in the accompanying consolidated statements of comprehensive income (loss):

	Year Ended December 31,
	2022	2023	2024

Cost of revenue	$599	$635	$812
Research and development	5,287	5,782	5,511
Sales and marketing	5,995	5,196	4,273
General and administrative	5,106	6,514	7,019
Total	$16,987	$18,127	$17,615

14.Income taxes
Basis of taxation
The Israeli corporate tax rate was 23% for the years ended December 31, 2022, 2023 and 2024.
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
The Company’s income tax returns in Israel are considered final through the year ended December 31, 2019.
The Company is qualified as an “industrial company” under the Israeli Law for the Encouragement of Industry (Taxation), 1969, and is eligible for certain tax benefits including amortization of goodwill arising from business combinations that are asset acquisitions.
The components of the loss before the provision for income taxes for the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
Domestic	$(84,778)	$(31,021)	$(12,180)
Foreign	1,633	3,155	2,650
Total loss before income taxes	$(83,145)	$(27,866)	$(9,530)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The provision for income taxes for the years ended December 31, 2022, 2023 and 2024 was as follows:

	2022	2023	2024
Current:
Domestic	$109	$56	$448
Foreign	1,933	646	1,090
Total current income tax expense	2,042	702	1,538
Deferred:
Domestic	(24)	(126)	—
Foreign	(1,502)	931	389
Total deferred income tax expense	(1,526)	805	389
Total provision for income taxes	$516	$1,507	$1,927

The provision for income taxes consisted primarily of income taxes related to the United States, the United Kingdom and other foreign jurisdictions in which the Company conducts business.
A reconciliation of the Company’s theoretical income tax expense to actual income tax expense for the years ended December 31, 2022, 2023 and 2024 is as follows:

	2022		2023		2024
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(19,123)	23%	$(6,409)	23%	$(2,192)	23%
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	16,187	(20)%	3,498	(12)%	(655)	7%
Effect of entities with different tax rates	125	0%	48	0%	145	(2)%
Non-deductible expenses, net	3,442	(4)%	4,368	(16)%	4,455	(47)%
Income in zero tax rate	(67)	0%	—	0%	—	0%
Change in tax reserve for uncertain tax positions	12	0%	145	(1)%	202	(2)%
Other	(60)	0%	(143)	1%	(28)	1%
Total effective income taxes	$516	(1)%	$1,507	(5)%	$1,927	(20)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2023	2024
Deferred tax assets:
Net operating loss carryforwards	$60,582	$61,014
Research and development expenses	12,000	11,028
Lease liabilities	10,077	9,208
Accruals and reserves	1,375	1,282
Share-based compensation	668	401
Deferred revenue	82	120
Other	503	554
Gross deferred tax assets	85,287	83,607
Valuation allowance	(73,960)	(73,305)
Total deferred tax assets	$11,327	$10,302
Deferred tax liabilities:
Intangible assets	(966)	(977)
Deferred contract acquisition costs	(3,123)	(3,747)
Property and equipment	(1,108)	(683)
Right-of-use-assets	(8,208)	(7,945)
Other comprehensive income	(201)	(89)
Other	(9)	(137)
Gross deferred tax liabilities	(13,615)	(13,578)
Net deferred taxes	$(2,288)	$(3,276)
A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2023 and 2024 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2023 and 2024 was an increase of $3,142 and $(655), respectively.
As of December 31, 2024, $17,848 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries as the Company intends to indefinitely reinvest those earnings.
Net operating loss carryforwards
As of December 31, 2024, the Company had generated Israeli net operating loss carryforwards (“NOLs”) of approximately $262,569, which may be carried forward and offset against taxable income in the future for an indefinite period.
Unrecognized tax positions
The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax positions as of December 31, 2022, 2023 and 2024.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Unrecognized tax positions
Balance as of January 1, 2022	$403
Increases related to current year tax positions	12
Additions related to business combinations	193
Balance as of December 31, 2022	608
Increases related to current year tax positions	145
Balance as of December 31, 2023	753
Increases related to current year tax positions	202
Additions related to business combinations	—
Balance as of December 31, 2024	$955

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2022, 2023 and 2024 the Company recorded $56, $32 and $26, respectively, in interest and penalties related to uncertain tax positions.
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

15.Net income (loss) per share
The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss	$(83,661)	$(29,373)	$(11,457)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	75,718,623	77,752,960	80,825,695
Net loss per share, basic and diluted	$(1.10)	$(0.38)	$(0.14)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
	2022	2023	2024
Outstanding share options	8,362,930	7,351,711	5,144,220
RSUs	2,866,980	4,003,336	5,024,954
Total	11,229,910	11,355,047	10,169,174

The potentially dilutive impact of the ESPP is immaterial for each of the years ended December 31, 2022, 2023 and 2024.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

16.Commitments and contingencies
Non-cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties mainly for hosting services, as well as software products and services. As of December 31, 2024, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Years ending December 31,
2025	$25,136
2026	9,180
2027	424
Total purchase obligations	$34,740

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
17.Related party transactions
In February 2014, the Company entered into an agreement with an affiliate of a shareholder, pursuant to which, as amended, the Company granted the affiliate a SaaS subscription to the Company’s cloud-based platform with a non-exclusive license to access our cloud-based platform for a defined subscription term. The term of the agreement continues to December 31, 2029. During the years ended December 31, 2022, 2023 and 2024, the Company recorded revenue of $195, $182 and $160 respectively, from the affiliate. As of December 31, 2024, no balances were owed from the affiliate.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

18.Segment and geographic information
Revenue attributable to the Company's domicile and other geographic areas based on the location of the customers was as follows:

	Year Ended December 31,
	2022	2023	2024

United States	$90,868	$103,527	$120,524
Europe	38,364	41,779	46,431
Asia Pacific	30,287	33,951	38,759
United Kingdom	19,026	21,705	22,703
Israel	3,129	3,551	4,221
Other	11,560	13,506	17,275
Total	$193,234	$218,019	$249,913

Long-lived assets (including ROU assets) by geographical areas were as follows:

	December 31,
	2023	2024

Israel	$61,517	$55,201
Other	3,120	5,113
Total	$64,637	$60,314

1

19.    Subsequent Events
In January 2025, the Company entered into a share purchase agreement pursuant to which it acquired all of the outstanding shares of Signal Insights, Inc., a company incorporated under the laws of Delaware. The purchase consideration included a cash amount of $1,700, subject to working capital and other customary closing adjustments. In addition, the Company shall pay up to an aggregate of $3,900 in future payments, subject to certain terms and conditions as described in the share purchase agreement.
In February 2025, the Company entered into a membership interest purchase agreement pursuant to which it acquired all of the outstanding LLC membership interests of The Search Monitor LLC, a limited liability company organized under the laws of Delaware. The purchase consideration included a cash amount of $7,600, subject to working capital and other customary closing adjustments. In addition, the Company shall pay up to an aggregate of $6,300 in future payments, subject to certain terms and conditions as described in the membership interest purchase agreement.
Due to the timing of the transaction closing date, the initial accounting for the business combination is incomplete and the purchase price allocation is considered preliminary. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill. The Company expects to finalize the purchase price allocation valuation as soon as practicable, but no later than one year from the acquisition date.