Form 20-F
period 2025-12-31
SIMILARWEB LTD.
filed 2026-03-02
CIK 1842731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One) ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 86,962,202 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

SIGNATURES	150
Index to Consolidated Financial Statements	F-1

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
Our fiscal year ends on December 31 of each year. References to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023. References to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024. References to fiscal 2025 and 2025 are references to the fiscal year ended December 31, 2025. Some amounts in this Annual Report may not total due to rounding. All percentages have been calculated using unrounded amounts.
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
•our ability to successfully develop and market AI solutions and to increase usage of our solutions and upsell and cross-sell additional solutions;
•our ability to sustain profitability;
•anticipated trends, growth rates, changes in currency exchange rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of geopolitical and macroeconomic conditions or on our company and business;
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
•Customers increasingly demand heightened, and in some cases unlimited, liability, indemnification and warranty protections for risks related to artificial intelligence, which could materially increase our exposure to claims, reduce margins, limit our ability to enter into or renew customer agreements and adversely affect our business, financial condition and results of operations.
•Artificial intelligence-driven outputs may contain inaccuracies, biases, hallucinations or outdated information, and failures to detect, mitigate or properly disclose such limitations could result in customer dissatisfaction, reputational harm, regulatory scrutiny or contractual or legal liability.
•The integration of artificial intelligence into our platform may increase the complexity of our systems and expand our attack surface, increasing the risk of security incidents, misuse, unauthorized access or model manipulation.
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
•Our reliance on third-party artificial intelligence models may limit our control over performance, availability, pricing, compliance and security, and disruptions or changes in such services could harm our business.
•Our business may be harmed if we change our methodologies or the scope of information that we collect.
•Our international sales and operations subject us to additional risks and costs and failure to develop and expand our direct sales capabilities effectively could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance of our solutions.
•We may be unable to optimize pricing for our solutions across customer segments, geographies and product offerings, and changes to our pricing strategies may adversely affect customer demand, retention, competitiveness and revenue.
•If we fail to offer a high-quality customer experience, our business and reputation will suffer.
•Our business could be negatively affected by changes in search engine algorithms and by changes in how information is discovered, ranked, summarized or surfaced by search engines, answer engines and other AI-driven discovery platforms, including shifts toward answer-engine optimization and generative responses.

•Our financial results may fluctuate due to increasing variability in our sales cycles.
•Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals or changes to pricing are not immediately reflected in full in our results of operations.
• In addition, an increasing mix of non-recurring or one-time data transactions, customized arrangements or usage-based components may increase variability in the timing and predictability of our revenue and results of operations.
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

To increase our revenue and achieve and maintain profitability, we must continue to attract new customers and maintain and grow the subscriptions of existing customers. Our go-to-market efforts are intended to identify and attract prospective customers and convert them into paying customers, including the conversion of paying customers of solutions on our basic plan to higher tier services. In addition, we seek to expand existing customer subscriptions by adding new customers or additional solutions or services, including through expanding the adoption of our platform into other departments within organizations. We do not know whether we will continue to achieve similar client acquisition and subscription growth rates in the future as we have in the past. Numerous factors may impede our ability to add new customers and grow existing customer subscriptions, including our failure to attract and effectively train new marketing, sales and account management personnel despite increasing our sales efforts, to retain and motivate our current marketing, sales and account management personnel, to develop or expand relationships with partners, to successfully deploy new features and capabilities of our solutions and services, to provide quality customer experience or to ensure the effectiveness of our go-to-market programs. In addition, increased scrutiny of software spend, vendor rationalization and consolidation initiatives, and “tool fatigue” within customer organizations may result in customers reducing the number of vendors they use, delaying purchasing decisions, or selecting broader platforms that bundle functionality we provide. Additionally, increasing our sales to large organizations (both existing and prospective users) requires increasingly sophisticated and costly sales and account management efforts targeted at senior management and other personnel. Periods of global macroeconomic uncertainty have caused, and may continue to cause, companies to reduce or delay budgets for acquiring new products and solutions like those that we sell, which has led, and may continue to lead, to longer or less predictable sales cycles.. If our efforts to sell to organizations are not successful or do not generate additional revenue, our business will suffer.
Our success will depend to a substantial extent on the widespread adoption of our platform and solutions as an alternative to existing or newly emerging solutions. The adoption of software as a service, or SaaS, business software may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, evolving customer expectations regarding artificial intelligence, automation and “agentic” or outcome-based solutions may reduce demand for, or change purchasing preferences away from, traditional seat-based or feature-based software offerings, and may require us to invest significantly to remain competitive. Furthermore, as our market matures, our solutions evolve, and competitors introduce lower cost or differentiated solutions that are perceived to compete with our platform and solutions, our ability to sell subscriptions for our solutions could be impaired. Similarly, our subscription sales could be adversely affected if organizations or users within these organizations perceive that features incorporated into competitive solutions reduce the need for our solutions or if they prefer to purchase other solutions that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our solutions. Competitors may also leverage proprietary datasets, integrated ecosystems, or AI-enabled functionality to differentiate their offerings, reduce switching costs, or increase customer dependence on their platforms. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition, revenue, results of operations or cash flows.
In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. We cannot accurately predict our renewals and dollar-based net retention rate given the diversity of our customer base, in terms of size, industry and geography. Our renewals and dollar-based net retention rate may decline or fluctuate as a result of a number of factors, many of which are outside our control, including the business strength or weakness of our customers, customer usage, including the ability of our customers to quickly integrate our products into their businesses and continually find new uses for our solutions within their businesses, customer satisfaction with our solutions and platform capabilities and customer support, the utility of our platform to cost-effectively integrate with third-party software products, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates’ multiple paid business accounts into a single paid business account or loss of business accounts in their entirety, the effects of global economic conditions, or reductions in our customers’ spending on information technology, or IT, solutions or their spending levels generally, perceived security or data privacy risks from the use of our solutions or changes in regulatory regimes that effect our customers or our ability to sell our solutions. In addition, increased regulatory requirements and customer-imposed security, privacy, data localization or artificial intelligence governance requirements could increase procurement cycles, delay deployments, or limit the features or data we are able to offer, which could adversely affect customer acquisition, renewals, expansion and net retention. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. If our customers do not purchase additional subscriptions and solutions from us or our customers fail to renew their subscriptions, our revenue may decline and our business, financial condition, revenue, results of operations or cash flows may be harmed.
Our customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions (including as a result of general economic downturns) or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our solutions and services. Customers may also seek to renegotiate renewal terms, reduce usage, delay expansions, or adopt alternative commercial models (including consumption-based or outcome-based pricing), any of which could reduce our revenue and dollar-based net retention rate. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market and small business customers across many different industries and that are located worldwide. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our solutions, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or if we fail to add more customers, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, financial condition, revenue, results of operations or cash flows.
Failure to develop and expand our direct sales capabilities effectively could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance of our solutions.
Our ability to increase our customer base and achieve broader market acceptance of our solutions and platform capabilities will depend to a significant extent on our ability to expand our sales and marketing organizations. We plan to continue expanding our direct sales force, both in existing geographies in which we operate and new international markets. We also plan to dedicate significant resources to our sales and marketing programs and to training our sales force. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited or no experience to date. In addition, evolving customer procurement practices, increased budget scrutiny, vendor consolidation initiatives, and longer or more complex evaluation and security review processes may require us to devote additional time and resources to close deals and may reduce our ability to efficiently acquire new customers. Our business and results of operations will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. If we expand into new markets, industries, or customer segments, our sales personnel may require additional product, industry and regulatory expertise, and our ramp times may increase. In addition, as the size of our sales and account management organization increases, we need to attract, recruit and retain team managers and leaders who can effectively manage larger teams. If we are unable to attract, retain, and develop strong business leaders and team managers in our expanded go-to-market organization, our growth prospects and business will suffer. Moreover, changes in our go-to-market organization, including territory design, compensation structures, sales methodologies, or the deployment of new tools (including artificial intelligence-enabled sales productivity tools), may not produce the intended benefits, may disrupt execution, or may negatively affect morale, retention, and productivity. If our sales personnel do not effectively articulate the value of our solutions, demonstrate clear return on investment, or drive successful customer onboarding and adoption, our ability to acquire new customers and expand existing customers may be adversely affected.
Our recent growth and rapid technological development make it difficult to forecast our revenue and evaluate our business and future prospects.
While we were founded in 2009 and we launched our platform in 2013, many of the key features of our platform and solutions have only launched in the past few years, and, accordingly, much of our growth has occurred in recent periods. In addition, we have introduced, and may continue to introduce, new capabilities, pricing models, packaging structures, and technologies, including those incorporating artificial intelligence and automation, which may further increase variability in customer adoption, usage, and purchasing behavior. Our recent and rapid growth makes it difficult to evaluate our business, including our ability to forecast our sales and future results of operations, plan our operating expenses and model future growth. Our ability to forecast revenue may be further complicated by changes in customer usage patterns, renewal timing, contract duration, pricing structures, or shifts toward consumption-based, usage-based or outcome-based commercial models. If the assumptions that we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or growth, or if our growth rates moderate, it may be difficult to achieve and maintain profitability and our stock price could be volatile. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs and frequent introductions of new products, technologies and services. The pace of technological change, particularly with respect to artificial intelligence, may shorten product development cycles, accelerate competitive pressures, and require us to make significant investments with uncertain returns. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks and uncertainties successfully, or if actual customer adoption, usage, or monetization differs from our expectations, our operating and financial results could differ materially from our expectations and our business could suffer.
We may experience quarterly fluctuations in our operating results due to a number of factors, which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. Quarterly volatility may become more pronounced as our business scales, our customer mix shifts toward larger enterprise customers, or our commercial models evolve. In addition to the other risks described in this Annual Report, factors that may affect our quarterly operating results include the following:
•our ability to attract and retain customers and grow subscriptions of existing customers;
•our ability to drive consistent customer adoption, usage, and expansion across different customer segments and geographies;
•our ability to price and package our platform and solutions effectively;
•pricing pressure as a result of competition or otherwise;
•unforeseen costs and expenses, including those related to the expansion or reorganization of our business and operations;
•changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•the timing, size and concentration of large enterprise customer transactions, including the impact of delayed, accelerated, renewed, expanded or canceled contracts in any given quarter;
•changes in the competitive dynamics of our market, including consolidation among competitors or organizations using our solutions and the introduction of new solutions or solution enhancements;
•the amount and timing of investments in new technologies, including artificial intelligence-enabled capabilities, and whether such investments generate revenue within the expected timeframe;
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
•foreign currency exchange rate fluctuations; and
•general economic and political conditions in our domestic and international markets, including the impact of persistent or elevated inflation and interest rates.
We may not be able to accurately forecast the amount and mix of future subscriptions, revenue and expenses or the timing of customer renewals, expansions or usage-based consumption, and, as a result, our operating results may fall below our estimates or the expectations of securities analysts and investors. Our guidance, if provided, is based on assumptions that may prove inaccurate and is inherently subject to uncertainty. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, or if we revise our guidance in future periods, the price of our ordinary shares could decline.
We have a history of net losses, we anticipate increasing operating expenses in the future, and although we were profitable on a non-GAAP basis in 2024 and 2025, we may not be able to achieve profitability on a GAAP basis and, if achieved, maintain profitability.
We have incurred net losses of $29.4 million, $11.5 million, and $32.9 million in the years ended December 31, 2023, 2024 and 2025, respectively, and although we were profitable on a non-GAAP basis in 2024 and 2025, we may not be able to maintain profitability in the future. Because the market for the solutions, features and capabilities we offer is rapidly evolving and, we believe, under-penetrated, it is difficult for us to predict our future results of operations or the limits of our market opportunity. Our operating expenses for the year ended December 31, 2025 increased by $43.6 million from $204.8 million for the year ended December 31, 2024. Our operating expenses may continue to increase over the next several years to the extent that we expand our operations and infrastructure, both in existing geographies in which we operate as well as into new geographical markets, continue to enhance the Similarweb brand and develop and expand our solution offerings, features and capabilities. We also expect our general and administrative expenses to increase as we grow and operate as a public company, including due to the need to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. In addition, compliance with evolving regulatory, privacy, cybersecurity and artificial intelligence-related requirements may increase our costs and divert management attention. Achieving our goals and operating our business may prove more expensive than we anticipate and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. We may need to continue to manage costs carefully to maintain or improve profitability, which could limit our ability to invest in growth initiatives, product development or market expansion. Revenue growth may slow, or revenue may decline for a number of possible reasons, including slowing demand for our solutions or increasing competition. If revenue growth slows or margins decline, our ability to achieve sustainable profitability could be materially and adversely affected. If we fail to increase our revenue as we grow our business, or if our expenses increase faster than our revenue, we may not achieve profitability, which would cause our business, financial condition, results of operations and cash flows to suffer.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced rapid growth, and anticipate that we will continue to experience further growth in our operations and headcount. Our growth has placed, and future growth could place, a strain on our management, technical, administrative, operational and financial infrastructure. In addition, we continued to expand internationally, which increases the complexity of our operations, including compliance with local employment laws, data protection and privacy requirements, tax regimes, cybersecurity obligations and cultural differences. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. We may also need to invest further in systems, automation and infrastructure, including artificial intelligence-enabled tools, to support scaling, which may require significant upfront investment and may not result in anticipated efficiencies. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth thus far. Failure to effectively manage our growth could result in difficulty or delays in effectively scaling our platform or solutions, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties.
As we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our paid customer base continues to grow, we will need to expand our account management, customer service and other personnel, our partners and our features. Failure to take appropriate measures to support our customer, user and data growth, may result in declines in quality or user satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Increased reliance on automation, third-party service providers or partners to support growth may also expose us to additional operational, quality control, security and reputational risks. Any of these difficulties could adversely affect our business, financial condition, results of operations and cash flows.
Additionally, due to market conditions we have re-evaluated our organizational structure and implemented reductions in force, and may implement further reductions in force in the future. Any reduction in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.
The market and services categories in which we participate are competitive, new and rapidly changing.
Our platform falls within a new category of business technology in a rapidly evolving market for services, programs and tools used by companies with an online presence and their knowledge workers. This market is intensely competitive, fragmented and subject to rapidly changing technology, shifting customer and organizational needs, new market entrants and frequent introductions of new solutions and services. The pace of change in this market has accelerated, particularly with the adoption of artificial intelligence, automation and data-driven decision-making tools, which may shorten product life cycles and increase competitive pressure.
With respect to our solutions, we compete with market research companies such as NielsenIQ and Kantar Group, traditional media measurement solutions such as Nielsen Holdings plc and comScore, Inc., manual project-based approaches to specific business challenges provided by management consulting companies such as McKinsey & Company, Bain & Company and Accenture plc and media buying and advertising agencies such as WPP plc, Omnicom Group and Interpublic Group. We also compete, and may increasingly compete, with technology platforms, data providers and software vendors that embed analytics, benchmarking or market intelligence capabilities directly into their broader offerings. With the introduction of new technologies and new market entrants, including AI-based technologies and new companies with AI-powered offerings, we expect competition to intensify in the future. Established companies may not only develop their own communication and collaboration solutions, platforms for software integration and secure repositories of information and data, but also acquire or establish solution integration, distribution or other cooperative relationships with our current competitors. For example, while we currently provide our services and solutions to Google Inc., Amazon.com, Inc., and Microsoft Corporation, among others, and rely in part on relationships with large technology platforms, they may develop and introduce products that directly or indirectly compete with our solutions, bundle competing functionality into existing products, or leverage their scale, data assets and distribution channels to disadvantage us.

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
The rapid development and deployment of artificial intelligence ("AI") technologies pose both opportunities and risks to internet search engines and products and services such as ours that rely on them. The pace of AI innovation has accelerated significantly, particularly with respect to generative AI, large language models and AI-powered assistants. Generative AI alternatives to search engines have the potential to disrupt traditional search engine models by changing the way information is accessed, organized, and presented to users. These changes may reduce the volume of traditional search queries, increase “zero-click” experiences, or shift user engagement away from third-party websites and tools. As these AI technologies evolve, they may alter user behavior, shift market dynamics, and reduce the relevance or effectiveness of conventional search engines.
In particular, the widespread adoption of AI-powered alternatives to traditional search, such as chatbots, virtual assistants, or advanced AI-driven search engines, may undermine the market share and profitability of traditional internet search engines and in turn products and services that rely on them. Search engines may increasingly surface AI-generated summaries, answers or recommendations directly to users, reducing traffic to external websites and limiting the availability, visibility or granularity of underlying data. These AI tools may provide more personalized, conversational, or context-aware results, which could reduce users’ reliance on conventional search engines or affect the accuracy, visibility, and ranking of search results. In addition, changes to search engine algorithms, data access policies, application programming interfaces (APIs), or licensing terms driven by AI initiatives may limit our ability to collect, analyze or provide certain data and insights. Such shifts in user behavior could have material negative effects on businesses whose products and services rely heavily on internet search engines for customer acquisition, advertising revenue, or visibility, including our ability to deliver accurate, timely and comprehensive insights to our customers.
We cannot predict with certainty how the continued evolution of AI technologies will shape the future of internet search and its related ecosystems. Our ability to respond effectively may require significant investment in research and development, data acquisition, partnerships, or new technologies, including AI-enabled capabilities, with uncertain returns. As AI tools become increasingly sophisticated, our ability to adapt and maintain the effectiveness of our search-related offerings may be challenged. If we are unable to anticipate, respond to, or capitalize on these changes, or if AI-driven alternatives reduce demand for search-based intelligence solutions, this could lead to material adverse effects on our business operations, market position, and financial results.
If we are not able to introduce new features or solutions successfully and to make enhancements to our solutions, our business and results of operations could be adversely affected.
Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our solutions and to introduce new features and services. To grow our business and remain competitive, we must continue to enhance our solutions and develop features that reflect the constantly evolving nature of technology and our customers' needs. Customer expectations regarding the speed, sophistication and scope of innovation, particularly with respect to artificial intelligence, automation and data-driven insights, have increased and may continue to evolve rapidly. The success of any solutions, enhancements or developments depends on several factors: our anticipation of market changes and demands for solution features, including timely solution introduction, sufficient customer demand, cost-effectiveness in our solution development efforts and the proliferation of new technologies that are able to deliver competitive products and solutions at lower prices, more efficiently, more conveniently or more securely. AI-native competitors or large technology platforms may be able to develop and deploy new features or solutions more quickly, at lower cost, or with greater functionality than we can. In addition, because our solutions are designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our solutions to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our platform will increase our research and development expenses. We may need to make significant upfront investments in research and development, data acquisition, infrastructure and talent, including in artificial intelligence capabilities, without assurance that such investments will result in increased revenue or improved margins. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. New features or solutions may also require changes to our pricing, packaging or commercial models, which could delay adoption or reduce demand. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If customer adoption of new features is slower than expected, or if customers reduce usage of existing features in favor of alternative solutions, our revenue growth and dollar-based net retention rate may be adversely affected. If we cannot address such uncertainties and successfully develop new features, enhance our software or otherwise overcome technological challenges and competing technologies, or if we misallocate resources to unsuccessful initiatives, our business and results of operations could be adversely affected.
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
•access to large-scale, proprietary or real-time datasets and artificial intelligence training data that may be difficult or costly for us to replicate;
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
In addition, some of our larger competitors have substantially broader offerings and can leverage their relationships based on other products or solutions or incorporate functionality into existing products or solutions to gain business in a manner that discourages customers from purchasing our solutions, including through selling at zero or negative margins, solution bundling or closed technology platforms. Large technology platforms may also bundle competing functionality with core products at little or no incremental cost to customers, making it more difficult for us to compete on price or value. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of solution performance or features. As a result, even if the features of our platform are superior, potential customers may not purchase our offerings. Larger competitors may have broader solution lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, services, programs and tools used by knowledge workers with subscription models or embed such functionality into broader platforms, reducing demand for standalone solutions. Further, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own software, services, programs and tools used by knowledge workers that would reduce or eliminate the demand for our platform and solutions. Advances in artificial intelligence, low-code or no-code development tools may further lower barriers for customers to develop internal solutions.
Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. Accelerated consolidation among technology companies, including through mergers, acquisitions or strategic alliances, may result in competitors with greater scale, broader offerings or increased pricing flexibility. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior solutions and technologies that compete with us. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, financial condition, revenue, results of operations or cash flows.
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
We have a number of sources contributing to the depth, breadth and accuracy of the data on our platform. These include our contributory network consisting of end users who use our business-to-customer, or B2C, products or B2C products of our partners through which we collect de-identified user data, and our “direct measurement data”, consisting of website and app owners who give us access to their Google Analytics or other direct measurement metrics. In addition, the growing availability of consumer-facing privacy tools, browser extensions, device settings and third-party services that simplify or automate opt-out requests may further increase the ease with which individuals can restrict data collection across multiple platforms simultaneously. If we are not able to attract new participants or maintain existing participants in our contributory network or direct measurement dataset, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Any decline in the volume, frequency, granularity or representativeness of contributed or directly measured data could reduce the value of our insights and solutions. Additionally, data privacy regulatory changes as well as the introduction of app- and device-level opt-out settings by certain mobile device and operating system providers increase the degree to which individuals opt-out of having their data collected or avoid such collection altogether, including through privacy-by-default settings, consent fatigue, or restrictions on cross-site or cross-app tracking, which could result in lower rates of B2C product end user adoption and higher rates of opting out, thereby reducing the size and depth of our contributory network. Regulatory developments related to artificial intelligence, data minimization, purpose limitation, consent requirements or data localization may further restrict our ability to collect, process, retain, combine or use certain data sets. Third-party intermediaries have emerged, and we expect that others will emerge that offer the ability for users to opt out of their personal and other data being collected at scale (i.e., from all platforms and products, including ours and the third-party products with whom we partner for data collection). In addition, browser providers, operating system developers, device manufacturers or platform operators may implement technical or policy changes that reduce data availability or limit third-party data access, even where users have not affirmatively opted out. We may attempt to offset reductions in data availability through alternative data sources, modeling techniques, synthetic data, partnerships or artificial intelligence-based inference, but these approaches may be costly, less accurate, less timely, subject to regulatory scrutiny, or not accepted by customers. Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
Real or perceived errors, failures, vulnerabilities or bugs in our platform could result in a decline in the accuracy of the market intelligence insights we produce and/or cause other problems and harm our business, financial condition, revenue, results of operations or cash flows.
The software underlying our platform and solutions is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. In addition, errors, failures, bugs and vulnerabilities may be contained in the open source software we use to build and operate our solutions or may result from errors in the deployment or configuration of open source software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Errors or limitations in data inputs, algorithms, models or assumptions, including those used in AI-enabled features, could also lead to inaccurate, incomplete or misleading insights. Any errors, failures, bugs or vulnerabilities discovered in our software after it has been deployed, or never generally discovered, could result in a decline in the accuracy of the intelligence we produce for customers, interruptions in platform availability, solution malfunctioning or data breaches, unauthorized access to or manipulation of data, degradation of system performance, or incorrect analytical outputs, and thereby result in damage to our reputation, adverse effects upon customers, loss of customers and relationships with third parties, loss of revenue or liability for damages. Perceived errors or inaccuracies, even if not substantiated, may harm customer trust and confidence in our platform and could lead customers to reduce usage, delay renewals or terminate subscriptions. In some instances, we may not be able to identify the cause or causes of these problems or risks within an acceptable period of time. Furthermore, the detection, remediation and prevention of such issues may require significant resources and may divert management attention from other strategic initiatives.
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
Our platform and solutions involve the storage and transmission of anonymized user data, direct measurement data, and confidential data about our customers such as their e-mail address and other information they provide to register to use our platform. Therefore, security breaches or unauthorized access to our platform and solutions could result in the loss of our or our customers’ confidential data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. In addition, evolving data protection, cybersecurity and artificial intelligence-related regulatory regimes may increase the consequences of a security incident. Any security breach or perceived security breach could also result in media attention and reputational harm to our business. We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services, including increasingly sophisticated attacks leveraging artificial intelligence and automation.
While we seek to adhere to the industry's best practices by implementing security controls and establishing measures to manage and reduce the risks associated with engaging third-party service providers, cybercrime continues to escalate. Furthermore, threats posed by malware, viruses, hacking, social engineering attacks, and especially ransomware attacks are increasingly prevalent within our industry. Threat actors may also use artificial intelligence to identify vulnerabilities, automate attacks or increase the effectiveness of phishing, impersonation or credential-stuffing attacks. These threats pose significant risks and have a considerable impact on cloud services. Moreover, while we have taken steps to protect the confidential information to which we have access (including our own valuable, proprietary, and trade secret information), as well as measures to ensure we do not become privy to confidential data beyond the scope of what is required to develop our insights and provide our solutions, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ confidential data on our behalf could be breached or we could suffer a loss of our or our customers’ confidential data.
Although we strive to reduce the risks associated with engaging third-party service providers, our ability to monitor third-party service providers’ data security may be limited. In addition, intentional or accidental actions or inaction by employees or other third parties with authorized access to our networks may result in the exposure of vulnerabilities that may be exploited or expose us to liability. Insider threats, credential compromise or human error may increase as our workforce becomes more distributed and as system complexity increases. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information it could disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition, revenue, results of operations or cash flows, and we might be required to expend significant capital and resources to address these problems. We may also be subject to notification, disclosure and remediation obligations that could increase costs and cause management distraction. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers, even if the security breach were to also affect one or more of our competitors. Further, concerns about practices with regard to the collection, use, disclosure or security of personal information, financial account information or other confidential information, even if unfounded, could damage our reputation and adversely affect our results of operations.
Given the many different security breach techniques and the fact that such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny users access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of user confidence in the security of our platform and damage to our brand, reduce the demand for our solutions, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. The financial and operational impact of such incidents may be increased by regulatory scrutiny and mandatory disclosure requirements. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.
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
We use third-party technology and systems in various contexts, including, without limitation, employee email, content delivery to customers, back-office support, credit card processing, and other functions. Although we seek to follow industry best practices for security controls and have also developed systems and processes designed to protect customer data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security. A significant incident affecting a key third-party provider could materially disrupt our operations even if our own systems are not compromised.
We have established and implemented an Incident Response Policy designed to protect confidential information and systems in the face of cyber-attacks, security threats and breaches. The primary goal of the policy is to contain a cyber threat while continuing normal business operations quickly and effectively. The policy is reviewed at least annually and updated, if required, to reflect our changing organization, new technologies and new compliance requirements that inform our cyber security strategy. We also conduct regular testing of this policy, including table-top cyber security and data breach exercises, to achieve reasonable assurance that relevant personnel are fully trained to participate in effective incident response. However, no incident response plan can eliminate all risks or ensure that all incidents will be identified, contained or remediated successfully. The policy requires a cross-functional team of people to manage the systems, legal, and communication issues that arise and includes provisions for detecting and reporting information security events and for defining and implementing response plans and action plans for information security incidents. Our Chief Information Security Officer leads the response and handling of the security incident and coordinates and directs all related mitigation activities. The policy includes conclusion and learning plans pursuant to which, after the resolution of a security incident, the incident will be studied in order to identify and understand the flaws, breaches and faults that enabled its occurrence as well as the measures that should be taken to prevent a recurrence. The policy provides that security incidents shall be documented by our Chief Information Security Officer. Such documentation includes date of incident, detailed description of the incident, systems affected, evidence gathered, treatment plan, status and lessons learned.
Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Cybersecurity insurance markets may experience increased premiums, reduced coverage and higher deductibles, which may limit our ability to fully insure against these risks. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, revenue, results of operations or cash flows.

If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization and cleansing, competing products and services could surpass ours in depth, breadth or accuracy of our insights or in other respects.
Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us or that creates or maintains databases to produce insights at a lower cost than we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data analysis tools and other technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process data. Regulatory developments related to data privacy, artificial intelligence, data localization or data minimization may limit the methods or technologies we are able to use or increase the cost and complexity of compliance. Our future success will depend, in part, upon our ability to:
•internally develop and implement new and competitive technologies;
•use leading third-party technologies effectively; and
•respond to advances in data collection and cataloging and creating insights.
Our reliance on third-party data sources, cloud infrastructure, open-source software or external technologies may limit our ability to control the pace, direction or cost of innovation. We may need to make significant investments in new tools, talent, infrastructure or data sources to remain competitive, and such investments may not result in corresponding revenue growth or improved margins. If we fail to respond to changes in data technology and analysis to create insights, competitors may be able to develop solutions that will take market share from us, and the demand for our solutions, the delivery of our solutions or our market reputation could be adversely affected. In addition, if customers perceive competing solutions to deliver faster, more automated or more actionable insights, our competitive position could be materially weakened.

If we are not able to obtain and maintain comprehensive and reliable data to generate our insights, we could experience reduced demand for our solutions.
Our success depends on our customers’ confidence in the depth, breadth and reliability of our insights, which are based on our data. Customer expectations regarding data accuracy, timeliness and actionability have increased as data-driven decision-making and artificial intelligence adoption have expanded. The task of establishing and maintaining reliable data is challenging and expensive. The depth, breadth and reliability of our data differentiate us from our competitors. If our data, including the data we obtain from third parties and our data collection, extraction, cleaning and insights, are not current, sufficiently accurate, comprehensive or reliable, or are perceived to be so, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. Reductions in data availability, changes in third-party data sources, or increased reliance on modeled, inferred or AI-generated data may further increase the risk of inaccuracies or perceived limitations in our insights. In addition, if we are not able to maintain a high level of reliability for our insights, we may face legal claims by our customers or disputes relating to service levels, representations or performance, which could have an adverse effect on our business, financial condition, revenue, results of operations or cash flows. Any loss of customer trust in the integrity or reliability of our data could have a disproportionate impact on demand for our solutions and our competitive position.
We depend on third parties for data that is critical to our business, and our business could suffer if we cannot continue to obtain reliable data from these suppliers or if third parties place additional restrictions on our use of such data.
We rely on third-party data sources for traffic and engagement information related to the websites and apps for which we generate estimated insights and metrics, demographics about the audiences that use such platforms, and related information about digital trends. Our reliance on third-party data sources exposes us to risks outside of our direct control, including changes in business practices, data policies, or strategic priorities of those suppliers. We continuously look to seek out and enter into relationships with new suppliers for data in order to enrich our data sources, and the availability and quality of this data is important to the continued functioning and development of our solutions and the fulfillment of our obligations to customers. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future solution requirements. Some data sources may be difficult, costly or time-consuming to replace, particularly where suppliers control unique, proprietary or large-scale datasets. Our data suppliers may increase restrictions on our use of such data, fail to adhere to our quality control, privacy or security standards, or otherwise satisfactorily perform services, increase the price they charge us for the data or refuse to license the data to us. Suppliers may also modify their data collection practices, licensing models or contractual terms in response to regulatory developments, artificial intelligence initiatives, competitive considerations or their own commercial interests. Additional restrictions on third-party data could limit our ability to include that data in certain solutions, which could lead to decreased commercial opportunities for certain solutions as well as loss of customers, obligations to provide refunds, or liability to our customers. To comply with any additional restrictions, we may be required to implement certain additional technological and manual controls that could put pressure on our cost structure and could affect our pricing. Increased compliance, monitoring or auditing requirements imposed by data suppliers or regulators could further increase our costs and operational complexity. Since we rely on third-party data sources, notwithstanding our best efforts, we may receive third-party data that is inaccurate, defective, or delayed, or which does not meet our compliance standards or the requirements of applicable data privacy laws and regulations. If third-party information is not available to us on commercially reasonable terms, or is found to be inaccurate or otherwise unsuitable for our needs, it could lead to costly and time-consuming contractual disputes or harm our solutions, our reputation and our business and financial performance. Any sustained disruption, degradation or loss of access to critical third-party data sources could materially and adversely affect the quality of our insights and our competitive position.
Our data collection methodology depends in part on the ability to distribute products used for data collection through third-party platforms and stores, and if we lose access to those platforms or stores or if we or our partners are otherwise restricted from distributing products through those platforms or stores, our business could suffer.
Our platform and solutions depend in part on the ability to obtain data from our contributory network through browser extensions, mobile apps and other products distributed through third-party online platforms and stores such as Chrome Web Store, Google Play and the Apple App Store. These third-party platforms are controlled by a small number of large technology companies with significant market power. These include our own browser extension and mobile app products, and products distributed by third parties with whom we collaborate and into which products we integrate our data collection tools. We continuously look to seek out and enter into relationships with new partners for the integration of our data collection tools into their products, and the availability and quality of this data is important to the continued functioning and development of our products and the performance of our obligations to customers. Partner incentives, product roadmaps or business priorities may change in ways that reduce their willingness or ability to integrate or distribute our data collection tools. We may have difficulty finding and entering into agreements with new partners, and/or maintaining current relationships with existing partners. Failure to find and enter into agreements with new partners, and/or to maintain current relationships with existing partners, could result in inadequate data for our ongoing and future product requirements.
The third-party platforms and stores through which our products and partner products are distributed issue rules and guidelines governing their use, which include provisions that are often more restrictive than the requirements of applicable data privacy laws. These rules increasingly emphasize privacy-by-default principles, consent limitations, restrictions on background data collection, and limitations on cross-site or cross-app data use. These platforms and stores frequently modify these rules, and often enforce them in an inconsistent manner. Enforcement actions may occur with little or no advance notice and may be difficult or time-consuming to appeal. Accordingly, there is an ongoing risk that these third-party platforms may remove our browser extension and mobile app products or our partners’ products from their stores, issue warnings necessitating modifications to the products or prevent a specific product owner or developer from distributing any of its products through their stores. These warnings and removals can result in interruptions and delays in the collection of data for our contributory network, in the need to allocate resources and incur costs for the modification of our products, in the suspension or termination of our partnerships with third parties and the cessation of integration of our data collection tools with those third parties' products, and in harm to our reputation. In addition, heightened regulatory and public scrutiny of data collection practices may increase the likelihood of platform enforcement actions or policy changes affecting us or our partners. Any of these effects could negatively impact the functionality of, or require us to make changes to, our products and solutions, which would need to occur quickly to avoid interruptions in service for our customers.
Furthermore, our business, cash flows or results of operations may be harmed if any platform or store through which we or our partners distribute products we use for data collection changes, limits or discontinues our access to its platform or store; modifies its terms of service or other policies, including fees charged or restrictions on us or our partners; changes or limits how customer information is accessed by us or our partners; changes or limits how we can use customer information and other data collected through the platforms or stores; or experiences disruptions of its technology, services or business generally. Because we do not control these platforms or stores, we may have limited ability to influence or predict such changes or to mitigate their adverse effects.
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
We have experienced rapid growth in recent periods. Our revenue was $218.0 million, $249.9 million and $282.6 million for the years ended December 31, 2023, 2024 and 2025, respectively, representing annual growth of 15% and 13%, respectively. Our historical revenue growth should not be considered indicative of our future performance. In future periods, we may not be able to sustain revenue growth consistent with recent periods, or at all. Further, as we operate in a new and rapidly changing category of services, widespread acceptance and use of our digital intelligence generally and our solutions is critical to our future growth and success. We believe our revenue growth depends on several factors, including, but not limited to, our ability to:

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
•successfully incorporate new technologies, including artificial intelligence and automation, into our solutions in a manner that drives customer adoption and monetization;
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
•adapt to changing customer procurement practices, pricing expectations, vendor consolidation initiatives and budget constraints;
•effectively price our solutions to attract and retain users while achieving and maintaining profitability;

•successfully compete against new and existing market players; and
•increase global awareness of our brand.
If we are unable to accomplish these tasks, our revenue growth would be harmed. Even if we successfully execute on some or all of these initiatives, revenue growth may slow as our business matures, markets become more competitive, or customer demand fluctuates. In addition, we expect to continue to expend substantial financial and other resources on:
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
•investments in artificial intelligence, data processing capabilities and compliance-related infrastructure;
•acquisitions or strategic investments;
•international expansion; and
•general administration, including legal and accounting expenses associated with being a public company, such as insurance for our directors and officers.
These investments may not result in increased revenue growth in our business or may take longer than expected to generate returns. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, or if our costs increase faster than our revenue, our business, financial condition, revenue, results of operations or cash flows will be harmed, and we may not be able to achieve or maintain profitability over the long term.
We rely upon third-party providers of cloud-based infrastructure to host our solutions. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition, revenue, results of operations or cash flows.
We outsource all of the infrastructure relating to our cloud solution to third-party hosting services, specifically to Amazon Web Services, or AWS, which is our sole provider of these services and hosts our platform, manage data, mobile application, and many of the internal tools we use to operate our business. Our reliance on a single cloud infrastructure provider increases our exposure to concentration risk. We have a commitment with AWS through May 31, 2026 and our agreement with AWS is not terminable for convenience by either party. Our platform, mobile application and internal tools use computing, storage capabilities, bandwidth and other services provided by AWS. We rely solely upon AWS to ensure the uninterrupted operation of our cloud-based infrastructure, and therefore any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our customers, and we may lose customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers’ satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, changes its pricing models, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us or fails to agree to renew our contract or enter into a new contract on terms that are acceptable to us, our business, financial condition, revenue, results of operations or cash flows may be harmed.
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
In addition, independent industry analysts often provide reviews of our solutions, as well as the solutions offered by our competitors, and perception of the relative value of our platform in the marketplace may be significantly influenced by these reviews. Analyst reports, customer reviews, social media commentary and other third-party content may be amplified rapidly and widely, increasing the potential impact of negative perceptions. If these reviews are negative, or less positive as compared to those of our competitors’ solutions, or if our solutions are perceived as less innovative or less effective than competing offerings, our brand may be harmed.
We offer free trials and a free offering of our platform to drive awareness of our solutions and encourage usage and adoption. If these marketing strategies fail to lead to users purchasing paid subscriptions, our ability to grow our revenue will be adversely affected.
To encourage awareness, usage, familiarity and adoption of our platform and solutions, we offer free trials and a free offering of our platform. Our marketing strategy depends in part on users of our free trial and free tier versions of our platform convincing others within their organizations to use our solutions and to become paying customers. These strategies may not be successful in leading users to purchase our solutions. Many customers of our free tier may not lead to others within their organization purchasing and deploying our platform and solutions. To the extent that users do not become, or we are unable to successfully attract paying customers, or if conversion rates from free to paid offerings decline, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected. In addition, supporting free trials and free users requires infrastructure, data and support resources, and if these costs increase without corresponding revenue growth, our margins and operating results could be adversely affected.
Because our success depends, in part, on our ability to expand sales internationally, our business will be susceptible to risks associated with international operations.
We currently maintain offices and/or have sales and development personnel outside of Israel in the United States, the United Kingdom, France, Japan, Australia, Ukraine, Germany, Singapore, Chile, Switzerland, the Czech Republic and Sweden and we intend to expand our international operations by developing a sales presence in other international markets. In the years ended December 31, 2023, 2024 and 2025 our non-U.S. revenue was 52.5%, 51.8%, and 45.4% of our total revenue, respectively. We expect to continue to expand our international operations, which may include operating in new jurisdictions and providing our solutions in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in Israel, the United States or other countries where we currently operate. These risks include, among other things:
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
•difficulties in managing and staffing international operations, including heightened regulatory scrutiny and enforcement relating to employment classification, the use of independent contractors, freelancers and other contingent workers, and compliance with local labor, payroll, tax withholding, social security and benefits laws;
•increased risk that tax authorities, labor regulators or courts may reclassify contractors or other non-employee personnel as employees, which could result in back taxes, penalties, interest, social security contributions, employee benefits obligations, fines or criminal liability;
•increased enforcement activity by tax authorities and labor regulators in certain jurisdictions, including audits and investigations focused on permanent establishment risk, payroll compliance, contractor classification and cross-border employment arrangements;
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
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. Regulatory requirements relating to employment status, tax compliance and workforce structure are evolving and, in many jurisdictions, enforcement has intensified. We have limited experience in marketing, selling and supporting our platform in new jurisdictions that we operate in. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition, revenue, results of operations or cash flows will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Non-compliance by contractors or third-party intermediaries acting on our behalf could expose us to liability even where we do not directly control their actions. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our solutions and could harm our business, financial condition, revenue, results of operations or cash flows.
Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.
There are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the proven adoption of our solutions, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. International expansion often requires upfront investment in sales, marketing, customer support and compliance infrastructure before generating meaningful revenue.Furthermore, we cannot predict the rate at which our platform and solutions will be accepted in international markets by potential customers. We currently have sales and/or customer support personnel outside Israel and the United States in the United Kingdom, France, Japan, Australia, Singapore, Germany, Chile, Switzerland, the Czech Republic and Sweden; however, our sales organization outside Israel and the United States is substantially smaller than our Israeli and U.S. sales organizations. Our more limited sales presence in certain international markets may constrain our ability to build relationships, manage complex enterprise sales cycles, or provide localized support. We believe our ability to attract new customers to subscribe to our platform or to attract existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with international customers due to our limited sales force capacity, language barriers, cultural differences or time zone challenges, we may be unable to effectively grow in international markets.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars, Euros, Great Britain Pounds, Japanese Yen, and with vendors in NIS and U.S dollars, historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. However, a significant portion of our operating expenses, consisting principally of personnel-related costs, office and occupancy related costs and certain other operating expenses, are denominated in NIS. In the years ended December 31, 2023, 2024 and 2025, respectively, approximately 40%, 38% and 35% of our expenses were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. Additionally, fluctuations in the value of the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-Israeli and non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar, Euros, Great Britain Pounds, Japanese Yen and/or NIS and other currencies could result in an increase to the U.S. dollar, Euros and/or NIS equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.
As of the data of this Annual Report, we maintain a program to hedge transactional exposures (for certain expenses, but not for revenues or accounts receivable) in certain foreign currencies. Our hedging activities do not eliminate all foreign exchange risk and do not cover all of our exposures. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 3.0%, 3.2% and 2.7% for the years ended December 31, 2023, 2024 and 2025, respectively. The annual devaluation of the New Israeli Shekel in relation to the U.S. dollar amounted to (3.1)%, (0.6)% and 12.5% for the years ended December 31, 2023, 2024, and 2025, respectively. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. For example, the annual inflation rate for the United States was approximately 3.4%, 2.9% and 2.7% for the years ended December 31, 2023, 2024 and 2025, respectively. If inflation rates increase significantly from these levels it will likely affect our expenses, including employee compensation expenses and benefits as well as general and administrative costs. In the event inflation continues to increase, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, to the extent inflation has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.
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

The increasing incorporation of artificial intelligence into our portfolio of solutions could lead to changes to our pricing, packaging and monetization models, which may introduce uncertainty, reduce customer adoption or adversely affect our revenue, margins and operating results.
As we continue to develop, integrate and expand artificial intelligence capabilities across our platform and solutions, we may need to modify our existing pricing, packaging and commercial models or introduce new models to reflect how customers consume, derive value from, and are charged for AI-enabled functionality. Increased revenue from usage-based, consumption-based, outcome-based or hybrid models, increases the uncertainty and complexity of our go-to-market strategy. Changes to pricing and packaging for AI-based solutions may also increase complexity in sales execution, customer education, procurement approvals and contract negotiations, particularly for large enterprise customers. Sales cycles may lengthen as customers seek to better understand the return on investment in a new technology. We may also face increased pricing pressure from competitors offering AI-enabled solutions bundled into broader platforms, offered at lower prices, or subsidized through other revenue streams. Moreover, adopting different pricing models for different solutions may result in greater variability and unpredictability in our revenue, gross margins and cash flows, making it more difficult to forecast results, manage operating expenses and achieve or maintain profitability. Usage-based or consumption-based pricing may decouple revenue growth from customer count, may fluctuate based on customer behavior or external factors, and may not scale in line with our cost structure, particularly given the potentially higher infrastructure, compute and development costs associated with AI technologies. We may need to invest significant resources in systems, processes, billing infrastructure, internal controls and personnel to support new pricing and packaging models, and these investments may not generate corresponding revenue benefits. In addition, changes to pricing or packaging may create confusion among customers, lead to dissatisfaction, increase churn, or result in customers purchasing fewer solutions or downgrading their subscriptions.
If we are unable to successfully design, implement and execute pricing and packaging strategies that align with customer expectations, competitive dynamics and our cost structure as we expand our AI-based offerings, our ability to grow revenue, manage margins, forecast operating results and maintain customer satisfaction could be adversely affected, which would harm our business, financial condition, results of operations and cash flows.
If we fail to offer a high-quality customer experience, our business and reputation will suffer.
While we have designed our platform to be easy to adopt and use, once organizations and customers begin using our platform, those organizations and customers rely on our support services to resolve any technical, administrative or other issues. Customer expectations regarding responsiveness, personalization and effectiveness of support have increased, particularly as customers adopt more complex, AI-enabled and data-driven solutions. High-quality customer education and experience has been key to the adoption of our platform, for the conversion of individuals, teams and organizations on our trial version into paying customers, expansion of accounts, and for growth or maintenance of our retention rates. The importance of a high-quality customer experience will increase as we expand our business and pursue new customers. For example, if we do not help customers on our platform quickly resolve issues and provide effective ongoing customer experience at the individual, team and organizational levels, our ability to convert organizations and customers on our free offering into paying customers will suffer and our reputation with existing or potential customers will be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing individuals, teams and organizations using our platform and solutions. Negative customer experiences may be amplified through online reviews, social media, analyst reports or customer networks, increasing their potential impact. Any failure to maintain a high-quality customer experience, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our solutions to existing and prospective customers, and our business, financial condition, revenue, results of operations or cash flows.
In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient customer support that meets the needs of organizations using our solutions globally at scale, which puts additional pressure on our support organization. Differences in languages, time zones, cultural expectations and regulatory requirements may increase the complexity and cost of delivering consistent customer experience globally. If we are unable to provide efficient solution support globally at scale, including through the use of third-party contractors and self-service support, or if automated or AI-enabled support tools fail to meet customer expectations, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our business, financial condition, revenue, results of operations or cash flows.
Our business could be negatively affected by changes in search engine algorithms and dynamics, including shifts from traditional search engine optimization to answer-based and AI-driven discovery, or other traffic-generating arrangements.
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

In addition, broader structural changes in how users access, consume and interact with information on the internet may materially affect the availability, quality, consistency and interpretability of the data and signals on which our contributory network, direct measurement data, algorithms and insights depend. As user behavior shifts from traditional web browsing and link-based navigation toward AI-mediated, answer-based, conversational and closed-interface experiences, the volume, granularity and transparency of observable digital signals, such as page visits, referral paths, engagement metrics, attribution data and direct measurement inputs, may decline, become more fragmented, or be increasingly aggregated or abstracted by third-party platforms. These changes may reduce participation in, or the effectiveness of, our contributory network, limit the scope of our direct measurement datasets, and impair our ability to consistently collect, validate and refresh underlying data. As a result, our models and algorithms may require more frequent recalibration, may be subject to greater estimation and uncertainty, model drift or bias, and may become less comparable across periods or markets. Such shifts may also alter observed market trends and competitive dynamics in ways that are more difficult to detect, interpret or forecast, potentially affecting the accuracy, reliability and perceived value of our insights. In response, we may be required to invest additional resources in alternative data sources, partnerships, modeling techniques or artificial intelligence-based inference to mitigate signal loss or reduced transparency, which may increase our costs, introduce additional operational complexity and uncertainty, or fail to fully offset the impact of these structural changes on our data, products, results of operations and business.
Our financial results may fluctuate due to increasing variability in our sales cycles as a substantial portion of our sales efforts are targeted at large organizations.
We sell and our strategy is to continue to sell subscriptions of our platform to our varied customer base of enterprise, mid-market and small business customers, as well as governments, non-profits, educational institutions and individuals with our Investor Intelligence solutions. Selling to individuals and small-to-medium businesses may involve greater credit risk and uncertainty, as well as lower retention rates and limited interaction with our sales and other personnel. Conversely, sales to enterprise customers may entail longer sales cycles and more significant selling efforts. The average length of our sales cycle is approximately between one and two months for small-to-medium businesses and approximately between two and six months for enterprise customers. However, sales cycles are subject to lengthening for various reasons, including macroeconomic factors. Any such lengthening of our average sales cycle may adversely affect our financial results. In addition, certain large data, strategic enterprise, or LLM- and AI-related agreements, often involve processes which may result in sales cycles that extend significantly beyond six months. We plan our expenses based on certain assumptions about the length and variability of our sales cycle based upon historical trends for sales and conversion rates associated with our existing customers. If we are successful in expanding our customer base to include more enterprise customers, our sales cycles may lengthen and become less predictable, which, in turn, may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:

•the need to educate prospective customers about the uses and benefits of our platform and solutions;
•the need to explain and justify new pricing, packaging or commercial models, including those related to artificial intelligence or usage-based offerings;
•the discretionary nature of purchase and budget cycles and decisions;
•the competitive nature of evaluation and purchasing processes;
•evolving functionality demands;
•announcements of planned introductions of new solutions, features or functionality by us or our competitors; and
•lengthy and multi-faceted purchasing approval processes involving legal, security, privacy, compliance and procurement stakeholders.
If there are changes in the mix of customers and organizations that purchase our platform and solutions, our gross margins and operating results could be adversely affected, and fluctuations increasing the variability in our sales cycles could negatively affect our financial results. In addition, our yearly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and comparing our operating results on a period-to-period basis may not be meaningful. Because a relatively small number of large enterprise transactions may account for a meaningful portion of revenue in a given period, delays, accelerations, cancellations or changes in the terms of such transactions could have a disproportionate impact on our reported results in any given quarter, even if overall demand for our solutions remains strong, and may increase the difficulty of forecasting, managing and allocating resources across our business.
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
We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on the development of our employees. As we continue to grow, including across multiple geographies or following acquisitions, and continue to develop the infrastructure of a public company, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate, create and operate effectively. In addition, periods of organizational change, including workforce growth, restructuring, changes in leadership, or the introduction of new technologies and AI-enabled tools, may place strain on our culture and employee engagement. In turn, the failure to preserve our culture could adversely affect our business, financial condition, revenue, results of operations or cash flows by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.
If we fail to retain and motivate members of our management team or other key employees or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.
Our success and future growth depend largely upon the continued services of our executive officers as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. In 2025, two of our executive officers departed. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions and platform capabilities.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially data scientists and for engineers experienced in designing and developing SaaS applications and experienced sales professionals, and such competition often results in increasing wages, especially in Israel, where most of our research and development positions are located, and in the United States, where we have a significant presence. We also engage a team of developers in the Ukraine in order to benefit from the significant pool of talent that is more readily available in such market (see General Risk Factor titled “Catastrophic events may disrupt our business” for a further discussion of the impact of conflict in Ukraine on our business). Geopolitical instability, regulatory changes or labor market disruptions in regions where we operate or engage contractors could adversely affect our access to talent. If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.
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

Our principal research and development as well as significant elements of our sales and marketing and general and administrative activities are conducted at our headquarters in Israel, as well as in our development center in the Czech Republic, and we face significant competition for suitably skilled employees in both locations. Our geographic concentration of key functions increases our exposure to regional labor market conditions. The high-tech industry in Israel has experienced significant levels of employee attrition and currently faces a shortage of skilled human capital, including engineering, research and development and sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. Although we have operated in the Czech Republic for two years and have established a local presence, ongoing changes in labor market conditions, employment regulations, tax and social security requirements, and compliance expectations may affect our ability to attract, retain and manage talent in that market. Adapting to these regulatory and market developments may require additional management attention, operational adjustments and increased costs, which could adversely affect our business as we continue to operate and expand in the Czech Republic.

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

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law and in other jurisdictions in which we operate where non-competition and restrictive covenant enforcement may be limited or prohibited and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

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
On December 30, 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, which was amended by a Loan Modification Agreement, dated as of November 13, 2022 and further amended as of August 6, 2024 (the “LSA”). The credit facility has an available borrowing capacity of (a) the lesser of (i) $75 million or (ii) the amount available under the borrowing base, minus (b) the outstanding principal balance of any advances made under the credit facility. The borrowing base is the product of (a) monthly recurring revenue, as defined in the LSA, multiplied by (b) an advance rate as set forth in the LSA. As of December 31, 2025, we had no outstanding indebtedness under the LSA. Although we currently have no outstanding borrowings, our ability to access the credit facility in the future may be subject to market conditions and our ongoing compliance with the terms of the LSA. Any future indebtedness incurred under the LSA may:
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

The credit facility is secured by substantially all of our assets. In addition, the LSA contains, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt. Under the LSA, we are also required to maintain liquidity of at least $35 million. Compliance with these covenants may restrict our operational and strategic flexibility, particularly during periods of economic uncertainty or business transition.

The LSA expires on December 31, 2026. As the maturity date approaches, we may seek to renegotiate, refinance or replace the credit facility. In the event that we are unable to renew or extend the term of the LSA on similar terms or if the terms and covenants of the LSA are less favorable than those of the current LSA , we may need to seek an alternative source of credit facility. In the event that we cannot secure a competitive and/or comparable credit facility to the LSA, we would need to use our current cash balances to support our day-to-day business operations, which could adversely affect certain growth strategies or potential future acquisitions and our perceived liquidity and financial stability by customers, partners and investors, which may reduce the value of our ordinary shares. In addition, even if credit is made available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, borrowings under our credit facilities and cash payments from our customers. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations and under our credit facility will be sufficient to meet our cash needs for the foreseeable future, this expectation is based on assumptions that may prove incorrect, and we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

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
Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including those in our proprietary technology, know-how and brand. Our intellectual property increasingly includes data-driven methodologies, algorithms, models, artificial intelligence-enabled capabilities and proprietary datasets, which may be more difficult to protect than traditional software code. We rely on a combination of trademark, trade secret, patent, copyright and other intellectual property laws, as well as contractual restrictions, and confidentiality procedures to establish and protect our intellectual property rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate to prevent infringement, misappropriation, dilution or other violation of our intellectual property rights.

We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and platform capabilities and use information that we regard as proprietary to create solutions that compete with ours. The use of artificial intelligence, automation and publicly available development tools may reduce the time, cost and expertise required for third parties to replicate or approximate aspects of our solutions. If we fail to protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology and develop and commercialize substantially identical solutions, services or technologies, which can harm our business, financial condition, results of operations or prospects. In addition, defending our intellectual property rights might entail significant expense. Any patents, registered trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including opposition, cancellation, re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions or litigation.
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

The use of artificial intelligence technologies in our solutions may expose us to new or heightened intellectual property, ownership and infringement risks, which could adversely affect our business, results of operations and financial condition.
As we increasingly incorporate artificial intelligence, machine learning, automation and data-driven models into our platform and solutions and data collection, we face evolving and uncertain intellectual property risks related to the development, training, deployment and commercialization of these technologies. Intellectual property laws and regulations governing artificial intelligence, including the ownership of AI-generated outputs, the use of training data, and the protectability of algorithms, models and methodologies, are unsettled and continue to evolve across jurisdictions.
We may rely on a combination of proprietary data, licensed third-party data, open-source software, publicly available information and internally developed models to train and operate AI-enabled features. Third parties may claim that our use of data, models or outputs infringes or misappropriates their intellectual property, violates contractual restrictions, or exceeds the scope of applicable licenses. In addition, we may face allegations that AI-generated outputs produced by our solutions infringe the copyrights, trade secrets or other intellectual property rights of third parties, even where such outputs are generated without direct copying or intent to infringe.
The availability, scope and enforceability of intellectual property protections for AI-related innovations remain uncertain. We may be unable to obtain or enforce patent, copyright, trade secret or other protections for certain AI-enabled features, models or outputs, and competitors may be able to replicate or approximate aspects of our AI-based solutions without infringing our intellectual property rights. Conversely, we may be required to defend against claims that our AI technologies infringe the rights of others, which could be costly, time-consuming and distracting to management, and could result in injunctions, damages, licensing obligations or the need to modify, limit or discontinue certain features or solutions.
Changes in law, regulation or judicial interpretation related to artificial intelligence, including requirements for transparency, attribution, data provenance or output explainability, may further affect our ability to protect our intellectual property or expose us to additional compliance or litigation risk.
If we are unable to adequately protect our AI-related intellectual property, if we are required to obtain costly licenses, modify or discontinue AI-enabled features, or if we become subject to significant infringement claims or regulatory scrutiny, our competitive position, growth prospects, reputation, results of operations and financial condition could be materially and adversely affected.
The use of artificial intelligence in our solutions may increase the risk of customer reliance, errors, unintended outcomes or misuse, which could expose us to liability, reputational harm and regulatory scrutiny and adversely affect our business.
As we incorporate artificial intelligence, machine learning and automated decision-support capabilities into our platform and solutions, customers may increasingly rely on our insights, recommendations and outputs to inform business, investment, marketing or strategic decisions. AI-enabled features may produce outputs that are incomplete, inaccurate, misleading, biased, insufficiently explainable or otherwise flawed due to limitations in data inputs, model design, assumptions, training methodologies, signal availability or changing external conditions.
Errors or unexpected behavior of AI systems may not be easily detectable or predictable, and the causes of such issues may be difficult to identify or remediate. In addition, changes in underlying data availability, user behavior, third-party platforms or market dynamics may degrade model performance or lead to outputs that are inconsistent with historical results. Customers may nevertheless rely on these outputs, sometimes without independent validation, which could amplify the impact of any inaccuracies or limitations. If customers, partners or third parties rely on AI-generated insights and suffer losses, operational disruptions or adverse outcomes, we may face claims alleging negligence, misrepresentation, breach of contract, product liability or failure to meet applicable standards of care, even where our agreements disclaim responsibility or limit liability. We may also be subject to increased customer disputes, demands for refunds, contract terminations or non-renewals, or heightened scrutiny of our methodologies and disclosures.
In addition, customers or users may misuse our AI-enabled solutions, apply them outside their intended context, or combine them with other data or tools in ways that produce unintended or harmful outcomes. We may have limited ability to control or monitor how customers use our AI-driven insights once delivered, which could increase the risk of reputational harm, regulatory attention or legal exposure. Regulators, courts and industry bodies are increasingly scrutinizing the use of artificial intelligence, particularly with respect to transparency, accountability, explainability, bias and consumer protection. Evolving legal standards may impose new obligations, disclosure requirements or liability regimes related to AI-enabled products and services, and we may be required to modify our solutions, limit certain features, enhance controls or incur additional compliance and insurance costs.
If we are unable to manage customer expectations, ensure appropriate use of AI-enabled features, effectively mitigate risks associated with AI outputs, or defend against claims arising from customer reliance or misuse, our business, reputation, financial condition, results of operations and cash flows could be materially and adversely affected.
We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our solutions and services without infringing, misappropriating, diluting or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our solutions or services are infringing, misappropriating, diluting or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation, dilution or violation. Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation, dilution or other violations of intellectual property rights. These claims may relate not only to software code, but also to data sources, algorithms, models, methodologies, training processes or AI-generated outputs. Third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand or redesign our solutions and/or prevented from selling some of our solutions if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. There also may be pending patent applications, of which we are not aware, that may result in issued patents, which could be alleged to be infringed by our current or future technologies or solutions. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and therefore, our patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our solutions and platform capabilities or cease business activities related to such intellectual property.
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
Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. An increased public focus on intellectual property rights, data usage and artificial intelligence may further heighten the likelihood and visibility of such disputes. We expect that the occurrence of infringement claims is likely to grow as the market for our platform and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.
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
We use software licensed to us by third-party authors under “open source” licenses in connection with the development or deployment of our proprietary platform and solutions and expect to continue to use open source software in the future. Some open source licenses contain express requirements, which may be triggered under certain circumstances, that licensees make available source code for modifications or derivative works created, or prohibit such modifications or derivative works from being licensed for a fee. Although we monitor our use of open source software to avoid subjecting our platform to such requirements, there are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to develop, provide or distribute our proprietary platform and solutions. The legal and regulatory treatment of open source software, particularly in connection with AI models, training frameworks and data pipelines, continues to evolve and may create additional uncertainty. We may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using or that is distributed with such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to re-engineer our platform, seek costly licenses from third parties or otherwise incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results.
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
We use machine learning, AI and automated decision making technologies throughout our business, and are making significant investments to continuously improve our use of such technologies. These technologies increasingly influence core aspects of our platform, product differentiation, pricing, customer experience and operational decision-making. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will enhance our products or services or be beneficial to our business, including our efficiency or profitability. The benefits of AI-enabled technologies may take longer than expected to materialize, may not scale as anticipated, or may fail to deliver measurable commercial value.
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
The market for AI and machine learning technologies, particularly generative AI and large language models, and solutions based on such technologies, is rapidly evolving and remains unproven in many industries, including our own. Customer expectations, regulatory scrutiny and competitive dynamics in this market are changing rapidly and may diverge from our assumptions. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize generative AI, large language models and other machine learning technologies, and we may not be successful in our ongoing development of products and services utilizing these technologies in the face of novel and evolving technical, reputational and market factors. Negative publicity, heightened scrutiny or high-profile failures involving AI technologies in the broader market may adversely affect customer trust and adoption of our AI-enabled offerings. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning, large language models and artificial intelligence technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.
The continuous development, maintenance and operation of our AI, large language models and machine learning technologies, and products and services utilizing these technologies, is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. These costs may include increased spending on data acquisition, computer infrastructure, cloud services, security controls, compliance processes and specialized personnel. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, customer relationships and reputation.
We face significant competition from other companies in our industry in relation to the development and deployment of AI, large language models and machine learning technologies and/or products and services utilizing these technologies. Competitors may have access to larger datasets, greater computing resources, more mature AI platforms or stronger distribution channels. Those other companies may develop AI technologies, or products or services utilizing these technologies, that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new AI, large language models or machine learning technologies, or products or services utilizing these technologies, as effectively, as quickly and/or as cost-efficiently as our competitors, or if customers perceive competitors’ offerings as more accurate, reliable or trustworthy, we could experience a material adverse effect on our operating results of operation, customer relationships and growth.
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

In addition, as customers increasingly adopt and rely on AI-enabled insights, analytics and automated outputs, they may seek heightened or unlimited indemnification and liability protections with respect to certain AI-related risks, including misuse of data, regulatory non-compliance, intellectual property infringement, security incidents, or downstream business, investment or operational decisions based on AI-generated outputs. In some cases, customers may resist customary contractual limitations of liability, exclusions of consequential damages or liability caps, particularly for claims involving artificial intelligence, data protection, confidentiality, regulatory violations or third-party intellectual property rights. Agreeing to broader or uncapped liability provisions, or failing to reach agreement with customers on acceptable risk allocation, could increase our potential exposure to significant and unpredictable losses, reduce our ability to standardize contract terms, lengthen sales cycles, require increased legal and insurance costs, or limit our ability to close or renew enterprise customer contracts. Even where we decline such terms, competitive pressures may place us at a disadvantage relative to vendors willing to assume greater contractual risk.
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

Risks Relating to Regulatory Compliance and Legal Matters
Laws, regulations and public perception concerning data privacy and cybersecurity, artificial intelligence, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to gather, process, update the data that we use to generate our solutions and/or provide some or all of our solutions. Furthermore, our actual or perceived failure to comply with such obligations could harm our business.
Our ability to operate our business and provide our services relies heavily on the collection and use of information. In recent years, there has been an increase in attention to and regulation of data protection and data privacy as well as the development, deployment and governance of artificial intelligence systems across the globe. We are subject to a variety of laws, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personal data, such as the European Union’s and United Kingdom’s General Data Protection Regulation (together referred to as “GDPR”), the EU e-Privacy Directive, the EU Artificial Intelligence Act (“EU AI Act”), and many state privacy laws such as the California Consumer Privacy Act, or CCPA, the Virginia Consumer Data Protection Act, or VCDPA, the Colorado Privacy Act, or CPA, and similar laws that have been enacted in more than 20 US states, and additional privacy laws are currently being considered in many US states and at the federal level. Other data privacy or data protection laws or regulations are under consideration in other jurisdictions as well. These laws are not always uniform in the way they define and treat certain data types, including business-to-business data or “sensitive data” (as such term is defined under privacy laws), and we must often update our consumer notices and adapt our compliance programs to account for the differences among such laws. These laws impose restrictions on our ability to gather and process data we require in order to provide our products to our customers and could require us to take on more onerous obligations in our contracts and add provisions to our data protection agreements related to the processing of personal data and the use, governance and auditability of AI-enabled features.
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
Concern regarding our use of the personal data we collect or data used to train or support AI-enabled solutions as well as the validity of the consents we obtain, could keep prospective customers from subscribing to our services or could limit our ability to maintain and grow our contributory network. Industry-wide incidents or incidents with respect to our practices, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations, or laws, together with more active regulatory enforcement from privacy authorities could deter people from using the B2C products that we rely upon to grow and maintain our contributory network, or from using the internet, our solutions and/or our B2C products, which could harm our business. Further, US state privacy laws are making it easier for individuals to opt out of having their personal data collected for purposes beyond those necessary to provide our products. Although we already honor opt-out requests, such legal and regulatory changes could increase public awareness of this option, resulting in higher rates of opting out. Third-party intermediaries have emerged, and will likely continue to emerge, that offer services involving opting individuals out of their personal data being collected at scale (i.e., from all platforms). Consequently, our ability to grow our business may be harmed.In addition, the processes we use to deidentify, aggregate or pseudonymize data or to clean data such as by identifying and removing potentially personal data from URLs may prove to be insufficient under applicable data protection laws.

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
Certain of our activities could be found by a government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. For example, we process some personal data collected in the EU and UK pursuant to the legitimate interest provision under the GDPR. However, regulators may disagree with our application of this basis for data collection and processing and find that our data collection and processing has violated the GDPR or find that we have not sufficiently justified use of the provision. If regulators determine that our reliance on legitimate interests, or any other legal basis for processing, is invalid or inadequately documented, we could be required to modify or cease certain processing activities, implement additional compliance measures, respond to regulatory investigations or complaints, or pay administrative fines. We could also face claims from data subjects or advocacy groups, reputational harm and increased compliance costs, any of which could adversely affect our business, financial condition and results of operations.
Certain data privacy laws impose sanctions for violations. For example, GDPR imposes a reprimand, a temporary or definitive ban on processing and/or a fine of up to €20 million or 4% of the business’s total annual worldwide turnover of the preceding financial year, whichever is higher. Furthermore, new interpretations of existing data protection laws or regulations could be inconsistent with our interpretations, increase our compliance burden, make it more difficult to comply and/or increase our risk of regulatory investigations and fines. For example, we are subject to complex and evolving regulatory requirements regarding the collection, sharing and use of personal data, including state laws such as the CCPA, VCDPA, CPA and similar US state privacy laws in other jurisdictions, related to collection and “selling” (a broadly defined term under a majority of US state privacy laws) of personal data. We may also be subject to laws and regulations, including the Directive on Privacy and Electronic Communications (in the EU), the Privacy
and Electronic Communications Regulations (in the UK) or the Telephone Consumer Protection Act (in the US), applying to the processing of personal data in the context of marketing, advertising, and other communications with individuals.
In Israel, where we are incorporated and have significant operations, including our corporate headquarters, we are subject to the Israeli Privacy Protection Law, 5741-1981, as amended (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”), and the

guidelines of the Israeli Privacy Protection Authority (“IPPA”). The PPL, the Data Security Regulations, and the IPPA guidelines impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed, and secured. Material changes to the PPL or the Data Security Regulations may require us to adjust our data protection and data security practices. For example, the Protection of Privacy (Amendment No. 13) Law, 5784-2024 (“Amendment 13”), passed by the Knesset in August 2024, and entered into force on August 14, 2025. Amendment 13 expanded the IPPA’s authority to investigate suspected privacy violations and impose significantly higher monetary sanctions than those currently available. Amendment 13 also introduced additional obligations for parties that process personal data, which required us to modify our data practices and policies, appoint a data protection officer specifically in Israel, and incur substantial costs to adjust our privacy and data protection practices in Israel. Additionally, the Privacy Protection (Provisions Regarding Information Transferred to Israel from the European Economic Area) Regulations, 5784-2023 (“EU Transfer Regulations”), took effect in January 2025 and apply to personal data of Israeli individuals. As a result, we needed to adjust and continue to adjust our practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the IPPA may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. The IPPA may initiate administrative inspection proceedings from time to time. In addition, if an administrative inspection procedure initiated by the IPPA reveals irregularities with respect to our compliance with the PPL, we may need to take remedial actions to rectify such irregularities, which may increase our costs, in addition to our exposure to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Upon Amendment 13 entering into effect in August 2025, the sanctions for non-compliance with the requirements of the PPL and its regulations (including the Data Security Regulations and the EU Transfer Regulations) significantly increased and, in certain cases, may reach substantial amounts in the millions of NIS.
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
A few states have enacted data broker registration laws that create additional obligations for businesses that sell certain personal data. Since we determined that we are required to register as a data broker in some states, this could increase public awareness of a consumer’s ability to opt out of having their personal data processed by us, resulting in higher rates of opting out. Consequently, our ability to grow our business may be harmed. As laws place more stringent restrictions upon companies with business models such as ours, compliance will only become more complex, which could adversely affect our business.
Because the interpretation and application of privacy and data protection laws along with contractually imposed industry standards and AI governance requirements are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data processing practices or the features of our solutions and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices including limiting, modifying or discontinuing certain AI-enabled functionalities, or modify our solutions and platform capabilities, any of which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other requirements imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the internet, our business may be harmed. Future legal requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process personal and other data or, in some cases, impact our ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally.
In 2023, the EU-US Privacy Shield scheme was replaced by the EU-U.S. Data Privacy Framework ("DPF") and the UK Extension to the DPF, which were developed to facilitate transatlantic commerce by providing U.S. organizations with appropriate mechanisms for personal data transfers to the U.S. from the European Economic Area and the UK. Only U.S. legal entities subject to the jurisdiction of the Federal Trade Commission or the U.S. Department of Transportation are currently eligible to participate in the DPF program, by self-certification. Companies transferring data to entities that do not self-certify under the DPF would need to rely on an alternative transfer mechanism, such as an applicable derogation or contractual safeguards (e.g. Binding Corporate Rules or the standard contractual clauses ("SCCs")). However, the July 2020 Schrems II decision of the Court of Justice of the European Union makes it clear that reliance on them alone may not necessarily be sufficient. The use of contractual safeguards must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. The nature of the additional measures would depend on the residual risk to personal data transferred when relying on contractual safeguards like SCCs.
If our ability to transfer personal data between and among the countries and regions in which we operate is hampered due to increased regulatory requirements, it could affect how we provide our solutions, the geographical location or segregation of our relevant systems and operations, reduce demand for our solutions from companies subject to European and UK data protection laws, and could adversely affect our financial results.
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
Our practice of automated data collection or use of files extracted from third party mobile applications could expose us to legal action or financial penalties. Furthermore, website proprietors could assert claims for breach of their terms and conditions and/or increase their use of technological barriers to protect against automated data collection, which may impact our ability to gather data from a range of sources.
Our business relies in large part on the practice of automated data collection to gather data from third-party websites. Certain datasets and features offered in some of our products rely on our analysis of files extracted from third party mobile applications through the use of publicly available, open-source tools designed for that file extraction. Although we include disclosures regarding the use of such practices and tools in our terms and conditions under which those datasets and features are provided to customers, such data collection and analysis creates various legal risks for us including intellectual property right infringement, breach of contract and infringement of certain laws directed to protect against unauthorized access to computer material, including the United Kingdom Computer Misuse Act 1990 and the Computer Fraud and Abuse Act, or CFAA. Such claims of infringement of intellectual property rights or laws against unauthorized access to computer material could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenue. Additionally, shifts in judicial interpretation, regulatory enforcement trends and public perception of automated data collection, in particular, could significantly impact our ability to gather data this way. Any limitation on our ability to use automated data collection or files extracted from third party mobile applications could significantly diminish the value of some of our services and cause us to lose clients and revenue.
Our automated data collection via this method is limited to publicly available information. However, many third-party websites may seek to restrict our ability to utilize such data collection methods to collect information from their websites through operational, technological or contractual measures as well as through legal action. Any such restriction on our use, whether due to operational, technological , or contractual (i.e., prohibiting the use of such third-party websites for our own commercial purposes) measures deployed by third parties or to legal actions, would reduce the amount of data we acquire and could therefore negatively affect our products and our business. In addition, we would likely need to invest considerable resources and suffer potential business interruption in identifying and acquiring the same or similar data through alternate means. Some of our products and services include or rely on applications and plugins available through third-party app platforms and are subject to the developer rules for these platforms, which are subject to change, and could be removed or suspended by the platform providers. If this happens, it could impact the availability or value of some of our products and services, which could adversely affect our business. Changes in platform terms of service, API access policies, data usage restrictions or monetization rules could further limit our ability to access or use certain data sources.
We may also automatically collect and gather data from third-party websites that upon discovering our practice will send us a letter demanding that we stop such practice. If we continue to collect data, we may face claims of breach of the website’s terms or violations of other laws. Specifically, the CFAA and the Computer Misuse Act 1990 impose liability on individuals or entities that intentionally access a computer without authorization or exceed authorized access. While recent judicial decisions in the United States have narrowed the interpretation of “exceeds authorized access” under the CFAA in certain contexts, courts continue to evaluate the application of the CFAA and analogous laws to automated data collection practices, including circumstances involving contractual restrictions, revocation of access or technical barriers. Courts and regulators continue to refine the scope of “authorization” and “public availability,” and future judicial interpretations or legislative amendments could expand potential liability for automated data collection activities. Adverse judicial rulings, regulatory enforcement actions or legislative amendments that broaden the scope of liability for automated access could materially limit our ability to obtain data from third-party sources and adversely affect our business, financial condition and results of operations.
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
Information may be considered MNPI for securities law purposes due to various factors including whether that information is obtained in an unlawful manner. The SEC is increasingly focusing on the use of alternative data, or data sets comprised of information about a particular company that is published by sources outside of the company, which can provide unique and timely insights into investment opportunities such as the data we provide as part of our investor intelligence solution. Specifically, the SEC is focusing on whether investment funds have received MNPI from an alternative data vendor and on whether the fund has and enforces policies and procedures designed to address the MNPI and other risks posed by the use of alternative data. To date, there is limited case law or regulatory guidance with respect to the classification of alternative data as MNPI. In light of this heightened regulatory focus and legal uncertainty, current and potential investment fund and other customers are conducting rigorous due diligence reviews of our data acquisition processes and regulatory compliance both at the on-boarding stage and subsequently on an ongoing basis. We cannot guarantee that our data acquisition processes and regulatory compliance efforts will be sufficient to meet the requirements of existing or potential customers or regulatory standards as such standards evolve or are interpreted by regulators. Failure to meet those requirements or standards could result in an increase in the cancellation or non-renewal of customer agreements and negatively affect our revenue.
Furthermore, if the actionable insights we provide, the data we acquire and process, or the datasets and features we offer derived from our access to and analysis of files extracted from third party mobile applications that we provide to customers, especially to purchasers of our investor intelligence solutions, may be determined, in light of the facts and circumstances, as constituting MNPI by securities regulators, including the SEC as having been derived from data sources or methods deemed impermissible or high risk, many customers, especially purchasers of our investor intelligence solutions, would most likely cease to purchase that solution, and we could be exposed to direct legal actions and/or penalties from regulatory authorities, including the SEC. In addition, customers may seek contractual remedies, indemnification or termination rights based on perceived MNPI exposure. In that event we would likely need to invest considerable resources, suffer potential business interruption in making changes to our solutions to remove the relevant information deemed to be MNPI, modify our data acquisition methods, enhance compliance controls, or discontinue certain datasets or features altogether, which could materially and adversely affect our business, financial condition and results of operations.
As the regulatory framework for machine learning technology and AI evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.

Our business increasingly relies on AI (including machine learning and automated decision making). The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. Regulatory approaches to AI differ significantly across jurisdictions and may conflict, creating compliance complexity and operational uncertainty.

In the United States, AI oversight is developing through a combination of federal agency guidance and enforcement actions, state-level legislation, sector-specific regulation, and evolving standards relating to privacy, consumer protection, intellectual property, cybersecurity and anti-discrimination. Changes in federal administration priorities, agency interpretations or enforcement strategies may alter the regulatory landscape rapidly. Federal artificial intelligence legislation has been proposed, and additional rulemaking or agency enforcement activity could affect our ability to develop, use and commercialize AI technologies.

Additionally, the European Union adopted the Artificial Intelligence Act (Regulation (EU) 2024/1689) (the “EU AI Act”), which establishes a comprehensive, risk-based regulatory framework governing AI systems.. The EU AI Act entered into force on August 1, 2024 with the majority of obligations expected to take effect by 2026. The EU AI Act will have a material impact on the way AI is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover or 35,000,000 EUR, whichever is higher. Entities that develop, deploy or integrate general purpose AI models or AI-enabled analytics into products or services may be subject to distinct compliance obligations, even where they are not the original model developer. China has implemented regulations governing generative artificial intelligence services, algorithmic recommendation technologies and deep synthesis technologies, which impose filing, security assessment, transparency and content governance obligations on service providers and other regulated entities. The regulatory framework in China continues to evolve and may impose additional operational, technical and compliance requirements. Such regulations and evolving regulatory expectations on service providers, among other entities, with respect to their provision and use of generative AI, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way AI is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.
It is possible that the EU AI Act and the US AI regulatory and litigation landscape, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our products and services and the way in which we use AI technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. In addition, private plaintiffs, advocacy groups and competitors may use AI-related regulatory requirements as a basis for litigation, complaints or strategic challenges, increasing our legal exposure and reputational risk.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our solutions and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal or state governments in the United States, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the supply of data upon which our business model relies, which would increase our cost of doing business and harm our results of operations. Changes in these laws or regulations could require us to modify our platform and solutions, or certain aspects of our solutions, in order to comply with these changes. In addition, changes in user behavior, technological adoption and interface paradigms, including a shift from traditional search- and browser-based use of the Internet toward AI-powered assistants, chat-based interfaces and other intermediary platforms that summarize, generate or mediate access to online information, could adversely affect the availability, discoverability, volume, freshness or commercial value of data accessible through the open Internet. If consumers and businesses increasingly rely on AI-driven interfaces or closed ecosystems to obtain information rather than directly accessing websites, applications or online services, this could reduce web traffic, limit data signals, constrain data access, or alter data generation patterns in ways that negatively affect our ability to collect, analyze or derive insights from Internet-based data. Any such changes could require us to modify our data acquisition strategies, product offerings or business models, and could reduce demand for or the value of our solutions, adversely affecting our business, financial condition and results of operations. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications or result in reductions in the demand for Internet-based solutions such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. Further, we depend on the quality of our customers’ access to the Internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of customer access to our platform, which would negatively impact our business. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our platform and solutions could decline.
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

The UK Bribery Act 2010 also prohibits “commercial” bribery not involving government officials, and accepting bribes, and requires companies to implement adequate procedures to prevent bribery. Our efforts to comply with these laws, including with respect to the screening of customers and vendors, are ongoing. In addition, financial institutions, payment processors, banks and other counterparties increasingly deploy enhanced, automated and risk-based compliance, monitoring and screening tools in response to evolving anti-corruption, anti-money laundering and sanctions enforcement expectations. These heightened controls may result in more frequent, detailed or time-consuming requests for information, documentation, certifications or remediation measures relating to our customers. Addressing such requests may require management attention, legal, compliance and operational resources, may delay or disrupt transactions, onboarding, payments or commercial relationships, and may increase our costs of doing business. In some cases, counterparties may impose additional restrictions, enhanced contractual protections, monitoring requirements, or may decline to engage with us altogether if they determine that our business, industry, data practices or geographic exposure presents heightened compliance risk. Any such outcomes could adversely affect our liquidity, revenue, growth prospects, business relationships or results of operations. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, financial condition, revenue, results of operations or cash flows.
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
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the Israeli Ministry of Finance, the European Union and United Kingdom authorities and other relevant authorities. Such laws and regulations restrict or prohibit the export or provision of certain products and services to certain countries, regions, governments, and persons targeted by sanctions.
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

Geopolitical tensions and sanctions regimes imposed by the United States, the European Union and other jurisdictions may continue to evolve rapidly and unpredictably. For example, ongoing tensions between the United States and Iran, including expanded U.S. sanctions against the Iranian regime,and the potential for military escalation could adversely impact global markets,which in turn may adversely affect demand for our solutions and our financial performance. Existing or future sanctions, export controls, trade restrictions or retaliatory measures could disrupt our operations, limit our ability to transact in certain regions, restrict access to technology, increase compliance burdens or expose us to enforcement risks.
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
While our management team has experience operating as a public company, evolving public company requirements and increasing regulatory and market expectations may strain management resources..
Our management team has experience managing our responsibilities as a public company; however, we remain subject to significant regulatory oversight and reporting obligations under the federal securities laws that continue to evolve, as well as continuous scrutiny from securities analysts and investors. . These obligations and stakeholders require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
In addition, the increasing complexity, frequency and scrutiny of public company requirements, may require us to further scale our internal processes, systems and personnel. If we are unable to do so effectively, we may experience delays, errors or deficiencies in our disclosures or compliance efforts, which could subject us to regulatory scrutiny, enforcement actions, reputational harm or increased litigation risk.
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
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting. While we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, we will cease being an emerging growth company during 2026. To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to continue to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Additionally, as a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302, 906, and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We currently have limited accounting personnel and we continue to evaluate the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to penalties or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. The determination of whether we are classified as a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, this determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which for purposes of the PFIC determination may fluctuate with our market capitalization). The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, there can be no assurance that we were not a PFIC for our 2025 taxable year or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material income tax considerations—Material U.S. federal income tax considerations for U.S. holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder (defined below) holds our ordinary shares, including (1) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements.

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
Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 41.8% of our ordinary shares outstanding as of February 14, 2026. As a result, these shareholders, acting together, can significantly influence, if not control over most matters that require approval by our shareholders, including matters such as, the appointment and dismissal of directors, approval of certain related party transactions, including the terms of compensation of our directors and chief executive officer, capital increases, amendments to our articles of associations, approval of significant corporate transactions and declarations of dividends. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership could also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.
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
As of December 31, 2025, there were 86,962,202 ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of our ordinary shares are freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Additionally, as of December 31, 2025, we had 8,360,757 shares available for future grants under our 2021 Plan (which amount increased to 12,708,867 shares as of January 1, 2026 pursuant to the evergreen feature of our 2021 Plan) and 8,373,093 ordinary shares that were subject to outstanding share options and restricted share units, or RSUs. Of this amount, 3,223,612 were vested and exercisable as of December 31, 2025. We filed a registration statement on Form S-8 under the Securities Act on May 20, 2021 registering the shares under our equity incentive plans. Shares included in such registration statement are available for sale in the public market following that filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. See “Shares eligible for future sale.”
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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring ten percent shareholders to file public reports of their share ownership and trading activities, (3) the sections of the Exchange Act providing for liability for insiders who profit from trades made in a short period of time and (4) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information.

As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our "foreign private issuer" status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. However, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirement to file Forms 3, 4 and 5, effective March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, our ten percent shareholders will become subject to the reporting requirements under Section of the Exchange Act and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

On June 4, 2025, the SEC issued a concept release soliciting comments on potential revisions to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers. The SEC is considering several possible changes, including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.
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

Risks relating to Our Incorporation and Location in Israel
Conditions in Israel, including the aftermath of Israel’s conflicts with Hamas and other terrorist organizations, and ongoing regional conflicts, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.
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
Following the October 7, 2023 attacks by Hamas terrorists on Israel's southern border area, Israel declared war against Hamas. Since then, Israel has been involved in military conflicts with Hamas, Hezbollah (a terrorist organization based in Lebanon), and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iranian-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue at varying levels of intensity, and the situation remains volatile, with the potential for re-escalation or a broader regional conflict involving additional terrorist organizations and possibly other countries.

The persistence of these security threats, as well as ongoing regional conflicts (including tensions with Hezbollah, Iran, and its proxies), may adversely affect our operations and limit our ability to market our products. The war has also contributed to a deterioration of Israel’s economic standing, including downgrades in Israel’s credit rating by agencies such as Moody’s, S&P Global, and Fitch. Additional risks include instability in Syria following the fall of the Assad regime and other regional geopolitical instability, economic instability, supply chain disruptions due to Red Sea conflicts, and potential impacts from international legal proceedings against Israel, all of which could lead to decreased revenues and adversely affect our access to credit lines and ability to raise capital.

In connection with the war and subsequent security operations, a significant number of Israeli military reservists were called to active duty. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for reserve duty for unpredictable or recurring periods of time. As a result, our operations may be disrupted by such absences, which could materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and service providers due to their military service may disrupt their operations, which in turn could materially and adversely affect our ability to deliver or provide products and services to customers.

The ongoing hostilities with Hamas, Hezbollah, Iran, its proxies, and others have caused, and may continue to cause, damage to Israeli private and public facilities, infrastructure, utilities, and telecommunication networks, potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies, and companies have been subject to extensive cyberattacks. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses. Our commercial insurance does not cover losses arising from acts of war or terrorism. Although the Israeli government currently provides compensation for certain direct damages caused by such acts, we cannot assure you that this coverage will be maintained at current levels or will adequately compensate us for potential losses. Any losses or damages we incur could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by the war and actions of international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a movement among countries, activists, and organizations to boycott Israeli goods, services, and academic research or restrict business with Israel, which could affect our reputation and business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact our business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has continues to maintain its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to prolonged political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.
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
We intend to continue to seek to acquire or invest in businesses, solutions, or technologies that we believe could complement our platform or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. In furtherance of this strategy, we acquired three companies in 2025 and one additional company in the first quarter of 2026 to add complementary services to our platform and to optimize our products. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
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
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries, for example, please see Note 16 in our Financial Statements. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, financial condition, revenue, results of operations or cash flows. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
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
Natural disasters, geopolitical conditions or events (such as the current armed conflict between Russian and Ukraine and the ongoing conflict in Israel and the Middle East), and other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in Givatayim, Israel, which is located in a considerably volatile area of the world and has been impacted by the war against the terrorist organization Hamas in the Gaza Strip and related matters, as further described above in the section “Risks relating to our incorporation and location in Israel.” In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions to our platform, breaches of data security and loss of critical data, all of which could harm our business, financial condition, revenue, results of operations or cash flows. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Unrest in certain countries may pose security risks to our people, our facilities, our systems, our operations and local infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our operations and/or financial results. In particular, we engage approximately 50 people from the Ukraine, primarily in software development and quality assurance roles. The ongoing military conflict between Russia and Ukraine could materially disrupt our development efforts targeted at customer interface and experience, including by forcing our personnel there to relocate. This may increase our costs, disrupt or delay current or future planned development activities in Ukraine or force us to shift development efforts to resources in other geographies that may not afford the same level of cost efficiencies. Whether in these countries or in others in which we operate, civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate, could require us to re-balance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, restrictions on our ability to sell into specific regions, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions and adverse impacts to the operations and financial condition of our suppliers, partners and customers.
In addition, the conflict between Ukraine and Russia has escalated tensions among the U.S., the North Atlantic Treaty Organization, and Russia. The U.S., other North Atlantic Treaty Organization member states, as well as non-member states, have announced sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the U.S. and other countries could have an adverse impact on our operations in Ukraine, create global security concerns, increase the risk of cyber-attacks and have a lasting impact on regional and global economies. Any such sanctions and resulting conflict could also negatively impact or even restrict our ability to market and sell our products in Russia and other countries, which would adversely affect our revenue.
Operational disruptions from events such as pandemics could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. Additionally, hybrid and remote work arrangements may continue to affect our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may increase exposure vulnerabilities, resulting in privacy, data protection, data security and fraud risks and operational inefficiencies. Furthermore, large-scale cyber incidents, including state-sponsored attacks or attacks targeting critical infrastructure, could disrupt global technology systems and create systemic risks beyond our direct control.
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
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.Business Overview
Overview
Similarweb is a leading provider of digital data and analytics that power critical business decisions. We uncover what is happening online and seek to provide businesses with the most comprehensive, actionable and trusted digital data that can be consumed both directly by human decision-makers or by advanced analytical and artificial intelligence systems to build strategy, optimize customer acquisition and enhance monetization.
While we are well known for our productized software solutions, as well as for our application programming interface (API), our model context protocol (MCP) and our freemium offerings estimating website and app usage, at our core we are a data business. Similarweb Digital Data is our estimate of all the actions and transactions in the digital world across websites and apps worldwide structured and normalized to support a broad range of downstream use cases, including large-scale analytics, automation and machine learning model development.
Our customers use Similarweb Digital Data to power critical decisions for running their businesses and optimizing their activities in the digital world. Increasingly, customers also rely on our data as a foundational input into data-driven systems that operate with limited or no direct human intervention. Today, businesses have access to unprecedented amounts of internal data that they can utilize for decision-making. However, the data generally available to them only relates to the transactions and interactions with their own audience across their digital properties, such as the websites, apps and social media channels that they own. Businesses have limited visibility into the broader behaviors of consumers or the digital performance of competitors, partners, and other players. As a result, companies operate frequently with a lack of external visibility, impairing their ability to execute everything from corporate strategy to day-to-day operations. Similarweb provides this visibility at scale and with the consistency required for both human analysis and machine-driven inference. We believe we are becoming recognized as the standard for powering data-driven decisions for businesses across all channels within the digital world. Like wattage powers cities, Similarweb Digital Data powers decisions related to the digital world that create significant competitive advantages, including by enabling intelligent systems to reason about digital behavior with greater accuracy and context.
To create our proprietary data asset, we collect billions of raw web and mobile data points on activity related to companies and products. Our data scientists and engineers transform the unrefined data on interactions and transactions into Similarweb Digital Data using proprietary algorithms that leverage machine learning and artificial intelligence, producing high-quality, continuously refreshed datasets suitable for use in advanced analytics pipelines and model training environments.

We deliver our Digital Data in three distinct and impactful ways:
(1) Our robust software platform with products including Similarweb Web Intelligence, Similarweb App Intelligence, Similarweb Retail Intelligence, Similarweb Sales Intelligence and Similarweb Stock Intelligence, empowers business teams and leaders to drive better strategic and operational decisions to grow and win their markets, while also serving as a validation and exploration layer for customers developing data-driven and AI-enabled solutions.
(2) We enable customers to seamlessly integrate our Digital Data through APIs and MCPs into enterprise workflows, processes and systems to facilitate data powered decisions at scale, including ingestion into machine learning platforms, data warehouses and model orchestration frameworks.
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
We provide bespoke data integrations and non-processed data feeds to customers who have their own teams of data scientists and their own data integration and analytics infrastructure. Integrations are useful for clients who want to combine our data with their own business intelligence systems. For clients who require customized and streamlined data delivery at scale, we provide bespoke datasets that enhance their data models.
We sell to companies with commercial activities in the digital world across a wide range of industries such as retail, consumer packaged goods, luxury & premium consumer brands, consumer finance, consultancies, marketing and advertising agencies, media and publishers, business-to-business software, payment processors, travel, and institutional investors, as well as to organizations building data-driven and AI-enabled products and services. As of December 31, 2025, we had 6,128 paying customers.

Revenue from multi-year contracts at December 31, 2025 accounted for 60% of our ARR and increased from 49%% and 42% at December 31, 2024 and December 31, 2023, respectively. We believe this metric is a good indicator of the value our customers ascribe to our data and their desire to ensure access to our data.
Our business has grown rapidly, and in 2024 we achieved our goal of generating cash while being profitable on a non-GAAP basis. Our revenue growth was 13% for the year ended December 31, 2025 compared to the year ended December 31, 2024 and 15% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Additionally, we had $78.8 million in cash, cash equivalents and restricted deposits as of December 31, 2025 compared to $74.4 million as of December 31, 2024. We generated revenue of $218.0 million, $249.9 million and $282.6 million in the years ended December 31, 2023, 2024 and 2025, respectively. We generated operating cash flow of $14.6 million and free cash flow of $13.0 million in the year ending December 31, 2025 compared to operating cash flow of $(3.0) million and $30.2 million and free cash flow of $(5.4) million and $27.4 million in the years ended December 31, 2023 and 2024, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2023, 2024 and 2025, our net loss was $29.4 million, $11.5 million and $32.9 million, respectively.

Our Market Opportunity
We believe that through our delivery of Similarweb Digital Data, we provide businesses with mission-critical insights to make better decisions and high-quality external data inputs that can be consumed programmatically by advanced analytics and artificial intelligence systems, that can be used by companies of all sizes across most industries. We estimate that the current total addressable market, or TAM, for our offerings is approximately $55 billion. We calculate our market opportunity by combining our estimates for B2B, B2C companies and Investors customers, as well as organizations that embed external digital data into data-driven and AI-enabled products and workflows.
For B2C and B2B companies, we calculate the potential annual spend on Similarweb products by SMEs (20-1000 employees) and Large Enterprises (1000+ employees). We calculate the number of B2C and B2B companies in the United States in each of these categories based on US Census Bureau’s “Statistics of US Businesses” Data, and extrapolate the global number of B2C and B2B companies. Based on data from Statista, we estimate that 80% of SMEs and 90% of Large Enterprises have a digital presence that would benefit from utilizing our data and products. For Investors, our calculation is based on our estimate of the potential annual spend on Similarweb products by investors in private markets (e.g. Private Equity and Venture Capital firms) and public market investors (e.g. Mutual Funds, Pension Funds, Hedge Funds and other Institutional Investors). We calculated the global number of Private and Public Investors using data from Preqin, Statista, The National Venture Capital Association, as well as Industry Reports by Bain & Company, EY and PwC many of which increasingly rely on alternative data as an input into quantitative, predictive and AI-driven investment processes.
We believe there are several key trends in the global macroeconomic environment generating additional growth and increasing the potential demand for our solutions:
• Growing Recognition of Analytics and Data-Informed Business Decisioning. Due to the pervasive digital transformation that nearly all industries are experiencing, we believe businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. We believe businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk, and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their strategy, sales, and marketing workflows as well as in the data foundations underlying intelligent and automated systems.
• Growth in Data Creation and Applications. We believe that as a result of the increasing recognition of data’s value, the volume of data sets being collected and assembled continues to increase. Not only is the size of these data sets significantly large, but the data being collected covers a wider range of topics and subjects. The proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights including as training, validation and enrichment data for machine learning and artificial intelligence models. Businesses now have a massive amount of data at their fingertips but often have to rely on large-scale providers to help them curate, match, append, and create insights in order to convert that data into improved outcomes.
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
• The transformation of the digital customer journey driven by proliferation of AI chat bots and large language models (LLMs) and autonomous or semi-autonomous AI agents. The rise of LLMs and AI agents is transforming how consumers access information and make purchasing and discovery decisions, drawing them away from traditional search engines and increasingly interposing algorithmic systems between brands and end users, disrupting the digital customer journey. This creates uncertainty for brands and other entities that rely on digital channels for their sales and marketing efforts, as visibility, attribution and influence shift from consumer-facing interfaces to machine-mediated decision pathways. This shift could necessitate the reevaluation of digital strategies, including an increased investment in digital data that can be understood, interpreted and acted upon by AI-driven systems, to better understand the evolving landscape and rethink strategies to remain relevant in this evolving digital landscape, where automated agents may evaluate, compare and recommend products and services on behalf of users.
We believe that due to our differentiated capabilities and our long-term client relationships, we are well-positioned to capture this market opportunity and benefit from these long-term trends including those driven by the growing adoption of artificial intelligence across industries.
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
Our Digital Data
In order to power business decisions that build corporate strategy, accelerate customer acquisition, maximize monetization, we have created a comprehensive view of the digital landscape - Similarweb Digital Data, encompassing both insight-ready outputs and raw, configurable data. To create this data we collect real-time digital signals of interactions and transactions on millions of websites and mobile apps, and analyze billions of search terms, digital ads, eCommerce product stock-keeping units, or SKUs, articles, and content pages across digital platforms, channels, industries, and geographies. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which we deliver to our customers through SaaS, DaaS, or Integrations. Our data serves as a trusted external data foundation for advanced analytics, artificial intelligence and agent-driven systems. Since our inception, we have invested substantial resources to establish our data sets, methodology, and leading technology. Our unique, multi-dimensional approach to analyzing the digital world leverages the experience of a team of PhDs and data scientists to cleanse and model vast amounts of data collected into reliable and actionable insights which comprise Similarweb Digital Data.

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
We collect our data across sources that we classify into four distinct categories:
• First-party direct measurement data and analytics that millions of websites and mobile app owners share with Similarweb directly, giving us visibility into specific websites and mobile apps:
Millions of website and app owners share their aggregated first-party analytics directly with us. These direct measurement tools feed our machine learning algorithms and enrich our data and analytics solutions. In addition, many of these companies who share with us their first-party analytics data regarding their website traffic also choose to provide us publicly share that data on our platform, and we believe they do so given our high brand awareness and popular free offering, and because these companies monetize traffic. As part of the process in which most website and app owners register as Similarweb users, they indicate whether they are willing to share their first-party direct measurement data (such as data provided by Google Analytics) with us; the data in this category comes from those that opt to allow such access.
• Contributory network of a collection of consumer products that aggregate de-identified or anonymous device behavioral data:
We aggregate de-identified or anonymous traffic data from a collection of proprietary and third-party consumer-oriented desktop products, mobile apps and AI-enabled and agent-driven tools. These consumer products and apps are generally provided in exchange for the ability to gather de-identified or anonymous users' digital activity. The data collected is used to understand website and app usage and traffic sources. This data is sourced from diverse audiences to maintain an accurate and consistent view of the digital world over time. The data in this category is collected pursuant to the terms of use of the respective apps or products, which enable the use of de-identified or anonymous data subject to the terms of their privacy policies.
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
Data delivery
After our data transformation engine generates powerful, ready-to-use insights in the form of Similarweb Digital Data, we then deliver it through our SaaS, DaaS or Integrations to help companies make critical decisions about business strategy, customer acquisition, and monetization. Our delivery models include:
• Software-as-a-Service. Our SaaS solutions help businesses accelerate their growth, empowering our users to discover and capture the best business opportunities and proactively respond to emerging threats to the business. These solutions are powered by our proprietary technology that analyzes digital interactions and transactions from websites, Marketplaces and apps, and turns these digital signals into actionable insights. Our digital data and analytics solutions address the needs of users across entire organizations, from entry-level employees to the C-suite. Our solutions are easy to use and integrated into our users’ workflows for seamless adoption and maximum business impact. They provide a unified view of the digital world to power data-driven decision-making. Our SaaS solutions include:
•Web Intelligence. Allows senior leaders, strategy and business intelligence teams to benchmark performance against competitors, analyze trends in the market, conduct deeper research into specific companies and analyze audience behavior. It also allows marketing leaders, search engine optimization, or SEO, and content managers, to understand their competitors’ digital acquisition strategies across marketing channels, and optimize their own strategies in response. This product also incorporates GenAI visibility solutions, which provides insights into brand presence and competitive positioning within AI-generated responses and discovery experiences and is used to build strategy and enhance customer acquisition.
•App Intelligence. Allows senior leaders, strategy and growth teams, and market leaders to identify trends and monitor usage and performance for mobile apps. It also enables businesses to benchmark their performance against competitors across the funnel, from app store downloads to usage and sessions, and to identify leading indicators of growth, retention, and monetization. This solution is used to build strategy, improve monetization, and optimize customer acquisition. Combined with Web Intelligence, these two solutions provide a holistic view of the digital landscape.

•Sales Intelligence. Allows sales management and operations, sales representatives and account management teams to access relevant buying signals and digital insights of their customers in order to generate more leads more quickly, enrich leads automatically and collaboratively engage with prospects and customers. This solution is used primarily to enhance customer acquisition.
•Retail Intelligence. Allows digital commerce leadership and category and product managers to analyze a complete view of their customers’ digital journeys, monitor consumer demand, increase brand visibility in the search process and optimize category and product level conversion in the purchase process. This solution is used primarily to maximize monetization.
•Stock Intelligence. Allows portfolio managers, investment professionals, data scientists and research analysts to access an end-to-end view of market, sector or company performance in order to ideate and monitor investment opportunities, forecast market performance and perform due diligence.

Similarweb Digital Data SaaS Solutions

• Data-as-a-Service. We equip businesses with the ability to create their own perspective of the digital world at scale by providing large, configurable, structured, granular datasets of Similarweb Digital Data that are delivered to their data lake. These provide a holistic view of the digital world by combining our datasets, that are mapped to our company data. We provide self-operated access to our data via our batch API, REST API and integrations through Snowflake, AWS, Databricks, Google cloud and more. We also provide Similarweb administered access through data feeds and custom delivery methods. Direct access to Similarweb Digital Data enables our customers to configure their own models including those incorporating machine learning or AI-based technologies, that support their critical business decisions.

• Integrations. We provide bespoke data sets that can be integrated into the business intelligence solutions and data products of sophisticated customers that have built their own data capabilities including data analyst teams, data infrastructure and proprietary models. Some of these customers use Similarweb Digital Data to enrich and improve the forecasting accuracy of their models. .
• AI & Model Enablement Data. We deliver data to organizations that use our datasets as foundational inputs for artificial intelligence, large language models (LLMs), and agentic AI systems. This delivery model enables customers to incorporate large-scale, structured digital behavior signals into their own AI pipelines. These offerings are designed for customers with advanced data and AI infrastructures that prefer raw, configurable data rather than packaged software, estimated or analytics outputs. This model complements our SaaS, Data-as-a-Service, and integration offerings and represents an expanding avenue through which customers leverage Similarweb Digital Data to power next-generation AI-driven products and services.

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

Our Competitive Strengths
We believe our robust data repository and our unique prediction models powered by machine learning represents a significant competitive advantage and makes us the de facto standard for powering decisions with data from the digital world. We have aggregated data for over thirteen years and have amassed a quality and quantity of digital data in our corpus that we believe is nearly impossible to replicate. Through synthesis, modeling and analysis, we transform these digital data points into Similarweb Digital Data, which is delivered through Software-as-a-Service (SaaS), Data-as-a-Service (DaaS), or Integrations, and is:
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

• Multi-platform. We are able to generate a robust data set by aggregating data from all the various sources that people use to interact and transact digitally. We collect data across desktop, mobile web, iOS and Android, allowing us to provide our customers with a complete picture of digital activity.
• Multi-channel. We analyze data across a variety of channels, including direct traffic, organic and paid search, referrals, display banners, video, e-mail and social media. By measuring engagement across digital channels, we are able to deliver deeper and more valuable insights than point solutions that focus on a single channel or subset of channels.
• Artificial Intelligence: AI Studio. We have developed sophisticated tools allowing users to access valuable insights from Similarweb Digital Data through natural language queries. The first-of-its-kind digital intelligence assistant integrates proprietary data with large language AI models, streamlining the process for users to navigate the competitive landscape and improve digital performance.
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
Our Growth Strategy
We intend to drive the growth and operational performance of our business through the following strategies:
Business Strategy and Recent Developments
Our business strategy is focused on:
•the continued development and expansion of our proprietary data;
•the expansion and deepening of relationships with our enterprise customers; and
•the integration of artificial intelligence capabilities across our product offerings and data platform.

Proprietary Data Assets
We plan to continue to invest in the development of Similarweb Digital Data to measure, model, and estimate digital activity across websites, mobile applications, search engines, online advertising channels, eCommerce platforms, and other digital environments. This builds on over a decade of investment in data acquisition, infrastructure, engineering and data science.
We continuously evaluate and enhance the scope, quality, accuracy, and timeliness of our data in response to changes in digital consumption patterns and customer requirements. In 2025, we expanded our data to increase coverage across mobile application usage, digital advertising spend, chatbot-related activity, and generative AI visibility.
We intend to continue investing in our data infrastructure and methodologies in order to maintain and expand coverage across existing and emerging digital channels.
Enterprise Customer Relationships
A substantial portion of our revenue is derived from enterprise customers across multiple industries and geographies. We plan to leverage these relationships and increase penetration within existing enterprise accounts, expanding the number of products adopted by such customers, and extending the long-term contractual arrangements. For example, we have successfully expanded our ARR from two large technology companies from tens of thousands of dollars to in excess of $10 million over a period of ten years. We believe that this demonstrates our ability to expand our share of wallet at Tier 1 customers.
As of December 31, 2025, customers generating annual recurring revenue, or ARR, of $100,000 or more increased by 12% compared to the prior year and represented approximately 63% of total ARR. In addition, revenue derived from multi-year contracts represented approximately 60% of ARR as of December 31, 2025, compared to 49% as of December 31, 2024.
We expect enterprise customer expansion to remain a strategic focus in future periods.
Artificial Intelligence Capabilities and Integrations
We are integrating artificial intelligence capabilities across our product portfolio to enhance functionality and automate certain analytical processes. Our AI-related initiatives include embedding AI-driven features within existing solutions, introducing new AI-enabled modules, and enabling access to our datasets within third-party AI environments.
In 2025, we introduced several AI-related offerings, including:
•AI Studio, which enables customers to utilize our datasets within AI-driven workflows;
•AI agents embedded within certain of our business solutions to facilitate automated analysis;
•a GenAI Intelligence module designed to measure brand visibility and sentiment across generative AI platforms; and
•integrations utilizing model context protocol, or MCP, and related chatbot integrations that enable access to our datasets within third-party AI-native applications.
We have also entered into partnerships pursuant to which our datasets are incorporated into third-party AI platforms and agent-driven workflows. For example, we have partnered with Manus to integrate our data into workflows designed to support marketing analysis, competitive assessment, and related use cases. These arrangements are intended to expand distribution channels for our data and to create additional monetization opportunities. The commercial impact of such integrations will depend on the level of adoption by end users, the terms of applicable agreements, and market conditions.
Operational Focus
In connection with the foregoing initiatives, we remain focused on operational efficiency, disciplined cost management, and capital allocation. Our objective is to balance investment in product development, data infrastructure, and go-to-market capabilities with the pursuit of sustainable revenue growth and cash generation.
Our Customers
We serve a broad range of customers of all sizes across a variety of industries including agencies & consulting, consumer goods, financial services, media, pharmaceuticals, retail, technology and travel, among others. As of December 31, 2025, we had 6,128 customers globally.
As of December 31, 2025, 454 of our customers generated ARR of $100,000 or more, representing 63% of our total ARR. Most of these larger customers initially began as smaller customers and increased their spending over time as they saw the value of our Similarweb Digital Data. We see a significant opportunity to continue expanding our existing customer spending with a growing number of customers generating ARR of $1 million or more.
For the years ended December 31, 2023, 2024 and 2025, approximately 53%, 52% and 45% of our revenue, respectively, was generated from customers outside of the United States and no single customer generated more than 10% of our revenue.

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
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver ranking and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. We attract millions of users each month with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates evangelists within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
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
While we do not believe there are companies that offer the breadth and depth of digital data and analytics we offer, there are companies addressing narrow market segments such as digital marketing (e.g. SEMrush, which signed a definitive agreement to be acquired by Adobe Systems in November 2025), or mobile application data (e.g. Sensortower).

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
Generally, we do not use patents to protect our intellectual property. As of December 31, 2025, we owned five registered patents: we acquired one patent in the United States and one foreign patent from a third party in 2015; and in 2021, we acquired from another third party an additional patent portfolio, which as of December 31, 2024 is comprised of three patents in the United States. As of December 31, 2025, we owned four registered trademarks in the United States, and we owned thirty trademark applications and registered trademarks in various additional jurisdictions.
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
D.Property, Plants and Equipment
Our current headquarters is located in Givatayim, Israel, where we lease approximately 141,000 square feet, which lease expires in April 2032. We also have offices in other locations, including New York, Burlington, London, Tokyo, Prague, Zurich, Santiago and Singapore. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

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
The following section generally discusses our financial condition and results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024.

Overview
Similarweb is a leading provider of digital data and analytics that power critical business decisions. We uncover what is happening online and seek to provide businesses with the most comprehensive, actionable and trusted digital data that can be consumed both directly by human decision-makers or by advanced analytical and artificial intelligence systems to build strategy, optimize customer acquisition and enhance monetization.

While we are well known for our productized software solutions, as well as for our application programming interface (API), our model context protocol (MCP) and our freemium offerings estimating website and app usage, at our core we are a data business. Similarweb Digital Data is our estimate of all the actions and transactions in the digital world across websites and apps worldwide structured and normalized to support a broad range of downstream use cases, including large-scale analytics, automation and machine learning model development.
We deliver our Digital Data in three distinct and impactful ways:
(1) Our robust software platform with products including Similarweb Web Intelligence, Similarweb App Intelligence, Similarweb Retail Intelligence, Similarweb Sales Intelligence and Similarweb Stock Intelligence, empowers business teams and leaders to drive better strategic and operational decisions to grow and win their markets, while also serving as a validation and exploration layer for customers developing data-driven and AI-enabled solutions.
(2) We enable customers to seamlessly integrate our Digital Data through APIs and MCPs into enterprise workflows, processes and systems to facilitate data powered decisions at scale, including ingestion into machine learning platforms, data warehouses and model orchestration frameworks.
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
We provide bespoke data integrations and non-processed data feeds to customers who have their own teams of data scientists and their own data integration and analytics infrastructure. Integrations are useful for clients who want to combine our data with their own business intelligence systems. For clients who require customized and streamlined data delivery at scale, we provide bespoke datasets that enhance their data models.
We sell subscriptions to these SaaS solutions with pricing tiers based on feature set, geographic coverage and the number of users who have access to them. Our subscription agreements typically last for a minimum term of one year and are renewable thereafter. We typically invoice customers in advance for annual increments. As of December 31, 2025, 60% of our Annual Recurring Revenue, or ARR, is generated from customer contracts with multi-year terms, compared to 49% as of December 31, 2024.
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
To drive sales, we leverage free offerings that attract and engage prospects’ interest and feature our platform capabilities. Through our website, and through a popular browser extension which we own, we provide free access to a wide range of basic services that provide users with a subset of our robust insights and analytics as well as the opportunity to explore the value they could achieve from our paid offerings. Our free offerings deliver rankings and ratings of websites and apps as of a recent date and act as an entry point for many users who often upgrade to paid subscriptions. In 2025, We attract millions of users each month with these free offerings, resulting in hundreds of thousands of sales leads. While functional and relevant to a broad swath of businesses, our free offerings offer significantly less functionality than our paid solutions, which address specific use cases with robust insights and time series data, with granular details around web traffic, behavior and user journey that can drive business decisions and success. We believe this tiered approach creates champions within organizations who see the value of our solutions, build trust in and connection with our brand, and spread the word organically.
We sell to companies across a wide range of industries such as technology, financial services, retail, household products, apparel and institutional investors. For the years ended December 31, 2024 and 2025, no single customer generated more than 10% of our revenue. As of December 31, 2025 we had 6,128 customers. Once a customer starts to realize the value of our Similarweb Digital Data by deploying one of our solutions in their business, they often significantly increase their usage.
Our business has grown rapidly and is transitioning to value innovation, which is the simultaneous pursuit of growth and profitability. For the year ended December 31, 2024, we grew our revenue by 15% compared to the year ended December 31, 2023 and by 13% for the year ended December 31, 2025 compared to the year ended December 31, 2024. Additionally, we have $74.4 million and $78.8 million in cash, cash equivalents and restricted deposits as of December 31, 2024 and 2025, respectively. We generated revenue of $218.0 million, $249.9 million and $282.6 million in the years ended December 31, 2023, 2024 and 2025, respectively. We had operating cash flow of $(3.0) million, $30.2 million and $14.6 million and free cash flow of $(5.4) million, $27.4 million and $13.0 million in years ended December 31, 2023, 2024 and 2025, respectively. See the section titled “—Non-GAAP financial measures—Free cash flow” for additional information regarding free cash flow, a measure that is not calculated under GAAP. For the years ended December 31, 2023, 2024 and 2025, our net loss was $29.4 million, $11.5 million and $32.9 million, respectively.

Key Factors Affecting Our Performance
Acquire new customers
We believe there is substantial opportunity to continue to grow our customer base. We had 6,128 customers as of December 31, 2025, increasing from 5,534 as of December 31, 2024. We plan to continue our investment in sales and marketing in order to drive new customer acquisition. We intend to grow our base of both inside and field sales representatives, which we believe will drive both geographic and vertical expansion. We believe there is a significant opportunity to expand usage of our platform in the geographies in which we operate. We have made and plan to continue to make investments to expand our global operations across North America, Europe and Asia-Pacific, including in the United States, the United Kingdom, France, Germany, Japan, Australia, Singapore, Czech Republic, Chile, Switzerland and Sweden. We are also investing in self-serve offerings and distribution channels. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, and the effectiveness of our marketing efforts.
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
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at the increase in spend from our customers as an indication of the value we provide them over time. As an example, as of December 31, 2025, 454 of our customers generated ARR of $100,000 or more, up from 405 and 365 customers as of December 31, 2024 and 2023, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 2025, customers who generated more than $100,000 in ARR represented 63% of our total ARR, as compared to 49% of our total ARR as of December 31, 2020. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.
ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

A further indication of the propensity of our customer relationships to expand over time is our net dollar-based retention rate, or NRR, which compares our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months, but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRR to arrive at the NRR. The charts below illustrate the changes to our NRR over the last nine fiscal quarters.

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
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud-based digital intelligence solutions and other subscription-based solutions, such as API, all of which include routine customer support. Our subscription contracts typically have a term of at least 12 months and are generally non-cancellable. Customers enter into subscription contracts to gain access to one or more of our subscription-based solutions. Subscription revenue is recognized on a ratable basis over the contractual term of the subscription beginning on the date that our services are made available to the customer assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets. We also generate revenue from data contracts, for which data is delivered to customers that do not receive ongoing access to a SaaS subscription platform. Data may be delivered either over time or at a point in time.
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
Comparison of the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024	2025
	(in thousands)

Revenue	$249,913	$282,600
Cost of revenue (1)	54,814	57,802
Gross profit	195,099	224,798
Operating expenses:
Research and development (1)	55,596	72,602
Sales and marketing (1)	105,476	123,667
General and administrative (1)	43,691	52,093
Total operating expenses	204,763	248,362
Loss from operations	(9,664)	(23,564)
Finance income (expenses), net	134	(5,210)
Loss before income taxes	(9,530)	(28,774)
Provision for income taxes	1,927	4,162
Net loss	$(11,457)	$(32,936)

(1) Includes share-based compensation expense as follows:

	Year Ended December 31,
	2024	2025
	(in thousands)
Cost of revenue	$812	$1,024
Research and development	5,511	6,805
Sales and marketing	4,273	5,031
General and administrative	7,019	$8,382
Total share-based compensation expense	$17,615	$21,242

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the period indicated:

	Year Ended December 31,
	2024	2025

Revenue	100.0%	100.0%
Cost of revenue	21.9	20.5
Gross profit	78.1	79.5
Operating expenses:
Research and development	22.2	25.7
Sales and marketing	42.2	43.8
General and administrative	17.5	18.4
Total operating expenses	81.9	87.9
Loss from operations	(3.9)	(8.3)
Finance income (expenses), net	0.1	(1.8)
Loss before income taxes	(3.8)	(10.2)
Provision for income taxes	0.8	1.5
Net loss	(4.6)%	(11.7)%
Revenue

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Revenue	$249,913	$282,600	$32,687	13.1%

Total revenue increased by $32.7 million, or 13.1%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to an increase in our subscription revenue and one-time LLM data evaluation engagements. $33.8 million of that increase was generated from customers in the United States, which increased by 28.1% from $120.5 million in 2024 to $154.4 million in 2025, and an additional $1.4 million of the increase in total revenue was generated from customers in Europe and the United Kingdom, which increased 2.1% from $69.1 million in 2024 to $70.6 million in 2025. We increased the number of paying customers by 10.7% from 5,534 as of December 31, 2024 to 6,128 as of December 31, 2025. The number of customers in the United States increased from 1,570 as of December 31, 2024 to 1,884 as of December 31, 2025. The number of customers in Europe and the United Kingdom increased from 1,607 as of December 31, 2024 to 1,813 as of December 31, 2025.

Costs of revenue

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Cost of revenue	$54,814	$57,802	$2,988	5.5%

Total cost of revenue increased by $3.0 million, or 5.5%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Our cost of revenue increased primarily due to an increase of $2.5 million in compensation primarily related to increase in employee headcount, an increase of $3.0 million related to our third-party hosting services and tools, partially offset by a decrease of $0.7 million related to third-party data providers and a decrease of $2.0 million related to amortization of intangible assets acquired in business combinations. Our gross margin increased from 78.1% in the year ended December 31, 2024 to 79.5% in the year ended December 31, 2025.
Operating expenses
Research and development

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Research and development	$55,596	$72,602	$17,006	30.6%

Research and development expenses increased by $17.0 million, or 30.6%, to $72.6 million for the year ended December 31, 2025, from $55.6 million in the year ended December 31, 2024. The increase was primarily due to an increase of $4.2 million driven by establishment and expansion of our Prague site, an increase of $6.9 million in compensation related to growth in employee headcount in all other locations, driven by both organic headcount growth and business combinations, an increase of $2.4 million in retention payments related to business combinations, an increase of $1.3 million in share-based compensation and a reduction of $1.1 million in capitalized internal-use software costs.

Sales and marketing

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Sales and marketing	$105,476	$123,667	$18,191	17.2%

Sales and marketing expenses increased by $18.2 million, or 17.2%, to $123.7 million for the year ended December 31, 2025, from $105.5 million in the year ended December 31, 2024. The increase was primarily due to an increase of $9.4 million in compensation related to increase in employee headcount driven by both organic headcount growth and business combinations, an increase of $3.8 million in marketing expenditures primarily in paid acquisition campaigns, an increase of $1.1 million related to amortization of intangible assets acquired in business combinations, an increase of $1.1 million in retention payments related to business combinations, and an increase of $0.8 million in share-based compensation.
General and administrative

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
General and administrative	$43,691	$52,093	$8,402	19.2%

General and administrative expenses increased by $8.4 million, or 19.2%, to $52.1 million for the year ended December 31, 2025, from $43.7 million for the year ended December 31, 2024. The increase was primarily due to an increase of $2.5 million in compensation related to increase in employee headcount and business combinations, an increase of $ $2.6 million in retention payments related to business combinations, an increase of $1.4 million in share-based compensation, and an increase of $ $0.8 million in tools and subscriptions.

Finance expenses, net

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Finance income (expenses), net	$134	$(5,210)	$(5,344)	(3988.1)%

Finance income (expenses), net decreased by $5.3 million, or 3988.1%, to $(5.2) million of finance expenses for the year ended December 31, 2025, from $0.1 million of finance income for the year ended December 31, 2024. The change was primarily due to a $5.7 million impact from foreign exchange due to the depreciation of the U.S. dollar against the New Israeli Shekel and other currencies in 2025.

Provision for income taxes

	Year Ended December 31,		Period-over-Period Change
	2024	2025	$ Change	% Change
	(in thousands)
Provision for income taxes	$1,927	$4,162	$2,235	116.0%

Provision for income taxes increased to $4.2 million for the year ended December 31, 2025 from $1.9 million for the year ended December 31, 2024, reflecting an effective tax rate of (14)% and (20)% for each of the years, respectively.

Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating loss and free cash flow, which are non-GAAP financial measures, are useful in evaluating the performance of our business.
Non-GAAP operating income
Non-GAAP operating income is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to operating loss, as determined in accordance with GAAP. We define non-GAAP operating income as operating income, adjusted for share-based compensation, retention payments related to business combinations, amortization of intangible assets and certain other non-recurring items.
We use non-GAAP operating income to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that non-GAAP operating income facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.
Non-GAAP operating income has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Our definition of Non-GAAP operating income may differ from the definitions used by other companies and therefore comparability may be limited. Because of these limitations, non-GAAP operating income should not be considered as a replacement for operating loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

A reconciliation of non-GAAP operating income to GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,

	2024	2025
	(in thousands)
Loss from operations	$(9,664)	$(23,564)
Add:
Share-based compensation expenses	17,615	21,242
Retention payments related to business combinations	1,886	7,943
Amortization of intangible assets related to business combinations	4,862	3,497
Secondary offering costs	350	—
Non-GAAP operating income	$15,049	$9,118

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
The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year ended December 31,
	2024	2025
	(in thousands)
Net cash provided by operating activities	$30,174	$14,644
Purchases of property and equipment, net	(1,430)	(1,490)
Capitalized internal use software costs	(1,304)	(163)
Free cash flow	27,440	12,991

B.Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash payments from our customers, equity issuances and borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity are our cash and borrowings available under the credit facility with Silicon Valley Bank (“SVB”), a division of First Citizens Bank since March 2023, referred to herein as the “SVB LSA” or the “SVB Credit Facility”.
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
The SVB LSA is secured by substantially all of our assets. It also contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. As of December 31, 2025, we were in compliance with all of our financial covenants under the SVB LSA.
As of December 31, 2025, we had no outstanding balance under the SVB LSA.

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2025
Net cash provided by operating activities	$30,174	$14,644
Net cash used in investing activities	(18,700)	(13,228)
Net cash provided by (used in) financing activities	(18,837)	6,911
Effect of exchange rates on cash and cash equivalents	(500)	225
Net decrease (increase) in cash and cash equivalents	(7,863)	8,552
Cash and cash equivalents at beginning of period	71,732	63,869
Cash and cash equivalents at end of period	$63,869	$72,421

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
Net cash provided by operating activities was $14.6 million for the year ended December 31, 2025, as compared to net cash provided by operating activities of $30.2 million for the year ended December 31, 2024, primarily due to a $21.5 million increase in incremental net loss, offset by the aggregate changes in the balance sheet, particularly in other payables and accrued expenses.
Investing activities
Net cash used in investing activities was $(13.2) million during the year ended December 31, 2025, as compared to $(18.7) million during the year ended December 31, 2024, primarily due to a decrease of $4.2 million in restricted deposits in 2025.
Financing activities
Net cash provided by financing activities was to $6.9 million for the year ended December 31, 2025, as compared to net cash used in financing activities of $(18.8) million for the year ended December 31, 2024, primarily due to the repayment of $25.0 million from our credit facility in 2024.

Contractual obligations and commitments
The following table summarizes our contractual obligations as of December 31, 2025:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Purchase obligations	26,591	19,203	7,388	—	—
Operating lease commitments	48,258	10,212	15,921	13,826	8,299
Total	74,849	29,415	23,309	13,826	8,299

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

D.Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Revenue recognition
We generate revenue primarily from SaaS subscriptions, which is comprised of subscription fees from customers utilizing our cloud based digital intelligence solutions and other subscription based solutions, such as API access, all of which include routine customer support. We sell our products directly to our customers utilizing our website, direct sales force and distribution partners. We also generate revenue from data contracts, for which data is delivered to customers that do not receive ongoing access to a SaaS subscription platform. Data may be delivered either over time or at a point in time.
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
Subscription revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that our service is made available to the customer, assuming that all other revenue recognition criteria have been met. Payments received in advance of services being rendered are recorded as deferred revenue in our consolidated balance sheets. Revenue for data contracts is recognized upon the delivery of data to the customer, which may be either over time or at a point in time.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is 3 years as of December 31, 2025. We evaluate the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
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
We did not recognize any impairments to internal-use software during the years ended December 31, 2023, 2024 and 2025.
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
We did not recognize any impairment charges to goodwill during the years ended December 31, 2023, 2024 and 2025.
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
Foreign currency and exchange risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our net loss of $9.8 million and $11.2 million, for the years ended December 31, 2024 and 2025, respectively.
Interest rate risk
As of December 31, 2024 and 2025, we had cash and cash equivalents and restricted deposits of $74.4 million and $78.8 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We had no outstanding borrowings under the SVB LSA as of December 31, 2025. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

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

Item 6.  Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name and position of each of our executive officers and directors as of December 31, 2025:

Name	Age	Position
Executive Officers
Or Offer	42	Co-Founder, Chief Executive Officer and Director
Benjamin Seror	46	Co-Founder and Chief Product Officer
Ran Vered	47	Chief Financial Officer
Directors
Joshua Alliance	36	Independent Director
Harel Beit-On	66	Independent Director
Joe Del Preto	50	Independent Director
Kipp Bodnar	43	Independent Director
Lisa Campbell	62	Independent Director
Barak Eilam	50	Independent Director
Tamar Rapaport-Dagim	54	Independent Director

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

Ran Vered has served as our Chief Financial Officer since December 2025. Prior to joining Similarweb, Mr. Vered served as Chief Financial Officer of Lusha, a high-growth SaaS Sales Intelligence enterprise software for B2B data. Prior to Lusha, he served as Chief Financial Officer of Ceragon Networks Ltd. (Nasdaq: CRNT) and Radcom Ltd. (Nasdaq: RDCM). Earlier in his career, Mr. Vered held senior finance roles at Amdocs (Nasdaq: DOX), a global software and services provider. Mr. Vered is a certified public accountant and holds an MBA from Tel Aviv University and a Bachelor of Business Administration and accounting from The Israeli College of Management Studies.
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
Tamar Rapaport-Dagim has served as a member of our board of directors since August 2025. Ms. Rapaport-Dagim serves as Amdocs’ (NASDAQ: DOX) Chief Financial Officer and Chief Operating Officer since 2007 and 2018, respectively. From 2004 until 2007, Ms. Rapaport-Dagim served as Amdocs’ Vice President of Finance. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as Controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting. Ms. Rapaport-Dagim holds an MBA, as well as a Bachelor’s degree in accounting and economics from Tel Aviv University, and is a certified public accountant.

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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2025, was approximately $15.5 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2024 and paid during the year ended December 31, 2025). This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025, or the "Covered Executives." All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.
•Mr. Or Offer, Co-Founder, Chief Executive Officer and Director. Compensation expenses recorded in 2025 of $515 in salary expenses and $56 in social benefits costs.
•Mr. Maoz Lakovski, Chief Business Officer. Compensation expenses recorded in 2025 of $350 in salary expenses and $34 in social benefits costs.
•Mr. Benjamin Seror, Co-Founder, Chief Product Officer. Compensation expenses recorded in 2025 of $340 in salary expenses and $89 in social benefits costs.
•Mr. Ron Asher, Chief Technology Officer. Compensation expenses recorded in 2025 of $368 in salary expenses and $95 in social benefits costs.
•Mrs. Susan Dunn, Chief Revenue Officer. Compensation expenses recorded in 2025 of $450 in salary expenses and $15 in social benefits costs.
During the year ended December 31, 2025, the Covered Executives were granted an aggregate of 840,000 restricted share units under our 2021 Share Incentive Plan.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. The 2025 cash bonus expenses for Mr. Or Offer, Mr. Maoz Lakovski, Mr. Benjamin Seror, Mr. Ron Asher, and Mrs. Susan Dunn, as provided for in our 2025 financial statements (and payable during 2026), were $340, $58, $83, $237 and $107, respectively.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025 for options and restricted share units granted to Mr. Or Offer, Mr. Maoz Lakovski, Mr. Benjamin Seror, Mr. Ron Asher, and Mrs. Susan Dunn of $3,839, $1,720, $1,080, $702 and $818, respectively.
The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a four-year period during the years 2025-2028 on account of the 2025 grants in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

We pay each of our non-employee directors who serves on a board committee an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 per membership of the audit committee, $10,000 per membership of the compensation committee and $10,000 per membership of the nominating and governance committee, or a general committee membership fee of $10,000 for other board committees. In addition, upon election (provided the director is still in office), non-employee directors, who serve on a board committee, may be granted with equity awards under our incentive plan. These awards vest over a period of time but may be accelerated in certain change of control events.
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
As of December 31, 2025, a total of 3,223,612 options to purchase ordinary shares, with a weighted average exercise price of 2.09 per share and 5,149,481 restricted share units were outstanding under our 2021 Plan and 2012 Plan. As of December 31, 2025, there were 8,360,757 ordinary shares available for future grant under the 2021 Plan.
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
Authorized Shares. A total of 2,000,000 of our ordinary shares were initially available for sale under our ESPP. The number of our ordinary shares that will be available for sale under our ESPP increases annually on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of (a) 1% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, (b) such smaller number of Shares as may be determined by the Board and (c) 3,000,000 ordinary shares. As of December 31, 2025, there were 3,831,104 ordinary shares available for future sale under our ESPP.
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

Our directors are divided among the three classes as follows:
•the Class I directors are Joshua Alliance and Tamar Rapaport-Dagim and their terms will expire at the annual general meeting of shareholders to be held in 2028;
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
Our audit committee consists of Harel Beit-On, Tamar Rapaport-Dagim, and Joe Del Preto. Harel Beit-On serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Our board of directors has determined that Harel Beit-On is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE corporate governance rules.
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
Our compensation committee consists of Barak Eilam, Lisa Campbell, and Joe Del Preto. Lisa Campbell serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the NYSE rules, including the additional independence requirements applicable to the members of a compensation committee.
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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (1) a holder of 5% or more of the issued share capital or voting power in a company, (2) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (3) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2025, Mrs. Sharon Cohen, CPA from Deloitte Israel & Co. is acting as our internal auditor.
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
As of December 31, 2025, we had 1,000 employees, including 536 in Israel, 225 in the United States, 165 in Europe and 74 in Asia Pacific. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
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
The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or RSUs that are currently exercisable or exercisable within 60 days of February 14, 2026, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 86,966,452 ordinary shares outstanding as of February 14, 2026.

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

Name of Beneficial Owner	Number	%
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	8,883,950	10.2%
Viola Group (2)	10,810,778	12.4%
MIH E-Commerce Holdings B.V. (3)	11,173,265	12.8%
Directors and Executive Officers
Joshua Alliance (4)	8,883,950	10.2%
Harel Beit-On (5)	10,810,778	12.4%
Or Offer (6)	6,053,910	6.8%
Ran Vered	[*]	[*]
Benjamin Seror	[*]	[*]
Tamar Rapaport-Dagim	[*]	[*]
Kipp Bodnar	[*]	[*]
Barak Eilam	[*]	[*]
Lisa Campbell	[*]	[*]
Joe Del Preto	[*]	[*]
All directors and executive officers as a group (10 persons)	26,408,344	29.4%
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
(2) Based on information available to us, represents (a) 2,134,916 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,823,094 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,581,225 ordinary shares held by VG SW, L.P. (“VG LP”); (d) 101,413 ordinary shares held by VG SW GP, L.P.; (e) 170,130 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is c/o Viola Growth 12 Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
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
(6) Based on information available to us, represents 3,459,041 ordinary shares held by Mr. Offer and 2,594,869 ordinary shares issuable upon the exercise of options that vest within 60 days of February 15, 2026.

Record Holders
As of February 14, 2026, 86,966,452 of our ordinary shares were issued and outstanding. Based on the information provided to us by our transfer agent, approximately 73.3% of our total outstanding ordinary shares were held by 19 record holders in the United States, including Cede & Co., the nominee of The Depository Trust Company.

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

E.Taxation

The following description is a general discussion of the material U.S. and Israeli tax consequences concerning the acquisition, ownership and disposition of our ordinary shares. It is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This discussion is included for general information purposes only, does not purport to be complete, and does not constitute and is not a tax opinion or tax advice to any investor. You should consult your own tax adviser concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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
You are urged to consult your own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of your shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to ordinary corporate tax on their taxable income. The current ordinary corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3A of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:
•amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and
•expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, and subject to the obtaining of Israel Innovation Authority approval, a tax deduction for expenditures, including capital expenditures in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
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

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law. The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (or the 2011 Amendment), and as of January 1, 2017 (or Amendment 73). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions (among others, group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli individual shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20%, and in the case of non-Israeli shareholders, 20% or such lower rate as may be provided in an applicable tax treaty (each subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (1) located in Israel; (2) are shares or a right to a share in an Israeli resident corporation, or (3) represent, directly or indirectly, rights to assets located in Israel, unless specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (from 2024 onwards). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding Surtax as discussed below)) unless contrary provisions in a relevant tax treaty apply. If the individual claims a deduction of interest and linkage fluctuation expenses in connection with the purchase or holding of the shares, the gain will generally be taxed at a fixed rate of 30% until the promulgation of regulations setting forth the rules and conditions for deduction of real interest and linkage differentials pursuant to section 101A(a)(9) and 101A(b) of the Ordinance.

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the company was listed for trading on a stock exchange outside of Israel (such as Nasdaq) should be exempt from Israeli capital gain tax so long as, among others: (i) the capital gains derived from the sale of shares was not attributed to a permanent establishment that the non-resident maintains in Israel, and (ii) the Israeli resident company was not classified as a real estate investment trust (as defined in the Ordinance). However, non-Israeli corporations, partnerships and other entities will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly:
(i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or
(ii)are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli corporation.

Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless, inter alia: (1) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (2) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (3) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment that the shareholder maintains in Israel, under certain terms; (4) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of the company during any part of the 12-month period preceding the disposition, subject to certain conditions; or (5) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, a Treaty U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes. Application for this exemption requires appropriate documentation presented to and specific instruction received from the Israel Tax Authority.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. In the extent that the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) the withholding tax at source is at rate of 25% unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to tax and withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise (as such terms are defined in the Investments Law). If the dividend is attributable partly to income derived from a Preferred (including Preferred Technological) Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in the future in a way that will reduce shareholders’ tax liability.

However, a reduced tax rate may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to an individual holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred (including Preferred Technological) Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred (including Preferred Technological) Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided inter alia, that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer, if an individual, is not obligated to pay Surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the U.S. federal income tax purposes for the taxable year ending December 31, 2025. No assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the composition of our assets may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the aggregate fair market value of our assets, including goodwill and other unbooked intangibles for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including transactions we enter into in the future. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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
Foreign Currency and Exchange Risk
Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars, British Pounds and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We hedge against currency risk through the use of forward currency contracts and cylinder contracts. See “Risk factors—Risks relating to our business and industry— Our international sales and operations subject us to additional risks and costs, including the ability to engage with customers in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenue, results of operations or cash flows.” A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our net loss of $9.8 million and $11.2 million, for the years ended December 31, 2024 and 2025, respectively.
Interest Rate Risk
As of December 31, 2024 and 2025, we had cash and cash equivalents and restricted deposits of $74.4 million and $78.8 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Our cash, cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. Additionally, certain of these cash investments are maintained at balances beyond Federal Deposit Insurance Corporation, or FDIC, coverage limits or are not insured by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our cash investments. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.
We had no outstanding borrowings under the SVB LSA as of December 31, 2025. The SVB LSA carried a variable interest equal to the greater of (i) a floating per annum rate equal to 0.25% above the prime rate set forth in the SVB LSA or (ii) a fixed per annum rate equal to 3.50%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

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

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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
As required by Section 404(a) of the Sarbanes-Oxley Act and related rules promulgated by the SEC thereunder, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Management has excluded three subsidiaries acquired during 2025 from its evaluation of the internal control over financial reporting as of December 31, 2025. These subsidiaries, in the aggregate, constituted less than 3% of total assets as of December 31, 2025, excluding intangible assets and goodwill, and less than 3% of total revenue for the year ended December 31, 2025.

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

Item 16C. Principal Accounting Fees and Services
The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2024 and 2025, and breaks down these amounts by category of service:

	2024	2025
	(in thousands)
Audit Fees	$650	$555
Audit Related Fees	47	87
Tax Fees	158	101
Total	$855	$743

Audit Fees
Audit fees for the years ended December 31, 2024 and 2025 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit related fees for the years ended December 31, 2024 and 2025 include fees for other services, such as attestation reports for service organizations and due diligence services.
Tax Fees
Tax fees for the years ended December 31, 2024 and 2025 relate to ongoing tax advisory, tax compliance and tax planning services.
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
Members of the Board and Audit Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. if applicable Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, mergers and acquisitions, and other relevant matters.
Our management team is responsible for assessing and managing our material risks from cybersecurity threats and is primarily responsible for our overall cybersecurity risk management program. Our management team has extensive experience in managerial, information technology, information security, and cyber skills and we have employed a professional in the position of chief information security officer, or CISO, since 2020. Our current CISO joined us in 2023 and has over 20 years of experience in various security disciplines. The CISO's expertise and our security team enable us to navigate the complex landscape of cybersecurity and keep up with emerging threats as technology continues to evolve.
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

Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Form of Amended and Restated Articles of Association of the Registrant	F-1/A	333-255262	3.2	5/10/2021
2.1	Description of Securities	20-F	001-40394	2.1	2/27/2025
4.1	Form of Indemnification Agreement	F-1/A	333-255262	10.1	5/10/2021
4.2†	2012 Incentive Option Plan	F-1/A	333-255262	10.2	5/10/2021
4.3†	2021 Share Incentive Plan	F-1/A	333-255262	10.3	5/10/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-255262	10.4	5/10/2021
4.5	Compensation Policy for Officers and Directors	F-1/A	333-255262	10.5	5/10/2021
4.6	Loan and Security Agreement, dated December 30, 2020, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	F-1/A	333-255262	10.6	5/10/2021
4.7	Amended and Restated Investor Rights Agreement, dated as of October 21, 2020, as amended, among the Registrant, Or Offer, Nir Cohen, and the investors named therein	F-1/A	333-255262	10.8	5/10/2021
4.8	Data Supply & License Agreement, dated as of February 14, 2014, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.9	5/10/2021
4.9	Addendum No.1 to Data Supply & License Agreement, dated as of August 16, 2015, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.10	5/10/2021
4.10	Addendum No. 2 to Data Supply & License Agreement, dated as of January 10, 2017, by and between Myriad International Holdings BV and the Registrant	F-1/A	333-255262	10.11	5/10/2021

4.11	Summary in English of the Lease Agreement, dated as of August 5, 2021 by and between the Registrant and Eilot Haskhaot (Ramat-Vered) 1994 Ltd.	20-F	001-40394	4.14	3/25/2022
4.12	Loan Modification Agreement, dated November 13, 2022, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	20-F	001-40394	4.15	3/23/2023
4.13	Loan Modification Agreement, dated August 6, 2024, between Silicon Valley Bank, Similarweb Ltd., Similarweb UK Ltd. and Similarweb, Inc.	20-F	001-40394	4.15	2/27/2025
8.1	List of subsidiaries					*
11.1	Insider Trading Compliance Policy	20-F	001-40394	11.1	2/27/2025
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm					*
97.1	Compensation Clawback Policy	20-F	001-40394	97.1	2/28/2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
*	Filed herewith.

**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
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
SIMILARWEB LTD.

Date: March 2, 2026	By:	/s/ Or Offer
	Name:	Or Offer
	Title:	Chief Executive Officer

Date: March 2, 2026	By:	/s/ Ran Vered
	Name:	Ran Vered
	Title:	Chief Financial Officer

Similarweb Ltd. and subsidiaries
Consolidated financial statements

In U.S. dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Similarweb Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Similarweb Ltd. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
March 2, 2026

Similarweb Ltd. and subsidiaries Consolidated balance sheets U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2025

Assets
Current assets:
Cash and cash equivalents	$63,869	$72,421
Restricted deposits	10,572	6,360
Accounts receivable, net	50,975	54,063
Deferred contract costs	11,373	11,551
Prepaid expenses and other current assets	4,567	5,949
Total current assets	141,356	150,344
Property and equipment, net	25,921	22,040
Deferred contract costs, non-current	9,895	8,177
Operating lease right-of-use assets	34,393	34,417
Intangible assets, net	5,577	6,768
Goodwill	25,269	38,813
Other non-current assets	500	586
Total assets	$242,911	$261,145
Liabilities and Shareholders' equity
Current liabilities:
Accounts payable	$12,403	$13,871
Payroll and benefit related liabilities	20,304	20,342
Deferred revenue	108,232	112,169
Other payables and accrued expenses	29,330	41,342
Operating lease liabilities	6,923	8,841
Total current liabilities	177,192	196,565
Deferred revenue, non-current	1,172	1,226
Operating lease liabilities, non-current	32,809	34,455
Other long-term liabilities	4,230	5,573
Total liabilities	215,403	237,819
Commitments and contingencies (Note 16)
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2024 and 2025; 82,620,679 and 86,964,370 shares issued as of December 31, 2024 and 2025, respectively; 82,618,511 and 86,962,202 shares outstanding as of December 31, 2024 and 2025, respectively; 2,168 treasury shares as of December 31, 2024 and 2025;	227	240
Additional paid-in capital	391,449	419,578
Accumulated other comprehensive income	388	1,000
Accumulated deficit	(364,556)	(397,492)
Total shareholders' equity	27,508	23,326
Total liabilities and shareholders' equity	$242,911	$261,145
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of comprehensive income (loss) U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2023	2024	2025

Revenue	$218,019	$249,913	$282,600
Cost of revenue	47,090	54,814	57,802
Gross profit	170,929	195,099	224,798
Operating expenses:
Research and development	56,158	55,596	72,602
Sales and marketing	101,198	105,476	123,667
General and administrative	42,380	43,691	52,093
Total operating expenses	199,736	204,763	248,362
Loss from operations	(28,807)	(9,664)	(23,564)
Finance income (expenses), net	941	134	(5,210)
Loss before income taxes	(27,866)	(9,530)	(28,774)
Provision for income taxes	1,507	1,927	4,162
Net loss	$(29,373)	$(11,457)	$(32,936)
Net loss per share, basic and diluted	$(0.38)	$(0.14)	$(0.39)
Weighted-average shares used in computing net loss per share, basic and diluted	77,752,960	80,825,695	84,817,195

Net loss	$(29,373)	$(11,457)	$(32,936)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cash flow hedges	1,239	(484)	612
Total other comprehensive income (loss), net of tax	1,239	(484)	612
Total comprehensive loss	$(28,134)	$(11,941)	$(32,324)

The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of changes in shareholders’ equity U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2023	76,433,772	$210	$345,834	$(367)	$(323,726)	$21,951
Exercise of stock options and vesting of RSUs	1,923,898	5	2,302	—	—	2,307
Issuance of ordinary shares under the employee share purchase plan	293,208	1	1,258	—	—	1,259
Share-based compensation	—	—	18,164	—	—	18,164
Other comprehensive income	—	—	—	1,239	—	1,239
Net loss	—	—	—	—	(29,373)	(29,373)
Balance at December 31, 2023	78,650,878	216	367,558	872	(353,099)	15,547
Exercise of stock options and vesting of RSUs	3,692,511	10	4,687	—	—	4,697
Issuance of ordinary shares under the employee share purchase plan	275,122	1	1,485	—	—	1,486
Share-based compensation	—	—	17,719	—	—	17,719
Other comprehensive loss	—	—	—	(484)	—	(484)
Net loss	—	—	—	—	(11,457)	(11,457)
Balance at December 31, 2024	82,618,511	227	391,449	388	(364,556)	27,508
Exercise of stock options and vesting of RSUs	3,975,147	12	4,552	—	—	4,564
Issuance of ordinary shares under the employee share purchase plan	368,544	1	2,323	—	—	2,324
Share-based compensation	—	—	21,254	—	—	21,254
Other comprehensive income	—	—	—	612	—	612
Net loss	—	—	—	—	(32,936)	(32,936)
Balance at December 31, 2025	86,962,202	$240	$419,578	$1,000	$(397,492)	$23,326
The accompanying notes are an integral part of these consolidated financial statements.

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

	Year Ended December 31,
	2023	2024	2025

Cash flows from operating activities:
Net loss	$(29,373)	$(11,457)	$(32,936)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	10,258	10,528	8,989
Finance expense (income)	1,646	500	(225)
Unrealized (gain) loss from hedging transactions	(52)	103	(32)
Share-based compensation	18,127	17,615	21,242
Gain on sale of equipment	—	(12)	(31)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(1,926)	(1,078)	3,540
Increase in accounts receivable, net	(9,728)	(2,127)	(2,291)
(Increase) decrease in deferred contract costs	(2,873)	(258)	1,540
Decrease (increase) in prepaid expenses and other current assets	617	612	(716)
Increase in other non-current assets	(53)	(6)	(86)
Increase in accounts payable	1,255	3,597	1,451
Increase in deferred revenue	6,677	6,432	2,727
Increase in other non-current liabilities	961	528	156
Increase in other payables and accrued expenses	1,426	5,197	11,316
Net cash (used in) provided by operating activities	(3,038)	30,174	14,644
Cash flows from investing activities:
Purchase of property and equipment, net	(1,559)	(1,430)	(1,490)
Capitalized internal-use software costs	(821)	(1,304)	(163)
(Increase) decrease in restricted deposits	(206)	(552)	4,212
Payment for business combinations, net of cash acquired	—	(15,414)	(15,787)
Net cash used in investing activities	(2,586)	(18,700)	(13,228)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,296	4,677	4,587
Proceeds from employee share purchase plan	1,259	1,486	2,324
Repayment of Credit Facility	—	(25,000)	—
Payments of contingent consideration, net	(2,363)	—	—
Net cash provided by (used in) financing activities	1,192	(18,837)	6,911
Effect of exchange rates on cash and cash equivalents	(1,646)	(500)	225
Net decrease (increase) in cash and cash equivalents	(6,078)	(7,863)	8,552
Cash and cash equivalents, beginning of period	77,810	71,732	63,869
Cash and cash equivalents, end of period	$71,732	$63,869	$72,421

Similarweb Ltd. and Subsidiaries Consolidated statements of cash flows U.S. dollars in thousands

Supplemental disclosure of non-cash investing and financing activities:
Additions to operating lease right-of-use assets and liabilities	$2,597	$6,064	$7,176

Share-based compensation included in capitalized internal-use software	$37	$104	$12
Proceeds from exercise of share options included in other current assets	$11	$29	$6
Deferred costs of property and equipment incurred during the period included in accounts payable	$139	$227	$137
Deferred payments related to business combinations	$1,269	$340	$—

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
The Company’s Ordinary Shares are traded on the New York Stock Exchange under the symbol “SMWB” since May 11, 2021.
The Company is headquartered in Givatayim, Israel and has operations in various other global locations, including the United States, the United Kingdom, Japan, France, Germany, Australia, Czech Republic, Chile, Switzerland, Sweden and Singapore.
2.Summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP“). The significant accounting policies applied in the preparation of the consolidated financial statements, are as follows:
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. As of December 31, 2024 and 2025, all of the Company’s subsidiaries are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management’s subjective judgments include, but are not limited to, revenue recognition, income taxes, incremental borrowing rate (“IBR”) under operating lease agreements, internal-use software costs, the fair value of contingent consideration related to business combinations, the fair value of acquired intangible assets related to business combinations and the determination of useful lives of acquired intangible assets. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ materially under different assumptions or conditions.
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

The Company did not record any impairment charges to goodwill or other acquired intangible assets during the years ended December 31, 2023, 2024 and 2025.
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

Impairment of long-lived assets
The carrying amounts of the Company’s long-lived assets, including property and equipment, capitalized internal-use software, intangible assets and right of use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows that the asset is expected to generate over its remaining life. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of those assets is reduced to fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the shorter useful life. The Company did not record any such impairments during the years ended December 31, 2023, 2024 and 2025.
Financial statements in U.S. dollars
The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts most of its transactions, is determined separately for each Company subsidiary and is used to measure its financial position and operating results. The functional currency of the Company is U.S. Dollars.
Transactions denominated in foreign currencies are initially recorded by the Company at their respective functional currency exchange rates prevailing at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are re-measured at the prevailing functional currency spot rate of exchange as of the reporting date in accordance with ASC Topic 830, Foreign currency matters. All transaction gains and losses from the re-measurement of monetary balance sheet items denominated in foreign currencies are recorded in finance income (expenses), net. The gains (losses) from foreign currency translation were $1,298, $(329) and $(5,882), respectively, for the years ended December 31, 2023, 2024 and 2025.
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
Accounts receivable, net
Accounts receivable includes billed and unbilled receivables. Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for credit losses, which is estimated based on an analysis of the aging of its accounts receivable, historical write-offs, customer payment patterns and current economic trends in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for credit losses was not material as of December 31, 2024 and 2025.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Unbilled accounts receivable represents revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of December 31, 2024 and 2025, the unbilled accounts receivable included within accounts receivable, net were $771 and $769, respectively.
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
Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life. The weighted-average useful life of capitalized internal-use software is three years as of December 31, 2025. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended December 31, 2023, 2024 and 2025, the Company capitalized software development costs of $858, $1,408 and $175, respectively, which are included in property and equipment, net in the consolidated balance sheets. Capitalized internal-use software costs during the year ended December 31, 2023, 2024 and 2025 include $37, $104 and $12, respectively, of share based compensation.
Amortization expense for the related capitalized internal-use software for the years ended December 31, 2023, 2024 and 2025 totaled $1,287, $1,546 and $1,613, respectively, and is included in cost of revenue in the consolidated statements of comprehensive income (loss).
The Company did not recognize any impairments to capitalized internal-use software during the years ended December 31, 2023, 2024 and 2025.

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
The Company also generates revenue from data contracts, for which data is delivered to customers that do not receive ongoing access to a SaaS subscription platform. Data may be delivered either over time or at a point in time.
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
For SaaS subscriptions, the Company provides access to its cloud-based software, without providing the customer with the right to take possession of its software, which the Company considers to be a single performance obligation. Other subscription-based solutions provide the customer with API access or other recurring reports, which are generally contracted for the same service period as the SaaS subscription. For data contracts, the data is considered a separate performance obligation and is delivered either over time or at a point in time.
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
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”). When a contract includes multiple performance obligations which are delivered concurrently and have the same pattern of transfer to the customer, the Company accounts for those performance obligations as a single performance obligation.
5.Recognition of revenue when, or as, the performance obligations are satisfied.
Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services. SaaS subscription and other subscription revenue is recognized on a ratable basis over the contractual subscription term of the arrangement beginning on the date that the service is made available to the customer, since the software is available to the customer on a stand-ready basis throughout the contract term. Payments received in advance of services being rendered are recorded as deferred revenue. Revenue for data contracts is recognized upon the delivery of data to the customer, which may be either over time or at a point in time.
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
In addition, changes in deferred revenue during each period reflected payments received in advance of performance, partially offset by revenue recognized during the period as performance obligations were satisfied.
Deferred revenue that will be recognized as revenue during the succeeding twelve-month period is recorded as short-term deferred revenue and the remaining portion is recorded as deferred revenue, non-current.
During the years ended December 31, 2023, 2024 and 2025, the Company recognized revenue of $93,195, $98,901 and $107,179, respectively, which was included in the deferred revenue balances at the beginning of each respective period.
During the years ended December 31, 2024 and 2025, the Company’s deferred revenue increased by $2,125 and $1,265, respectively, resulting from business combinations.
Remaining performance obligations
The Company’s remaining performance obligations are comprised of subscription revenue not yet delivered. As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations was $288,844. The Company expects to recognize 69% of its remaining performance obligations as of December 31, 2025 as revenue during the year ending December 31, 2026, and the majority of the remainder during the year ending December 31, 2027.
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
Advertising expenses
Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2023, 2024 and 2025 amounted to $2,125, $4,419 and $8,289, respectively.
Post-employment benefits
The Company accounts for employee related obligations in accordance with ASC Topic 715, Compensation—retirement benefits. Pursuant to Israel’s Severance Pay Law, Company employees in Israel are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, 1963. Accordingly, the Company is required to contribute, on a monthly basis, an amount equal to 8.33% of each employee’s monthly salary to individual accounts held with insurance companies for the benefit of each employee. These contributions release the Company from any future statutory severance payments. The related obligation and amounts deposited on behalf of such obligations are not recorded on the consolidated balance sheets, as they are legally released from obligation to employees once the deposit amounts have been paid. Severance pay expenses for the years ended December 31, 2023, 2024 and 2025, amounted to approximately $4,629, $4,768 and $5,416, respectively.
The Company’s subsidiary in the United States maintains a defined contribution plan covering all of its employees in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”). Employees may elect to contribute up to 99% of their pretax salaries to the 401(k) Plan, but generally not greater than $23.5 per year (and an additional amount of $7.5 for employees aged 50 and over), through salary deferrals, subject to statutory limits. The Company matches 100% of employee contributions to the 401(k) Plan up to a limit of 4% of the employees’ eligible compensation. For the years ended December 31, 2023, 2024 and 2025, the Company recorded expense for matching contributions to the plan that amounted to $862, $830 and $1,037, respectively.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The carrying amounts of ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. The Company did not recognize any impairment charges during the years ended December 31, 2023, 2024 and 2025.
The Company subleases certain leased office spaces to third parties, and recognizes sublease income on a straight-line basis over the sublease term. The Company recognizes sublease income as an offset to lease expenses.
Share-based compensation
The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—stock compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its share options awards granted to employees, directors, and non-employees. The fair value of restricted share units (“RSUs”), for which vesting depends solely on continued service, and performance restricted share units (“PRSUs”), for which vesting also depends on the achievement of specified performance targets, is based on the closing market value of the underlying shares at the date of grant. The fair value of the Employee Share Purchase Plan (“ESPP”) is based on the Monte-Carlo Simulation. The determination of the grant date fair value using an option-pricing model is affected by highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the expected term of the share option, the expected volatility of the price of the Ordinary Shares, risk-free interest rates, and the expected dividend yield of the Ordinary Shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. Share-based compensation for RSUs is recognized on a straight-line basis over the requisite service period, which is generally four years, including awards with graded vesting. Share-based compensation for PRSUs is recognized using the accelerated method. The Company recognizes forfeitures as they occur.
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
Contingencies
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
Hedge accounting
The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks, primarily the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S Dollar that are associated with forecasted future cash flows and certain existing assets and liabilities for up to twelve months. The Company’s primary objective in entering into such contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not use derivative instruments for trading or speculative purposes. Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, Derivative and Hedging. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of comprehensive income (loss) to which the derivative relates. Derivative instruments that hedge the exposure to variability in the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded as other current assets or other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in finance income (expenses), net in the consolidated statements of comprehensive income (loss).
Hedge accounting is not applied to financial derivatives used as an economic hedge of financial assets and liabilities. The changes in the fair value of these derivatives are recorded, as incurred, in finance income (expenses), net in the consolidated statements of comprehensive income (loss). All of the accumulated other comprehensive loss as of December 31, 2025 is expected to be recognized as operating expenses in the consolidated statements of comprehensive income (loss) during the year ending December 31, 2026.
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
No single customer accounted for more than 10% of total revenue for the years ended December 31, 2023, 2024 and 2025. No single customer accounted for more than 10% of accounts receivable as of December 31, 2024 and 2025.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Recently adopted accounting pronouncements
In December 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The Company adopted this guidance for the year ended December 31, 2025 on a prospective basis. See Note 14, Income Taxes, for further information.

Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU 2024-03 Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”), which requires more detailed information about specified categories of expenses presented on the face of the income statement, in addition to disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. ASU 2025-06 amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 guidance is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. The Company is currently evaluating the impact of the adoption of this standard.
In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.Business Combinations
Acquisition of Admetricks SpA
In March 2024, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Admetricks SpA (“Admetricks”), a company incorporated under the laws of Chile. Admetricks is a provider of software services that provide estimates of competitor ad spending and results along with planning and budgeting for media campaigns. The purchase consideration included a cash amount of $4,435, subject to working capital and other customary closing adjustments. In addition, the Company shall pay an amount of up to $2,135 for the retention of certain executives and employees of Admetricks for a period of up to two years following the acquisition, which will be recognized as compensation expenses over the requisite service period. During the years ended December 31, 2024 and 2025 the Company recognized $1,092 and $897 relating to such retention payments.
The following summarizes the purchase price allocation of the acquisition of Admetricks:

Fair Value
Total consideration paid	$4,095
Add: Deferred payment	340
Total consideration	$4,435

Identifiable assets acquired, net of liabilities
Cash and cash equivalents	$262
Accounts receivable	381
Other current assets	25
Property and equipment	18
Developed Technology (1)	311
Customer relationships (2)	570
Brand name (3)	352
Goodwill (4)	3,291
Trade and other payables	(92)
Deferred revenue	(531)
Deferred tax liabilities, net	(152)
Total identifiable assets acquired, net of liabilities	$4,435
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
The following summarizes the purchase price allocation of the acquisition of 42matters:

Fair Value
Total consideration	$12,780

Cash and cash equivalents	$1,199
Accounts receivable	597
Other current assets	94
Developed Technology (1)	927
Customer relationships (2)	2,684
Brand name (3)	810
Goodwill (4)	9,111
Trade and other payables	(572)
Deferred revenue	(1,594)
Deferred tax liabilities, net	(476)
Total identifiable assets acquired, net of liabilities	$12,780
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

Acquisition of Signal Insights Inc.

In January 2025, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Signal Insights, Inc. (“Signal Insights”), a company incorporated under the laws of Delaware. Signal Insights is a SaaS company which provides competitive intelligence platform designed to help businesses stay informed about their competitors’ activities. The purchase consideration included a cash amount of $1,734, subject to working capital and other customary closing adjustments. In addition, the Company shall pay an amount of up to $3,900 for the retention of certain executives and employees of Signal Insights for a period of up to 18 months following the acquisition, which will be recognized as compensation expenses over the requisite service period. During the year ended December 31, 2025 the Company recognized $2,597 relating to such retention payments.

The following summarizes the purchase price allocation of the acquisition of Signal Insights:

Fair Value
Total consideration	$1,734

Cash and cash equivalents	$220
Accounts receivable	162
Other current assets	8
Developed Technology (1)	277
Customer relationships (2)	493
Goodwill (3)	1,116
Trade and other payables	(23)
Deferred revenue	(311)
Deferred tax liabilities, net	(208)
Total identifiable assets acquired, net of liabilities	$1,734
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
The Company incurred approximately $14 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2025.
Pro forma results of the Signal Insights acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The results of operations of Signal Insights have been included in the consolidated financial statements since the acquisition date of January 31, 2025. Signal Insights revenue and net loss included in the Company’s statements of comprehensive income (loss) from January 31, 2025, through December 31, 2025, were immaterial.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Acquisition of The Search Monitor LLC
In February 2025, the Company entered into a membership interest purchase agreement pursuant to which it acquired all of the outstanding LLC membership interests of The Search Monitor LLC (“The Search Monitor”), a limited liability company organized under the laws of Delaware. The Search Monitor is an SaaS company which provides precise ad monitoring, SEM insights, and online brand protection. The purchase consideration included a cash amount of $7,719, subject to working capital and other customary closing adjustments and additional contingent consideration payments to shareholders of The Search Monitor in the aggregate amount of up to $2,500, to be paid after 21 months, subject to the achievement of certain milestones. The fair value of the contingent consideration as of the acquisition date was $822 and is measured based on estimated future cash outflows, based upon the probabilities-weighted fair values of multiple discounted cash flow analysis. The extent to which the actual contingent consideration payment differs from the probability-weighted analysis will result in adjustments to this liability in future periods. The contingent consideration was classified as a liability, and as a result was measured at fair value as of the acquisition date and will be remeasured to fair value on each subsequent reporting date until the contingency is settled (Level 3 within fair value hierarchy). In addition, the Company shall pay an amount of up to $3,800 for the retention of certain executives and employees of The Search Monitor for a period of up to 18 months following the acquisition, which will be recognized as compensation expenses over the requisite service period. During the year ended December 31, 2025 the Company recognized $3,370 relating to such retention payments.

The following summarizes the purchase price allocation of the acquisition of The Search Monitor:

Fair Value
Total consideration paid	$7,719
Add: Contingent consideration	822
Total consideration	$8,541

Cash and cash equivalents	$183
Accounts receivable	626
Other current assets	22
Developed Technology (1)	927
Customer relationships (2)	1,017
Brand name (3)	729
Goodwill (4)	6,466
Trade and other payables	(117)
Deferred revenue	(590)
Deferred tax liabilities, net	(722)
Total identifiable assets acquired, net of liabilities	$8,541
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company incurred approximately $161 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2025.
Pro forma results of the The Search Monitor acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The results of operations of The Search Monitor have been included in the consolidated financial statements since the acquisition date of February 11, 2025. The Search Monitor revenue and net loss included in the Company’s statements of comprehensive income (loss) from February 11, 2025, through December 31, 2025, were immaterial.
Acquisition of Wincher International AB
In April 2025, the Company entered into a Share Purchase Agreement pursuant to which it acquired all of the outstanding shares of Wincher International AB (“Wincher”), a company incorporated under the laws of Sweden. Wincher is a SaaS company which provides Search Engine Optimization (SEO) tools with a specific focus on keyword rank tracking. The purchase consideration included a cash amount of $7,119, subject to working capital and other customary closing adjustments. $1,824 of the total of $7,119 was paid into an Escrow account to be released to the relevant sellers over a period of up to 2 years. In addition, the Company shall pay an amount of up to $1,176 for the retention of certain executives and employees of Wincher for a period of up to 2 years following the acquisition, which will be recognized as compensation expenses over the requisite service period. During the year ended December 31, 2025 the Company recognized $661 relating to such retention payments.

The fair value of the assets acquired and liabilities assumed for the acquisition of Wincher were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition is subject to change as the Company obtains additional information during the respective measurement period up to one year from the acquisition date. The following summarizes the preliminary purchase price allocation of the acquisition of Wincher:

Fair Value
Total consideration	$7,119

Cash and cash equivalents	$722
Accounts receivable	9
Other current assets	44
Property and equipment	5
Developed Technology (1)	278
Customer relationships (2)	967
Goodwill (3)	5,963
Trade and other payables	(248)
Deferred revenue	(364)
Deferred tax liabilities, net	(257)
Total identifiable assets acquired, net of liabilities	$7,119
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company incurred approximately $143 of expenses relating to the acquisition, which were recorded in general and administrative expenses for the year ended December 31, 2025.
Pro forma results of the Wincher acquisition have not been presented because they are not material to the Company’s consolidated financial statements. The results of operations of Wincher have been included in the consolidated financial statements since the acquisition date of April 2, 2025. Wincher revenue and net loss included in the Company’s statements of comprehensive income (loss) from April 2, 2025, through December 31, 2025, were immaterial.
4.Fair value measurement
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2024
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts, included in cash and cash equivalents	$19,697	$—	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	$388	—
Total financial assets	$19,697	$388	$—
Financial liabilities:
Foreign currency contracts designated as hedge instruments, included in other payables and accrued expenses	—	$(29)	—
Total financial liabilities	$—	$(29)	$—

	December 31, 2025
	Level 1	Level 2	Level 3
Financial assets:
Money market accounts, included in cash and cash equivalents	$20,575	$—	$—
Foreign currency contracts designated as hedge instruments, included in prepaid expenses and other current assets	—	$1,003	—
Total financial assets	$20,575	$1,003	$—
Financial liabilities:
Contingent consideration in relation to business combinations	$—	$—	$(822)
Total financial liabilities	$—	$—	$(822)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.Prepaid expenses or other current assets
Prepaid expenses or other current assets consist of the following:

	December 31,
	2024	2025

Receivables from government authorities	$722	$940
Prepaid expenses	2,953	2,956
Fair value of future hedging transactions	388	1,003
Rent deposits	222	259
Other	282	791
Total prepaid expenses and other current assets	$4,567	$5,949

6.Deferred contract costs
The following table summarizes deferred contract costs activity:

	December 31,
	2024	2025

Balance at the beginning of the year	$21,010	$21,268
Capitalization of deferred contract costs	13,222	11,203
Amortization of deferred contract costs	(12,964)	(12,743)
Balance at the end of the year	$21,268	$19,728

7.Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2024	2025

Computers and peripheral equipment	$8,074	$8,081
Office furniture and equipment	2,411	2,576
Electronic equipment	270	298
Leasehold improvements	26,119	26,271
Capitalized internal-use software costs	10,555	10,730
Total property and equipment	47,429	47,956
Less: accumulated depreciation and amortization	(21,508)	(25,916)
Total property and equipment, net	$25,921	$22,040

Depreciation and amortization expenses amounted to $5,482, $5,666 and $5,491 for the years ended December 31, 2023, 2024 and 2025, respectively.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

8.Goodwill and Intangible assets, net
Goodwill
The following table represents the changes to goodwill:

Carrying Amount

Balance as of December 31, 2023	$12,867
Additions from acquisitions	12,402
Balance as of December 31, 2024	25,269
Additions from acquisitions	13,544
Balance as of December 31, 2025	$38,813
Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2024	2025

Developed technology	$4,070	$5,552
Customer relationships	3,694	6,172
Database	208	208
User panel	11,202	11,202
Brand name	1,221	1,950
Total intangible assets	20,395	25,084
Less: accumulated amortization	(14,818)	(18,316)
Total intangible assets, net	$5,577	$6,768

Amortization expenses amounted to $4,776, $4,862 and $3,498 for the years ended December 31, 2023, 2024 and 2025.
As of December 31, 2025, the expected future amortization expenses for the intangible assets are as follows:

Years ending December 31,
2026	$3,004
2027	1,640
2028	1,170
2029	859
2030	95
Total	$6,768

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

9.Other payables and accrued expenses
Other payables and accrued expenses consist of the following:

	December 31,
	2024	2025

Governmental authorities	$17,206	$21,470
Accrued expenses	8,684	10,631
Contingent consideration related to business combinations	—	822
Accrued retention bonuses related to business combinations	1,572	7,471
Fair value of future hedging transactions	29	—
Other	1,839	948
Total other payables and accrued expenses	$29,330	$41,342

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
In August 2024, following the renewal of the SVB Credit Facility through December 31, 2024, the Company received an approval for an additional extension for two years through December 31, 2026.
As of December 31, 2024 and 2025 the Company had no outstanding debt under the SVB Credit Facility. The Company was in compliance with all of its financial covenants under the SVB Credit Facility as of December 31, 2024 and 2025.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

11.Derivatives and hedging
During 2024 and 2025, the Company entered into forward and cylinder contracts primarily to hedge certain forecasted NIS denominated payroll payments against exchange rate fluctuations of the U.S. dollar, for a period of up to twelve months. The fair value of future hedging transactions is included in other current assets or other payables and accrued expenses, as appropriate. The Company recorded the cash flows associated with these derivatives under operating activities.
The gross notional amounts of the Company’s foreign currency contracts are denominated in NIS and GBP. The notional amounts of outstanding foreign currency contracts in U.S. dollars are as follows:

	December 31,
	2024	2025

Derivatives designated as hedging instruments	$5,418	$4,692
Derivatives not designated as hedging instruments	118	67
Total	$5,536	$4,759

During the years ended December 31, 2023, 2024 and 2025, gains (losses) related to designated hedging instruments were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred. These gains (losses) were recorded in the consolidated statements of comprehensive income (loss), as follows:

	Year Ended December 31,
	2023	2024	2025

Cost of revenue	$(250)	$31	$442
Research and development	(849)	108	1,470
Sales and marketing	(551)	60	736
General and administrative	(361)	57	732
Total	$(2,011)	$256	$3,380

During the years ended December 31, 2023, 2024 and 2025, the Company recorded gains (losses) related to non-designated hedging instruments in the amount of $126, $(133) and $69, respectively, which are classified as finance income (expenses), net in the consolidated statements of comprehensive income (loss).

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

12.Leases
The Company has entered into various non-cancelable operating leases for its office facilities with expiration dates through April 2032. The components of operating lease costs recorded under operating expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	2023	2024	2025
Operating lease cost	$8,327	$7,066	$8,933
Variable lease cost	415	799	1,133
Total	$8,742	$7,865	$10,066

Cash payments paid for operating leases were $10,037, $9,130 and $11,197 for the years ended December 31, 2023, 2024 and 2025, respectively.
As of December 31, 2024 and 2025, the Company’s weighted average remaining lease term was 5.69 years and 6.71 years, respectively, and the weighted average discount rate was 4.39% and 4.26%, respectively.
As of December 31, 2025, the minimum lease payments for the Company’s ROU assets over the remaining lease periods are as follows:

Years ending December 31,
2026	$10,212
2027	8,172
2028	7,749
2029	7,061
2030	6,765
2031 and thereafter	8,299
Total undiscounted lease payments	48,258
Less: imputed interest	(4,962)
Present value of lease liabilities	$43,296
The Company subleases certain unused office space to third parties. The Company recorded $226 ,$1,051 and $777 of sublease income during the years ended December 31, 2023, 2024 and 2025, respectively.
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
As of December 31, 2025, there were 8,360,757 ordinary shares available for future grant under the 2021 Plan, there were no ordinary shares available for future grant under the 2010 and 2012 Plans.
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
The following table summarizes share option activity for the years ended December 31, 2024 and 2025:

	2024			2025

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)

Outstanding at the beginning of the year	7,351,711	$2.21	4.04	5,144,220	$2.21	3.50
Granted	—	—	—	—	—	—
Exercised	(2,167,781)	2.14	—	(1,913,170)	2.39	—
Forfeited	(39,710)	5.41	—	(7,438)	5.80	—
Outstanding at the end of the year	5,144,220	$2.21	3.50	3,223,612	$2.09	3.28
Exercisable at the end of the year	5,088,188	$2.19	3.47	3,223,612	$2.09	3.28

No share options were granted during the years ended December 31, 2023, 2024 and 2025.
Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. The intrinsic value of the exercised options was $3,037, $15,218 and $13,673 for the years ended December 31, 2023, 2024 and 2025, respectively. The grant-date fair value of vested options was $3,541 and $580 for the years ended December 31, 2024 and 2025, respectively.
As of December 31, 2025 there were no unrecognized compensation cost related to the options.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes RSU (including PRSU) activity for the years ended December 31, 2024 and 2025:

	2024		2025
	Number of RSUs	Weighted Average Fair Value at Grant Date	Number of RSUs	Weighted Average Fair Value at Grant Date

Outstanding and unvested at the beginning of the year	4,003,336	$8.16	5,024,954	$7.52
Granted	3,481,480	7.38	3,508,846	12.87
Vested	(1,524,730)	8.44	(2,061,977)	8.31
Forfeited	(935,132)	8.26	(1,322,342)	10.52
Outstanding and unvested at the end of the year	5,024,954	7.52	5,149,481	10.07

As of December 31, 2025, the Company had $42,944 of unrecognized compensation expense related to non-vested RSUs, expected to be recognized over a weighted average period of 2.72 years.
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
The Company issued 293,208, 275,122 and 368,544 ordinary shares under the ESPP during the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 3,831,104 ordinary shares remain available for grant under the ESPP.
The Company recognized $572, $661 and $1,117 of stock-based compensation expense related to the ESPP during the years ended December 31, 2023, 2024 and 2025, respectively. Total unrecognized compensation cost related to the ESPP was approximately $594 as of December 31, 2025, and will be recognized as compensation expense over a weighted average period of 0.4 years.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table summarizes the share-based compensation recorded in each line item in the accompanying consolidated statements of comprehensive income (loss):

	Year Ended December 31,
	2023	2024	2025

Cost of revenue	$635	$812	$1,024
Research and development	5,782	5,511	6,805
Sales and marketing	5,196	4,273	5,031
General and administrative	6,514	7,019	8,382
Total	$18,127	$17,615	$21,242

14.Income taxes
Basis of taxation
The Israeli corporate tax rate was 23% for the years ended December 31, 2023, 2024 and 2025.
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
The Company’s income tax returns in Israel are considered final through the year ended December 31, 2020.
The Company is qualified as an “industrial company” under the Israeli Law for the Encouragement of Industry (Taxation), 1969, and is eligible for certain tax benefits including amortization of goodwill arising from business combinations that are asset acquisitions.
The components of the loss before the provision for income taxes for the years ended December 31, 2023, 2024 and 2025 were as follows:

	2023	2024	2025
Domestic	$(31,021)	$(12,180)	$(32,416)
Foreign	3,155	2,650	3,642
Total loss before income taxes	$(27,866)	$(9,530)	$(28,774)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The provision for income taxes for the years ended December 31, 2023, 2024 and 2025 was as follows:

	2023	2024	2025
Current:
Domestic	$56	$448	$351
Foreign	646	1,090	3,939
Total current income tax expense	702	1,538	4,290
Deferred:
Domestic	(126)	—	—
Foreign	931	389	(128)
Total deferred income tax expense	805	389	(128)
Total provision for income taxes	$1,507	$1,927	$4,162

The provision for income taxes consisted primarily of income taxes related to the United States and other foreign jurisdictions in which the Company conducts business.
The following table presents the reconciliation between the Company’s theoretical income tax and effective income tax for the year ended December 31, 2025 after the adoption of ASU 2023-09:

	December 31,
	2025
	Tax	Rate
Parent entity theoretical tax	$(6,618)	23.0%
Foreign Tax Effects
United States
Retention payments related to business combinations	1,253	(4.4)%
State Taxes	771	(2.7)%
Other	456	(1.6)%
Other foreign jurisdictions	448	(1.5)%
Non-taxable or Non-deductible items:
Share based compensation	2,769	(9.6)%
Non-deductible contingencies	1,315	(4.6)%
Changes in Valuation Allowances	3,419	(11.9)%
Changes in unrecognized tax benefits	203	(0.7)%
Other Adjustments	146	(0.5)%
Total effective income taxes	$4,162	(14.5)%

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table presents the reconciliation between the Company’s theoretical income taxes and effective income taxes for the years ended December 31, 2023 and 2024 prior the adoption of ASU 2023-09:

	2023		2024
	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(6,409)	23%	$(2,192)	23%
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	3,498	(12)%	(655)	7%
Effect of entities with different tax rates	48	0%	145	(2)%
Non-deductible expenses, net	4,368	(16)%	4,455	(47)%
Income in zero tax rate	—	0%	—	0%
Change in tax reserve for uncertain tax positions	145	(1)%	202	(2)%
Other	(143)	1%	(28)	1%
Total effective income taxes	$1,507	(5)%	$1,927	(20)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$61,014	$60,110
Research and development expenses	11,028	13,181
Lease liabilities	9,208	9,590
Accruals and reserves	1,282	1,200
Share-based compensation	401	425
Deferred revenue	120	21
Other	554	489
Gross deferred tax assets	83,607	85,016
Valuation allowance	(73,305)	(75,964)
Total deferred tax assets	$10,302	$9,052
Deferred tax liabilities:
Intangible assets	(977)	(1,655)
Deferred contract acquisition costs	(3,747)	(3,348)
Property and equipment	(683)	(554)
Right-of-use-assets	(7,945)	(7,509)
Other comprehensive income	(89)	(230)
Other	(137)	(178)
Gross deferred tax liabilities	(13,578)	(13,474)
Net deferred taxes	$(3,276)	$(4,422)

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2024 and 2025 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2024 and 2025 was a decrease of $(655) and an increase of $2,659, respectively.
As of December 31, 2025, $24,492 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries as the Company intends to indefinitely reinvest those earnings.
Net operating loss carryforwards
As of December 31, 2025, the Company had generated Israeli net operating loss carryforwards (“NOLs”) of approximately $260,273, which may be carried forward and offset against taxable income in the future for an indefinite period.
Unrecognized tax positions
The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax positions as of December 31, 2023, 2024 and 2025.

Unrecognized tax positions
Balance as of January 1, 2023	$608
Increases related to current year tax positions	145
Balance as of December 31, 2023	753
Increases related to current year tax positions	202
Balance as of December 31, 2024	955
Increases related to current year tax positions	203
Balance as of December 31, 2025	$1,158

As of December 31, 2025, the total amount of gross uncertain tax benefits if recognized that would affect the Company’s effective tax rate is $1,158.
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2023, 2024 and 2025 the Company recorded $32, $26 and $27, respectively, in interest and penalties related to uncertain tax positions.
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The amounts of cash income taxes paid by the Company were as follows:

Year ended December 31,
2025
Israel	$85
Foreign
US Federal	848
California	131
New York	148
Other US States	132
Germany	137
Australia	107
Czech Republic	193
Other	67
Income taxes, net of amounts refunded	$1,849

Income taxes paid for the years ended December 31, 2023 and 2024 were $1,883 and $1,168 respectively.
15.Net income (loss) per share
The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended December 31,
	2023	2024	2025
Numerator:
Net loss	$(29,373)	$(11,457)	$(32,936)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	77,752,960	80,825,695	84,817,195
Net loss per share, basic and diluted	$(0.38)	$(0.14)	$(0.39)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
	2023	2024	2025
Outstanding share options	7,351,711	5,144,220	3,223,612
RSUs	4,003,336	5,024,954	5,149,481
Total	11,355,047	10,169,174	8,373,093

The potentially dilutive impact of the ESPP is immaterial for each of the years ended December 31, 2023, 2024 and 2025.

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

16.Commitments and contingencies
Non-cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties mainly for hosting services, as well as software products and services. As of December 31, 2025, the Company had outstanding non-cancelable purchase obligations from contracts with a term of 12 months or longer as follows:

Years ending December 31,
2026	$19,203
2027	6,031
2028	1,357
Total purchase obligations	$26,591

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
A third party has initiated an action against Similarweb in the Supreme Court of the State of New York, County of New York, Commercial Division, alleging breach of contract and seeking to recover amounts it claims are due under the applicable agreement. The matter is currently in the discovery phase. The note of issue is currently due in July 2026, and deadlines for summary judgment motions are currently scheduled for September 2026. The court has dismissed Similarweb’s counterclaims, and Similarweb is evaluating its appellate rights with respect to that ruling. Based on information currently available and after consultation with external legal counsel, management believes that the Company has recorded an appropriate provision in its consolidated financial statements. Similarweb intends to vigorously defend against the claims; however, the outcome of this matter is inherently uncertain.
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

Similarweb Ltd. and Subsidiaries
Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

17.Related party transactions
In February 2014, the Company entered into an agreement with an affiliate of a shareholder, pursuant to which, as amended, the Company granted the affiliate a SaaS subscription to the Company’s cloud-based platform with a non-exclusive license to access our cloud-based platform for a defined subscription term. The term of the agreement continues to December 31, 2029. During the years ended December 31, 2023, 2024 and 2025, the Company recorded revenue of $182, $160 and $236 respectively, from the affiliate. As of December 31, 2025, no balances were owed from the affiliate.

18.Segment and geographic information
Revenue attributable to the Company's domicile and other geographic areas based on the location of the customers was as follows:

	Year Ended December 31,
	2023	2024	2025

United States	$103,527	$120,524	$154,382
Europe	41,779	46,431	46,012
Asia Pacific	33,951	38,759	34,818
United Kingdom	21,705	22,703	24,556
Israel	3,551	4,221	4,954
Other	13,506	17,275	17,878
Total	$218,019	$249,913	$282,600

Long-lived assets (including ROU assets) by geographical areas were as follows:

	December 31,
	2024	2025

Israel	$55,201	$47,395
Other	5,113	9,062
Total	$60,314	$56,457

1

19.    Subsequent Events
In January 2026, the Company entered into a share purchase agreement pursuant to which it acquired all of the outstanding shares of XPLN, GmbH, a company incorporated under the laws of Germany. The purchase consideration included a cash amount of $6,970, which also includes the estimated working capital and other customary closing adjustments. In addition, the Company shall pay up to an aggregate of $4,300 in two installments of up to two years, subject to certain terms and conditions as described in the share purchase agreement.
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